Filed pursuant to Rule 424(b)(3)
Registration No. 333-258186.

Common Stock	78,942,045 Shares

This prospectus relates to the resale of up to 78,942,045 shares of our common stock by the selling stockholders named in this prospectus or their permitted transferees.

The shares of our common stock registered hereby may be offered and sold by our selling stockholders through one or more underwriters, broker-dealers or agents. If the shares of our common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of our common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. See “Plan of Distribution.”

This prospectus describes the general manner in which shares of our common stock may be offered and sold by any selling stockholder named herein. When the selling stockholders sell shares of our common stock under this prospectus, we may, if necessary and required by law, provide a prospectus supplement that will contain specific information about the terms of that offering. Any prospectus supplement may also add to, update, modify or replace information contained in this prospectus. We urge you to read carefully this prospectus, any accompanying prospectus supplement and any documents we incorporate by reference into this prospectus and any accompanying prospectus supplement before you make your investment decision.

Our common stock is listed on the New York Stock Exchange under the symbol “MCW.” On July 28, 2021, the last reported sale price of our common stock was $21.07 per share.

We are a “controlled company” within the meaning of the corporate governance standards of The New York Stock Exchange. As long as LGP (as defined herein) owns a majority of our common stock, it will be able to control all of our major corporate decisions. Additionally, pursuant to the terms of the stockholders agreement described in this prospectus, LGP will be entitled to nominate a certain number of our directors following this offering even if LGP owns less than a majority of our common stock.

We are an “emerging growth company” under the federal securities laws and, as such, may elect to comply with certain reduced public reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risk. See “Risk Factors” beginning on page 15 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission, or the SEC, nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 29, 2021.

i

ABOUT THIS PROSPECTUS

You should rely only on the information included elsewhere in this prospectus, any applicable prospectus supplement and any free writing prospectus prepared by or on behalf of us that we have referred to you. Neither we nor the selling stockholders have authorized anyone to provide you with additional information or information different from that included elsewhere in this prospectus, any applicable prospectus supplement or in any free writing prospectus prepared by or on behalf of us that we have referred to you. If anyone provides you with additional, different or inconsistent information, you should not rely on it. Offers to sell, and solicitations of offers to buy, shares of our common stock are being made only in jurisdictions where offers and sales are permitted.

This prospectus is a part of a registration statement on Form S-1 that we filed with the SEC using a “shelf” registration or continuous offering process. Under this shelf process, the selling stockholders may from time to time sell shares of our common stock covered by this prospectus. Additionally, under the shelf process, in certain circumstances, we may provide a prospectus supplement that will contain certain specific information about the terms of a particular offering by one or more of the selling stockholders. We may also provide a prospectus supplement to add information to, or update or change information contained in this prospectus. You should read this prospectus and the information incorporated by reference before deciding to invest in shares of our common stock. You may obtain this information without charge by following the instructions under “Where You Can Find More Information” appearing elsewhere in this prospectus.

MARKET AND INDUSTRY DATA

This prospectus includes estimates regarding market and industry data that we prepared based on our management’s knowledge and experience in the markets in which we operate, together with information obtained from various sources, including publicly available information, industry reports and publications, surveys, our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets which we believe to be reasonable.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets for the services we offer. Market share data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of market shares. In addition, customer preferences are subject to change. Accordingly, you are cautioned not to place undue reliance on such market share data. References herein to the markets in which we conduct our business refer to the geographic metropolitan areas in which we operate our locations.

BASIS OF PRESENTATION

Certain monetary amounts, percentages, and other figures included elsewhere in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

As used in this prospectus, unless the context otherwise requires, references to:

•	“CAGR” means compound annual growth rate;

•	the “Company,” “Mister Car Wash,” “Mister,” “we,” “us” and “our” mean Mister Car Wash, Inc. (f.k.a. Hotshine Holdings, Inc.) and, unless the context otherwise requires, its consolidated subsidiaries;

•

“Credit Facilities” means our First Lien Term Loan, our Second Lien Term Loan and our Revolving Credit Facility before the IPO, and our First Lien Term Loan and our Revolving Credit Facility after the IPO;

•	“Delayed Draw Facility” means our $40.0 million delayed draw term loan facility, pursuant to an amended and restated first lien credit agreement entered into on May 14, 2019;

•	“DGCL” means the Delaware General Corporation Law;

•	“Exchange Act” means the Securities Exchange Act of 1934, as amended;

•	“Express Exterior Location” means a car wash location that offers self-drive exterior cleaning services and includes free vacuums available for customer use;

•

“First Lien Term Loan” means our amended and restated senior secured first lien term loan facility in an initial principal amount of $800.0 million, pursuant to an amended and restated first lien credit agreement entered into on May 14, 2019, as amended;

•

“Four-wall EBITDA” means the sales generated by a store less the labor, chemical, credit card and utility costs to generate those sales; store-level expenses such as repairs and maintenance, property taxes, rent and supplies; and an allocation of regional labor, and related payroll taxes and benefits;

•	“GAAP” means U.S. generally accepted accounting principles;

•	“Interior Cleaning Location” means a car wash location that offers exterior and interior cleaning services, including vacuuming by our team members;

•

“IPO” means our initial public offering, which was consummated on June 29, 2021 and in which we sold 31,250,000 shares of our common stock and the selling stockholders sold a total of 11,875,000 shares of common stock, all at an offering price of $15.00 per share;

•	“LGP” means investment funds affiliated with or advised by Leonard Green & Partners, L.P., which as of the date of this prospectus own a controlling interest in us;

•	“Revolving Credit Facility” means our revolving credit facility, pursuant to an amended and restated first lien credit agreement entered into on May 14, 2019, as amended;

•

“Second Lien Credit Agreement” means our second lien credit agreement entered into on May 14, 2019, as amended by the incremental term loan facility in an initial amount of $5.6 million entered into on March 31, 2020, which was repaid in full using proceeds from the IPO and which has now been terminated;

•

“Second Lien Term Loan” means our senior secured second lien term loan facility in an initial principal amount of $225.0 million pursuant to the Second Lien Credit Agreement, which was repaid in full using proceeds from the IPO and which has now been terminated; and

•

“Stockholders Agreement” means the amended and restated stockholders agreement dated June 29, 2021, by and among us, LGP, certain of our directors and executive officers and certain other existing stockholders.

CERTAIN TRADEMARKS

This prospectus includes trademarks and service marks owned by us, including Mister Car Wash®, Hotshine®, Mister Hotshine® and Unlimited Wash Club®. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®,

™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

KEY PERFORMANCE INDICATORS AND NON-GAAP FINANCIAL MEASURES

Throughout this prospectus, we use a number of key performance indicators used by management to evaluate our business. These key performance indicators are discussed in more detail in the section of the prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Key Performance Indicators.”

Location Count (end of period)

Our location count refers to the total number of car wash locations we had open at the end of a period.

Comparable Store Sales Growth

A location is considered a comparable store on the first day of the 13th full calendar month following a location’s first day of operations. A location converted from an Interior Cleaning Location to an Express Exterior Location format is excluded when the location did not offer interior cleaning services in the current period but did offer interior cleaning services in the prior year period. Comparable store sales growth is the percentage change in total wash sales of all comparable store car washes.

UWC Members

Members of our monthly subscription service are known as Unlimited Wash Club members (“UWC Members”).

UWC Sales as a Percentage of Total Wash Sales

Total wash sales are defined as the net revenue generated from express exterior and interior cleaning services for both UWC Members and retail customers. UWC sales as a percentage of total wash sales is calculated as net revenue generated from UWC Members as a percentage of total wash sales.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP measures of our financial performance and should not be considered as an alternative to net income or net income margin as a measure of financial performance or any other performance measure derived in accordance with GAAP. Adjusted EBITDA is defined as net income before interest expense net, income tax expense (benefit), depreciation and amortization, (gain) loss on sale of assets, gain on sale of quick lube facilities, dividend recapitalization fees and payments, loss on early debt extinguishment, stock-based compensation expense, acquisition expenses, management fees, non-cash rent expense and other non-recurring charges. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by total net revenue for a given period.

We present Adjusted EBITDA because we believe it assists investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our ongoing operating performance. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in our presentation of Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. There can be no assurance that we will not modify the presentation of Adjusted EBITDA in the future, and any such modification may be material. In addition, Adjusted EBITDA may not be comparable to similarly titled measures used by other companies in our industry or across different industries.

Our management believes Adjusted EBITDA is helpful in highlighting trends in our core operating performance compared to other measures, which can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. We also use Adjusted EBITDA in connection with establishing discretionary annual incentive compensation; to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies; to make budgeting decisions; and because our Credit Facilities use measures similar to Adjusted EBITDA to measure our compliance with certain covenants.

Adjusted EBITDA has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•	Adjusted EBITDA does not reflect our cash expenditure or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in our cash requirements for our working capital needs;

•	Adjusted EBITDA does not reflect the interest expense and the cash requirements necessary to service interest or principal payments on our debt;

•	Adjusted EBITDA does not reflect cash requirements for replacement of assets that are being depreciated and amortized;

•	Adjusted EBITDA does not reflect non-cash compensation, which is a key element of our overall long-term compensation;

•	Adjusted EBITDA does not reflect the impact of certain cash charges or cash receipts resulting from matters we do not find indicative of our ongoing operations; and

•	other companies in our industry may calculate Adjusted EBITDA differently than we do.

v

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all the information that may be important to you. You should read the entire prospectus carefully, especially “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus, before deciding to invest in our common stock.

Our Mission: Inspiring People to Shine

We believe that a car wash can be so much more than just a car wash.

By delivering a clean, dry and shiny car at the end of our car wash tunnels, we lift the spirits of our customers with an affordable, feel-good experience.

By relentlessly improving our processes to drive speed, consistency and quality, we provide reliable convenience that keeps our millions of customers coming back time and time again.

And by putting our team members first and empowering them to thrive, we have created a culture of passionate, engaged team members focused on delivering happiness to our customers.

At Mister Car Wash, we believe that a car wash is more than just a car wash: it is an opportunity to Inspire People to Shine.

Who We Are

Mister Car Wash is the largest national car wash brand, offering express exterior and interior cleaning services to customers across 344 car wash locations in 21 states, as of March 31, 2021. Founded in 1996, we employ an efficient, repeatable and scalable process, which we call the “Mister Experience,” to deliver a clean, dry and shiny car every time. The core pillars of the “Mister Experience” are providing elevated hospitality to our guests, delivering the highest quality car wash and ensuring the experience is quick and convenient. We offer a monthly subscription program, which we call Unlimited Wash Club (“UWC”), as a flexible, quick and convenient option for customers to keep their cars clean. As of March 31, 2021, we had 1.4 million UWC Members, and, in 2020 and the first quarter of 2021, UWC sales represented 62% and 62% of our total wash sales and 68% and 70% of our total wash volume, respectively. Our scale and 25 years of innovation allow us to drive operating efficiencies and invest in training, infrastructure and technology that improve speed of service, quality and sustainability and realize strong financial performance.

Our purpose is simple: deliver a memorable “Mister Experience” at a consistently high level, each and every time across all of our locations. This starts with our people. We attract and retain a strong pool of talent by investing in their training and development through our MisterLearn training platform and promoting them from entry-level positions to leadership roles. As a result, our team members are highly engaged and deliver memorable experiences to our customers. We have proven our people-first approach is scalable and this has enabled us to develop a world class team, comprised of both internally developed talent and external hires from top service organizations. We believe our purpose-driven culture is critical to our success.

UWC is our all-you-can-wash subscription program for a flat monthly fee. We employ a “member-centric” business model that is focused on providing easy, convenient and fast car washes. Over the last several years we have added dedicated member-only lanes and adopted radio-frequency identification (“RFID”) technology for our UWC Members to enable quick, contactless and convenient trips. In 2020, the average UWC Member washed their car over 30 times, which we believe is significantly more than the average car wash user. Increased UWC membership provides us consistent, visible and recurring revenue while improving customer loyalty. We have grown the UWC program from representing 30% of our total wash sales in 2015 to 62% of our total wash sales in the first quarter of 2021, and despite the COVID-19 pandemic, we grew UWC membership by approximately 247,000 members in 2020.

We have washed over 345 million cars during the last 20 years, and we are committed to being excellent environmental stewards for the communities we serve. We use proprietary cleaning products in our car wash process. Our wash process is also more efficient than a do-it-yourself (“DIY”) home wash, which we estimate uses more than three times the amount of water per wash on average, in part because we recycle an average of 33% of the water used during our wash process.

We are the largest national car wash brand based on number of locations, having grown from 65 locations in 2010 to 344 locations as of March 31, 2021. We operate two location formats: (i) Express Exterior Locations, which offer express exterior cleaning services, and (ii) Interior Cleaning Locations, which offer both express exterior and interior cleaning services. Our Express Exterior Locations comprise 263 of our current locations and represent all of our historical and projected greenfield growth. We have 81 Interior Cleaning Locations that serve as a fertile training ground for Mister operations and generate strong cash flows. In 2018, we launched our greenfield development strategy to expand the number of our Express Exterior Locations, opening our first location in Urbandale, Iowa. As of March 31, 2021, we have opened a total of 22 greenfield locations and have invested meaningfully in our greenfield development team, systems and capabilities. Our greenfield performance has been consistently strong over time. To date, we have been able to generate enough income from our existing greenfield locations to pay back our initial net capital investments in these locations within approximately three years of their operations. In 2021, we expect to open 16 to 18 total greenfield locations in existing markets nationwide and have a strong development pipeline for future locations.

We believe Mister Car Wash offers an affordable, feel-good experience, enjoyed by all who value a clean, dry and shiny car. Our car wash experience has broad demographic appeal and the price of our typical base exterior car wash is approximately $8. As we continue to grow and serve the approximately 273 million registered vehicles in the United States, as of the end of 2020, we are dedicated to putting our team members first and delivering a consistent, convenient and high quality car wash experience at scale.

The Mister Track Record of Consistent Growth

We have historically delivered consistent long-term growth across geographies and vintage cohorts. From 2017 through 2019, all regions and vintage cohorts delivered positive comparable store sales growth. Prior to 2020, we achieved 39 consecutive quarters of positive comparable store sales growth, averaging 9% annually from 2010 to 2019. In 2020, as discussed below, our financial results were impacted by the COVID-19 pandemic and our response. In the first quarter of 2021, we delivered comparable store sales growth of 18.6%.

Long-Term Track Record of Comparable Store Sales Growth (2010 – Q1’21)

Since 2010, we have grown the business significantly and:

•	increased our total location count from 65 in 2010 to 342 in 2020 and to 344 as of March 31, 2021, a CAGR of 18% from 2010 to March 31, 2021;

•	increased UWC Members from 36,350 as of December 31, 2010 to 1.2 million as of December 31, 2020 and to 1.4 million as of March 31, 2021, a CAGR of 43% from December 31, 2010 to March 31, 2021;

•	grew UWC sales as a percentage of total wash sales from 15% in 2010 and to 62% in 2020 to 62% for the three months ended March 31, 2021;

•

increased net revenue from $124 million in 2010 to $575 million in 2020 and to $595 million for the last twelve months ended March 31, 2021 (“LTM March 31, 2021”), a CAGR of 17% from 2010 to LTM March 31, 2021;

•	increased net income from $4 million in 2010 to $60 million in 2020 and to $76 million for LTM March 31, 2021, a CAGR of 34% from 2010 to LTM March 31, 2021;

•	grew net income margin from 3.0% in 2010 to 10.5% in 2020 and to 12.8% for LTM March 31, 2021;

•	increased Adjusted EBITDA from $17 million in 2010 to $161 million in 2020 and to $182 million for March 31, 2021, a CAGR of 26% from 2010 to LTM March 31, 2021; and

•	expanded Adjusted EBITDA margin from 13.9% in 2010 to 28.0% in 2020 and to 30.7% for LTM March 31, 2021, an increase of 1,680 basis points from 2010 to LTM March 31, 2021.

2010 – LTM 3/31/2021 Performance(1)

(1) CAGR represents growth from 2010 to 3/31/21 or 2010 to LTM 3/31/21, as applicable

Please see “Selected Consolidated Financial and Other Data” for a reconciliation of Adjusted EBITDA to net income, the most comparable GAAP measure.

Resiliency in 2020

At the onset of the COVID-19 pandemic in March and April 2020, to ensure the safety of our team members and customers and in compliance with local regulations, we temporarily suspended operations at more than 300 of our locations and paused UWC membership billing. During this period, we upgraded our safety protocols and modified our operating model by temporarily removing all interior cleaning services from Interior Cleaning Locations. We also proactively augmented our liquidity by drawing on our Revolving Credit Facility, requesting rent deferrals, suspending all acquisition activity, and pausing all greenfield initiatives. Although these choices impacted our financial results, we believe that prioritizing our team member and customer safety engendered goodwill and loyalty among our team members and our customers, allowing Mister to develop into an even stronger business.

By the end of May 2020, all of our locations were safely reopened and offering express exterior cleaning services and we had surpassed all-time highs in UWC membership. As performance improved throughout the year, we also paid back 100% of our deferred rent and successfully resumed both greenfield initiatives and acquisition activity. By the fourth quarter of 2020, our business had rebounded significantly and we grew our net income for the quarter from $(1.4) million to $38.7 million year-over-year and our Adjusted EBITDA for the quarter by 38% year-over-year. Our business has continued to accelerate into the first quarter of 2021, as comparable store sales for the quarter increased 19%, net income for the quarter grew from $8.9 million to $24.6 million year-over-year and Adjusted EBITDA grew from $40.1 million to $61.5 million year-over-year, representing 53% growth. Please see “Selected Consolidated Financial and Other Data” for a reconciliation of Adjusted EBITDA to net income, the most comparable GAAP measure.

Introducing the Car Wash Industry

Large and Recession-Resilient Car Wash Industry

Mister Car Wash operates within the large, recession-resilient $11 billion U.S. car wash industry. We operate in the automated segment of the car wash industry, which accounts for approximately 70% of the total car wash market. Automated car washing is less labor intensive relative to other forms of car washing and allows car wash operators to realize better throughput and operating margins per location.

Benefiting from Secular Trends

Every year, cars in North America are washed two billion times. The car wash industry enjoys strong market fundamentals and benefits from positive secular trends. First, the car wash industry is benefiting from a continued shift in demand away from DIY services towards the time-efficient convenience of do-it-for-me (“DIFM”) car washes, as consumers place more importance on speed, quality and convenience. Second, the number of registered vehicles in the United States continues to grow and has increased from approximately 250 million vehicles in 2010 to approximately 273 million as of 2020. Third, we believe consumers increasingly understand and appreciate the environmental benefits of automated car washes relative to hand washing through water recycling and safe chemical disposal.

Consumer Preferences Shifting from DIY to DIFM Car Washes

Percentage of consumers who chose a DIFM (or DIY) car wash most often

Source: International Car Wash Association

Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Impact of COVID-19” for a discussion on the impact COVID-19 had on our business in 2020, which we believe is representative of the U.S. car wash industry as a whole.

Highly Fragmented Market, Characterized by Many Independent Operators

The car wash industry is highly fragmented with the vast majority of the market comprised of independent operators that operate one or two locations. As the largest player in the industry, Mister Car Wash is able to make investments in training, technology and innovation that independent operators typically lack the resources to undertake. However, our 344 locations, as of March 31, 2021, represented less than 5% of the market by location count, and the top ten operators combined comprised less than 10% market share, underscoring the opportunity for us to continue to expand our footprint in a highly attractive and growing category.

U.S. Car Wash Market: Highly Fragmented Industry

Source: 2019 Industry Report of Professional Carwashing & Detailing

Our Competitive Strengths

Largest National Car Wash Brand with Significant Scale Advantages

We are the largest national car wash brand and have developed extensive resources and capabilities over our 25 year history. Our scale, consistency of operations at every location and culture of continuous improvement have allowed us to develop an efficient and high quality customer experience with every wash.

We believe our key differentiators include:

•

Unified National Brand. We lead with a unified national brand and customer experience. We rebrand all acquisitions to “Mister” and undertake capital investment at each to deliver a consistent, high-quality experience. Recently, we completed a company-wide exterior and interior remodeling program to align branding across our footprint. We believe our unified national brand builds customer loyalty and is a catalyst for continued new customer acquisition and UWC membership growth. No matter which location they choose, our customers receive a consistent “Mister Experience.”

•

Robust Training & Development Programs and Talent Pipeline. We have developed and scaled a strong talent pipeline beginning with our robust, proprietary training and development programs, such as MisterLearn and our 360 Service Model. As of March 31, 2021, our general managers had an average tenure of six years with the Company and 93% were promoted from within the organization. Over the last three years, we have also reduced team member turnover in the first 30 days of employment by approximately 50%. We believe our robust training and development process results in team members who are equipped to maintain the highest levels of operational excellence and consistently deliver the “Mister Experience” to our customers.

•

Dedicated Regional Support Infrastructure. Our significant regional support infrastructure includes over 50 regional managers, over 60 regional training and development specialists and over 150 facility maintenance staff as of March 31, 2021. Our regional managers support six general managers on average, allowing them to focus on coaching, mentorship and delivering consistently high standards. We employ approximately one maintenance staff for every two locations, which has allowed us to achieve significant uptime. We believe the strength and depth of our regional support infrastructure supports our ability to efficiently and successfully integrate acquisitions and to open greenfield locations in existing and new markets.

•

Sophisticated Technology and Proprietary Products. We employ sophisticated technology, proprietary chemical control systems, automatic scanning RFID tags for UWC Members, as well as proprietary cleaning and drying products, including our Unity Chemistry, Dynamic Dry and patented HotShine wax system. We believe our products and technology result in a superior clean, driving customer satisfaction.

•

Strategic Market Density “Network Effect.” We generally have multiple locations in a specific market and take advantage of our local market density to generate a strong “network effect.” We believe our network offers incremental value to UWC Members by allowing them to utilize multiple locations at their convenience. It also enables us to better leverage marketing spend, build a local talent pipeline and optimize regional support infrastructure.

The Mister Experience: Delivering Consistent, Operational Excellence at Scale

The “Mister Experience” is anchored in quality, speed and a commitment to creating a memorable customer experience. The formula is simple: make people feel good by delivering a clean, dry and shiny car every time. We believe we consistently deliver:

•

A High-Quality Wash. We aim to deliver to customers the cleanest, driest and shiniest wash possible. We employ a team of in-house research & development specialists to assist our location-level team members in calibrating a balanced wash process that factors in conveyor length, line speed, water quality, mechanical equipment, ambient temperature and soil conditions. Each of our cleaning products is specifically formulated for each site’s unique characteristics to “perfect the clean.” Our commitment to quality extends outside the tunnel as well, as our team members are trained to always maintain curb appeal and site cleanliness.

•

Speed and Convenience. We employ a labor optimization model that allows us to drive maximum volume through our locations, particularly during peak hours. We have increased throughput and capacity at our locations by growing our exterior, conveyor-based locations and by expanding drive-up lanes and dedicated UWC Member lanes. Additionally, we provide customers with convenient online and mobile app tools to manage their membership accounts or pre-purchase washes, respectively.

•

A Memorable Customer Experience. We complement quality and speed with excellent customer service from our highly knowledgeable staff members. Our team members are friendly, professional and strategically placed throughout each location to ensure each customer is greeted and guided throughout the wash process. Our focus on developing a world class team is emphasized by our rigorous in-store training programs, supplemented by dedicated regional training centers. Our 360 Service Model trains team members to excel at all non-managerial positions at a location. Our MisterLearn learning management platform includes over 150 computer-based training courses, which are paired with hands-on learning in the field to enable skill mastery.

Unlimited Wash Club Drives Recurring Revenue

UWC is the largest car wash membership program in North America, representing 62% and 62% of our total wash sales in 2020 and for the first quarter of 2021, respectively. UWC drives significant customer loyalty and generates predictable, consistent and recurring revenue that is resilient to macroeconomic forces and weather volatility. We employ a “member-centric” business model that is focused on providing easy, convenient and fast car washes. We also leverage key data insights from our 1.4 million UWC Members as of March 31, 2021 to enable efficient labor planning and process optimization.

UWC Sales as a Percentage of Total Wash Sales

We specifically train our team members to greet and educate customers about the benefits of our UWC offering. We introduced UWC Member-only lanes nationwide to drive speed and convenience for our members. We have also invested in technology to enhance our sign-up capabilities and optimize throughput. As a result of these initiatives, we have grown our UWC membership at a CAGR of 42% from 2010 to 2020. We view our UWC monthly subscription service as a distinct competitive advantage that helps build brand awareness and loyalty, resulting in resilient, consistent and predictable cash flow.

Attractive Unit Economics Support Greenfield Expansion Strategy

We believe our market leadership and operational excellence result in our attractive unit-level economics. Our Express Exterior Locations, which offer express exterior cleaning services, represented over 75% of our total units and generated average unit volumes of $1.6 million in 2020. Express Exterior locations opened or acquired prior to 2020 generated average unit volumes of approximately $1.6 million and average four-wall EBITDA margins of over 40% in 2020. Our Interior Cleaning Locations, which offer both exterior and interior cleaning services, generated average unit volumes of $2.6 million in 2019 before the COVID-19 pandemic severely impacted our Interior Cleaning Locations.

In 2018, we launched our greenfield development strategy to expand the number of our Express Exterior Locations, with the opening of our first location in Urbandale, Iowa. Since then, we have invested in a dedicated real estate team and developed a proven process for launching new greenfield locations. We have experienced strong success with our greenfield strategy driven by highly compelling unit economics. We target average unit volumes of approximately $1.2 million and four-wall EBITDA margins of 25% in the first year of operation, growing to $1.7 million and over 40% by year three, respectively. Our average capital expenditures, net of sale-leaseback financing, are approximately $1.8 million per location, resulting in approximately a three year pay-back. We believe that our greenfield strategy of focusing on expansion of Express Exterior Locations will drive improvements in our net income margins and Adjusted EBITDA margins as express exterior cleaning services are less labor intensive compared to interior cleaning services.

Leadership Team Inspiring People to Shine

We are rewriting the rules of the car wash industry by putting our team members first, investing in their development and helping them turn jobs into careers. During 2020, we underscored our commitment to our team members by raising average wages for non-managerial hourly workers by 5% and continued that commitment in the first quarter of 2021 with an average wage increase for these workers of 6%, to an average of $14.34 per hour, while reducing turnover. We offer attractive benefits, including paid parental leave, a 401(k) program with company match, progressive and affordable health benefits, paid time-off and tuition reimbursement. We also established the Mister Cares Foundation in April 2020, a 501(c)(3) non-profit organization, with the mission of providing financial assistance to members of our team that face unforeseen hardship. Since formation, the Mister Cares Foundation has granted over $175,000 in aggregate to over 200 individuals.

We operate geographically diverse regional hubs with additional leadership in operations, human resources, safety, information technology and maintenance to assist our local location teams. Our extensive regional support infrastructure enables location team members to focus exclusively on providing excellent customer service. As of March 31, 2021, this included over 150 facilities maintenance staff, approximately one maintenance staff for every two locations, over 50 regional managers, approximately 60 regional training and development specialists that provide local training and human resources support and three regional safety managers. We believe the strength and depth of our regional support infrastructure enables our consistent operational excellence and provides the foundation for our greenfield expansion strategy.

Our strategic vision and culture are shaped by our senior leadership team. Our team has a shared passion for operational excellence, disrupting the status quo and being good stewards of capital for our shareholders. We pride ourselves on our diversity, with women representing approximately half of our senior management team as of March 31, 2021, and we believe we have among the most extensive depth and breadth of senior leadership in the industry across location development, training, operations and services, technology and marketing, respectively.

Our Growth Strategies

Acquire New Customers and Grow Comparable Store Sales

We have demonstrated an ability to drive attractive organic growth through consistent positive quarterly comparable store sales growth performance for nearly a decade, prior to the COVID-19 pandemic in 2020. While our comparable store sales decreased in 2020 due primarily to measures we took in the first two quarters of 2020 in response to the COVID-19 pandemic, including temporary suspension of operations at more than 300 of our locations between March 2020 and May 2020, our business rebounded significantly by the fourth quarter of 2020 and has continued that momentum into 2021. We believe that we are well-positioned to continue to acquire new customers, retain existing customers and drive positive comparable store sales growth by continuing to:

•

Focus on Operational Excellence. We continue to evolve and optimize our training programs, labor staffing models, mentorship programs, and throughput optimization strategies to drive efficiencies and speed of service. We expect to grow our average unit volumes and throughput, allowing us to serve more customers each day, and drive strong, continued comparable store sales growth.

•

Innovate with New Products and Technology. Mister Car Wash has a dedicated in-house research & development team that we believe provides a meaningful competitive advantage in our industry. This enables us to continually innovate our product formulations and service offerings to give customers what we believe to be the quickest, highest quality car wash in the industry, which keeps our customers coming back and helps attract new customers. We intend to continue investing in improving our member-centric experience through technology, including our digital ecosystem, mobile app and RFID capabilities. Additionally, we are focused on continuously innovating our proprietary cleaning products to deliver high quality, environmentally-friendly car washes.

•

Leverage Data Analytics Throughout The Organization. We collect customer data through our UWC membership program, mobile app and web tools and have only just begun to unlock the full value of utilizing this data across our business. We have made investments in an enterprise-wide, integrated point-of-sale (“POS”) system, mobile app and membership web portal to further unlock the value of data analytics and customer insights. Through our collected customer data, we believe there is a meaningful opportunity to drive targeted marketing, customer loyalty and new customer acquisition.

•

Benefit from Positive Industry Trends. We believe that the industry continues to benefit from significant trends that will drive ongoing growth, including a broad shift to DIFM services, increasing awareness of the relative environmental benefits of professional car washing in combination with municipal water usage restrictions on at-home washing, and an increasing trend toward private vehicle usage versus mass transit post COVID-19.

Grow Our UWC Members to Drive Predictable Earnings Growth and Higher Annual Customer Spend

We believe there is a significant opportunity to grow UWC penetration further. For example, certain of our more mature markets are approaching 75% of total wash sales through our monthly subscription service relative to the overall UWC penetration of 62% and 62% of total wash sales in 2020 and for the first quarter of 2021, respectively. We estimate that the average UWC Member spends more than four times the traditional car wash consumer, providing us an opportunity to significantly increase our sales as penetration increases. At both new greenfield and acquired locations, we have developed proven processes for growing UWC membership per location. Since 2016, we have realized an average UWC membership per location CAGR of 24%.

Growth in Average UWC Membership per Location

In addition to enhancing the value proposition to our existing UWC Members through our ongoing focus on operational excellence, we intend to employ the following processes to convert additional retail customers to UWC Members and grow our UWC membership:

•

Expand Our Sales Channels. We are focused on making it easier for our members to sign-up for and manage their UWC subscription membership, as we believe this will allow us to attract a broader membership base. In December 2020, we introduced our digital sign-up platform, which we believe will allow us to capture and convert new members.

•

Introduce New Membership Alternatives. We are currently piloting an expanded membership plan for members to add multiple vehicles to their subscription. We believe this offering has the potential to efficiently increase household penetration.

•

Educate Customers on Value Proposition. We believe that educating our customers as to the benefits of UWC membership is critical to retaining existing members and adding new members. This starts with specifically training our team members to educate existing and new members at our locations, as well as investing in technology to engage in targeted digital marketing communication with members.

•	Engage in B2B Partnerships. We are actively exploring partnerships with other businesses to offer trial UWC memberships, which we believe will give us access to additional member leads.

Build Upon Our Established Success in Opening Greenfield Locations

As of March 31, 2021, we have successfully opened 22 greenfield locations since 2018 with the expectation of driving the majority of our location growth through greenfield locations on a go-forward basis. We have developed a proven process for opening new greenfield locations, from site selection to post-opening local marketing initiatives, which has driven our strong greenfield performance consistently over time. In order to identify, evaluate and target the most attractive locations, we employ a data-driven approach that utilizes a combination of predictive analytics produced by a multi-point, proprietary site selection matrix by trade area, with on-the-ground insights from our experienced operations team.

Based on an extensive internal analysis, we believe we have significant national whitespace compared to the 344 locations we operate as of March 31, 2021. In 2021, we expect to open 16 to 18 total greenfield locations in existing markets nationwide and have a strong development pipeline for future locations.

Pursue Opportunistic Acquisitions in Highly Fragmented Industry

We will continue to employ a disciplined approach to acquisitions, carefully selecting high quality locations that meet the specific criteria of a potential Mister Car Wash site. We have a proven track record of location growth through acquisitions, having successfully integrated over 100 acquisitions during our history.

Once a location is acquired, we make investments in both physical assets and human capital to upgrade and integrate the location into the Mister brand. Our post acquisition integration process involves significant investments to improve each acquired site, including the installation of our proprietary Unity Chemistry System, process flow optimization and adding UWC Member lanes. We rebrand the look and feel of acquired locations, integrate POS systems and standardize operating procedures to create one unified brand experience for our customers at all our locations. We also elevate our team-member experience at acquired locations by offering rewarding benefits and compensation packages, labor training initiatives and growth opportunities. The combination of these investments in throughput, the customer experience and people have enabled us to drive material performance improvement and EBITDA growth within two years of acquisition.

Drive Scale Efficiencies and Robust Free Cash Flow Generation

We will continue to utilize our scale to drive operating leverage as our business grows. As we open new locations and maximize throughput at our existing locations through our ongoing focus on operational excellence, we will have an opportunity to generate meaningful efficiencies of scale. These efficiencies include leveraging our research & development and technology infrastructure across our growing network, leveraging our training and marketing programs over an increasing revenue base, optimizing our regional support infrastructure and overhead costs, and leveraging insights and analytics from our growing consumer database to drive targeted marketing and customer acquisition. As a result of our attractive four-wall EBITDA margins and relatively low maintenance capital expenditures per location, we expect to generate robust free cash flow that we intend to use to fund our greenfield expansion strategy and opportunistic acquisitions.

Recent Developments

Senior Credit Facilities

On June 4, 2021, we entered into an amendment to our amended and restated first lien credit agreement to, among other things, (i) increase the commitments under the Revolving Credit Facility from $75.0 million to $150.0 million and (ii) extend the maturity date of the Revolving Credit Facility to the earliest to occur of (a) June 4, 2026, (b) the date that is six months prior to the maturity date of the Initial Term Loans (as defined in the first lien credit agreement) (provided that this clause (b) shall not apply if the maturity date for the Initial Term Loans is extended to a date that is at least six months after June 4, 2026, the Initial Term Loans are refinanced having a maturity date at least six months after June 4, 2026 or the Initial Term Loans are paid in full), (c) the date that commitments under the Revolving Credit Facility are permanently reduced to zero and (d) the date of the termination of the commitments under the Revolving Credit Facility.

Initial Public Offering

On June 29, 2021, we closed our IPO, which consisted of 31,250,000 shares of common stock sold by us and 11,875,000 shares of common stock, which included 5,625,000 shares of common stock sold pursuant to the full exercise of the underwriters’ option to purchase additional shares, sold by selling stockholders, all at a public offering price of $15.00 per share.

We used $192.5 million of the net proceeds received by us in the IPO to repay a portion of the outstanding borrowings under the First Lien Credit Agreement and $242.7 million of the net proceeds received from the IPO to repay all of the outstanding borrowings under the Second Lien Credit Agreement. Following such repayment, our obligations under the Second Lien Term Loan were terminated.

Other actions taken in connection with the IPO included:

•	a 96-for-1 stock split that was effected on June 16, 2021; unless otherwise indicated, all information in this prospectus gives effect to such stock split;

•	the amendment and restatement of our certificate of incorporation and bylaws as described elsewhere in this prospectus, including “Description of Capital Stock”;

•	our entry into the Stockholders Agreement with certain of our stockholders, including LGP, as described elsewhere in this prospectus, including “Certain Relationships and Related Party Transactions”;

•	the adoption of our 2021 Incentive Award Plan and Employee Stock Purchase Plan (described elsewhere in this prospectus, including “Executive Compensation—Equity Plans”; and

•

the grant of stock options and restricted stock unit awards to certain of our employees, including our named executive officers and non-employee directors, under the 2021 Incentive Award Plan as described in “Executive Compensation”.

Summary Risk Factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition and results of operations. You should carefully consider the risks discussed in the section titled “Risk Factors,” including the following risks, before investing in our common stock:

•	Increased competition in the car wash industry may impact our future growth.

•	We may be unable to sustain or increase demand for our UWC subscription program, which could adversely affect our business, financial condition and results of operations and rate of growth.

•	We may not be able to successfully implement our growth strategies on a timely basis or at all.

•	We are subject to a number of risks and regulations related to credit card and debit card payments we accept.

•

An overall decline in the health of the economy and other factors impacting consumer spending, such as natural disasters and fluctuations in inflation may affect consumer purchases, reduce demand for our services and materially and adversely affect our business, results of operations and financial condition.

•	If we are not able to maintain and enhance our reputation and brand recognition, our business and results of operations may be harmed.

•	If we fail to open and operate new locations in a timely and cost-effective manner or fail to successfully enter new markets, our financial performance could be materially and adversely affected.

•	If we are unable to identify attractive acquisition targets and acquire them at attractive prices, we may be unsuccessful in growing our business.

•	Changes in labor and chemical costs, other operating costs, interest rates and inflation could materially and adversely affect our results of operations.

•	Our indebtedness could adversely affect our financial health and competitive position.

•	The terms of our Credit Facilities impose certain operating and financial restrictions on us that may impair our ability to adapt to changing competitive or economic conditions.

•

Our business is subject to various laws and regulations, and changes in such laws and regulations, or failure to comply with existing or future laws or regulations, could adversely affect our business.

•	Our locations are subject to certain environmental laws and regulations.

•	We are subject to data security and privacy risks that could negatively impact our results of operations or reputation.

•

As long as LGP owns a significant percentage of our common stock, it may control all major corporate decisions and its interests may conflict with your interests as an owner of our common stock and our interests.

•	We are a controlled company within the meaning of New York Stock Exchange rules and as a result will qualify for, and may rely on, exemptions from certain corporate governance requirements.

Our business also faces a number of other challenges and risks discussed throughout this prospectus. You should read the entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus, before deciding to invest in our common stock.

Our Corporate Information

Mister Car Wash, Inc. was initially incorporated in Delaware in July 2014.

Our principal executive office is located at 222 East 5th Street, Tucson, Arizona 85705 and our telephone number at that address is (520) 615-4000. We maintain a website on the Internet at www.mistercarwash.com. We have included our website address in this prospectus as an inactive textual reference only. The information contained on, or that can be accessed through, our website is not a part of, and should not be considered as being incorporated by reference into, this prospectus.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:

•

the option to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding nonbinding, advisory stockholder votes on executive compensation or on any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest to occur of: (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion; (ii) the date that we become a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates as of the end of the second quarter of that fiscal year; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of the IPO.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide may be different than the information you receive from other public companies in which you hold stock.

As an emerging growth companies, we elected to take advantage of the extended transition period provided in Section 13(a) of the Exchange Act, for complying with new or revised accounting standards. In other words, as an emerging growth company, we can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. As a result of these elections, some investors may find our common stock less attractive than they would have otherwise. The result may be a less active trading market for our common stock, and the price of our common stock may become more volatile. See “Risk Factors— Risks Related to Ownership of Our Common Stock— We are an “emerging growth company” and our compliance with the reduced reporting and disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.”

The Offering

Common stock offered by the selling stockholders	78,942,045 shares.

Use of proceeds	We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

Market for common stock	Our common stock is listed on the NYSE under the symbol “MCW”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 15 of this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks or uncertainties. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. Furthermore, the potential impact of the COVID-19 pandemic on our business operations and financial results and on the world economy as a whole may heighten the risks described below.

Risks Related to Our Business

Increased competition in the car wash industry may impact our future growth.

The car wash industry has recently attracted increased levels of investment by private equity firms and other capital providers. The ongoing competition for acquisitions may result in higher purchase prices for desirable car wash acquisitions. Construction by competitors of express car washes near our existing car wash locations may negatively impact our business, comparable sales and our net revenues. While we have active programs to identify both acquisition targets and future locations for greenfield expansion, there can be no assurance that we will continue to be successful in acquiring targets at reasonable purchase prices or constructing new car washes in existing or new markets.

We may be unable to sustain or increase demand for our UWC subscription program, which could adversely affect our business, financial condition and results of operations and rate of growth.

As of March 31, 2021, we had approximately 1.4 million UWC Members. This subscription program accounted for approximately 62% and 62% of our total wash sales in 2020 and for the first quarter of 2021, respectively. Our continued business and revenue growth is dependent on our ability to continue to attract and retain UWC Members. We view the number of UWC Members and the growth in the number of UWC Members on a net basis from period to period as key indicators of our revenue growth. However, we may not be successful in continuing to grow the number of UWC Members on a net basis from period to period and our membership levels may decline, which decline may be material.

UWC Members are able to cancel their membership at any time and may decide to cancel or forego memberships due to any number of reasons, including increased prices for membership in our UWC or for our services, quality issues with our services, harm to our reputation or brand, seasonal usage, or individuals’ personal economic pressures. Increasing governmental regulation of automatically renewing subscription programs may negatively impact our marketing of this program. A decline in the number of UWC Members could materially and adversely affect our business, results of operations and financial condition.

If we fail to open and operate new locations in a timely and cost-effective manner or fail to successfully enter new markets, our financial performance could be materially and adversely affected.

Our growth strategy depends on growing our location base, both through greenfield expansion and acquisitions, and expanding our operations in existing and new geographic regions and operating our new locations successfully. We cannot assure you that our contemplated expansion will be successful, or that such expansion will be completed in the time frames or at the costs we estimate.

Our ability to successfully open and operate new locations depends on many factors, including, among others, our ability to:

•	identify suitable locations;

•	negotiate acceptable purchase price or lease terms, including the ability to renew or extend upon favorable terms;

•	address regulatory, competitive, marketing, distribution and other challenges encountered in connection with expansion into new markets;

•	hire, train and retain an expanded workforce of managers and other personnel;

•	maintain an adequate distribution footprint, information systems and other operational capabilities;

•	successfully integrate new locations into our existing management structure and operations, including information system integration;

•	source sufficient levels of inventory, supplies and equipment at acceptable costs;

•	obtain necessary permits and licenses;

•	construct and open our locations on a timely basis;

•	generate sufficient levels of cash or obtain financing on acceptable terms to support our expansion;

•	achieve and maintain brand awareness in new and existing markets; and

•	identify and satisfy the merchandise and other preferences of our consumers.

Our failure to effectively address challenges such as these could materially and adversely affect our ability to successfully open and operate new locations in a timely and cost-effective manner. Further, we will have pre-operating costs and we may have initial losses while new locations commence operations.

In addition, there can be no assurance that newly opened locations will achieve sales or profitability levels comparable to those of our existing locations in the time periods estimated by us, or at all. In instances where new locations are geographically proximate to existing locations, new locations may also adversely impact the comparable store sales growth of our existing car wash locations. If our locations fail to achieve, or are unable to sustain, acceptable total sales and profitability levels, our business may be materially and adversely affected and we may incur significant costs associated with the early closure of such locations. Our plans to accelerate the growth of our location base may increase this risk.

We may not be able to successfully implement our growth strategies on a timely basis or at all.

Our future success depends, in large part, on our ability to implement our growth strategies, including acquiring new customers, growing our UWC membership base, opening greenfield locations and pursuing opportunistic and disciplined acquisitions. Our ability to implement these growth strategies depends, among other things, on our ability to:

•	increase our brand awareness by effectively implementing our digital-first marketing strategy;

•	leverage data analytics throughout the organization;

•	increase customer engagement with our digital platform;

•	educate UWC Members on value propositions to drive retention and add new members;

•	leverage our investments to drive traffic and customer acquisition;

•	drive scale efficiencies and generate free cash flow; and

•	selectively grow our location base.

We may not be able to successfully implement our growth strategies and may need to change them. If we fail to implement our growth strategies or if we invest resources in a growth strategy that ultimately proves unsuccessful, our business, results of operations and financial condition may be materially and adversely affected.

If we are unable to identify attractive acquisition targets and acquire them at attractive prices, we may be unsuccessful in growing our business.

A significant portion of the growth of our number of locations has been as a result of our acquisition of additional car wash locations and subsequent adaptation of those locations to operate consistently with other Mister Car Wash locations. There can be no assurance, however, that we will find suitable acquisition targets in the future, that we will acquire them at attractive prices or that we will succeed at effectively managing the integration of the acquired location into our existing operations and the “Mister” brand. We could also encounter unforeseen transaction- and integration-related costs or delays or other circumstances such as challenges or delays in adapting these locations to operate similarly to other Mister Car Wash locations or unforeseen or higher-than-expected inherited liabilities. Many of these potential circumstances are outside of our control and any of them could result in increased costs, decreased revenue or the diversion of management time and attention.

In order for us to continue to grow our business through acquisitions we will need to identify appropriate acquisition opportunities and acquire them at attractive prices. We may choose to pay cash, incur debt or issue equity securities to pay for any such acquisition. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations. The sale of equity to finance any such acquisition could result in dilution to our stockholders.

We are subject to a number of risks and regulations related to credit card and debit card payments we accept.

We accept payments through credit card and debit card transactions. For credit card and debit card payments, we pay interchange and other fees, which may increase over time. An increase in those fees would require us to either increase the prices we charge for our memberships, which could cause us to lose UWC Members or suffer an increase in our operating expenses, either of which could harm our operating results.

If we or any of our processing vendors have problems with our billing software, or the billing software malfunctions, it could have an adverse effect on our member satisfaction and could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our UWC Members’ credit cards or debit cards on a timely basis or at all, we could lose membership revenue, which would materially and adversely affect our operating results.

If we fail to adequately control fraudulent credit card and debit card transactions, we may face civil liability, diminished public perception of our security measures and significantly higher credit card and debit card related costs, each of which could adversely affect our business, financial condition and results of operations. We may also face legal liability or reputational harm for any failure to comply, or any allegation that we have failed to comply, with consumer protection laws relating to consumer credit transactions. See “Business—Government Regulation—Consumer Protection.”

An overall decline in the health of the economy and other factors impacting consumer spending, such as natural disasters and fluctuations in inflation may affect consumer purchases, reduce demand for our services and materially and adversely affect our business, results of operations and financial condition.

Our business depends on consumer demand for our services and, consequently, is sensitive to a number of factors that influence consumer confidence and spending, such as general current and future economic and political conditions, consumer disposable income, energy and fuel prices, shifts in consumer transportation preferences leading to a reduction in car ownership, technological advances in autonomous vehicle technology reducing the number of vehicles on the road, recession and fears of recession, unemployment, minimum wages, availability of consumer credit, consumer debt levels, conditions in the housing market, interest rates, tax rates and policies, inflation, war and fears of war, inclement weather, natural disasters, terrorism, active shooter situations, outbreak of viruses or widespread illness and consumer perceptions of personal well-being and security.

Consumer purchases of car washes decline during periods when economic or market conditions are unstable or weak. Reduced consumer confidence and spending cutbacks may result in reduced demand for our services, which could result in lost sales. Reduced demand also may require increased selling and promotional expenses, impacting our profitability. Changes in areas around our locations that result in reductions in car traffic or otherwise render the locations unsuitable could cause our sales to be less than expected. Prolonged or pervasive economic downturns could slow the pace of new greenfield openings, reduce comparable sales or cause us to close certain locations, which could have a material negative impact on our financial performance.

If we are not able to maintain and enhance our reputation and brand recognition, our business and results of operations may be harmed.

We believe that maintaining and enhancing our reputation and brand recognition are critical to our relationships with existing customers and our ability to attract new customers. The promotion of our brand may require us to make substantial investments and we anticipate that, as our market becomes increasingly competitive, these marketing initiatives may become increasingly difficult and expensive. Our marketing activities may not be successful or yield increased revenue, and to the extent that these activities yield increased revenue, the increased revenue may not offset the expenses we incur and our results of operations could be materially and adversely affected.

In addition, any factor that diminishes our reputation or that of our management, including failing to meet the expectations of our customers, could make it substantially more difficult for us to attract new customers. Also, there has been a marked increase in the use of social media platforms that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning us may be posted on such platforms at any time. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.

If we do not successfully maintain and enhance our reputation and brand recognition with our customers, our business may not grow and we could lose our relationships with customers, which would materially and adversely affect our business, results of operations and financial condition.

Changes in labor and chemical costs, other operating costs, interest rates and inflation could materially and adversely affect our results of operations.

Increases in employee wages, benefits, and insurance and other operating costs such as commodity costs, legal claims, insurance costs and costs of borrowing could adversely affect operating costs and administrative expenses at our locations. Operating costs are susceptible to increases as a result of factors beyond our control, such as minimum wage legislation, weather conditions, natural disasters, disease outbreaks, global demand inflation, civil unrest, tariffs and government regulations. Any increase in costs for our locations could reduce our sales and profit margins if we choose not, or are unable, to pass the increased costs to our customers. In addition, increases in interest rates may impact land and construction costs and the cost and availability of borrowed funds and leasing locations, and thereby adversely affect our ability to finance the development of additional locations and maintenance of existing locations. Inflation can also cause increased commodity, labor and benefits costs, which could reduce the profitability of our locations. Any of the foregoing increases could materially and adversely affect our business, results of operations and financial condition.

Our work force may expose us to claims that could materially and adversely affect our business, results of operations and financial condition, and our insurance coverage may not cover all of our potential liability.

Our work force may claim that our actions or workplace conditions violate applicable law. As a result of such claims, we may incur fines and other losses, as well as negative publicity. In addition, some or all of these claims may rise to litigation, which could be costly and time-consuming to our management team, and could have a negative impact on our business. Additionally, actions by our team members such as damage to customers’ cars may subject us to financial claims and harm our reputation. We cannot assure you that we will not experience these problems in the future, that our insurance will cover all claims or that our insurance coverage will continue to be available at economically feasible rates.

Our locations may experience difficulty hiring and retaining qualified personnel, resulting in higher labor costs.

The operation of our locations requires both entry-level and skilled team members, and trained personnel may continue to be in high demand and short supply at competitive compensation levels in some areas, which may result in increased labor costs. From time to time, we may experience difficulty hiring and maintaining such qualified personnel. In addition, the formation of unions may increase the operating expenses of our locations. Any such future difficulties could result in a decline in customer service negatively impacting sales at our locations, which could in turn materially and adversely affect our business, results of operations, business, and financial condition.

Many of our key personnel have worked for us for a significant amount of time or were recruited by us specifically due to their experience. Our success depends in part upon the reputation and influence within the industry of our senior managers. Each of our executive officers and other key employees may terminate his or her relationship with us at any time and the loss of the services of one or a combination of our senior executives or members of our senior management team may significantly delay or prevent the achievement of our business or development objectives and could materially harm our business. Further, contractual obligations related to confidentiality and noncompetition may be ineffective or unenforceable, and departing employees may share our proprietary information with competitors in ways that could adversely impact us.

In addition, certain senior management personnel are substantially vested in their stock option grants or other equity compensation. We granted additional equity awards to management personnel prior to the IPO to provide additional incentives to remain employed by us as team members may be more likely to leave us if a significant portion of their equity compensation is fully vested.

If our car wash equipment is not maintained, our car washes will not be operable.

Our car washes have equipment that requires frequent repair or replacement. Although we undertake to keep our car washing equipment in adequate operating condition, the car wash operating environment results in frequent mechanical problems. If we fail to properly maintain the equipment, a car wash could become inoperable or malfunction resulting in a loss of revenue, damage to vehicles and poorly washed vehicles.

We rely on a limited number of suppliers for certain of our car wash equipment and supplies and may not be able to immediately transition to alternative suppliers.

We currently leverage a diversified supply base to supply most of the car wash equipment and certain other supplies we use in our operations. While we believe we could secure such equipment and supplies from alternative sources, doing so may be time-consuming or expensive or may cause a temporary disruption in our supply chain. Additionally, we do not have a supplier contract with our main supplier of car wash tunnel equipment and our orders are based on purchase orders. We also do not carry a significant inventory of such equipment. As such, we are subject to the risk that such supplier will not continue to provide us with required car wash tunnel equipment. Shortages or interruptions in the supply of car wash equipment and other supplies could occur for reasons within or beyond the control of us and the supplier. Any shortage or interruption to our supply chain could reduce our sales and profit margins, which in turn may materially and adversely affect our business and results of operations.

We lease or sublease the land and buildings where a number of our locations are situated, which could expose us to possible liabilities and losses.

We lease the land and buildings where a significant number of our locations are located. The terms of the leases and subleases vary in length, with primary terms (i.e., before consideration of option periods) expiring on various dates. In addition, we may not be able to terminate a particular lease if or when we would like to do so, which could prevent us from closing or relocating certain underperforming locations. Our obligations to pay rent are generally non-cancelable, even if the location operated at the leased or subleased location is closed. Thus, if we decide to close locations, we generally are required to continue paying rent and operating expenses for the balance of the lease term. The performance of any of these obligations may be expensive. We may not assign or sublet the leased locations without consent of the landlord. When we assign or sublease vacated locations, we may remain liable on the lease obligations if the assignee or sub-lessee does not perform. Accordingly, we are subject to the risks associated with leasing locations which can have a material adverse effect on us.

As leases expire, we may be unable to negotiate renewals on commercially acceptable terms or at all, which could cause us to close locations in desirable locations or otherwise negatively affect profits, which in turn could materially and adversely affect our business and results of operations.

We are required to make significant lease payments for our leases, which may strain our cash flow.

We depend on net cash provided by operating activities to pay our rent and other lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash provided by operating activities, and sufficient funds are not otherwise available to us from borrowings under our Credit Facilities or from other sources, we may not be able to service our lease expenses, grow our business, respond to competitive challenges or fund our other liquidity and capital needs, which would harm our business.

We may experience significant quarterly and annual fluctuations in our operating results due to a number of factors, which makes our future operating results difficult to predict.

Our quarterly and annual operating results may fluctuate significantly due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Our past results may not be a predictor of our future performance.

Factors that may affect our operating results include:

•	the impact of a recession, pandemic or any other adverse global economic conditions on our business;

•	the timing of, and the ability to execute on, opening new greenfield locations and acquiring car washes through acquisitions;

•	our ability to sustain and grow the number of UWC Members;

•	changes in our pricing policies or those of our competitors;

•	periodic fluctuations in demand for our services;

•	volatility in the cost of utilities;

•	volatility in the sales of our services;

•	the success or failure of our acquisition strategy;

•	our ability to develop and implement in a timely manner new products and services and enhancements that meet customer requirements;

•	any significant changes in the competitive dynamics of our market, including new entrants or substantial discounting of car wash services;

•	our ability to control costs;

•	any significant change in our facilities-related costs;

•	the timing of hiring personnel;

•	general economic conditions; and

•	our ability to appropriately resolve any disputes.

We have in the past experienced, and we may experience in the future, significant variations in our level of sales. Such variations in our sales have led and may lead to significant fluctuations in our cash flows, revenue and deferred revenue on a quarterly and annual basis. Failure to achieve our quarterly goals will decrease the value of the Company and accordingly the Company’s securities.

Our comparable store sales may fluctuate significantly.

Our comparable store sales may be adversely affected for many reasons, including new location openings by our competitors and the opening of our own new car wash locations that may cannibalize our existing store sales. Other factors that may affect comparable store sales include cycling against strong sales in the prior year, new car wash locations entering into our comparable store base and price reductions in response to competition.

The ongoing COVID-19 pandemic has materially and adversely affected our business, financial condition and results of operations and may continue to do so.

The public health crisis caused by the COVID-19 pandemic and the measures taken by governments, businesses, including us and our suppliers, and the public at large to limit COVID-19’s spread had certain negative impacts on our business including:

•	we temporarily suspended operations at more than 300 of our locations in March and April 2020;

•	we temporarily suspended interior cleaning services at our Interior Cleaning Locations in March 2020 and fully resumed operations at those locations by August 2020;

•	we temporarily suspended a majority of our acquisition activity and paused greenfield initiatives from March 2020 to July 2020;

•	we requested and received temporary rent deferrals, which have since been repaid; and

•

we amended our Second Lien Term Loan credit agreement to cause the interest payment due March 31 to be paid in-kind by adding the full amount of interest payment to the then outstanding principal amount, rather than paying the interest payment in cash; subsequent interest payments have been paid in cash.

Our net revenues were adversely impacted in the first and second quarters of 2020 as a result of the pandemic and actions taken to control its spread. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further discussion. We continue to implement extensive measures in response to COVID-19 throughout our business operations, but actions we have taken or may take, or decisions we have made or may make, as a consequence of the pandemic may result in legal claims or ligation against us. There can be no assurances that our business, suppliers or third-party service providers will not be adversely impacted or disrupted in the future by the COVID-19 pandemic. Developments related to the pandemic have also caused volatility in the capital markets, which could adversely affect our ability to access additional capital on commercially reasonable terms or at all.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2020, we had U.S. federal and state net operating loss carryforwards (“NOLs”) of approximately $66 million and $11 million, respectively, available to offset future taxable income. Certain of our state NOLs will begin to expire in 2034. Under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), a corporation that undergoes an “ownership change,” generally defined as a greater than 50% change by value in its equity ownership by certain stockholders over a three year period, is subject to limitations on its ability to utilize NOLs which arose prior to the ownership change to offset future taxable income. Similar rules may apply under state tax laws. If it is determined that we have in the past experienced ownership changes, or if we undergo one or more ownership changes as a result of future transactions in our stock, some of which may be outside our control, then our ability to utilize NOLs could be limited by Section 382 of the Code, and certain of our NOLs may expire unused. In addition, under the Tax Cuts and Jobs Act (the “Tax Act”), as modified by the Coronavirus Aid, Relief, and Economic Security Act, NOLs arising in taxable years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such NOLs in taxable years beginning after December 31, 2020, will be limited to 80% of our taxable income in such year. For these reasons, we may not be able to realize, in whole or in part, a tax benefit from the use of our NOLs.

Adverse developments in applicable tax laws could have a material and adverse effect on our business, financial condition and results of operations. Our effective tax rate could also change materially as a result of various evolving factors, including changes in income tax law resulting from the most recent U.S. presidential and congressional elections or changes in the scope of our operations.

We are subject to income taxation at the federal level and by certain states and municipalities because of the scope of our operations. In determining our income tax liability for these jurisdictions, we must monitor changes to the applicable tax laws and related regulations. While our existing operations have been implemented in a manner we believe is in compliance with current prevailing laws, one or more taxing jurisdictions could seek to impose incremental or new taxes on us. In addition, as a result of the most recent presidential and congressional elections in the United States, there could be significant changes in tax law and regulations that could result in additional federal income taxes being imposed on us. Any adverse developments in these laws or regulations, including legislative changes, judicial holdings or administrative interpretations, could have a material and adverse effect on our business, financial condition and results of operations. Finally, changes in the scope of our operations, including expansion to new geographies, could increase the amount of taxes to which we are subject, and could increase our effective tax rate.

Risks Related to Our Indebtedness and Capital Requirements

Our indebtedness could adversely affect our financial health and competitive position.

As of March 31, 2021, we had $1,061.4 million of indebtedness outstanding under our Credit Facilities, net of unamortized debt issuance costs. As of March 31, 2021, on an as adjusted basis giving effect to the IPO and our application of the net proceeds received by us, we had $631.5 million of indebtedness outstanding under our Credit Facilities, net of unamortized debt issuance costs. To service this debt and any additional debt we may incur in the future, we need to generate cash. Our ability to generate cash is subject, to a certain extent, to our ability to successfully execute our business strategy, including acquisition activity, as well as general economic, financial, competitive, regulatory and other factors beyond our control. There can be no assurance that our business will be able to generate sufficient cash flow from operations or that future borrowings or other financing will be available to us in an amount sufficient to enable us to service our debt and fund our other liquidity needs. To the extent we are required to use our cash flow from operations or the proceeds of any future financing to service our debt instead of funding working capital, capital expenditures, acquisition activity or other general corporate purposes, we will be less able to plan for, or react to, changes in our business, industry and in the economy generally. This will place us at a competitive disadvantage compared to our competitors that have less debt. There can be no assurance that we will be able to refinance any of our debt on commercially reasonable terms or at all, or that the terms of that debt will allow any of the above alternative measures or that these measures would satisfy our scheduled debt service obligations. If we are unable to generate sufficient cash flow to repay or refinance our debt on favorable terms, it could significantly adversely affect our financial condition and the value of our outstanding debt. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations.

In addition, the United Kingdom’s Financial Conduct Authority, which regulates the London Inter-bank Offered Rate (“LIBOR”), has announced that it intends to stop encouraging or requiring banks to submit LIBOR rates after 2021 and in some cases, by mid-2023, and it is unclear if LIBOR will cease to exist or if new methods of calculating LIBOR will evolve. We currently have the option to determine our interest rate for our First Lien Term Loan using a formula that includes the LIBOR rate. When LIBOR ceases to exist or the methods of calculating LIBOR change from their current form, we may no longer have the ability to elect the LIBOR rate under our First Lien Term Loan or our future indebtedness may be adversely affected. This could impact our interest costs and our ability to borrow additional funds.

The terms of our Credit Facilities impose certain operating and financial restrictions on us that may impair our ability to adapt to changing competitive or economic conditions.

The credit agreements governing our Credit Facilities contain, and any agreements evidencing or governing other future debt may contain, certain restrictive covenants that limit our ability, among other things, to engage in certain activities that are in our long-term best interests, including our ability to:

•	incur liens;

•	incur or assume additional debt or amend our debt and other material agreements;

•	issue certain disqualified stock;

•	declare or make dividends or distributions and redeem, repurchase or retire equity interests;

•	prepay, redeem or repurchase debt;

•	make investments, loans, advances, guarantees and acquisitions;

•	enter into agreements restricting the ability to pay dividends or grant liens securing the obligations under the credit agreements;

•	amend or modify governing documents;

•	enter into transactions with affiliates;

•	engage in certain business activities or alter the business conducted by us and our restricted subsidiaries; and

•	engage in certain mergers, consolidations and asset sales.

In addition, the First Lien Term Loan contains a springing maximum first lien net leverage ratio financial covenant. See “Description of Certain Indebtedness”. Our ability to meet this requirement can be affected by events beyond our control, and we may not be able to satisfy such financial covenants. Our ability to comply with these covenants and restrictions may be affected by events and factors beyond our control. Our failure to comply with any of these covenants or restrictions could result in an event of default under our Credit Facilities. An event of default would permit the lending banks under the facility to take certain actions, including terminating all outstanding commitments and declaring all amounts outstanding under our credit facility to be immediately due and payable, including all outstanding borrowings, accrued and unpaid interest thereon, and all other amounts owing or payable with respect to such borrowings and any terminated commitments. In addition, the lenders would have the right to proceed against the collateral we granted to them, which includes substantially all of our assets.

In order to support the growth of our business, we may need to incur additional indebtedness or seek capital through new equity or debt financings, which sources of additional capital may not be available to us on acceptable terms or at all.

We intend to continue to make significant investments to support our business growth, respond to business challenges or opportunities, develop new services, enhance our existing services and operating infrastructure and potentially acquire complementary businesses and assets. For the year ended December 31, 2020, our net cash provided by operating activities was $101.8 million. As of December 31, 2020, we had $114.6 million of cash and cash equivalents, which were held for working capital purposes. For the three months ended March 31, 2021, our net cash provided by operating activities was $51.6 million. As of March 31, 2021, we had $135.3 million of cash and cash equivalents, which were held for working capital purposes.

Our future capital requirements may be significantly different from our current estimates and will depend on many factors, including the need to:

•	finance unanticipated working capital requirements;

•	develop or enhance our infrastructure and our existing services;

•	acquire complementary businesses, assets or services;

•	the availability of sale-leaseback arrangements when we engage in an acquisition;

•	fund strategic relationships, including joint ventures and co-investments;

•	fund additional implementation engagements; and

•	respond to competitive pressures.

Accordingly, we may need to engage in equity or debt financings or other arrangements to secure additional funds. Additional financing may not be available on terms favorable to us, or at all. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares. Any debt financing secured by us in the future could involve additional restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, during times of economic instability, it has been difficult for many companies to obtain financing in the public markets or to obtain debt financing, and we may not be able to obtain additional financing on commercially reasonable terms, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, it could have a material and adverse effect on our business, results of operations and financial condition.

We are a holding company and depend on our subsidiaries for cash to fund operations and expenses, including future dividend payments, if any.

We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash distributions and other transfers from our subsidiaries to meet our obligations and to make future dividend payments, if any. We do not currently expect to declare or pay dividends on our common stock for the foreseeable future; however, the agreements governing the indebtedness of our subsidiaries impose restrictions on our subsidiaries’ ability to pay dividends or other distributions to us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could impair their ability to make distributions to us.

Risks Related to Government Regulation

Our business is subject to various laws and regulations and changes in such laws and regulations, or failure to comply with existing or future laws and regulations, could adversely affect our business.

Our business is subject to numerous and frequently changing federal, state and local laws and regulations. We routinely incur significant costs in complying with these regulations. The complexity of the regulatory environment in which we operate and the related cost of compliance are increasing due to additional legal and regulatory requirements, our expanding operation and increased enforcement efforts. Further, uncertainties exist regarding the future application of certain of these legal requirements to our business. New or existing laws, regulations and policies, liabilities arising thereunder and the related interpretations and enforcement practices, particularly those dealing with environmental protection and compliance, taxation, zoning and land use, workplace safety, public health, recurring debit and credit card charges, information security, consumer protection, and privacy and labor and employment, among others, or changes in existing laws, regulations, policies and the related interpretations and enforcement practices, particularly those governing the sale of products and consumer protection, may result in significant added expenses or may require extensive system and operating changes that may be difficult to implement and/or could materially increase our cost of doing business. For example, we have had to comply with recent new laws in some of the states in which we operate regarding recycling, waste, minimum wages, and sick time. In addition, we are subject to environmental laws pursuant to which we could be strictly liable for any contamination at our current or former locations, or at third-party waste disposal sites, regardless of our knowledge of or responsibility for such contamination.

Our locations are subject to certain environmental laws and regulations.

Our current and former car wash operations, motor fuel dispensing, and quick lube businesses are governed by federal, state and local laws and regulations, including environmental regulations. Certain business activities involve the handling, storage, transportation, import/export, recycling, or disposing of various new and used products and generate solid and hazardous wastes. These business activities are subject to stringent federal, regional, state and local laws, by-laws and regulations governing the storage and disposal of these products and wastes, the release of materials into the environment or otherwise relating to environmental protection. These laws and regulations may impose numerous obligations upon our locations’ operations, including the acquisition of permits to conduct regulated activities, the imposition of restrictions on where or how to store and how to handle new products and to manage or dispose of used products and wastes, the incurrence of capital expenditures to limit or prevent releases of such material, the imposition of substantial liabilities for pollution resulting from our locations’ operations, and costs associated with workers’ compensation and similar health claims from employees.

Environmental laws and regulations have generally imposed further restrictions on our operations over time, which may result in significant additional costs to our business. Failure to comply with these laws, regulations, and permits may result in the assessment of administrative, civil, and criminal penalties, the imposition of remedial and corrective action obligations, and the issuance of injunctions limiting or preventing operation of our locations. Any adverse environmental impact on our locations, including, without limitation, the imposition of a penalty or injunction, or increased claims from employees, could materially and adversely affect our business and the results of our operations.

Environmental laws also impose liability for damages from and the costs of investigating and cleaning up sites of spills, disposals or other releases of hazardous materials. Such liability may be imposed, jointly and severally, on the current or former owners or operators of properties or parties that sent wastes to third-party disposal facilities, in each case without regard to fault or whether such persons knew of or caused the release. Moreover, neighboring landowners and other third parties may file claims for nuisance (including complaints involving noise and light), personal injury and property or natural resource damage allegedly caused by our operations and the release of petroleum hydrocarbons, hazardous substances or wastes into the environment. Although we are not presently aware of any such material liability related to our current or former locations or business operations, such liability could arise in the future and could materially and adversely affect our business and the results of our operations.

The transportation, distribution and storage of motor fuels (diesel fuel and gasoline) and other chemicals are subject to environmental protection and operational safety laws and regulations that may expose us to significant costs and liabilities, which could have a material and adverse effect on our business.

The transportation of motor fuels such as gasoline and diesel by third-party transporters, the transportation of other chemicals by the Company, as well as the associated storage of motor fuels and other chemicals at our current and past locations is subject to various federal, state and local environmental laws and regulations, including those relating to ownership and operation of underground storage tanks, the release or discharge of regulated materials into the air, water and soil, the generation, storage, handling, use, transportation and disposal of hazardous materials, the exposure of persons to regulated materials, and the health and safety of employees dedicated to these transportation and storage activities. These laws and regulations may impose numerous obligations that are applicable to the transportation and storage of motor fuels and other chemicals and other related activities, including acquisition of, or applications for, permits, licenses, or other approvals before conducting regulated activities; restrictions on the types, quantities and concentration of materials that may be released into the environment; requiring capital expenditures to comply with pollution control requirements; and imposition of substantial liabilities for pollution or non-compliance resulting from these activities.

Numerous governmental authorities, such as the U.S. Environmental Protection Agency (the “EPA”), and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits, licenses and approvals issued under them, which can often require difficult and costly actions. Failure to comply with these existing laws and regulations or any newly adopted laws or regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties or other sanctions, the imposition of investigative, remedial or corrective action obligations and the issuance of orders enjoining future operations in particular areas or imposing additional compliance requirements on such operations. Moreover, environmental regulations are becoming more restrictive with limitations on activities that may adversely affect the environment and which may result in increased costs of compliance.

Where releases of motor fuels, chemicals or other substances or wastes have occurred, federal and state laws and regulations require that contamination caused by such releases be assessed and remediated to meet applicable clean-up standards. Certain environmental laws impose strict, joint and several liability for costs required to clean-up and restore sites where motor fuels, chemicals or other waste products have been disposed or otherwise released. The costs associated with the investigation and remediation of contamination, as well as any associated third-party claims for damages or to impose corrective action obligations, could be substantial and could have a material adverse effect on us. We could also be held liable for the costs and other liabilities of clean-up and restoration of contamination as well as possible third-party claims at our locations, which could have a material adverse effect.

For more information on potential risks arising from environmental and occupational safety and health laws and regulations, please see “Business—Environmental and Occupational Safety and Health Matters.”

Government regulations, weather conditions and natural hazards may affect the availability of water supplies for use at our car wash centers.

Our ability to meet the existing and future water demands at our car wash centers depends on adequate supplies of water. Generally our car wash centers use water from local public and/or private water agencies and in some instances through onsite groundwater wells. Our sources of water generally include rivers, lakes, streams and groundwater aquifers. As such, we typically do not own the water that we use in our operations.

Climate change, drought, overuse of sources of water, the protection of threatened species or habitats or other factors may limit the availability of ground and surface water. Climate change and seasonal drought conditions may impact our access to water supplies, and drought conditions currently exist in several areas of the United States. Governmental restrictions on water use may also result in decreased access to water supplies, which may adversely affect our financial condition and results of operations. Water service interruptions due to severe weather events are also possible. These include winter storms and freezing conditions in colder climate locations, high wind conditions in areas known to experience tornados, earthquakes in areas known to experience seismic activity, high water conditions in areas located in or near designated flood plains, hurricanes and severe electrical storms also have the potential to impact our access to water.

Any interruption in our ability to access water could materially and adversely affect our financial condition and results of operations. Furthermore, losses from business interruptions or damage to our facilities might not be covered by our insurance policies and such losses may make it difficult for us to secure insurance in the future at acceptable rates.

Risks Related to Intellectual Property, Information Technology and Data Privacy

We are subject to data security and privacy risks that could negatively impact our results of operations or reputation.

We collect, process, transmit and store personal, sensitive and confidential information, including our proprietary business information and that of consumers (including users of our locations) and team members and suppliers. The secure processing, maintenance and transmission of this information is critical to our operations. Consumers, team members and suppliers have a high expectation that we will adequately protect their information, including personal information, from cyber-attack or other security breaches, and may have claims against us if we are unable to do so. We may also have exposure to regulatory investigation and other compliance risks in the event of a cyber-attack or other security breach.

Our systems and those of our third-party service providers and business partners may be vulnerable to security breaches, attacks by hackers, acts of vandalism, computer viruses, misplaced or lost data, human errors or other similar events. We have been subject to cyber-attacks and attempts in the past and may continue to be subject to such attacks in the future. Though no such incident to date has had a material impact on our business, we cannot guarantee that we will not experience material or adverse effects from any future incident. If unauthorized parties gain access to our networks or databases, or those of our third-party service providers or business partners, they may be able to access, publish, delete, use inappropriately or modify our own or third-party personal, sensitive or confidential information, including credit card information and personal identification information. In addition, employees may intentionally or inadvertently cause data or security breaches that result in the unauthorized release of personal, sensitive or confidential information. Because the techniques used to circumvent security systems can be highly sophisticated, change frequently, are often not recognized until launched against a target and may originate from less regulated and remote areas around the world, we may be unable to proactively address all possible techniques or implement adequate preventive measures for all situations. Any such breach, attack, virus or other event could result in costly investigations and litigation exceeding applicable insurance coverage or contractual rights available to us, government enforcement actions, civil or criminal penalties, fines, operational changes or other response measures, loss of consumer confidence in our security measures, and negative publicity that could materially and adversely affect our brand, business, results of operations and financial condition. These losses may not be adequately covered by insurance or other contractual rights available to us.

In addition, we must comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the United States. The regulatory environment surrounding information security and privacy is demanding, with the frequent imposition of new and changing requirements across our business. Various federal, state and foreign legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, information security and consumer protection. For example, in June 2018, California enacted the California Consumer Privacy Act (the “CCPA”), which, among other things, requires additional disclosures to California consumers, affords such consumers additional abilities to opt out of certain sales of personal information and creates a potentially severe statutory damages framework for violations, which took effect on January 1, 2020. Further, in November 2020, California voters passed the California Privacy Rights and Enforcement Act of 2020, or the CPRA, which amends and expands the CCPA with additional data privacy compliance requirements that may adversely impact our business, and establishes a regulatory agency dedicated to enforcing those requirements. The effects, and penalties for violations, of the CCPA and the CPRA are potentially significant, and may require us to further modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. Further, our operations are subject to the Telephone Consumer Protection Act (the “TCPA”), and we have received in the past, and may receive in the future, claims alleging violations by us of the same. The interplay of federal and state laws may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and potentially exposing us to additional expense, adverse publicity and liability. As privacy and information security laws and regulations change, we may incur additional compliance costs.

Further, because we accept debit and credit cards for payment, we are subject to the Payment Card Industry Data Security Standard, or the PCI Standard, issued by the Payment Card Industry Security Standards Council, with respect to payment card information. The PCI Standard contains compliance guidelines with regard to our security surrounding the physical and electronic storage, processing and transmission of cardholder data. Compliance with the PCI Standard and implementing related procedures, technology and information security measures requires significant resources and ongoing attention. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology, such as those necessary to achieve compliance with the PCI Standard or with maintenance or adequate support of existing systems could also disrupt or reduce the efficiency of our operations. Any material interruptions or failures in our payment related systems could have a material adverse effect on our business, results of operations and financial condition. If there are amendments to the PCI Standard, the cost of recompliance could also be substantial and we may suffer loss of critical data and interruptions or delays in our operations as a result. If we are unable to comply with the security standards established by banks and the payment card industry, we may be subject to fines, restrictions and expulsion from card acceptance programs, which could materially and adversely affect our retail operations.

As a general matter, compliance with laws, regulations and any applicable rules or guidance from self-regulatory organizations relating to privacy, data protection, information security and consumer protection may result in substantial costs and may necessitate changes to our business practices, which may compromise our growth strategy, materially and adversely affect our ability to acquire customers and otherwise materially and adversely affect our business, results of operations and financial condition.

We may be unable to adequately protect, and we may incur significant costs in enforcing or defending, our intellectual property and other proprietary rights.

Our success depends in part on our brand image and our ability to enforce and defend our intellectual property and other proprietary rights and differentiate ourselves from our competitors. We rely upon a combination of trademark, patent, trade secret, copyright, and unfair competition laws, other contractual provisions, to protect our intellectual property and other proprietary rights. In addition, we attempt to protect our intellectual property and proprietary information by requiring our management-level employees and consultants to enter into confidentiality and assignment of inventions agreements. We cannot assure you that the steps we take to protect our intellectual property and other proprietary rights will be adequate to prevent the infringement or other violation of such rights by others, including the imitation and misappropriation of our brand, which could damage our brand identity and the goodwill we have created, causing sales to decline. To the extent that our intellectual property and other proprietary rights are not adequately protected, third parties may challenge, invalidate, circumvent, infringe or misappropriate our intellectual property or the intellectual property of our third-party licensors, or such intellectual property may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, discontinuance of certain service offerings or other competitive harm. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, which is expensive (and could exceed applicable insurance coverage), could cause a diversion of resources and may not prove successful. The loss of intellectual property protection or the inability to obtain sufficient rights to use third-party intellectual property could harm our business and ability to compete.

We may be subject to infringement claims.

Although we believe that our services and operations do not infringe upon or otherwise violate the proprietary rights of third parties, we cannot guarantee that we do not, and will not in the future, infringe or otherwise violate the proprietary rights of third parties. Third parties have in the past, and may in the future, assert infringement or other intellectual property violation claims against us with respect to future products, services or operations. Any claim from a third party may result in a limitation on our ability to use our intellectual property. Even if we believe that intellectual property related claims are without merit, defending against such claims is time consuming and expensive and could result in the diversion of the time and attention of our management and employees. Claims of intellectual property infringement are inherently uncertain, and might require us to redesign affected services, enter into costly settlement or license agreements, pay costly damage awards for which we may not have insurance, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our services. Even if we have an agreement for indemnification against such costs, the indemnifying party, if any in such circumstances, may be unable to uphold its contractual obligations. If we cannot or do not license the infringed technology on reasonable terms or substitute similar technology from another source, our revenue and earnings could be materially and adversely affected.

Risks Related to Ownership of Our Common Stock

Because LGP owns a significant percentage of our common stock, it may control all major corporate decisions and its interests may conflict with your interests as an owner of our common stock and our interests.

We are controlled by LGP, which as of the date of this prospectus owns approximately 78% of our common stock and will own approximately 54% assuming the sale of all of the shares registered herein and no additional issuances of common stock by us. Accordingly, LGP currently controls the election of our directors and could exercise a controlling interest over our business, affairs and policies, including the appointment of our management and the entering into of business combinations or dispositions and other corporate transactions. Pursuant to the Stockholders Agreement, LGP is entitled to designate individuals to be included in the slate of nominees recommended by our board of directors for election to our board of directors. So long as LGP owns, in the aggregate, (i) at least 40% of the total shares of our common stock owned by LGP following the date of the IPO (including shares purchased from LGP pursuant to the underwriters’ option to purchase additional shares), LGP will be entitled to nominate four directors, (ii) less than 40% but at least 30% of the total shares of our common stock owned by LGP immediately following the consummation of the IPO (including shares purchased from LGP pursuant to the underwriters’ option to purchase additional shares), it will be entitled to nominate three directors, (iii) less than 30% but at least 20% of the total shares of our common stock owned by LGP immediately following the consummation of the IPO (including shares purchased from LGP pursuant to the underwriters’ option to purchase additional shares), it will be entitled to nominate two directors, (iv) less than 20% but at least 10% of the total shares of our common stock owned by LGP immediately following the consummation of the IPO (including shares purchased from LGP pursuant to the underwriters’ option to purchase additional shares), it will be entitled to nominate one director and (v) less than 10% of the total shares of our common stock owned by LGP immediately following the consummation of the IPO (including shares purchased from LGP pursuant to the underwriters’ option to purchase additional shares), it will not be entitled to nominate a director. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.” The directors LGP elects have the authority to incur additional debt, issue or repurchase stock, declare dividends and make other decisions that could be detrimental to shareholders. Even if LGP were to own or control less than a majority of our total outstanding shares of common stock, it will be able to influence the outcome of corporate actions so long as it owns a significant portion of our total outstanding shares of common stock.

LGP may have interests that are different from yours and may vote in a way with which you disagree and that may be adverse to your interests. In addition, LGP’s concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could cause the market price of our common stock to decline or prevent our stockholders from realizing a premium over the market price for their common stock.

Additionally, LGP is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us or supply us with goods and services. LGP may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. Stockholders should consider that the interests of LGP may differ from their interests in material respects.

Our amended and restated certificate of incorporation could prevent us from benefiting from corporate opportunities that might otherwise have been available to us.

To the maximum extent permitted from time to time by Delaware law, our amended and restated certificate of incorporation renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, shareholders or affiliates who are our or our subsidiaries’ employees. To the fullest extent permitted by law, our amended and restated certificate of incorporation provides that none of LGP or any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that LGP or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

As a result of these provisions in our amended and restated certificate of incorporation, we may not receive the benefit from certain corporate opportunities, such as an acquisition target or other extraordinary transaction, that might have otherwise been available to us and potentially beneficial to our business.

Sales of a substantial number of shares of our common stock in the public market by our existing stockholders could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. In connection with the IPO, substantially all of our pre-IPO stockholders entered lock-up agreements with the underwriters of the IPO. The lock-up agreements entered by LGP and our other pre-IPO institutional investors restrict the transfer and sale of shares of our common stock for 120 days from the date of the prospectus for the IPO, subject to certain exceptions that include certain price-based releases. The lock-up agreements entered by our management and other pre-IPO stockholders restrict the transfer and sale of shares of our common stock for 180 days from the date of the prospectus for the IPO, subject to certain exceptions. BofA Securities, Inc. and Morgan Stanley & Co. LLC may, in their sole discretion, release all or some portion of the shares subject to the lock-up agreements prior to the expiration of the agreements at any time and for any reason. In addition, shares issued or issuable upon exercise of options vested as of the expiration of the lock-up period will be eligible for sale at that time.

As of the date of this prospectus, holders of approximately 83% of our outstanding common stock have rights, subject to certain conditions, to require us to file registration statements for the public sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders and to cause us to engage in an underwritten offering or other public sale of the shares that are the subject of the registration statement of which this prospectus forms a part. The sale of these shares pursuant to a registration under the Securities Act of 1933, as amended, or the Securities Act, would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by our affiliates as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

We are a “controlled company” within the meaning of New York Stock Exchange rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.

As of the date of this prospectus, LGP controls a majority of our outstanding common stock. As a result, we are a “controlled company” within the meaning of New York Stock Exchange corporate governance standards. A company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” within the meaning of New York Stock Exchange rules and may elect not to comply with certain corporate governance requirements of the New York Stock Exchange, including:

•	the requirement that a majority of our board of directors consist of independent directors;

•

the requirement that we have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

In reliance on the exemptions listed above, we do not have a compensation committee that consists entirely of independent directors. We may also elect to rely on additional exemptions for so long as we remain a “controlled company.” As a result, in the future our board of directors and those committees may have more directors who do not meet New York Stock Exchange independence standards than they would if those standards were to apply. The independence standards are intended to ensure that directors who meet those standards are free of any conflicting interest that could influence their actions as directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of The New York Stock Exchange.

We are an “emerging growth company” and our compliance with the reduced reporting and disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we have elected to take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These provisions include being permitted to have only two years of audited financial statements and management’s discussion and analysis of financial condition and results of operations disclosures in this prospectus; being exempt from compliance with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act; being exempt from any rules that could be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements; being subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and not being required to hold nonbinding advisory votes on executive compensation or on any golden parachute payments not previously approved.

We may remain an “emerging growth company” until as late as December 31, 2026, the fiscal year-end following the fifth anniversary of the completion of the IPO, though we may cease to be an “emerging growth company” earlier under certain circumstances, including if (i) we have more than $1.07 billion in annual revenue in any fiscal year, (ii) we become a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates as of the end of the second quarter of that fiscal year or (iii) we issue more than $1.0 billion of non-convertible debt securities over a three-year period. If some investors find our common stock less attractive as a result of us utilizing some or all of these exemptions or forms of relief, there may be a less active trading market for our common stock and our stock price may decline or become more volatile.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws, as well as provisions of the DGCL, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions include:

•	establishing a classified board of directors such that not all members of the board are elected at one time;

•

allowing the total number of directors to be determined exclusively (subject to the rights of holders of any series of preferred stock to elect additional directors) by resolution of our board of directors and granting to our board the sole power (subject to the rights of holders of any series of preferred stock or rights granted pursuant to the Stockholders’ Agreement) to fill any vacancy on the board;

•

providing that our stockholders may remove members of our board of directors only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of our then-outstanding stock, following such time as LGP ceases to beneficially own, in the aggregate, at least 50% of the voting power of our common stock;

•	authorizing the issuance of “blank check” preferred stock by our board of directors, without further stockholder approval, to thwart a takeover attempt;

•

prohibiting stockholder action by written consent (and, thus, requiring that all stockholder actions be taken at a meeting of our stockholders), if LGP ceases to beneficially own, in the aggregate, at least 50% of the voting power of our common stock;

•

eliminating the ability of stockholders to call a special meeting of stockholders, except for LGP for so long as LGP beneficially owns, in the aggregate, at least 50% of the voting power of our common stock;

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at annual stockholder meetings; and

•

requiring the approval of the holders of at least two-thirds of the voting power of all outstanding stock entitled to vote thereon, voting together as a single class, to amend or repeal our certificate of incorporation or bylaws if LGP ceases to beneficially own, in the aggregate, at least 50% of the voting power of our common stock.

These provisions could discourage, delay or prevent a transaction involving a change in control. They could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware or federal district courts of the United States is the sole and exclusive forum for certain types of lawsuits, which could limit our shareholders’ abilities to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation and amended and restated bylaws require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our shareholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or the amended and restated certificate of incorporation or the proposed bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware (or the federal district court for the District of Delaware or other state courts of the State of Delaware if the Court of Chancery in the State of Delaware does not have jurisdiction). The amended and restated certificate of incorporation and amended and restated bylaws will also require that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Although we believe these provisions benefit us by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against our directors and officers. These provisions would not apply to any suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business and we do not expect to declare or pay any dividends in the foreseeable future. Moreover, the terms of our existing Credit Facilities restrict our ability to pay dividends, and any additional debt we may incur in the future may include similar restrictions. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock. As a result, stockholders must rely on sales of their common stock after price appreciation as the only way to realize any future gains on their investment.

Prior to the IPO, there was no public market for our common stock, and there are no assurances an active market for our common stock will be sustained.

Prior to the IPO, there was no public market for our common stock. An active or liquid market in our common stock may not be sustainable. In the absence of an active trading market for our common stock, you may not be able to resell those shares at or above the price at which you purchase them, or at all.

General Risks

Changes in accounting rules, assumptions and/or judgments could materially and adversely affect us.

Accounting rules and interpretations for certain aspects of our operations are highly complex and involve significant assumptions and judgment. These complexities could lead to a delay in the preparation and dissemination of our financial statements. Furthermore, changes in accounting rules and interpretations or in our accounting assumptions and/or judgments could significantly impact our financial statements. In some cases, we could be required to apply a new or revised standard retroactively, resulting in restating prior period financial statements. Any of these circumstances could have a material and adverse effect on our business, prospects, liquidity, financial condition and results of operations.

Our stock price may be volatile or may decline regardless of our operating performance, resulting in substantial losses for investors purchasing shares of our common stock.

The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our financial conditions and results of operations;

•

failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates or ratings by any securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	changes in our board of directors or management;

•	sales of large blocks of our common stock, including sales by our affiliates;

•	lawsuits threatened or filed against us;

•	anticipated or actual changes in laws, regulations or government policies applicable to our business;

•	changes in our capital structure, such as future issuances of debt or equity securities;

•	short sales, hedging and other derivative transactions involving our capital stock;

•	general economic conditions in the United States;

•	other events or factors, including those resulting from war, pandemics (including COVID-19), incidents of terrorism or responses to these events; and

•	the other factors described in the sections of this prospectus titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

The stock market has recently experienced extreme price and volume fluctuations. The market prices of securities of companies have experienced fluctuations that often have been unrelated or disproportionate to their results of operations. Market fluctuations could result in extreme volatility in the price of shares of our common stock, which could cause a decline in the value of your investment. Price volatility may be greater if the public float and trading volume of shares of our common stock is low. Furthermore, in the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management’s attention and resources, and harm our business, financial condition and results of operations.

If securities analysts do not publish research or reports about our company, or if they issue unfavorable commentary about us or our industry or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will depend in part on the research and reports that third-party securities analysts publish about our company and our industry. We may be unable or slow to attract research coverage and if one or more analysts cease coverage of our company, we could lose visibility in the market. In addition, one or more of these analysts could downgrade our common stock or issue other negative commentary about our company or our industry. As a result of one or more of these factors, the trading price of our common stock could decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. You can generally identify forward-looking statements by our use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “seek,” “vision,” or “should,” or the negative thereof or other variations thereon or comparable terminology. Forward-looking statements include those we make regarding the following matters:

•	developments involving our competitors and our industry;

•	our ability to attract new customers, retain existing customers and maintain or grow our number of UWC Members;

•	potential future impacts of the COVID-19 pandemic;

•	expectations regarding our industry;

•	our ability to maintain comparable store sales growth;

•	our ability to continue to identify and open greenfield locations;

•	our estimates of greenfield location expansions and our whitespace opportunity;

•	our ability to continue to identify suitable acquisition targets and consummate such acquisitions on attractive terms;

•	our ability to attract and retain a qualified management team and other team members while controlling our labor costs;

•	the impact of our debt and lease obligations on our ability to raise additional capital to fund our operations and maintain flexibility in operating our business;

•	our reliance on and relationships with third-party suppliers;

•	our ability to maintain security and prevent unauthorized access to electronic and other confidential information;

•	our ability to respond to risks associated with existing and future payment options;

•	our ability to maintain and enhance a strong brand image;

•	our ability to maintain adequate insurance coverage;

•	our status as a “controlled company” and LGP’s control of us as a public company;

•	the impact of evolving governmental laws and regulations and the outcomes of legal proceedings; and

•	the effects of potential changes to U.S. regulations and policies on our business.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Furthermore, the potential impact of the COVID-19 pandemic on our business operations and financial results and on the world economy as a whole may heighten the risks and uncertainties that affect our forward-looking statements described above. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included elsewhere in this prospectus are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate, may differ materially from the forward-looking statements included elsewhere in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and events in the industry in which we operate, are consistent with the forward-looking statements included elsewhere in this prospectus, they may not be predictive of results or developments in future periods.

Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

DETERMINATION OF OFFERING PRICE

Our common stock is listed on the New York Stock Exchange under the symbol “MCW.” The actual offering price by the selling stockholders of the shares of our common stock covered by this prospectus will be determined by prevailing market prices at the time of sale, by private transactions negotiated by the selling stockholders or as otherwise described in the section entitled “Plan of Distribution.”

DIVIDEND POLICY

We currently intend to retain any future earnings to fund the development and expansion of our business, and, therefore, we do not anticipate paying cash dividends on our capital stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements, contractual restrictions, restrictions under our Credit Facilities and any other agreements governing our indebtedness and other factors deemed relevant by our board of directors. See “Description of Certain Indebtedness,” “Risk Factors—Risks Relating to Our Indebtedness and Capital Requirements—We are a holding company and depend on our subsidiaries for cash to fund operations and expenses, including future dividend payments, if any” and “Risk Factors—Risks Relating to Ownership of Our Common Stock—We do not intend to pay dividends for the foreseeable future.”

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

You should read the following selected consolidated financial data together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The selected consolidated financial data included in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and the related notes included elsewhere in this prospectus.

We have derived the following selected consolidated statements of operations and cash flow data for the years ended December 31, 2019 and 2020 and the consolidated balance sheet data as of December 31, 2019 and 2020 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the following selected consolidated statements of operations and cash flow data for the years ended December 31, 2016, 2017 and 2018 and the consolidated balance sheet data as of December 31, 2016, 2017 and 2018 from our consolidated financial statements not included in this prospectus. The selected consolidated statement of operations for the three months ended March 31, 2020 and 2021 and the consolidated balance sheet data as of March 31, 2021 have been derived from our unaudited interim consolidated financial statements that are included elsewhere in this prospectus. We have included in our opinion, all adjustments necessary to state fairly our results of operations for these periods. Our historical results are not necessarily indicative of the results that may be expected for any future period and our results of operations for the three months ended March 31, 2021 are not necessarily indicative of the results that may be expected for the year ended December 31, 2021 or any other interim periods or any future year or period. You should read the following information in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2016	2017	2018	2019	2020	2020	2021
Statements of Operations and Other Comprehensive Income Data	(in thousands)
Revenues, net	$364,081	$453,104	$524,400	$629,528	$574,941	$155,252	$175,508
Cost of labor and chemicals	167,120	196,635	216,998	243,912	193,971	57,570	51,749
Other store operating costs	120,049	161,558	187,736	224,402	224,419	58,473	61,083
General and administrative	43,090	41,171	48,585	84,806	51,341	12,959	14,961
Loss (gain) on sale of assets	2,302	2,509	2,975	1,345	(37,888)	343	790

Total expenses, net	332,561	401,873	456,294	554,465	431,843	129,345	128,583

Operating income	31,520	51,231	68,106	75,063	143,098	25,907	46,925

Other (expense) income:
Interest expense, net	(21,630)	(42,434)	(46,669)	(67,610)	(64,009)	(17,195)	(13,959)
Loss on extinguishment of debt	—	—	—	(9,169)	(1,918)	(1,918)	—

Total other expense	(21,630)	(42,434)	(46,669)	(76,779)	(65,927)	(19,113)	(13,959)

Income (loss) before taxes	9,890	8,797	21,437	(1,716)	77,171	6,794	32,966
Income tax (benefit) provision	4,078	(14,083)	7,089	(2,636)	16,768	(2,066)	8,382

Net income	5,812	22,880	14,348	920	60,403	8,860	24,584

	Year Ended December 31,					Three Months Ended March 31,
	2016	2017	2018	2019	2020	2020	2021
Statements of Operations and Other Comprehensive Income Data	(in thousands)
(Loss) gain on interest rate swap	—	—	—	—	(1,117)	—	319

Total comprehensive income	$5,812	$22,880	$14,348	$920	$59,286	$8,860	$24,903

	Year Ended December 31,					Three Months Ended March 31,
	2016	2017	2018	2019	2020	2020	2021
Consolidated Statements of Cash Flow Data	(in thousands)
Net cash provided by operating activities	$35,922	$43,526	$79,822	$70,072	$101,846	$17,721	$51,589
Net cash used in investing activities	(92,350)	(146,561)	(225,209)	(113,821)	(13,353)	(22,774)	(28,710)
Net cash provided by (used in) financing activities	65,808	95,230	147,277	45,399	22,676	103,702	(2,332)

	As of December 31,					As of March 31, 2021
	2016	2017	2018	2019	2020
Consolidated Balance Sheet Data	(in thousands)
Cash and cash equivalents	$10,970	$3,165	$5,055	$6,405	$114,647	$135,263
Total current assets	29,885	33,409	28,837	33,101	134,970	157,114
Goodwill	452,184	541,854	690,394	731,989	737,415	737,034
Total assets	737,270	861,366	1,052,441	1,150,074	1,948,453	1,977,573
Total current liabilities	48,441	56,661	96,448	85,569	122,947	121,903
Total long-term portion of debt, net	520,763	616,012	737,552	1,016,890	1,054,820	1,053,043
Total liabilities	652,127	749,557	924,694	1,213,676	1,931,803	1,935,977
Total stockholders’ equity	85,143	111,809	127,747	(63,602)	16,650	41,596

	Year Ended December 31,					Three Months Ended March 31,
	2016	2017	2018	2019	2020	2020	2021
Financial and Other Data
Location count (end of period)(1)	202	251	287	322	342	327	344
Comparable store sales growth(1)	9%	6%	10%	10%	(11)%	(2)%	19%
UWC Members (in thousands)(1)	331	519	766	986	1,233	1,033	1,391
UWC sales as a percentage of total wash sales(1)	36%	40%	49%	53%	62%	57%	62%
Net income margin	16.0%	27.1%	2.7%	0.1%	10.5%	5.7%	14.0%
Adjusted EBITDA (in thousands)(2)	$79,021	$105,113	$126,975	$163,217	$161,084	$40,070	$61,472
Adjusted EBITDA margin(2)	21.7%	23.2%	24.2%	25.9%	28.0%	25.8%	35.0%

(1)

See “Management’s Discussion and Analysis and Results of Operations—Key Performance Indicators” for a description of location count, comparable store sales growth, UWC Members and UWC sales as a percentage of total wash sales.

(2)

Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures. For a discussion about why we consider such measures useful and a discussion of the material risks and limitations of such measures, please see “Key Performance Indicators and Non-GAAP Financial Measures.”

The following is a reconciliation of our net income (loss) to Adjusted EBITDA for the periods presented here and elsewhere in the prospectus. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by net revenue for a given period.

	Year Ended December 31,						Three Months Ended March 31,
	2010	2016	2017	2018	2019	2020	2020	2021
		(in thousands)
Net income	$3,684	$5,812	$22,880	$14,348	$920	$60,403	$8,860	$24,584
Interest expense, net	5,104	21,630	42,434	46,669	67,610	64,009	17,195	13,959
Income tax expense (benefit)	2,284	4,079	(14,082)	7,089	(2,636)	16,768	(2,066)	8,382
Depreciation and amortization	5,189	20,489	30,732	33,516	39,468	45,289	10,957	11,650
(Gain) loss on sale of assets (a)	(95)	2,302	2,509	2,975	1,345	(8,115)	343	790
Gain on sale of quick lube facilities (b)	—	—	—	—	—	(29,773)	—	—
Dividend recapitalization fees and payments (c)	—	7,718	1,895	1,348	29,346	650	772	—
Loss on early debt extinguishment (d)	—	—	—	—	9,169	1,918	1,918	—
Stock-based compensation expense (e)	75	3,139	1,832	1,553	2,365	1,493	387	310
Acquisition expenses (f)	173	4,274	6,466	9,037	4,887	2,163	664	454
Management fees (g)	344	1,000	1,000	1,000	1,000	250	250	250
Non-cash rent expense (h)	1,353	4,175	5,684	4,888	4,217	3,695	317	378
Other (i)	(927)	4,404	3,763	4,551	5,527	2,334	473	715

Adjusted EBITDA	$17,183	$79,021	$105,113	$126,975	$163,217	$161,084	$40,070	$61,472

(a)	Consists of gain or (loss) on disposition of assets associated with store closures or the sale of property and equipment.
(b)	Consists of the gain on sale of the 27 quick lube facilities in December 2020.
(c)

Represents payments to holders of our stock options made pursuant to anti-dilution provisions in connection with dividends paid to holders of our common stock and legal fees related to dividend recapitalizations.

(d)	Represents expensing of previously unamortized deferred financing fees at time of debt amendments.
(e)	Represents non-cash charges related to stock-based compensation.
(f)	Represents professional fees and expenses associated with strategic acquisitions.
(g)	Represents management fees paid to LGP in accordance with our management services agreement, which terminated upon the consummation of the IPO.

(h)	Represents the difference between cash paid for rent and GAAP rent expense (per ASC 840 for 2010-2019 and per ASC 842 in 2020).
(i)

Consists of other non-recurring or discrete items as determined by management not to be reflective of our ongoing operating performance, such as transaction costs; personnel-related costs such as severance costs; legal settlements and legal fees related to contract terminations; and non-recurring strategic project costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Consolidated Financial and Other Data” and our consolidated financial statements and related notes and unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current plans, expectations and beliefs involving risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and in other parts of this prospectus.

Who We Are

Mister Car Wash is the largest national car wash brand, offering express exterior and interior cleaning services to customers across 344 car wash locations in 21 states, as of March 31, 2021. Founded in 1996, we employ an efficient, repeatable and scalable process, which we call the “Mister Experience,” to deliver a clean, dry and shiny car every time. The core pillars of the “Mister Experience” are greeting every customer with a wave and smile, providing them the highest quality car wash and delivering the experience quickly and conveniently. We offer a monthly subscription program, which we call Unlimited Wash Club (“UWC”), as a flexible, quick and convenient option for customers to keep their cars clean. As of March 31, 2021, we had 1.4 million UWC Members, and, in 2020 and the first quarter of 2021, UWC sales represented 62% and 62% of our total wash sales and 68% and 70% of our total wash volume, respectively. Our scale and 25 years of innovation allow us to drive operating efficiencies and invest in training, infrastructure and technology that improve speed of service, quality and sustainability and realize strong financial performance.

UWC is our all-you-can-wash subscription program for a flat monthly fee. We employ a “member-centric” business model that is focused on providing easy, convenient and fast car washes. Over the last several years we have added dedicated member-only lanes and adopted radio-frequency identification (“RFID”) technology for our UWC Members to enable quick, contactless and convenient trips. In 2020, the average UWC Member washed their car over 30 times, which we believe is significantly more than the average car wash user. Increased UWC membership provides us consistent, visible and recurring revenue while improving customer loyalty. We have grown the UWC program from representing 30% of our total wash sales in 2015 to 62% of our total wash sales in the first quarter of 2021, and despite the COVID-19 pandemic, we grew UWC membership by approximately 247,000 members in 2020.

We are the largest national car wash brand based on number of locations, having grown from 65 locations in 2010 to 344 locations as of March 31, 2021. We operate two location formats: (i) Express Exterior Locations, which offer express exterior cleaning services, and (ii) Interior Cleaning Locations, which offer both express exterior and interior cleaning services. Our Express Exterior Locations comprise 263 of our current locations and represent all of our historical and projected greenfield growth. We have 81 Interior Cleaning Locations that serve as a fertile training ground for our operations and generate strong cash flows. In 2018, we launched our greenfield development strategy to expand the number of our Express Exterior Locations, opening our first location in Urbandale, Iowa. As of March 31, 2021, we have opened a total of 22 greenfield locations and have invested meaningfully in our greenfield development team, systems and capabilities. Our greenfield performance has been consistently strong over time. To date, we have been able to generate enough income from our existing greenfield locations to pay back our initial net capital investments in these locations within approximately three years of their operations. In 2021, we expect to open 16 to 18 total greenfield locations in existing markets nationwide and have a strong development pipeline for future locations.

We believe Mister Car Wash offers an affordable, feel-good experience, enjoyed by all who value a clean, dry and shiny car. Our car wash experience has broad demographic appeal and the price of our typical base exterior car wash is approximately $8. As we continue to grow and serve more of the approximately 273 million registered vehicles in the United States, as of year end 2020, we are dedicated to putting our team members first and delivering a consistent, convenient and high quality car wash experience at scale.

Factors Affecting Our Business and Trends

We believe that our business and growth depend on a number of factors that present significant opportunities for us and may pose risks and challenges, including those discussed below and in the section of the prospectus titled “Risk Factors.”

•

Growth in comparable store sales. Comparable store sales have been a strong driver of our net revenue growth and we expect it to continue to play a key role in our future growth and profitability. We will seek to continue to grow our comparable store sales by increasing the number of UWC Members, increasing efficiency and throughput of our car wash locations, increasing marketing spend to add new customers and increasing customer visitation frequency.

•

Number and loyalty of UWC Members. The UWC subscription program is a critical element of our business. UWC Members contribute a significant portion of our net revenue and provide recurring revenue through their monthly membership fees. Our subscription business model is a key driver of our growth and allows us to capture a significant amount of data about our members, which we utilize to optimize our service offerings and user engagement.

•

Labor management. Hiring and retaining skilled team members and experienced management represents one of our largest costs. We believe people are the key to our success and we have been able to successfully attract and retain engaged, high-quality team members by paying them competitive wages, offering them attractive benefit packages and providing robust training and development opportunities. While the competition for skilled labor is intense and subject to high turnover, we believe our approach to wages and benefits will continue to allow us to attract suitable team members and management to support our growth.

•

Macroeconomic trends. Macroeconomic factors may affect consumer spending patterns and thereby our results of operations. These factors include general economic conditions, consumer confidence, employment rates, business conditions, changes in the housing and new vehicle markets, the availability of credit, interest rates, tax rates and fuel and energy costs.

Factors Affecting the Comparability of Our Results of Operations

Our results have been affected by, and may in the future be affected by, the following factors, which must be understood in order to assess the comparability of our period-to-period financial performance and condition.

Impact of COVID-19

At the onset of the COVID-19 pandemic in March and April 2020, to ensure the safety of our team members and customers and in compliance with local regulations, we made the decision to temporarily suspend operations at more than 300 of our locations and pause UWC membership billing. During this period, we upgraded our safety protocols and modified our operating model by temporarily suspending all interior cleaning services from locations offering those services. While our operations were suspended, we furloughed approximately 5,500 of our hourly car wash team members. Furloughed team members were not paid by us unless they elected to use accrued paid time off; however, we did continue to provide benefits coverage to any team member who was enrolled at the time of furlough. The suspension of our operations negatively impacted our net revenues, but improved our net income margin and Adjusted EBITDA margin as express exterior cleaning services are less labor intensive compared to interior cleaning services. We also proactively undertook several measures to augment our liquidity, such as drawing on our Revolving Credit Facility, requesting rent deferrals, suspending all acquisition activity, and pausing all greenfield initiatives.

By the end of May 2020, all of our locations were safely reopened and offering express exterior cleaning services, including exterior only services at Interior Cleaning Locations, and we had surpassed all-time highs in

UWC membership. By the end of 2020, we also paid back 100% of our deferred rent and successfully resumed both greenfield initiatives and acquisition activity. Although our actions at the beginning of the COVID-19 pandemic impacted our financial results in 2020, we believe that our people-first approach engendered goodwill and loyalty among our team members and our customers, and allowed us to emerge an even stronger business.

Keeping our customers and team members safe has always been the highest priority for Mister Car Wash. We have been closely monitoring the national and local government health guidelines in each of our communities, and we have proactively implemented extensive measures in response to COVID-19 throughout our business operations, including:

•	requiring team members to wear additional protective gear, including gloves, face shields and safety glasses;

•	regular cleaning and sanitizing of high touch areas;

•	requiring all team members to practice safe social distancing at our kiosks and in our interior cleaning lanes;

•	updates to our lobby configurations at our Interior Cleaning Locations to allow customers to keep a safe distance;

•	transitioning to completely cashless transactions;

•	cleaning kiosks and tablets after each credit card transaction; and

•	eliminating all remaining hand towel drying at the end of the tunnel.

Given the unpredictable nature of this situation, we cannot estimate with certainty the long-term impacts of the COVID-19 pandemic on our business, financial condition, results of operations, and cash flows. Although the future economic environment is uncertain, we are confident in our ability to continue to provide car wash services to our customers, and we remain committed to serving our customers as we continue to navigate the public health challenge of COVID-19.

We are closely monitoring the impact of COVID-19 on all aspects of our business and in all of our locations. See “Risk Factors—Risks Relating to Our Business— The ongoing COVID-19 pandemic has materially and adversely affected our business, financial condition and results of operations and may continue to do so.”

Greenfield Location Development

Our primary historical growth strategy has involved acquiring local and regional car wash operators, upgrading the facilities and equipment, training the team to provide the “Mister Experience,” and converting the site to the “Mister” brand. More recently, we have also grown through greenfield development of Mister Car Wash locations and anticipate pursuing this strategy more in the future. As of March 31, 2021, we have successfully opened 22 greenfield locations, with the expectation of driving the majority of our location growth through greenfield locations on a go-forward basis. In 2021, we expect to open 16 to 18 total greenfield locations in existing markets nationwide. Developing new locations may impact our operations going forward as we enter new markets and build out existing markets.Additionally, we expect to focus our greenfield development efforts on opening Express Exterior Locations. We believe such strategy will drive improvements in our net income margins and Adjusted EBITDA margins as express exterior cleaning services are less labor intensive compared to interior cleaning services.

The comparability of our results may be impacted by the inclusion of financial performance of greenfield locations that have not delivered a full fiscal year of financial results nor ramped to more mature average unit volumes, which we typically expect after approximately three full years of operation.

Business Acquisitions

In 2020, we made four acquisitions for a total of $33.6 million, including the acquisition of Bush Car Wash, a chain of seven locations in Washington, doubling our footprint in the state. We also added two locations in

Orlando, Florida and one location in Austin, Texas. The number of acquisitions we pursue may vary from period to period.

In the three months ended March 31, 2021, we completed one acquisition including four properties that operated previously as car washes. Two were conveyor car washes and two were self-serve washes. Once renovated and converted to the Mister brand, we will reopen the conveyor car washes and they will be included in our store count. The real property and any improvements to the self-serve locations will be subsequently sold.

Upon acquisition, we implement a variety of operational improvements to unify branding and enhance profitability. We fully integrate and transition acquired locations to the “Mister” brand and make investments to improve site flow, upgrade tunnel equipment and technology, and install our proprietary Unity Chemical system, which is a unique blend of our signature products utilizing the newest technology and services to make our customers car wash experience better for their vehicle and the environment. We also establish member-only lanes, optimize service offerings and implement training initiatives that we have successfully utilized to improve team member engagement and drive UWC growth post-acquisition. The costs associated with these onboarding initiatives, which vary by each site, can impact the comparability of our results.

The comparability of our results may also be impacted by the inclusion of financial performance of our acquisitions that have not delivered a full fiscal year of financial results under Mister Car Wash’s ownership.

Divestitures

In December 2020, we completed the divestment of 27 quick lube facilities to Valvoline LLC. Our approximately 250 quick lube facility team members also transitioned to Valvoline after completion of the transaction. Concurrent with this divestiture, we also permanently closed four quick lube facilities that were co-located with our car washes. As a result, we closed or sold all of our quick lube facilities as of December 31, 2020. This divestment did not meet the criteria to be reported as a discontinued operation and accordingly its results of operations have not been reclassified. We recognized a gain of $29.8 million for the year ended December 31, 2020. See Note 16. Dispositions in the notes to our audited consolidated financial statements included elsewhere in this prospectus.

Total revenues for our quick lube facilities were $32.2 million and $23.8 million for the years ended December 31, 2019 and 2020, respectively, representing a decrease of $8.5 million, or 26.4%. Operating income for our quick lube facilities was $4.3 million and $1.0 million for the years ended December 31, 2019 and 2020, respectively.

	Year Ended December 31,
	2019	2020
	(in thousands)
Revenues, net	$32,231	$23,757
Cost of labor and chemicals	19,683	14,774
Other store operating expenses	7,533	6,569
General and administrative	—	—
Loss on sale of assets	749	1,380

Total costs and expenses	27,966	22,723

Operating income	$4,265	$1,033

In the three months ended March 31, 2021, we did not consummate any significant divestitures.

Key Performance Indicators

We prepare and analyze various operating and financial data to assess the performance of our business and allocate our resources. The key operating performance and financial metrics and indicators we use are set forth below, as of and for the years ended December 31, 2019 and 2020 and as of and for the three months ended March 31, 2020 and 2021.

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
Financial and Operating Data
Location count (end of period)	322	342	327	344
Comparable store sales growth	10%	(11)%	(2)%	19%
UWC Members (in thousands)	986	1,233	1,033	1,391
UWC sales as percentage of total wash sales	53%	62%	57%	62%
Net income	$920	$60,403	$8,860	$24,584
Net income margin	0.1%	10.5%	5.7%	14.0%
Adjusted EBITDA (in thousands)	$163,217	$161,084	$40,070	$61,472
Adjusted EBITDA margin	25.9%	28.0%	25.8%	35.0%

For a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP measure, see “Selected Consolidated and Other Financial Data.”

Location Count (end of period)

Our location count refers to the total number of car wash locations at the end of a period, inclusive of new greenfield locations, acquired locations and closed locations. The total number of locations that we operate, as well as the timing of location openings, acquisitions and closings, have, and will continue to have, an impact on our performance. In fiscal year 2019, we increased our location count by 35 locations, including four greenfield locations and 32 acquired locations, offset by one closed location. In fiscal year 2020, despite the challenging COVID-19 environment, we increased our location count by 20 locations, including 12 greenfield locations and 10 acquired locations, offset by two closed locations. In the three months ended March 31, 2021, we increased our location count by two locations, both of which were greenfield locations.

Comparable Store Sales Growth

A location is considered a comparable store on the first day of the 13th full calendar month following a location’s first day of operations. A location converted from an Interior Cleaning Location to an Express Exterior Location format is excluded when the location did not offer interior cleaning services in the current period but did offer interior cleaning services in the prior year period. Comparable store sales growth is the percentage change in total wash sales of all comparable store car washes.

Opening new locations is a primary component of our growth strategy and as we continue to execute on our growth strategy, we expect that a significant portion of our sales growth will be attributable to non-comparable store sales. Accordingly, comparable store sales are only one measure we use to assess the success of our growth strategy.

We have historically delivered consistent long-term growth across geographies and vintage cohorts. From 2017 through 2019, all regions and vintage cohorts delivered positive comparable store sales growth. Prior to 2020, we achieved 39 consecutive quarters of positive comparable store sales growth, averaging 9% annually from 2010 to 2019.

In 2020, at the onset of the COVID-19 pandemic in March and April 2020, we temporarily suspended operations at more than 300 of our locations. By the end of May 2020, all of our locations were safely reopened and offering express exterior cleaning services and we had surpassed all-time highs in UWC membership, although our comparable store sales performance remained impacted by the ongoing suspension of interior cleaning services, which carry higher average revenue per car, through August 2020 when interior cleaning services were reintroduced. Overall, due to the temporary store closures and the decline in interior cleaning services, our 2020 comparable store sales declined 11%. Excluding the period of temporary suspension of operations, our Express

Exterior Locations averaged high single-digit positive comparable store sales growth for the year ended December 31, 2020, while comparable store sales declined at our Interior Cleaning Locations largely due to a mix shift toward lower revenue per car exterior cleaning services.

UWC Members

Members of our monthly subscription service are known as Unlimited Wash Club members, or UWC Members. We view the number of UWC Members and the growth in the number of UWC Members on a net basis from period to period as key indicators of our revenue growth. The number of members has grown over time as we acquired new customers and retained previously acquired customers. There were approximately 1.0 million and 1.2 million UWC Members as of December 31, 2019 and December 31, 2020, respectively. There were approximately 1.4 million UWC Members as of March 31, 2021. Our UWC program grew by approximately 247,000 UWC Members, or approximately 25.0%, from 2019 to 2020. Our UWC program grew by approximately 158,000 UWC Members, or approximately 13%, from December 31, 2020 through March 31, 2021.

UWC Sales as a Percentage of Total Wash Sales

UWC sales as a percentage of total wash sales represents the penetration of our subscription membership program as a percentage of our overall wash sales. Total wash sales are defined as the net revenue generated from express exterior and interior cleaning services for both UWC Members and retail customers. UWC sales as a percentage of total wash sales is calculated as net revenue generated from UWC Members as a percentage of total wash sales. We have consistently grown this measure over time as we educate customers as to the value of our subscription offering. UWC sales were 53% and 62% of our total wash sales in 2019 and 2020, respectively, and 62% of our total wash sales for the three months ended March 31, 2021.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA is a non-GAAP measure of our financial performance and should not be considered as an alternative to net income as a measure of financial performance or any other performance measure derived in accordance with GAAP and should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Adjusted EBITDA is defined as net income before interest expense net, income tax expense (benefit), depreciation and amortization, (gain) loss on sale of assets, gain on sale of quick lube facilities, dividend recapitalization fees and payments, loss on early debt extinguishment, stock-based compensation expense, acquisition expenses, management fees, non-cash rent expense and other non-recurring charges. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by net revenue for a given period.

Our Adjusted EBITDA was approximately $163 million and $161 million in 2019 and 2020 and approximately $40 million and $62 million in the three months ended March 31, 2020 and 2021, respectively. Our Adjusted EBITDA margin was 25.9% and 28.0% in 2019 and 2020 and 25.8% and 35.0% in the three months ended March 31, 2020 and 2021, respectively. The Adjusted EBITDA and Adjusted EBITDA margin results in 2020 are attributable to the impacts of COVID-19, the mix shift to exterior cleaning services, changes to our labor staffing model, other improvements in store operating costs and the divestiture of our quick lube facilities. The increases experienced in the three months ended March 31, 2021 compared to the prior year period are primarily attributable to our car wash locations remaining open and operating for the entirety of the three months ended March 31, 2021 and the increase in the number of UWC Members participating in our UWC program. For a reconciliation of Adjusted EBITDA to net income and of Adjusted EBITDA margin to net income margin, the most directly comparable GAAP measures, see “Selected Consolidated and Other Financial Data.”

Components of Our Results of Operations

Revenues, net

We recognize revenue in two main streams: (i) an Unlimited Wash Club program that entitles the customer to unlimited washes for a monthly subscription fee, cancellable at any time and (ii) retail car wash and other services. In the UWC program, we enter into a contract with the customer that falls under the definition of a customer contract under ASC 606, Revenue from contracts with customers. Customers are automatically charged on a credit or debit card on the same date of the month that they originally signed up. Our performance obligations are to provide unlimited car wash services for a monthly fee. The UWC revenue is recognized ratably over the month in which it is earned and amounts unearned are recorded as deferred revenue on the consolidated balance sheets. All amounts recorded as deferred revenue at year end are recognized as revenue in the following year. Revenue from car wash and quick lube services is recognized at the point in time services are rendered and the customer pays with cash or credit. Revenues are net of sales tax, refunds and discounts applied as a reduction of revenue at the time of payment.

Store Operating Costs

Store operating costs consist of cost of labor and chemicals and other car wash store operating expenses.

Cost of Labor and Chemicals

Cost of labor and chemicals include labor costs associated with car wash employees, maintenance employees, warehouse employees, and chemicals and associated supplies. The related employee benefits for the aforementioned employees, such as taxes, insurance and workers compensation, are also included in the cost of labor and chemicals.

Other Store Operating Expenses

Other store operating expenses includes all other costs related to the operations of car wash and warehouse locations such as credit card fees, car damages, office and lobby supplies, information technology costs associated with the locations, telecommunications, advertising, non-healthcare related insurance, rent, repairs and maintenance related to held-for-use assets, utilities, property taxes, and depreciation on held-for-use assets at the car wash and warehouse locations.

General and Administrative

General and administrative expenses include salaries and related benefits of headquarter employees, information technology expenses, administrative office expenses, professional services and other related expenses, depreciation on held-for-use assets used at our headquarters, and amortization of our intangible assets.

Following the IPO, we expect to incur significant expenses on an ongoing basis that we did not incur as a private company. Those costs include additional director and officer liability insurance expenses, as well as third-party and internal resources related to accounting, auditing, Sarbanes-Oxley Act compliance, legal, and investor and public relations expenses. We expect such expenses to further increase after we are no longer an emerging growth company. These costs will generally be expensed under general and administrative in the consolidated statement of operations included elsewhere in this prospectus.

As a result of the completion of our IPO, we will recognize a non-cash, one-time charge to stock-based compensation expense of up to $300 million in connection with the vesting of stock options with performance-based vesting conditions. The expense will be allocated between Cost of Labor and Chemicals and General and Administrative Expense. These performance-based awards were granted as part of the 2014 Stock Option Plan following LGP’s acquisition of our company.

Loss (Gain) on Sale of Assets

Loss (gain) on sale of assets includes gains or losses on the sale-leaseback of our locations, sale of property and equipment, and the gain on our sale of the quick lube facilities in December 2020.

Interest Expense, net

Interest expense, net consists primarily of cash and non-cash interest on borrowings, partially offset by interest earned on our cash.

Loss on Extinguishment of Debt

Loss on extinguishment of debt includes net loss related to various changes in our existing term loans. Analysis is performed to determine the portion of the change that is a modification or extinguishment of creditor holdings.

Income Tax (Benefit) Provision

We recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized differently in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates.

We have adopted a more-likely-than-not threshold for financial statement recognition and measurement of an uncertain tax position taken or expected to be taken in a tax return. We recognize interest and penalties related to uncertain tax (benefit) positions in income tax provision and general and administrative, respectively, in our consolidated statement of operations and comprehensive income.

Results of Operations for the Three Months Ended March 31, 2020 and 2021 (Unaudited)

The unaudited results of operations data for the three months ended March 31, 2020 and 2021 have been derived from the unaudited condensed consolidated financial statements included elsewhere in this prospectus.

	Three Months Ended March 31,
	2020		2021
	Amount	% of Revenue	Amount	% of Revenue
	(dollars in thousands)
Revenues, net	$155,252	100%	$175,508	100%

Store operating costs:
Cost of labor and chemicals	57,570	37%	51,749	29%
Other store operating expenses	58,473	38%	61,083	35%
General and administrative	12,959	8%	14,961	9%
Loss on sale of assets	343	0%	790	0%

Total costs and expenses	129,345	83%	128,583	73%

Operating income	25,907	17%	46,925	27%

Other expense:
Interest expense, net	17,195	11%	13,959	8%
Loss on extinguishment of debt	1,918	1%	—	0%

Total other expense	19,113	12%	13,959	8%

Income before taxes	6,794	4%	32,966	19%
Income tax (benefit) provision	(2,066)	(1)%	8,382	5%

Net income	8,860	6%	24,584	14%

Revenues, net

	Three Months Ended March 31,
	2020	2021	$ Change	% Change
	(dollars in thousands)
Revenues, net	$155,252	$175,508	$20,256	13%

Revenues were $155.3 million for the three months ended March 31, 2020 compared to $175.5 million for the three months ended March 31, 2021, an increase of $20.3 million, or 13%. The increase in revenues was primarily attributable to an increase of $27.2 million in car wash revenue and offset by a $7.0 million decrease in oil change revenue as a result of our disposition of our quick lube facilities in December 2020. The increase in car wash revenue was largely attributable to volume increases, which is demonstrated by increases in comparable store sales growth from (2)% in the three months ended March 31, 2020 to 19% in the three months ended March 31, 2021, as well as the increase in UWC Members from approximately 1,033,000 to approximately 1,391,000. We estimate that the temporary suspension of our services beginning in March 2020 in response to the rapid onset of the COVID-19 pandemic produced a downward impact on revenue for the three months ended March 31, 2020 of approximately $20.5 million.

Store Operating Costs

Cost of Labor and Chemicals

	Three Months Ended March 31,
	2020	2021	$ Change	% Change
	(dollars in thousands)
Cost of labor and chemicals	$57,570	$51,749	$(5,821)	(10)%
Percentage of revenues, net	37%	29%

Cost of labor and chemicals was $57.6 million for the three months ended March 31, 2020 compared to $51.7 million for the three months ended March 31, 2021. The cost of labor and chemicals as a percentage of total revenue decreased from 37% for the three months ended March 31, 2020 to 29% for the three months ended March 31, 2021. The decrease of $5.8 million, or 10%, was primarily driven by a decrease in labor and benefits of $4.7 million due to optimizing the wash labor model and the sale of the quick lube locations partially offset by the increase in wash volume. The redesign of the wash labor model was initially implemented in 2020 in response to the COVID-19 pandemic, and is based on location-level demand metrics, such as wash volumes, wait times, and peak hour needs. Chemicals (oil) also decreased $1.1 million due to the sale of the quick lube locations, partially offset by chemical cost associated with the increase in wash volume.

Other Store Operating Expenses

	Three Months Ended March 31,
	2020	2021	$ Change	% Change
	(dollars in thousands)
Other store operating expenses	$58,473	$61,083	$2,610	4%
Percentage of revenues, net	38%	35%

Other store operating expenses were $58.5 million for the three months ended March 31, 2020 compared to $61.1 million for the three months ended March 31, 2021. The increase of $2.6 million, or 4%, was primarily attributed to an increase of $2.4 million in 2021 in expense due to increased volumes combined with an increase in occupancy cost of $1.5 million primarily related to the net addition of 19 new leases, offset by a $1.3 million decrease due to the disposition of the quick lube locations.

General and Administrative

	Three Months Ended March 31,
	2020	2021	$ Change	% Change
	(dollars in thousands)
General and administrative	$12,959	$14,961	$2,002	15%
Percentage of revenues, net	8%	9%

General and administrative expenses were $13.0 million for the three months ended March 31, 2020 compared to $15.0 million for the three months ended March 31, 2021. The increase of $2.0 million, or 15%, was primarily attributable to an increase in 2021 expenses due to the 2020 impacts of the pandemic related to the furlough of corporate employees, temporary reduction in pay, temporary closure of corporate offices and overall reduction in expenses.

Loss on Sale of Assets

	Three Months Ended March 31,
	2020	2021	$ Change	% Change
	(dollars in thousands)
Loss on sale of assets	$343	$790	$447	130%
Percentage of revenues, net	0%	0%

Loss on sale of assets was $0.3 million for the three months ended March 31, 2020 compared to $0.8 million for the three months ended March 31, 2021. The increase of $0.5 million, or 130%, resulted from increases in losses associated with our sale-leaseback transactions and disposals of held-for-use assets.

Other Expense

	Three Months Ended March 31,
	2020	2021	$ Change	% Change
		(dollars in thousands)
Other Expense Income	$(19,113)	$(13,959)	$5,154	27%
Percentage of revenues, net	12%	8%

Other expense was $19.1 million for the three months ended March 31, 2020 compared to $14.0 million for the three months ended March 31, 2021. The decrease of $5.1 million, or 27%, was driven by a $1.9 million loss on extinguishment of debt during the three months ended March 31, 2020 in connection with the February 2020 amendment to our First Lien Credit Agreement and a decrease of $3.2 million in interest expense, net associated with a decrease in interest rates on our First Lien Term Loan and Second Lien Term Loan, as well as a reduction in our outstanding borrowings under the Revolving Credit Facility.

Income Tax (Benefit) Provision

	Three Months Ended March 31,
	2020	2021	$ Change	% Change
	(dollars in thousands)
Income tax (benefit) provision	$(2,066)	$8,382	$10,448	(506)%
Percentage of revenues, net	(1)%	5%

Income tax (benefit) provision reflected a benefit of ($2.0) million for the three months ended March 31, 2020 compared to a provision of $8.4 million for the three months ended March 31, 2021. The increase of $10.4 million was driven by the increase in income before taxes and offset by tax benefits associated with the CARES Act.

Results of Operations for the Years Ended December 31, 2019 and 2020

The results of operations data for the years ended December 31, 2019 and 2020 have been derived from the audited consolidated financial statements included elsewhere in this prospectus.

	Year Ended December 31,
	2019		2020
	Amount	% of Revenue	Amount	% of Revenue
	(dollars in thousands)
Revenues, net	$629,528	100%	$574,941	100%

Store operating costs:
Cost of labor and chemicals	243,912	39%	193,971	34%
Other store operating expenses	224,402	36%	224,419	39%
General and administrative	84,806	13%	51,341	9%
Loss (gain) on sale of assets	1,345	0%	(37,888)	(7)%

Total costs and expenses	554,465	88%	431,843	75%

Operating income	75,063	12%	143,098	25%

Other (expense) income, net:
Interest expense, net	(67,610)	(11)%	(64,009)	(11)%
Loss on extinguishment of debt	(9,169)	(1)%	(1,918)	0%

Total other (expense) income, net	(76,779)	(12)%	(65,927)	(11)%

(Loss) income before taxes	(1,716)	0%	77,171	13%
Income tax (benefit) provision	(2,636)	0%	16,768	3%

Net income	$920	0%	$60,403	11%

Revenues, net

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Revenues, net	$629,528	$574,941	$(54,587)	(9)%

Revenues were $629.5 million for the year ended December 31, 2019, compared to $574.9 million for the year ended December 31, 2020, a decrease of $54.6 million, or 9%. The decline in revenues in 2020 was primarily attributable to actions taken in response to the COVID-19 pandemic, including our temporary suspension of operations at more than 300 car wash locations late in the first quarter of 2020 and the first half of the second quarter of 2020 as well as the temporary removal of all interior cleaning services through August 2020. Revenues were also impacted by the divestiture of our quick lube facilities. Our comparable store sales growth for the year ended December 31, 2019 was 10%, compared to (11)% for the year ended December 31, 2020. Excluding the period of temporary suspension of operations, our Express Exterior Locations averaged high single-digit positive comparable store sales growth for the year ended December 31, 2020, while our Interior Cleaning Locations declined largely due to a mix shift toward lower revenue per car exterior cleaning services.

Store Operating Costs

Cost of Labor and Chemicals

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Cost of labor and chemicals	$243,912	$193,971	$(49,941)	(20)%
Percentage of revenues, net	39%	34%

The cost of labor and chemicals was $243.9 million for the year ended December 31, 2019 compared to $194.0 million for the year ended December 31, 2020. The decrease of $49.9 million, or 20%, was mainly driven by the decrease in volume due to the COVID-19 pandemic. The cost of labor and chemicals as a percentage of total revenue decreased from 39% in 2019 to 34% in 2020. This decrease was due to the permanent redesign of our labor model and the shift from interior cleaning services to express exterior cleaning services.

During the COVID-19 pandemic, we redesigned our labor staffing model to be based on location-level demand metrics, such as wash volumes, wait times, and peak hour needs. This adaptability enabled us to recalibrate our headcount without compromising our high standards of operational excellence. Our car wash labor, payroll taxes, and benefits decreased $40.0 million from 2019 to 2020.

Other Store Operating Expenses

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Other store operating expenses	$224,402	$224,419	$17	0%
Percentage of revenues, net	36%	39%

Other store operating expenses were $224.4 million for the year ended December 31, 2019, compared to $224.4 million for the year ended December 31, 2020. The results were driven by a decrease in expenses due to the impacts of the pandemic of $5.1 million on variable operating expenses. This was partially offset by an increase in occupancy cost of $5.7 million with the addition of 20 net new locations.

General and Administrative

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(dollars in thousands)
General and administrative	$84,806	$51,341	$(33,465)	(39)%
Percentage of revenues, net	13%	9%

General and administrative expenses were $84.8 million for the year ended December 31, 2019 compared to $51.3 million for the year ended December 31, 2020. The decrease of $33.5 million, or 39%, was primarily driven by $29.3 million one-time payments made to option holders, including related fees and expenses, in connection with the dividend recapitalization transaction in May 2019.

Loss (Gain) on Sale of Assets

	Year Ended December 31,
	2019	2020	$ Change
	(dollars in thousands)
Loss (gain) on sale of assets	$1,345	$(37,888)	$(39,233)
Percentage of revenues, net	0%	(7)%

Loss (gain) on sale of assets reflected a loss of $1.3 million for the year ended December 31, 2019 compared to a gain of $37.9 million for the year ended December 31, 2020. The gain on sale of assets in 2020 was attributable to the sale of our quick lube facilities and upon adoption of ASC 842 in January 2020, gains from sale-leaseback transactions are recognized rather than deferred and amortized under previous lease guidance.

Other (Expense) Income, Net

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Other expense, net	$(76,779)	$(65,927)	$10,852	(14)%
Percentage of revenues, net	(12)%	(11)%

Other expense, net reflected an expense of $76.8 million for the year ended December 31, 2019 compared to an expense of $65.9 million for the year ended December 31, 2020. The decrease of $10.9 million, or 14%, was driven by a $9.2 million loss on debt extinguishment in the year ended December 31, 2019 because of the dividend recapitalization in 2019, compared to a $1.9 million loss on debt extinguishment for the year ended December 31, 2020.

Income Tax Provision (Benefit)

	Year Ended December 31,
	2019	2020	$ Change
	(dollars in thousands)
Income tax (benefit) provision	$(2,636)	$16,768	$19,404
Percentage of revenues, net	0%	3%

Income tax (benefit) provision reflected a benefit of $2.6 million for the year ended December 31, 2019 compared to a provision of $16.8 million for the year ended December 31, 2020. The increase of $19.4 million was driven by the increase in income before taxes and offset by benefits associated with the CARES Act.

Liquidity and Capital Resources

Funding Requirements

Our primary requirements for liquidity and capital are to fund our investments in our core business, pursue greenfield expansion and acquisitions and to service our indebtedness. Historically, these cash requirements have been met through funds raised by the sale of common equity, utilization of our Revolving Credit Facility, First Lien Term Loan, Second Lien Term Loan, sale-leaseback transactions and cash provided by operations. As of December 31, 2019 and December 31, 2020, we had cash and cash equivalents of $6.4 million and $114.6 million, respectively, and $60.5 million and $75.0 million, respectively, of available borrowing capacity under our Revolving Credit Facility. As of March 31, 2021, we had cash and cash equivalents of $135.3 million and $75.0 million of available borrowing capacity under our Revolving Credit Facility. On June 4, 2021, we entered into an amendment to our amended and restated first lien credit agreement to, among other things, increase the commitments under the Revolving Credit Facility from $75.0 million to $150.0 million. For a description of our Credit Facilities, please see the section of this prospectus titled “Description of Certain Indebtedness.” As of March 31, 2021, we were in compliance with the covenants under our Credit Facilities and we expect to comply with our covenants in the next 12 months from the issuance date of the financial statements.

We believe that our sources of liquidity and capital will be sufficient to finance our growth strategy and resulting operations, planned capital expenditures and the additional expenses we expect to incur as a public company for at least the next twelve months. However, we cannot assure you that cash provided by operating activities or cash and cash equivalents will be sufficient to meet our future needs. If we are unable to generate sufficient cash flows from operations in the future, we may have to obtain additional financing. If we obtain additional capital by issuing equity, the interests of our existing stockholders will be diluted. If we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. We cannot assure you that we could obtain additional financing on favorable terms or at all.

Cash Flows for the Three Months Ended March 31, 2020 and 2021 (Unaudited)

The following table shows summary cash flow information for the three months ended March 31, 2020 and

2021:

	Three Months Ended March 31,
	2020	2021
	(in thousands)
Net cash provided by operating activities	$17,721	$51,589
Net cash used in investing activities	(22,774)	(28,710)
Net cash provided by (used in) financing activities	103,702	(2,332)

Net increase in cash and cash equivalents, and restricted cash	$98,649	$20,547

Operating Activities. Net cash used in operating activities consists of net income adjusted for certain non-cash items, including stock-based compensation expense, property and equipment depreciation, gains on disposal of property and equipment, amortization of leased assets and deferred income taxes, as well as the effect of changes in other working capital amounts.

For the three months ended March 31, 2020, net cash provided by operating activities was $17.7 million and was comprised of net income of $8.9 million, increased by $29.5 million related to non-cash adjustments, comprised primarily of depreciation and amortization, non-cash lease expense, deferred taxes, and a loss on extinguishment of debt. Changes in working capital decreased cash provided by operating activities by $20.7 million, primarily due to decreases in the operating lease liability, prepaid expenses and other current assets, accrued expenses and deferred revenue, partially offset by increases in accounts receivable, net and accounts payable.

For the three months ended March 31, 2021, net cash provided by operating activities was $51.6 million and was comprised of net income of $24.6 million, increased by $28.9 million related to non-cash adjustments, comprised primarily of depreciation and amortization, non-cash lease expense, and deferred taxes. Changes in working capital decreased cash provided operating activities by $1.9 million, primarily due to decreases in the operating lease liability and accounts receivable, net partially offset by an increase in accounts payable, accrued expenses, and deferred revenue.

Investing Activities. Our net cash used in investing activities primarily consists of purchases and sale of property and equipment and acquisition of other companies.

For the three months ended March 31, 2020, net cash used in investing activities was $22.7 million and was primarily comprised of purchases of property and equipment to support our greenfield and other initiatives and the acquisition of car washes, partially offset by the sale of property and equipment including sale-leaseback transactions.

For the three months ended March 31, 2021, net cash used in investing activities was $28.7 million and was primarily comprised of purchases of property and equipment primarily to support our greenfield and other initiatives, partially offset by the sale of property and equipment including sale-leaseback transactions.

Financing Activities. Our net cash provided by financing activities primarily consists of proceeds and payments on our debt and Revolving Credit Facility.

For the three months ended March 31, 2020, net cash provided by financing activities was $103.7 million and was primarily comprised of proceeds from borrowings on our Revolving Credit Facility and debt, partially offset by repayments of our Revolving Credit Facility and debt.

For the three months ended March 31, 2021, net cash used in financing activities was $2.3 million and was primarily comprised of payments on our debt.

Cash Flows for the Years Ended December 31, 2019 and 2020

The following table shows summary cash flow information for the years ended December 31, 2019 and 2020:

	Year Ended December 31,
	2019	2020
	(in thousands)
Net cash provided by operating activities	$70,072	$101,846
Net cash used in investing activities	(113,821)	(13,353)
Net cash provided by financing activities	45,399	22,676

Net increase in cash and cash equivalents, and restricted cash	$1,650	$111,169

Operating Activities. Net cash used in operating activities consists of net income adjusted for certain non-cash items, including stock-based compensation expense, property and equipment depreciation, gains on disposal of property and equipment, amortization of leased assets and deferred income taxes, as well as the effect of changes in other working capital amounts.

For the year ended December 31, 2019, net cash provided by operating activities was $70.1 million and was comprised of net income of $0.9 million, increased by $56.5 million related to non-cash adjustments, comprised primarily of depreciation and amortization, loss on extinguishment of debt and deferred rent. Changes in working capital increased cash provided by operating activities by $12.6 million, primarily due to a decrease in accounts payable, a decrease in accrued expenses and an increase in prepaid expenses and other.

For the year ended December 31, 2020, net cash provided by operating activities was $101.8 million and was comprised of net income of $60.4 million, increased by $67.9 million related to non-cash adjustments, comprised primarily of depreciation and amortization and deferred taxes, offset by gains on the disposal of property and equipment. The gains on sale of property and equipment consists mainly of the sale of the quick lube facilities. Changes in working capital decreased cash used in operating activities by $26.4 million, primarily due to a decrease in the operating lease liability, deferred revenue and account payable partially offset by the increase in accrued expenses.

Investing Activities. Our net cash used in investing activities primarily consists of purchases and sale of property and equipment and acquisition of other companies.

For the year ended December 31, 2019, net cash used in investing activities was $113.8 million and was primarily comprised of investment in property and equipment primarily to support our greenfield and other initiatives, and the acquisition of car washes, partially offset by the sale of property and equipment including sale-leaseback transactions.

For the year ended December 31, 2020, net cash used in investing activities was $13.4 million and was primarily comprised of investment in property and equipment primarily to support our greenfield and other initiatives, and the acquisition of car washes, partially offset by the sale of property and equipment including sale-leaseback transactions and the sale of our quick lube facilities.

For 2021, we expect to invest approximately $140 million in capital expenditures, with the majority of expenditures relating to the development and opening of between 16 and 18 total greenfield locations. We also routinely enter into sale-leaseback agreements for our greenfield locations and expect to realize approximately $50 million to $60 million in proceeds through these transactions during fiscal year 2021.

Financing Activities. Our net cash provided by financing activities primarily consists of proceeds and payments on our long-term debt and Revolving Credit Facility.

For the year ended December 31, 2019, net cash provided by financing activities was $45.4 million and was primarily comprised of proceeds from our long-term debt, partially offset by payments of long-term debt, dividends and our revolver.

For the year ended December 31, 2020, net cash provided by financing activities was $22.7 million and was primarily comprised of proceeds from our long-term debt and revolver, partially offset by payments on our revolver.

Contractual Obligations and Commitments

The following table sets forth our contractual obligations as of December 31, 2020:

	Payments Due by Period
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years
	(in thousands)
Long-term debt obligations	$1,070,273	$8,400	$25,200	$16,800	$1,019,873
Finance leases	32,447	1,659	5,139	3,417	22,232
Operating lease commitments	1,129,459	77,533	230,972	106,954	714,000

Total(1)	$2,232,179	$87,592	$261,311	$127,171	$1,756,105

(1)	There have been no material changes to our contractual obligations as of March 31, 2021.

Seasonality

Our business model is generally not seasonal in nature. As we have expanded our national footprint to 21 states, the geographic diversity of our locations ensures that we are not subject to the weather patterns of one specific region. The success of the UWC program has further mitigated our seasonality, as members pay on a monthly basis, irrespective of the weather and their usage frequency. As our UWC sales have grown to comprise more than approximately 62% of our total wash sales in fiscal year 2020 and the three months ended March 31, 2021, our financial performance has become more predictable.

Off-Balance Sheet Arrangements

We did not have off-balance sheet arrangements during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Unaudited Quarterly Results

The following table sets forth certain financial and operating information for each of our fiscal quarters since the second quarter of 2019. We have prepared the following unaudited quarterly financial information on the same basis as our audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in our opinion are necessary to fairly state the financial information set forth in those statements. This information should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Three Months Ended
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	(dollars in thousands)
Revenues, net	$158,093	$162,373	$158,258	$155,252	$101,856	$155,796	$162,037	$175,508
Operating income	3,316	27,688	15,856	25,907	4,244	43,203	69,744	46,925
Net (loss) income	(14,771)	7,093	(1,325)	8,860	(8,754)	19,884	40,413	24,584
Net (loss) income margin	(9)%	4%	(1)%	6%	(9)%	13%	25%	14%
Location Count (end of period)	306	309	322	327	327	338	342	344
Comparable Store Sales Growth %	7%	12%	11%	(2)%	(37)%	(6)%	3%	19%
UWC Members (in thousands)	922	956	986	1,033	1,106	1,189	1,233	1,391
UWC sales as a percentage of total wash sales	51%	54%	56%	57%	62%	62%	66%	62%
Adjusted EBITDA	$42,637	$43,995	$35,348	$40,070	$28,154	$43,340	$49,520	$61,472
Adjusted EBITDA Margin	27%	27%	22%	26%	28%	28%	31%	35%
Reconciliation of net income (loss) to Adjusted EBITDA:
Net (loss) income	$(14,771)	$7,093	$(1,325)	$8,860	$(8,754)	$19,884	$40,413	$24,584
Interest expense, net	18,072	19,099	16,325	17,195	16,229	15,874	14,711	13,959
Income tax expense (benefit)	(9,154)	1,496	856	(2,066)	(3,231)	7,445	14,620	8,382
Depreciation and amortization	9,524	10,416	11,057	10,957	11,140	11,372	11,819	11,650
Loss (gain) on sale of assets (a)	1,112	1,175	(872)	343	167	(4,283)	(4,343)	790
Gain on sale of quick lube facilities (b)	—	—	—	—	—	—	(29,773)	—
Dividend recapitalization fees and payments (c)	24,521	174	4,310	772	—	2	(124)	—
Loss on early debt extinguishment (d)	9,169	—	—	1,918	—	—	—	—
Stock-based compensation expense (e)	415	1,130	436	387	398	403	306	310
Acquisition expenses (f)	660	872	1,727	664	350	551	597	454
Management fees (g)	250	250	250	250	—	—	—	250
Non-cash rent expense (h)	1,114	1,013	1,222	317	11,151	(8,276)	503	378
Nonrecurring expenses (i)	1,725	1,277	1,362	473	704	368	791	715

Adjusted EBITDA	$42,637	$43,995	$35,348	$40,070	$28,154	$43,340	$49,520	$61,472

(a)	Consists of gain or (loss) on disposition of assets associated with store closures or the sale of property and equipment.
(b)	Consists of the gain on sale of the 27 quick lube facilities in December 2020.
(c)

Represents payments to holders of our stock options made pursuant to anti-dilution provisions in connection with dividends paid to holders of our common stock and legal fees related to dividend recapitalizations.

(d)	Represents expensing of previously unamortized deferred financing fees at time of debt amendments.
(e)	Represents non-cash charges related to stock-based compensation.
(f)	Represents professional fees and expenses associated with strategic acquisitions.

(g)	Represents management fees paid to LGP in accordance with our management services agreement, which terminated upon the consummation of the IPO.
(h)	Represents the difference between cash paid for rent and GAAP rent expense (per ASC 840 for 2019 and per ASC 842 in 2020).
(i)

Consists of other non-recurring or discrete items as determined by management not to be reflective of our core operating performance, such as transaction costs; personnel-related costs such as severance costs; legal settlements and legal fees related to contract terminations; and non-recurring strategic project costs.

Critical Accounting Policies and Estimates

We believe that the following accounting policies involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations. See Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements and unaudited condensed consolidated financial statements included elsewhere in this prospectus for a description of our other significant accounting policies. The preparation of our consolidated financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures of contingent assets and liabilities. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.

Our critical accounting policies are those that materially affect our consolidated financial statements and unaudited condensed consolidated financial statements including those that involve difficult, subjective or complex judgments by management. A thorough understanding of these critical accounting policies is essential when reviewing our consolidated financial statements and unaudited condensed consolidated financial statements. We believe that the critical accounting policies listed below are those that are most important to the portrayal of our results of operations or involve the most difficult management decisions related to the use of significant estimates and assumptions as described above.

Revenue Recognition

We use a five-step model to recognize revenue from customer contracts. The five-step model requires that we (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation.

We have two primary sources of revenue. First, we offer the UWC to our customers. The UWC entitles a UWC Member to unlimited washes for a monthly fee, cancellable at any time. We enter into a contract with the customer that falls under the definition of a customer contract under ASC 606. UWC Members are automatically charged on a credit or debit card on the same day of the month that they originally signed up. The UWC revenue is recognized ratably over the month in which it is earned and amounts unearned are recorded as deferred revenue on the consolidated balance sheets. All amounts recorded as deferred revenue at month end are recognized as revenue in the following month. Second, revenue from car wash and, prior to 2021, quick lube services is recognized at the point in time services are rendered and the customer pays with cash or credit. Discounts are applied as a reduction of revenue at the time of payment.

We also promote and sell a limited number of prepaid products, which includes car washes, discounted car wash packages and gift cards. We record the sale of these items as deferred revenue which is reduced for estimated breakage. Revenue is recognized based on the terms of the packages and when the prepaid packages or gift cards are redeemed by the customer.

Leases

We determine if a contract contains a lease at inception. Our material operating leases consist of car wash locations, warehouses and office space. GAAP requires that our leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date, and the lease term used in the evaluation includes the non-cancellable period for which we have the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option would result in an economic penalty. Nearly all of our car wash locations and office space leases are classified as operating leases.

We disburse cash for leasehold improvements, furniture and fixtures and equipment to build out and equip our leased premises. Tenant improvement allowance incentives may be available to partially offset the cost of developing and opening the related car washes, pursuant to agreed-upon terms in the respective lease agreements. Tenant improvement allowances can take the form of cash payments upon the opening of the related car washes, full or partial credits against rents otherwise payable by us, or a combination thereof. All tenant improvement allowances received are recorded as a contra operating lease asset and amortized over the term of the lease.

The lease term used for straight-line rent expense is calculated from the commencement date (the date we take possession of the premises) through the lease termination date (including any options where exercise is reasonably certain and failure to exercise such option would result in an economic penalty). The initial lease term of the Company’s operating leases ranges from 6 to 50 years. We record rent expense on a straight-line basis beginning on the lease commencement date.

Maintenance, insurance and property tax expenses are generally accounted for on an accrual basis as variable lease costs. We recognize variable lease cost for operating leases in the period when changes in facts and circumstances on which the variable lease payments are based occur. All operating lease rent expense is included in equipment and facilities or general and administrative expense on the consolidated statements of operations and comprehensive income.

We record a lease liability for its operating leases equal to the present value of future payments discounted at the estimated fully collateralized incremental borrowing rate (discount rate) corresponding with the lease term as the rate implicit in our leases is not readily determinable. Our operating lease liability calculation is the total rent payable during the lease term, including rent escalations in which the amount of future rent is certain or fixed on the straight-line basis over the term of the lease (including any rent holiday period beginning upon our possession of the premises, and any fixed payments stated in the lease). A corresponding operating lease asset is also recorded equaling the initial amount of the operating lease liability, plus any lease payments made to the lessor before or at the lease commencement date and any initial direct costs incurred, less any lease incentives received. The difference between the minimum rents paid and the straight-line rent is reflected within the associated operating lease asset.

For certain build-to-suit lease arrangements, we are responsible for the construction of a lessor owned facility using our designs. As construction occurs, we will recognize a construction receivable on its consolidated balance sheets due from the lessor. To the extent costs exceed the amount to be reimbursed by the lessor, we consider such costs prepaid rent, which are added to the associated right-of-use asset once the leases commences.

Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. Additionally, we do not enter into lease transactions with related parties.

We make judgments regarding the reasonably certain lease term for each car wash property lease, which can impact the classification and accounting for a lease as finance or operating and/or escalations in payments that are taken into consideration when calculating straight-line rent, and the term over which leasehold improvements for each car wash are amortized. These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different assumed lease terms were used.

In April 2020, the FASB issued a Staff Question-and-Answer to clarify whether lease concessions related to the effects of COVID-19 require the application of the lease modification guidance under the new lease standard, which we adopted on January 1, 2020. We have elected to apply the temporary practical expedient and not treat changes to certain leases due to the effects of COVID-19 as modifications for leases where the total payments were substantially the same as the existing leases.

Intangible Assets

Long-lived assets, such as property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined using various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment losses associated with our long-lived assets were recognized during the years ended December 31, 2019 and December 31, 2020 or the three months ended March 31, 2021.

Goodwill

Goodwill represents the excess of cost over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is tested for impairment at the reporting unit level annually on October 31 or more frequently if events or changes in circumstances indicate that the asset may be impaired. We first assess qualitative factors to determine whether events or circumstances existed that would lead us to conclude it is more likely than not that the fair value of the reporting unit is below its carrying amount. If we determine that it is more likely than not that the fair value of the reporting unit is below the carrying amount, a quantitative goodwill assessment is required. In the quantitative evaluation, the fair value of the reporting unit is determined and compared to the carrying value. If the fair value is greater than the carrying value, then the carrying value is deemed to be recoverable and no further action is required. If the fair value estimate is less than the carrying value, goodwill is considered impaired for the amount by which the carrying amount exceeds the reporting unit’s fair value and a charge is reported as impairment of goodwill in our consolidated statement of operations. No impairment losses associated with our goodwill were recognized during the years ended December 31, 2019 and December 31, 2020.

Income Taxes

We account for income taxes in accordance with ASC Topic 740, Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. We classify all deferred income tax assets and liabilities as noncurrent on our balance sheet. The effect of a change in tax rates on deferred tax assets and liabilities is recognized within the provision for (benefit from) income taxes on the consolidated statement of operations and comprehensive loss in the period that includes the enactment date.

We reduce deferred tax assets, if necessary, by a valuation allowance if it is more likely than not that we will not realize some or all of the deferred tax assets. In making such a determination, we consider all available positive and negative evidence, including taxable income in prior carryback years (if carryback is permitted under the relevant tax law), the timing of the reversal of existing taxable temporary differences, tax planning strategies and projected future taxable income. Refer to Note 7 “Income Taxes” in our consolidated financial statements and unaudited condensed consolidated financial statements for additional information on the composition of these valuation allowances and for information on the impact of U.S. tax reform legislation. We recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position.

We recognize interest and penalties related to uncertain tax positions within the provision for (benefit from) income taxes on our consolidated statement of operations and comprehensive loss.

Stock-Based Compensation

Stock-based compensation represents the cost related to stock-based awards granted to employees. We measure stock-based compensation cost at grant date, based upon the estimated fair value of the award, and recognize cost as expense using the tranche over the employee requisite service period. We estimate the fair value of stock options using Black-Scholes and Monte Carlo option models. Upon termination unvested time and performance-based options are forfeited. We have made a policy election to estimate the number of stock-based compensation awards that are expected to vest to determine the amount of compensation expense recognized in earnings. Forfeiture estimates are revised if subsequent information indicates that the actual number of forfeitures is likely to differ from previous estimates.

We record deferred tax assets for awards that result in deductions in our income tax returns, based upon the amount of compensation cost recognized and our statutory tax rate. The tax effect of differences between the compensation cost of an award recognized for financial reporting purposes and the deduction for an award for tax purposes is recognized as an income tax expense or benefit in the consolidated statements of operations and comprehensive income in the period in which the tax deduction arises.

Recent Accounting Pronouncements

See the sections titled “Summary of Significant Accounting Policies—Recent Accounting Pronouncements” and “—Recently issued accounting pronouncements not yet adopted” in Note 2 to our audited consolidated financial statements and unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional details.

Quantitative and Qualitative Disclosures of Market Risk

We are exposed to market risk from changes in interest rates and inflation. All these market risks arise in the normal course of business, as we do not engage in speculative trading activities. The following analysis provides quantitative information regarding these risks.

Interest Rate Risk

Our First Lien Term Loan bears interest at variable rates, which exposes us to market risks relating to changes in interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. As of December 31, 2020, we had $827.6 million of variable rate debt outstanding under our First Lien Term Loan. As of March 31, 2021, we had $825.5 million of variable-rate debt outstanding under our First Lien Term Loan. Based on the balance outstanding under our First Lien Term Loan as of March 31, 2021, an increase or decrease of 10% in the effective interest rate on the First Lien Term Loan would cause an increase or decrease in interest expense of approximately $2.8 million over the next 12 months.

In May 2020, we entered into an interest rate swap to mitigate variability in forecasted interest payments on an amortizing notional of $550.0 million of our variable-rate First Lien Term Loan. We designated the interest rate swap as a pay-fixed, receive-floating interest rate swap instrument and are accounting for this derivative as a cash flow hedge.

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our historical results of operations and financial condition have been immaterial. We cannot assure you, however, that our results of operations and financial condition will not be materially impacted by inflation in the future.

BUSINESS

Who We Are

Mister Car Wash is the largest national car wash brand offering express exterior and interior cleaning services to customers across 344 car wash locations in 21 states, as of March 31, 2021. Founded in 1996, we employ an efficient, repeatable and scalable process, which we call the “Mister Experience,” to deliver a clean, dry and shiny car every time. The core pillars of the “Mister Experience” are providing the highest quality car wash and ensuring the experience is quick and convenient. We offer a monthly subscription program, which we call Unlimited Wash Club (“UWC”), as a flexible, quick and convenient option for customers to keep their cars clean. As of March 31, 2021, we had 1.4 million UWC Members, and, in 2020 and the first quarter of 2021, UWC sales represented 62% and 62% of our total wash sales and 68% and 70% of our total wash volume, respectively. Our scale and 25 years of innovation allow us to drive operating efficiencies and invest in training, infrastructure and technology that improve speed of service, quality and sustainability and realize strong financial performance.

Our purpose is simple: deliver a memorable “Mister Experience” at a consistently high level, each and every time across all of our locations. This starts with our people. We attract and retain a strong pool of talent by investing in their training and development through our MisterLearn training platform and promoting them from entry-level positions to leadership roles. As a result, our team members are highly engaged and deliver memorable experiences to our customers. We have proven our people-first approach is scalable and this has enabled us to develop a world class team, comprised of both internally developed talent and external hires from top service organizations. We believe our purpose-driven culture is critical to our success.

UWC is our all-you-can-wash subscription program for a flat monthly fee. We employ a “member-centric” business model that is focused on providing easy, convenient and fast car washes. Over the last several years we have added dedicated member-only lanes and adopted radio-frequency identification (“RFID”) technology for our UWC Members to enable quick, contactless and convenient trips. In 2020, the average UWC Member washed their car over 30 times, which we believe is significantly more than the average car wash user. Increased UWC membership provides us consistent, visible and recurring revenue while improving customer loyalty. We have grown the UWC program from representing 30% of our total wash sales in 2015 to 62% of our total wash sales in the first quarter of 2021, and despite the COVID-19 pandemic, we grew UWC membership by approximately 247,000 members in 2020.

We have washed over 345 million cars during the last 20 years, and we are committed to being excellent environmental stewards for the communities we serve. We use proprietary cleaning products in our car wash process. Our wash process is also more efficient than a do-it-yourself (“DIY”) home wash, which we estimate uses more than three times the amount of water per wash on average, in part because we recycle an average of 33% of the water used during our wash process.

We are the largest national car wash brand based on number of locations, having grown from 65 locations in 2010 to 344 locations as of March 31, 2021. We operate two location formats: (i) Express Exterior Locations, which offer express exterior cleaning services, and (ii) Interior Cleaning Locations, which offer both express exterior and interior cleaning services. Our Express Exterior Locations comprise 263 of our current locations and represent all of our historical and projected greenfield growth. We have 81 Interior Cleaning Locations that serve as a fertile training ground for Mister operations and generate strong cash flows. In 2018, we launched our greenfield development strategy to expand the number of our Express Exterior Locations, opening our first location in Urbandale, Iowa. As of March 31, 2021, we have opened a total of 22 greenfield locations and have invested meaningfully in our greenfield development team, systems and capabilities. Our greenfield performance has been consistently strong over time. To date, we have been able to generate enough income from our existing greenfield locations to pay back our initial net capital investments in these locations within approximately three years of their operations. In 2021, we expect to open 16 to 18 total greenfield locations in existing markets nationwide and have a strong development pipeline for future locations.

We believe Mister Car Wash offers an affordable, feel-good experience, enjoyed by all who value a clean, dry and shiny car. Our car wash experience has broad demographic appeal and the price of our typical base exterior car wash is approximately $8. As we continue to grow and serve the approximately 273 million registered vehicles in the United States, as of the end of 2020, we are dedicated to putting our team members first and delivering a consistent, convenient and high quality car wash experience at scale.

The Mister Track Record of Consistent Growth

We have historically delivered consistent long-term growth across geographies and vintage cohorts. From 2017 through 2019, all regions and vintage cohorts delivered positive comparable store sales growth. Prior to 2020, we achieved 39 consecutive quarters of positive comparable store sales growth, averaging 9% annually from 2010 to 2019. In 2020, as discussed below, our financial results were impacted by the COVID-19 pandemic and our response. In the first quarter of 2021 ended March 31, 2021, we delivered comparable store sales growth of 18.6%.

Long-Term Track Record of

Comparable Store Sales Growth

(2010 - Q1’21)

Since 2010, we have grown the business significantly and:

•	increased our total location count from 65 in 2010 to 342 in 2020 and to 344 as of March 31, 2021, a CAGR of 18% from 2010 to March 31, 2021;

•	increased UWC Members from 36,350 in 2010 to 1.2 million in 2020 and to 1.4 million as of March 31, 2021, a CAGR of 43% from 2010 to March 31, 2021;

•	grew UWC sales as a percentage of total wash sales from 15% in 2010 and to 62% in 2020 to 62% for March 31, 2021;

•

increased net revenue from $124 million in 2010 to $575 million in 2020 and to $595 million as of for the last twelve months ended March 31, 2021 (“LTM March 31, 2021”), a CAGR of 17% from 2010 to LTM March 31, 2021;

•	net income increased from $4 million in 2010 to $60 million in 2020 and to $76 million for LTM March 31, 2021, a CAGR of 34% from 2010 to LTM March 31, 2021;

•	grew net income margin from 3.0% in 2010 to 10.5% in 2020 and to 12.8% in LTM ended March 31, 2021;

•	increased Adjusted EBITDA from $17 million in 2010 to $161 million in 2020 and to $182 million for March 31, 2021, a CAGR of 26% from 2010 to LTM March 31, 2021; and

•	expanded Adjusted EBITDA margin from 13.9% in 2010 to 28.0% in 2020 and to 30.7% for LTM March 31, 2021, an increase of 1,680 basis points from 2010 to LTM March 31, 2021.

2010 – LTM 3/31/2021 Performance(1)

(1)	CAGR represents growth from 2010 – 3/31/21 or 2010 – LTM 3/31/21, as applicable

Please see “Selected Consolidated Financial and Other Data” for a reconciliation of Adjusted EBITDA to net income, the most comparable GAAP measure.

Resiliency in 2020

At the onset of the COVID-19 pandemic in March and April 2020, to ensure the safety of our team members and customers and in compliance with local regulations, we temporarily suspended operations at more than 300 of our locations and paused UWC membership billing. During this period, we upgraded our safety protocols and modified our operating model by temporarily removing all interior cleaning services from Interior Cleaning Locations. We also proactively augmented our liquidity by drawing on our Revolving Credit Facility, requesting rent deferrals, suspending all acquisition activity, and pausing all greenfield initiatives. Although these choices impacted our financial results, we believe that prioritizing our team member and customer safety engendered goodwill and loyalty among our team members and our customers, allowing Mister to develop into an even stronger business.

By the end of May 2020, all of our locations were safely reopened and offering express exterior cleaning services and we had surpassed all-time highs in UWC membership. As performance improved throughout the year, we also paid back 100% of our deferred rent and successfully resumed both greenfield initiatives and acquisition activity. By the fourth quarter of 2020, our business had rebounded significantly and we grew our net income from $(1.4) million to $38.7 million year-over-year and our Adjusted EBITDA at 38% year-over-year. Our business has continued to accelerate into the first quarter of 2021, as comparable store sales increased 19%, net income grew from $8.9 million to $24.6 million year-over-year and Adjusted EBITDA grew from $40.1 million to $61.5 million year-over-year, representing 53% growth. Please see “Selected Consolidated Financial and Other Data” for a reconciliation of Adjusted EBITDA to net income, the most comparable GAAP measure.

Introducing the Car Wash Industry

Large and Recession-Resilient Car Wash Industry

Mister Car Wash operates within the large, recession-resilient $11 billion U.S. car wash industry. We operate in the automated segment of the car wash industry, which accounts for approximately 70% of the total car wash market. Automated car washing is less labor intensive relative to other forms of car washing and allows car wash operators to realize better throughput and operating margins per location.

Benefiting from Secular Trends

Every year, cars in North America are washed two billion times. The car wash industry enjoys strong market fundamentals and benefits from positive secular trends. First, the car wash industry is benefiting from a continued shift in demand away from DIY services towards the time-efficient convenience of do-it-for-me car washes, as consumers place more importance on speed, quality and convenience. Second, the number of registered vehicles in the United States continues to grow and has increased from approximately 250 million vehicles in 2010 to approximately 273 million as of 2020. Third, we believe consumers increasingly understand and appreciate the environmental benefits of automated car washes relative to hand washing through water recycling and safe chemical disposal.

Consumer Preferences Shifting from DIY to DIFM Car Washes

Percentage of consumers who chose a DIFM (or DIY) car wash most often

Source: International Car Wash Association

Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Impact of COVID-19” for a discussion on the impact COVID-19 had on our business in 2020, which we believe is representative of the U.S. car wash industry as a whole.

Highly Fragmented Market, Characterized by Many Independent Operators

The car wash industry is highly fragmented with the vast majority of the market comprised of independent operators that operate one or two locations. As the largest player in the industry, Mister Car Wash is able to make investments in training, technology and innovation that independent operators typically lack the resources to undertake. However, our 344 locations as of March 31, 2021, represented less than 5% of the market by location count, and the top ten operators combined comprised less than 10% market share, underscoring the opportunity for us to continue to expand our footprint in a highly attractive and growing category.

U.S. Car Wash Market: Highly Fragmented Industry

Source: 2019 Industry Report of Professional Carwashing & Detailing

Our Competitive Strengths

Largest National Car Wash Brand with Significant Scale Advantages

We are the largest national car wash brand and have developed extensive resources and capabilities over our 25 year history. Our scale, consistency of operations at every location and culture of continuous improvement have allowed us to develop an efficient and high quality customer experience with every wash.

We believe our key differentiators include:

•

Unified National Brand. We lead with a unified national brand and customer experience. We rebrand all acquisitions to “Mister” and undertake capital investment at each to deliver a consistent, high-quality experience. Recently, we completed a company-wide exterior and interior remodeling program to align branding across our footprint. We believe our unified national brand builds customer loyalty and is a catalyst for continued new customer acquisition and UWC membership growth. No matter which location they choose, our customers receive a consistent “Mister Experience.”

•

Robust Training & Development Programs and Talent Pipeline. We have developed and scaled a strong talent pipeline beginning with our robust, proprietary training and development programs, such as MisterLearn and our 360 Service Model. As of March 31, 2021, our general managers had an average tenure of six years with the Company and 93% were promoted from within the organization. Over the last three years, we have also reduced team member turnover in the first 30 days of employment by approximately 50%. We believe our robust training and development process results in team members who are equipped to maintain the highest levels of operational excellence and consistently deliver the “Mister Experience” to our customers.

•

Dedicated Regional Support Infrastructure. Our significant regional support infrastructure includes over 50 regional managers, over 60 regional training and development specialists and over 150 facility maintenance staff as of March 31, 2021. Our regional managers support six general managers on average, allowing them to focus on coaching, mentorship and delivering consistently high standards. We employ approximately one maintenance staff for every two locations, which has allowed us to achieve significant uptime. We believe the strength and depth of our regional support infrastructure supports our ability to efficiently and successfully integrate acquisitions and to open greenfield locations in existing and new markets.

•

Sophisticated Technology and Proprietary Products. We employ sophisticated technology, proprietary chemical control systems, automatic scanning RFID tags for UWC Members, as well as proprietary cleaning and drying products, including our Unity Chemistry, Dynamic Dry and patented HotShine wax system. We believe our products and technology result in a superior clean relative to our competitors, driving customer satisfaction.

•

Strategic Market Density “Network Effect.” We generally have multiple locations in a specific market and take advantage of our local market density to generate a strong “network effect.” We believe our network offers incremental value to UWC Members by allowing them to utilize multiple locations at their convenience. It also enables us to better leverage marketing spend, build a local talent pipeline and optimize regional support infrastructure.

The Mister Experience: Delivering Consistent, Operational Excellence at Scale

The “Mister Experience” is anchored in quality, speed and a commitment to creating a memorable customer experience. The formula is simple: make people feel good by delivering a clean, dry and shiny car every time. We believe we consistently deliver:

•

A High-Quality Wash. We aim to deliver to customers the cleanest, driest and shiniest wash possible. We employ a team of in-house research & development specialists to assist our location-level team members in calibrating a balanced wash process that factors in conveyor length, line speed, water quality, mechanical equipment, ambient temperature and soil conditions. Each of our cleaning products is specifically formulated for each site’s unique soil and water characteristics to “perfect the clean.” Our commitment to quality extends outside the tunnel as well, as our team members are trained to always maintain curb appeal and site cleanliness.

•

Speed and Convenience. We employ a labor optimization model that allows us to drive maximum volume through our locations, particularly during peak hours. We have increased throughput and capacity at our locations by growing our exterior, conveyor-based locations and by expanding drive-up lanes and dedicated UWC Member lanes. Additionally, we provide customers with convenient online and mobile app tools to manage their membership accounts or pre-purchase washes, respectively.

•

A Memorable Customer Experience. We complement quality and speed with excellent customer service from our highly knowledgeable staff members. Our team members are friendly, professional and strategically placed throughout each location to ensure each customer is greeted and guided throughout the wash process. Our focus on developing a world class team is emphasized by our rigorous in-store training programs, supplemented by dedicated regional training centers. Our 360 Service Model trains team members to excel at all non-managerial positions at a location. Our MisterLearn learning management platform includes over 150 computer-based training courses, which are paired with hands-on learning in the field to enable skill mastery.

Unlimited Wash Club Drives Recurring Revenue

UWC is the largest car wash membership program in North America, representing 62% and 62% of our total wash sales in 2020 and for the first quarter of 2021, respectively. UWC drives significant customer loyalty and generates predictable, consistent and recurring revenue that is resilient to macroeconomic forces and weather volatility. We employ a “member-centric” business model that is focused on providing easy, convenient and fast car washes. We also leverage key data insights from our 1.4 million UWC Members as of March 31, 2021 to enable efficient labor planning and process optimization.

UWC Sales as a Percentage of Total Wash Sales

We specifically train our team members to greet and educate customers about the benefits of our UWC offering. We introduced UWC Member-only lanes nationwide to drive speed and convenience for our members. We have also invested in technology to enhance our sign-up capabilities and optimize throughput. As a result of these initiatives, we have grown our UWC membership at a CAGR of 42% from 2010 to 2020. We view our UWC monthly subscription service as a distinct competitive advantage that helps build brand awareness and loyalty, resulting in resilient, consistent and predictable cash flow.

Attractive Unit Economics Support Greenfield Expansion Strategy

We believe our market leadership and operational excellence result in our attractive unit-level economics. Our Express Exterior Locations, which offer express exterior cleaning services, represented over 75% and 76% of our total units and generated average unit volumes of $1.6 million in 2020. Express Exterior locations opened or acquired prior to 2020 generated average unit volumes of approximately $1.6 million and average four-wall EBITDA margins of over 40% in 2020. Our Interior Cleaning Locations, which offer both exterior and interior cleaning services, generated average unit volumes of $2.6 million in 2019 before the COVID-19 pandemic severely impacted our Interior Cleaning Locations.

In 2018, we launched our greenfield development strategy to expand the number of our Express Exterior Locations, with the opening of our first location in Urbandale, Iowa. Since then, we have invested in a dedicated real estate team and developed a proven process for launching new greenfield locations. We have experienced strong success with our greenfield strategy driven by highly compelling unit economics. We target average unit volumes of approximately $1.2 million and four-wall EBITDA margins of 25% in the first year of operation, growing to $1.7 million and over 40% by year three, respectively. Our average capital expenditures, net of sale-leaseback financing, are approximately $1.8 million per location, resulting in approximately a three year pay-back. We believe that our greenfield strategy of focusing on expansion of Express Exterior Locations will drive improvements in our net income margins and Adjusted EBITDA margins as express exterior cleaning services are less labor intensive compared to interior cleaning services.

Leadership Team Inspiring People to Shine

We are rewriting the rules of the car wash industry by putting our team members first, investing in their development and helping them turn jobs into careers. During 2020, we underscored our commitment to our team members by raising average wages for non-managerial hourly workers by 5% and continued that commitment in the first quarter of 2021 with an average wage increase of 6%, to an average of $14.34 per hour, while reducing turnover. We offer attractive benefits, including paid parental leave, 401(k) program with company match, progressive and affordable health benefits, paid time-off and tuition reimbursement. We also established the Mister Cares Foundation in April 2020, a 501(c)(3) non-profit organization, with the mission of providing financial assistance to members of our team that face unforeseen hardship. Since formation, the Mister Cares Foundation has granted over $175,000 in aggregate to over 200 individuals.

We operate geographically diverse regional hubs with additional leadership in operations, human resources, safety, information technology and maintenance to assist our local location teams. Our extensive regional support infrastructure enables location team members to focus exclusively on providing excellent customer service. As of March 31, 2021, this included over 150 facilities maintenance staff, approximately one maintenance staff for every two locations, over 50 regional managers, approximately 60 regional training and development specialists that provide local training and human resources support and three regional safety managers. We believe the strength and depth of our regional support infrastructure enables our consistent operational excellence and provides the foundation for our greenfield expansion strategy.

Our strategic vision and culture are shaped by our senior leadership team. Our team has a shared passion for operational excellence, disrupting the status quo and being good stewards of capital for our shareholders. We pride ourselves on our diversity, with women representing approximately half of our senior management team as of March 31, 2021, and we believe we have among the most extensive depth and breadth of senior leadership in the industry across location development, training, operations and services, technology and marketing, respectively.

Our Growth Strategies

Acquire New Customers and Grow Comparable Store Sales

We have demonstrated an ability to drive attractive organic growth through consistent positive quarterly comparable store sales growth performance for nearly a decade, prior to the COVID-19 pandemic in 2020. While our comparable store sales decreased in 2020 due primarily to measures we took in the first two quarters of 2020 in response to the COVID-19 pandemic, including temporary suspension of operations at more than 300 of our locations between March 2020 and May 2020, our business rebounded significantly by the fourth quarter of 2020 and has continued that momentum into 2021. We believe that we are well-positioned to continue to acquire new customers, retain existing customers and drive positive comparable store sales growth by continuing to:

•

Focus on Operational Excellence. We continue to evolve and optimize our training programs, labor staffing models, mentorship programs, and throughput optimization strategies to drive efficiencies and speed of service. We expect to grow our average unit volumes and throughput, allowing us to serve more customers each day, and drive strong, continued comparable store sales growth.

•	Innovate with New Products and Technology. Mister Car Wash has a dedicated in-house research & development team that we believe provides a meaningful competitive advantage in our industry. This enables us to continually innovate our product formulations and service offerings to give customers what we believe to be the quickest, highest quality car wash in the industry, which keeps our customers coming back and helps attract new customers. We intend to continue investing in improving our member-centric experience through technology, including our digital ecosystem, mobile app and RFID capabilities. Additionally, we are focused on continuously innovating our proprietary cleaning products to deliver high quality, environmentally-friendly car washes.

•

Leverage Data Analytics Throughout The Organization. We collect customer data through our UWC membership program, mobile app and web tools and have only just begun to unlock the full value of utilizing this data across our business. We have made investments in an enterprise-wide, integrated point-of-sale (“POS”) system, mobile app and membership web portal to further unlock the value of data analytics and customer insights. Through our collected customer data, we believe there is a meaningful opportunity to drive targeted marketing, customer loyalty and new customer acquisition.

•

Benefit from Positive Industry Trends. We believe that the industry continues to benefit from significant trends that will drive ongoing growth, including a broad shift to DIFM services, increasing awareness of the relative environmental benefits of professional car washing in combination with municipal water usage restrictions on at-home washing, and an increasing trend toward private vehicle usage versus mass transit post COVID-19.

Grow Our UWC Members to Drive Predictable Earnings Growth and Higher Annual Customer Spend

We believe there is a significant opportunity to grow UWC penetration further. For example, certain of our more mature markets are approaching 75% of total wash sales through our monthly subscription service relative to the overall UWC penetration of 62% and 62% of total wash sales in 2020 and for the first quarter of 2021, respectively. We estimate that the average UWC Member spends more than four times the traditional car wash consumer, providing us an opportunity to significantly increase our sales as penetration increases. At both new greenfield and acquired locations, we have developed proven processes for growing UWC membership per location. Since 2016, we have realized an average UWC membership per location CAGR of 24%.

Growth in Average UWC Membership per Location

In addition to enhancing the value proposition to our existing UWC Members through our ongoing focus on operational excellence, we intend to employ the following processes to convert additional retail customers to UWC Members and grow our UWC membership:

•

Expand Our Sales Channels. We are focused on making it easier for our members to sign-up for and manage their UWC subscription membership, as we believe this will allow us to attract a broader membership base. In December 2020, we introduced our digital sign-up platform, which we believe will allow us to capture and convert new members.

•

Introduce New Membership Alternatives. We are currently piloting an expanded membership plan for members to add multiple vehicles to their subscription. We believe this offering has the potential to efficiently increase household penetration.

•

Educate Customers on Value Proposition: We believe that educating our customers as to the benefits of UWC membership is critical to retaining existing members and adding new members. This starts with specifically training our team members to educate existing and new members at our locations, as well as investing in technology to engage in targeted digital marketing communication with members.

•	Engage in B2B Partnerships. We are actively exploring partnerships with other businesses to offer trial UWC memberships, which we believe will give us access to additional member leads.

Build Upon Our Established Success in Opening Greenfield Locations

As of March 31, 2021, we have successfully opened 22 greenfield locations since 2018 with the expectation of driving the majority of our location growth through greenfield locations on a go-forward basis. We have developed a proven process for opening new greenfield locations, from site selection to post-opening local marketing initiatives, which has driven our strong greenfield performance consistently over time. In order to identify, evaluate and target the most attractive locations we employ a data-driven approach that utilizes a combination of predictive analytics produced by a multi-point, proprietary site selection matrix by trade area, with on-the-ground insights from our experienced operations team.

Based on an extensive internal analysis, we believe we have significant national whitespace compared to the 344 locations we operate as of March 31, 2021. In 2021, we expect to open 16 to 18 total greenfield locations in existing markets nationwide and have a strong development pipeline for future locations.

Pursue Opportunistic Acquisitions in Highly Fragmented Industry

We will continue to employ a disciplined approach to acquisitions, carefully selecting high quality locations that meet the specific criteria of a potential Mister Car Wash site. We have a proven track record of location growth through acquisitions, having successfully integrated over 100 acquisitions during our history.

Once a location is acquired, we make investments in both physical assets and human capital to upgrade and integrate the location into the Mister brand. Our post-acquisition integration process involves significant investments to improve each acquired site, including the installation of our proprietary Unity Chemistry System, process flow optimization and adding UWC Member lanes. We rebrand the look and feel of acquired locations, integrate POS systems and standardize operating procedures to create one unified brand experience for our customers at all our locations. We also elevate our team-member experience at acquired locations by offering rewarding benefits and compensation packages, labor training initiatives and growth opportunities. The combination of these investments in throughput, the customer experience and people have enabled us to drive material performance improvement and EBITDA growth within two years of acquisition.

Drive Scale Efficiencies and Robust Free Cash Flow Generation

We will continue to utilize our scale to drive operating leverage as our business grows. As we open new locations and maximize throughput at our existing locations through our ongoing focus on operational excellence, we will have an opportunity to generate meaningful efficiencies of scale. These efficiencies include leveraging our research & development and technology infrastructure across our growing network, leveraging our training and marketing programs over an increasing revenue base, optimizing our regional support infrastructure and overhead costs, and leveraging insights and analytics from our growing consumer database to drive targeted marketing and customer acquisition. As a result of our attractive four-wall EBITDA margins and relatively low maintenance capital expenditures per location, we expect to generate robust free cash flow that we intend to use to fund our greenfield expansion strategy and opportunistic acquisitions.

Our Service Offering

We are the largest national car wash brand, offering express exterior and interior car cleaning services to consumers across 344 car wash locations in 21 states. We also offer a monthly subscription program, UWC, that includes unlimited car washes for a monthly charge with benefits like dedicated member-only lanes using RFID technology at all of our locations. This allows quick, contactless and convenient visits for UWC Members. As of March 31, 2021, we served 1.4 million UWC Members and UWC sales represented 62% and 62% of our total wash sales and 68% and 70% of our total volume in 2020 and the first quarter of 2021, respectively.

Our car wash locations consist of two formats: (a) Express Exterior Locations (263 locations as of March 31, 2021) and (b) Interior Cleaning Locations (81 locations as of March 31, 2021). All locations offer express exterior wash packages and have exterior-only lanes. Every wash includes our proprietary T3 Cleaning Conditioner (gently removes dirt and grime, cleans and refreshes the exterior of the vehicle), Wheel Cleaner (high pH, soft-metal safe, foaming chemistry applied to wheel and tire through targeted applicators, removes dirt and grime to prepare for subsequent applications) and Dynamic Dry (pH charged rinse, optimized blower configuration and soft cloth technology at certain locations to deliver a spot-free and drier car).

Express Exterior Locations. Customers purchase a wash or sign-up for a UWC membership through sales kiosks or assisted by team members and remain in their vehicle through the tunnel and wash process. Customers have the option to use free self-serve vacuums at any time before or after their exterior wash.

Interior Cleaning Locations. Customers purchase a wash or sign-up for a UWC membership through sales kiosks or assisted by team members and either remain in their vehicle through the tunnel and wash process or wait in the lobby. Customers who purchase interior cleaning services have their vehicles vacuumed and cleaned by Mister team members.

Express Exterior Wash Packages

We offer four express exterior wash packages. Additional options within the wash packages include waxes and protectants that are applied during the wash process in the tunnel. These services include our proprietary chemistry and application systems: HotShine Carnauba Wax (waterfall wax application for enhanced shine), Repel Shield (silicone based to provide water repellency), Platinum Seal (extends life of shine and protection), Wheel Polish (protects wheels against pitting from road grime and provides shine), Underbody Wash (cleans beneath the vehicle) and Tire Shine (cleans and shines tires).

Interior Cleaning Wash Packages and Services

At select locations, we offer interior cleaning services in addition to express exterior washes. Interior cleaning services are added to an express exterior wash and include interior vacuuming, window cleaning, dusting of dashboard and hard surfaces and a hand towel dry of the exterior by our team members.

Unlimited Wash Club

In 2003, we established UWC as a monthly subscription service to develop deeper loyalty with customers and create a highly attractive recurring revenue stream. UWC Members are billed automatically each month on the anniversary date of their sign-up and membership is tracked through RFID technology.

We offer various membership options for both express exterior and interior cleaning services. Over 95% of our UWC members hold a UWC membership for exterior cleaning services, of which a majority of our UWC members are in our Platinum Exterior plan, priced at $29.99 per month.

UWC Member benefits include access to all Mister locations, dedicated member lanes, a convenient and contactless experience and flexible membership plans. Members can easily manage their membership through our online account management platform, where they can make plan changes, access visit history and update credit card information.

UWC has helped to diversify our sales by providing a an attractive recurring revenue stream and a steady sales flow, providing stable demand through varying seasons and weather. We have grown the UWC program from representing 30% of our total wash sales in 2015 to 62% of our total wash sales in the first quarter of 2021, and despite the COVID-19 pandemic, we grew UWC membership by approximately 247,000 members in 2020.

In 2020, a typical member averaged over 30 visits per year. UWC Members also smooth wash demand throughout the day, often choosing off-peak hours to visit our locations. Management continues to evaluate strategies for further improving the UWC experience.

Number of UWC Members and UWC Penetration

Our Team Members

As of March 31, 2021, we had approximately 3,500 full-time and approximately 2,250 part-time members. People are at the center of everything we do and are the heartbeat of our company. In order to recruit and retain the most qualified team members in the industry, we focus on treating our team members well by paying them competitive wages, offering them attractive benefit packages, offering robust training and development opportunities, and providing a strong operational support infrastructure with opportunities for upward mobility. We routinely survey our team members in order to track their level of engagement and are proud of our recent company-wide results that included a +55 Employee Net Promoter Score, a measure of how likely employees of a company are to recommend it as a desirable place to work. This recommendation is made on a scale of 0 to 10, with 10 being extremely likely to recommend and 0 being not likely at all. Employees who rate 9 or 10 are called promoters. Those who rate 7 or 8 are called passives. Those who rate between 0 and 6 are called detractors. To calculate Employee Net Promoter Score, we subtract the percentage of detractors from the percentage of promoters. We believe this measure is meaningful from a recruitment and overall business perspective as employee recommendations and satisfaction are important to recruit top talent. We also believe satisfied employees are more productive, are more likely to have a positive impact on employees around them, and are more likely to deliver great customer service.

Caring for Team Members

We believe that happy and well-cared-for team members bring their best selves to work. Our benefits packages include paid time off for both full-time and part-time team members, progressive and affordable health benefits, mental health programs, six weeks of paid parental leave, 401(k) matching and tuition reimbursement. Additionally, our hiring and promotion practices are designed to drive diversity and inclusion awareness so our employees can bring their authentic selves to work as well.

During 2020, we underscored our commitment to our team members by raising average wages for non-managerial hourly workers by 5% and continued that commitment in the first quarter of 2021 with an average wage increase of 6%, to an average of $14.34 per hour, while reducing turnover. We also established the Mister Cares Foundation in April 2020, a 501(c)(3), with the mission of providing financial assistance to our team members that face unforeseen hardship.

Offering Robust Training and Development and Opportunities for Advancement

We attract and retain a strong pool of talent by investing in our employees’ training and development via our MisterLearn training platform and promoting team members from the frontlines to leadership roles. As of March 31, 2021, our general managers have an average tenure of six years with the Company and 93% were promoted from within the organization.

Our focus on developing a world-class team is emphasized by our rigorous training programs. We employ defined curriculums specifically built for each position, including both initial and ongoing training as well as hands-on mentoring opportunities. Our 360 Service Model cross trains team members to excel at all positions within a car wash location, and our MisterLearn learning management system, inclusive of more than 150 computer-based training courses is readily accessible to all team members.

Our team members are highly engaged and deliver memorable experiences to our customers. We have proven our people-first approach is scalable and this has enabled us to develop a world class team, comprised of both internally developed talent and external hires from top service organizations. We believe our purpose-driven culture is critical to our industry-leading sales productivity.

Supporting Our Locations with Regional Management Infrastructure Including Dedicated Specialists

We establish regional team infrastructure in each market to support day-to-day operations, training, hiring and maintenance. As of March 31, 2021, this support team includes over 150 facilities maintenance technicians, approximately one technician for every two locations, over 50 regional managers and approximately 60 regional training and development specialists that provide local training and human resources support. Our extensive regional support infrastructure and internal maintenance team enable location team members to focus exclusively on providing excellent customer service.

We also maintain geographically diverse regional hubs with additional leadership in operations, human resources, safety, information technology and maintenance to assist our local location teams. We believe the strength and depth of our regional support infrastructure enables our consistent operational excellence and provides the foundation for our greenfield expansion strategy.

Our Customers

We serve a diverse mix of customers, which include individual retail customers, UWC Members and business accounts. Our Business Account Program offers the convenience of washing all of the vehicles in a fleet while maintaining one simple account and payment. Given the broad appeal of our services, we have a wide variety of retail customers spanning a broad set of demographics. The portfolio of cars serviced across our locations is diverse and represents a balance across new and old cars and across all vehicle price points. Our customer service, convenient locations and easy-to-manage membership programs have helped position our locations as the “go-to” destinations for our customers’ car wash needs.

Our Proprietary Products and Advanced Technology

Mister Car Wash has re-imagined the entire car wash process from manufacturing proprietary chemicals to developing innovative technologies in a pursuit of a better customer experience and increased efficiency. A dedicated research and development team is responsible for car wash processes, equipment and technology improvements. The team tests new products, processes and ideas in select markets before rolling out improvements and changes across the broader platform.

The Science of Cleaning

Through continuous research and development, Mister Car Wash has formulated a balanced wash process that factors in conveyor length, line speed, water quality, mechanical equipment, ambient temperature and soil conditions. Our proprietary Unity Chemistry System is tailored to each individual site’s water quality and unique environmental conditions such as pollen, bugs and salt. Our industry-leading application systems, including the Dynamic Dry system and patented HotShine Carnauba wax waterfall, give consistent product delivery each time while reducing waste. Mister Car Wash’s science of cleaning helps us reduce freshwater usage by an average of 11% and recycle 33% of water, on average, during the wash process and reduce usage by optimizing water flows and storage.

Research & Development

Our research & development team has developed a number of labor and time-saving services. The Unity Chemical program, a proprietary, color-coded chemical blending system allows us to customize our chemical blend at the store level and adjust for factors such as length of the tunnel, equipment type and water hardness. The program helps save costs for each car wash location as chemicals can be mixed on an as-needed basis and adapted for the specific characteristics of the locations based on seasonal weather patterns and local environmental conditions.

At our locations, we use proprietary cleaning products that are intended to optimize our drying and cleaning processes. Our signature products include the HotShine Carnauba Wax, Repel Shield, Platinum Seal and Wheel Polish.

Sophisticated Technology

Through sustained investments in technology, including our customer digital ecosystem, we provide our customers with unmatched convenience and speed. Our online tools and mobile app allow customers to quickly and conveniently pre-purchase washes and manage their membership plans. Our wheel clean system, for example, uses software and electronic sensors to largely automate the wheel cleaning process without the use of manual labor. Our Dynamic Dry system utilizes an optimized blower configuration and soft cloth, at select locations, to deliver a spot-free and drier vehicle. Finally, we have installed RFID technology that allows UWC Members to seamlessly drive through a specially-equipped lane. Our consistent process improvement has resulted in a tunnel and equipment design that we believe can perform a car wash significantly faster than the industry average, wash approximately twice as many cars as our next closest competitor and simultaneously recycling and reducing usage of freshwater.

Car Wash Location Growth

As of March 31, 2021, we, through our subsidiaries, operated a network of 344 car wash locations across 21 states. We have two primary location formats: (i) our Express Exterior Locations, which offer express exterior cleaning services and represented over 75% of our unit mix in 2020 and (ii) our Interior Cleaning Locations, which offer both express exterior and interior cleaning services. Our greenfield expansion strategy is solely focused on developing our Express Exterior Locations.

Mister Car Wash Locations

We develop location networks that are clustered together in adjacent markets in order to leverage shared resources, such as dedicated regional repair and maintenance crews. We also leverage integrated reporting systems that allow senior management to monitor operations in real-time.

Greenfield Location Development

We have grown rapidly in the past through multiple successful acquisitions and have recently begun pursuing greenfield development as a new lever for growth. In 2018, we launched our greenfield development strategy to expand the number of our Express Exterior Locations, opening our first greenfield location in Urbandale, Iowa. As of March 31, 2021, we have a total of 22 greenfield locations across 11 markets, and we have invested meaningfully in our greenfield management talent, systems and capabilities.

We employ a highly disciplined strategy when evaluating development opportunities that includes a detailed understanding of the retail, residential and daytime employment in a region. With a typical development cycle of 18 months, our team proactively builds the future pipeline. We have experienced strong success with our greenfield strategy driven by highly compelling unit economics. We target average unit volumes of approximately $1.2 million and four-wall EBITDA margins of 25% in the first year of operation, growing to $1.7 million and over 40% by year three, respectively. Our average capital expenditures, net of sale-leaseback financing, are approximately $1.8 million per location, resulting in approximately a three-year pay-back. In 2021, we expect to open 16 to 18 total greenfield locations in existing markets nationwide.

Acquisitions and Integration

Mister Car Wash has a proven track record of location growth through acquisition, having successfully integrated over 100 acquisitions. We operate as the largest national brand in an industry where the vast majority of our competition are local operators with only one to two locations. This presents meaningful growth opportunities through attractive and accretive acquisitions. As of March 31, 2021, our 344 sites represent less than 5% of the market by location count, while the top ten operators combined comprise less than 10% market share, underscoring the meaningful opportunity for us to continue to take share and expand our footprint in a highly attractive and growing category.

Once a location is acquired, we make investments in assets and human capital to fully integrate the location into the Mister brand and deliver on our service excellence. Our post acquisition integration process involves adding UWC member only lanes, installing our propriety Unity Chemistry System, menu optimization and upgrading technology to improve site flow and drive efficiencies through process optimization. We rebrand the look and feel of acquired locations, integrate POS systems and standardize operating procedures to create one unified brand experience for our customers at all our locations. We also elevate our team-member experience at acquired locations by onboarding them to the “Mister Way,” offering them rewarding benefits and compensation packages and providing them the same mentorship and growth opportunities that are available to all other team members at other locations. The combination of these investments and process enhancements have enabled us to drive material performance improvement and EBITDA growth within two years of acquisition.

Marketing

We aim to drive strong brand awareness within a 10-mile radius of each of our locations. We lead with a unified national brand and large, clear signage to maximize visibility and curb appeal. To acquire, convert and retain our customers, we use a mix of geo-targeted traditional media, digital media, and search engine marketing, all with the goal of emphasizing the core “Mister” value proposition: number of locations, convenience, speed and the benefits of the UWC. We maintain a customer database to deliver personalized communications and to execute various targeted marketing initiatives.

We have a mobile app and online membership management tool, making it easy and accessible for customers to engage with us, purchase washes and update membership programs. Our technology platforms provide better visibility into customer behavior, enabling Mister Car Wash to acquire new customers with look-alike targeting in the future. We generally have multiple locations in a specific market and take advantage of our local market density to generate a strong “network effect” enabling us to better leverage our marketing spend.

Community and Charitable Partners

We have a robust community giving and fundraising program that allows Mister Car Wash to have meaningful impact within the neighborhoods in which we operate. We have given back over $4 million through our fundraising, donation, sponsorship and Inspiring Futures programs, helping over 10,000 organizations since 2016. We also established the Mister Cares Foundation in April 2020, a 501(c)(3), with the mission of providing financial assistance to members of our team that face unforeseen hardship. Since formation, the Mister Cares Foundation has granted over $175,000 in aggregate to over 200 individuals. We continue to focus our giving efforts at a local level where our dollars and partnership can make the most impact.

Suppliers and Distribution

We maintain long-term relationships with our key vendors. We believe our scale and large purchase quantities provide us significant leverage in securing competitive pricing. Our key purchases include car wash equipment and parts and wash chemicals.

We enjoy longstanding relationships with most of our suppliers and believe we are able to obtain competitive pricing. We employ rebates and pricing reductions based on the volume of purchases with several of our suppliers. We maintain in stock a limited amount of supply for repairs and maintenance but most everything is purchased from suppliers as our needs dictate.

The majority of our raw materials are shipped directly from vendors to our locations. We have deep industry knowledge and maintain relationships with previous and prospective suppliers to provide contingencies in the event that any issues arise with our current supply base.

We use a variety of proprietary chemical blends, the formulas for which Mister Car Wash owns, in our car washing process. The total contract term with our chemical blend manufacturer is for three years and includes component level price transparency with mechanisms in place to limit the amount of price increases we receive based on underlying commodity fluctuations. We have not entered, at this time, into hedges of our raw material costs at this time, but we may choose to enter into such hedges in the future.

In 2018, we entered into an agreement with a supplier of a comprehensive suite of hardware, software, and management systems. We implemented their systems, which has enabled us to better track our membership and customer loyalty programs better, streamline our operations and enhance our ability to track costs.

Competition

The car wash industry is highly fragmented and we compete with a variety of operators. Competitors include national, regional and local independent car wash operators, and other retailers (including gasoline and convenience retailers and mass market merchandise stores), each of which offer car washes. We believe the core competitive factors in our industry are convenience, price, quality, brand awareness, speed, and customer satisfaction. We believe our scale allows us to compete effectively with respect to each of these factors.

Our People and Human Capital

As of March 31, 2021, we employed approximately 3,500 team members on a full-time basis and approximately 2,250 on a part-time basis in the United States.

We attract and retain a strong pool of talent by investing in their training and development through our MisterLearn training platform and promoting them from entry-level positions to leadership roles. As a result, our team members are highly engaged and deliver memorable experiences to our customers. We have proven our people-first approach is scalable and this has enabled us to develop a world class team, comprised of both internally developed talent and external hires from top service organizations.

None of our employees are represented by a labor union or covered by collective bargaining agreements. We believe we have strong and positive relations with our employees.

Intellectual Property and Trademarks

As of March 31, 2021, we had approximately 25 trademark registrations and applications, including registrations for “Mister Car Wash,” “Hotshine,” “Mister Hotshine” and “Unlimited Wash Club.” As of March 31, 2021, we held one U.S. patent and one foreign patent. Our patents are expected to expire between 2022 and 2025.

We have also registered the Internet domain name: “mistercarwash.com”.

We believe that our trademarks and other proprietary rights are important to our success and our competitive position, and, therefore, we devote resources to the protection of our trademarks and proprietary rights.

Our Facilities, Properties and Office Space

We lease 25,350 and own 27,973 square feet of office space at our corporate headquarters in Tucson, Arizona. As of March 31, 2021, we leased 315 locations and owned 29 locations. The chart below provides a breakdown of our car wash locations as of March 31, 2021:

State	Total Locations
Alabama	13
Arizona	15
California	37
Colorado	6
Florida	30
Georgia	21
Idaho	6
Illinois	1
Iowa	12
Maryland	2
Michigan	27
Minnesota	17
Mississippi	8
Missouri	6
New Mexico	17
Pennsylvania	4
Tennessee	16
Texas	65
Utah	14
Washington	14
Wisconsin	13

Legal Proceedings

We are from time to time subject to various claims, lawsuits and other legal proceedings, including intellectual property claims. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, our potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. We recognize provisions for claims or pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates. If management’s estimates prove incorrect, we could incur a charge to earnings which could have a material and adverse effect on our business, results of operations, and financial condition.

Government Regulation

We are subject to various laws and regulations, including labor and employment laws, laws governing advertising, data privacy laws, safety regulations and other laws such as consumer protection regulations. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

Labor, Employment and Safety

We are subject to a variety of labor, employment and safety laws, including the U.S. Fair Labor Standards Act, the Occupational Safety and Health Act and various other federal and state laws, governing matters including minimum and unpaid wages, tip pooling, overtime, workplace safety and other working conditions. We are also subject to the U.S. Equal Employment Opportunity Commission and other federal and state laws and regulations relating to workplace and employment matters, discrimination and similar matters.

Data Privacy and Security

We are subject to various federal and state laws and regulations relating to the privacy and security of consumer, customer and employee personal information. These laws often require companies to implement specific information security controls to protect certain types of data (such as personal data), and/or impose specific requirements relating to the collection or processing of such data. We are also subject to various state laws relating to notice requirements in the event of security breaches.

For example, the California Consumer Privacy Act, or CCPA, came into force in California in 2020. The CCPA establishes a new privacy framework for covered businesses such as ours, creates new privacy rights for consumers residing in the state, and requires us to modify our data processing practices and policies and incur compliance related costs and expenses. In November 2020, California voters passed the California Privacy Rights and Enforcement Act of 2020, or CPRA, which further expands the CCPA with additional data privacy compliance requirements and rights of California consumers effective January 1, 2023, and establishes a regulatory agency dedicated to enforcing those requirements. Further, our operations are subject to the Telephone Consumer Protection Act (the “TCPA”), and we have received in the past, and may receive in the future, claims alleging violations by us of the same. The interplay of federal and state laws may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and potentially exposing us to additional expense, adverse publicity and liability.

Consumer Protection

We are subject to a number of federal regulations relating to the use of debit and credit cards, such as the Electronic Funds Act and the Truth in Lending Act of 1968, which provide guidelines and parameters for payment processing on debit cards and credit cards, respectively, and certain state regulations relating to automatic renewal, including the California Business & Professional Code Section 17601-17606, as amended, which provides requirements we must follow for the automatic renewal of subscription fees such as those charge to our UWC Members.

Environmental and Occupational Safety and Health Matters

Compliance with Environmental Laws and Regulations

We are subject to various federal, state and local environmental laws and regulations, including those relating to ownership and operation of underground storage tanks; the release or discharge of regulated materials into the air, water and soil; the generation, storage, handling, use, transportation and disposal of regulated materials, including wastes; the exposure of persons to hazardous materials; remediation of contaminated soil and groundwater; and the health and safety of employees dedicated to such transportation and storage activities.

Environmental laws and regulations can restrict or impact our business activities in many ways, such as:

•

requiring the acquisition of certifications, registrations, permits or other authorizations or the provision of financial assurances in connection with the transportation, storage and sale of hazardous substances and other regulated activities;

•	requiring remedial action to mitigate releases of petroleum hydrocarbons, hazardous substances or wastes caused by our operations or attributable to former operators;

•	requiring capital expenditures to comply with environmental pollution control, cathodic protection or release detection requirements;

•	enjoining the operations of facilities deemed to be in noncompliance with environmental laws and regulations; and

•	imposing substantial liabilities for pollution resulting from our operations.

Failure to comply with environmental laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of investigatory, remedial or corrective action requirements and the issuance of orders enjoining or otherwise curtailing future operations in a particular area. Certain environmental statutes impose strict, joint and several liability for costs required to clean up and restore sites where hydrocarbons, hazardous substances or wastes have been released or disposed of into the environment. Moreover, neighboring landowners and other third parties may file claims for nuisance, personal injury and property or natural resource damage allegedly caused by the release of petroleum hydrocarbons, hazardous substances or wastes into the environment.

The trend in environmental regulation is to place more restrictions and limitations on activities that may adversely affect the environment, and thus changes in environmental laws and regulations that impose more stringent and costly petroleum hydrocarbons, hazardous substances or waste handling, storage, transport, disposal or remediation requirements on us could have a material adverse effect on our financial position and results of operations. As a result, there can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation, and actual future expenditures may be different from the amounts we currently anticipate. We try to anticipate future regulatory requirements that might be imposed and plan accordingly to remain in compliance with changing environmental laws and regulations and minimize the costs of such compliance, but there is no assurance that our expectations will be realized.

Wastes, Hazardous Substances and Releases

The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, (“CERCLA”) and analogous state laws impose strict, joint and several liability, without regard to fault, on the owner and operator as well as former owners and operators of properties where a hazardous substance has been released into the environment, including liabilities for the costs of investigation, removal or remediation of contamination and any related damages to natural resources.

Under CERCLA and similar state laws, as persons who arrange for the transportation, treatment or disposal of hazardous substances, we also may be subject to similar liability at sites where such hazardous substances may be released. We may also be subject to third-party claims alleging property damage and/or personal injury in connection with releases of or exposure to hazardous substances at, from or in the vicinity of our current properties or at off-site locations where such hazardous substances have been taken for treatment or disposal. In the course of our operations, we may generate some amounts of material that may be regulated as hazardous substances.

We may generate some amounts of ordinary industrial wastes that may be regulated as hazardous wastes under the federal Resource Conservation and Recovery Act, as amended (“RCRA”). RCRA and comparable state statutes regulate the generation, transportation, treatment, storage and disposal of solid wastes, which includes hazardous and certain non-hazardous wastes. Pursuant to rules issued by the U.S. Environmental Protection Agency (“EPA”), the individual states often administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements.

Water Discharges

The Federal Clean Water Act, and analogous state laws, impose restrictions and strict controls with respect to the discharge of pollutants, including spills and other releases of petroleum hydrocarbons, hazardous substances and wastes, into regulated Waters of the United States and similarly regulated state waters. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. Spill prevention, control and countermeasure plan requirements imposed under the Clean Water Act require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon tank spill, rupture or leak. In addition, the Clean Water Act and analogous state laws may require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations.

Pursuant to these laws and regulations, or future changes thereto, we may be required to obtain and maintain approvals or permits for the discharge of wastewater or storm water and are required to develop and implement spill prevention, control and countermeasure plans in connection with on-site storage of significant quantities of motor fuel. We believe that we maintain all required discharge permits necessary to conduct our operations, and further believe we are in substantial compliance with the terms thereof.

Air Emissions

The federal Clean Air Act, as amended, (“CAA”) and similar state laws impose requirements on emissions to the air from motor fueling activities in certain areas of the country, including those that do not meet state or national ambient air quality standards. These laws may require the installation of vapor recovery systems to control emissions of volatile organic compounds to the air during the motor fueling process.

Under the CAA and comparable state and local laws, permits are typically required to emit regulated air pollutants into the atmosphere. While we expect to obtain necessary approvals for our operations, as with all governmental permitting processes, there is a degree of uncertainty as to whether a particular permit will be granted, the time it will take for such permit to be issued, and the conditions that may be imposed in connection with the granting of such permit. We are unaware of pending changes to air quality laws and regulations that will have a material adverse effect on our financial condition, results of operations or cash available for distribution to our unitholders; nonetheless, there exists the possibility that new laws or regulations may be imposed in the future that could result in more stringent and costly compliance requirements that potentially could materially and adversely affect our business.

Climate Change

Climate change continues to attract considerable public and scientific attention and, as a result, numerous proposals have been made and are likely to continue to be made at the international, national, regional and state levels of government to monitor and limit emissions of greenhouse gases (“GHGs”). In recent years, the EPA has adopted and substantially expanded regulations for the measurement and annual reporting of carbon dioxide, methane and other GHG emitted from certain large facilities, including onshore oil and gas production, processing, transmission, storage and distribution facilities. In addition, both houses of Congress have considered legislation to reduce emissions of GHG, and a number of states have taken, or are considering taking, legal measures to reduce emissions of GHG, primarily through the development of GHG inventories, GHG permitting, state or regional GHG cap and trade programs, and/or mandates for the use of renewable energy.

Many states and local governments are undertaking efforts to meet climate goals which could restrict development of oil and gas as well as lessen demand depending on the specific initiatives. Foreign governments’ pursuit of climate change goals, such as the United States reentering the Paris Climate Agreement, could also impact demand. New international, federal, or state restrictions on GHG emissions that may be imposed in areas of the United States in which we conduct business and that apply to our operations could adversely affect our business.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers and directors, including their ages as of June 24, 2021. With respect to our directors, each biography contains information regarding the person’s service as a director, business experience, director positions held currently or at any time during the past five years, information regarding involvement in certain legal or administrative proceedings and the experience, qualifications, attributes or skills that caused our board of directors to determine that the person should serve as a director of our Company.

Name	Age	Position
Executive Officers
John Lai	57	Chief Executive Officer and Director
Jedidiah Gold	41	Chief Financial Officer
Lisa Bossard Funk	62	General Counsel
Joseph Matheny	45	Senior Vice President, Operations
Mayra Chimienti	37	Vice President, Operations Services
Casey Lindsay	39	Vice President, Corporate Development
Directors
John Danhakl	65	Director
Jonathan Seiffer	49	Director
J. Kristofer Galashan	43	Director
Jeffrey Suer	36	Director
Jodi Taylor	58	Director
Susan Docherty	58	Director
Dorvin Lively	62	Director

John Lai. Mr. Lai has served as our President and Chief Executive Officer and as a member of our board of directors since June 2013, and previously served as our Vice President of Market Development. Mr. Lai joined Mister Car Wash in 2002. Mr. Lai has served as a director at the Southern Arizona Leadership Council since December 2019. Mr. Lai received a B.S. from the University of Arizona.

We believe that Mr. Lai is qualified to serve on our board of directors based on his understanding of our business and operations and perspective as our Chief Executive Officer and President.

Jedidiah Gold. Mr. Gold has served as our Treasurer and Chief Financial Officer since July 2019. Mr. Gold previously served as Senior Director Finance, Assistant Treasurer at Yum Brands, Inc. from May 2016 to July 2019, and as Chief Financial Officer MENAPak at KFC Corporation from October 2014 to May 2016. Mr. Gold has served as a director for the Mister Cares Foundation since April 2020. Mr. Gold received an M.B.A. in Finance and Accounting from Indiana University and a B.S. in accounting from the University of Utah.

Lisa Bossard Funk. Ms. Funk has served as our Secretary and General Counsel since August 2015. Ms. Funk served as a director at Tohono Chul Park, Inc. from 2014 to 2018, the Pima County Bar Association from 2014 to 2016, and the Arizona Women Lawyers Association from 2007 to 2019. Ms. Funk received a J.D. from the University of Arizona College of Law, and a B.A. in Spanish, political science, and economics from the University of Arizona.

Joseph Matheny. Mr. Matheny has served as our Senior Vice President, Operations since March 2020. Mr. Matheny has previously served as our Vice President, Operations since December 2016, and has also served as our General Manager, Regional Manager, and Division Manager since 1998.

Mayra Chimienti. Ms. Chimienti has served as our Vice President, Operations Services since July 2017. Ms. Chimienti joined our Company in 2007 and previously served as our Director of Training & Development from March 2013 to July 2017. Ms. Chimienti has served as a director for the Mister Cares Foundation since April 2020. Ms. Chimienti received a B.A. in communications from the University of Texas, El Paso.

Casey Lindsay. Mr. Lindsay has served as our Vice President, Corporate Development since September 2017. Mr. Lindsay previously served as our Director, Acquisitions from September 2013 to September 2017, and as the Corporate Development Manager for Sonova Holding AG from February 2010 to August 2013. Mr. Lindsay received a B.A. in Finance from Drake University.

John Danhakl. Mr. Danhakl has served as a member of our board of directors since August 2014. Mr. Danhakl has served as the Managing Partner of Leonard Green & Partners, a private equity investing firm, since 1995. Mr. Danhakl has also served on the board of directors of IQVIA Holdings Inc. since 2010. Mr. Danhakl received an M.B.A. from Harvard Business School, and a B.A. in economics from the University of California, Berkeley.

We believe Mr. Danhakl is qualified to serve on our board of directors due to his extensive experience investing in and supporting high-growth, market-leading companies, and his experience as a financial analyst.

Jonathan Seiffer. Mr. Seiffer has served as a member of our board of directors since August 2014. Mr. Seiffer is a Senior Partner at Leonard Green & Partners, a private equity investing firm, which he joined as an Associate in October 1994. Mr. Seiffer has also served on the board of directors of Signet Jewelers, LTD since 2019 and previously served on the Boards of Directors of Whole Foods Market, Inc. from 2008 to 2017 and BJ’s Wholesale Club from 2011 to 2020. Mr. Seiffer obtained a B.S. in finance and systems engineering from the University of Pennsylvania.

We believe Mr. Seiffer is qualified to serve on our board of directors due to his extensive experience investing in and supporting high-growth, market-leading companies.

J. Kristofer Galashan. Mr. Galashan has served as a member of our board of directors since August 2014. Mr. Galashan is a Partner of Leonard Green & Partners where he joined as an associate in 2002. Mr. Galashan has also served on the board of directors of USHG Acquisition Corp. since February 2021 and The Container Store since August 2007, and previously served on the board of directors for BJ’s Wholesale Club from 2011 to 2019. Mr. Galashan earned a B.A. in Honors Business Administration from the Richard Ivey School of Business at the University of Western Ontario.

We believe Mr. Galashan is qualified to serve on our board of directors due to his extensive experience investing in and supporting high-growth, market-leading companies.

Jeffrey Suer. Mr. Suer has served as a member of our board of directors since August 2014. Mr. Suer is a Principal at Leonard Green & Partners, a private equity investing firm. Prior to joining Leonard Green & Partners in August 2013, Mr. Suer previously served as a private equity associate at Apollo Global Management LLC and a mergers and acquisitions analyst at Morgan Stanley. Mr. Suer received an M.B.A. from Harvard Business School, and a B.S. in Mathematics/Economics from the University of California, Los Angeles.

We believe Mr. Suer is qualified to serve on our board of directors due to his extensive experience investing in and supporting high-growth, market-leading companies.

Jodi Taylor. Ms. Taylor has served as a member of our board of directors since June 2021. Ms. Taylor previously served as an executive officer of The Container Store Group, Inc., a publicly traded specialty retailer of storage and organization products, until her retirement in March 2021. She was the Chief Financial Officer from December 2007 through August 2020, the Secretary from October 2013 through March 2021, and the Chief Administrative Officer from July 2016 through March 2021. Prior to joining The Container Store Group, Inc., Ms. Taylor spent nine years as the Chief Financial Officer and Secretary of Harold’s Stores, Inc., a regional specialty retailer of high-end apparel. Since August 2020, Ms. Taylor has served on the board of directors of the J.M. Smucker Company, where she also serves on the audit committee. She has been a certified public accountant since 1984, starting with an accounting role at Deloitte.

We believe Ms. Taylor is qualified to serve on our board of directors due to her experience as an executive officer of a public company and her financial and accounting expertise.

Susan Docherty. Ms. Docherty has served as a member of our board of directors since June 2021. Ms. Docherty is the former Chief Executive Officer of Canyon Ranch and served in this position from May 2015 to August 2019. Ms. Docherty has also served as a member of the board of directors of The Brink’s Company since May 2014. Ms. Docherty received a Master of Science in Management from the Stanford Graduate School of Business, and a B.A. in Economics and an Honors Business Administration degree from the University of Windsor.

We believe Ms. Docherty is qualified to serve on our board of directors because of her extensive executive-level experience at consumer sales and marketing companies.

Dorvin Lively. Mr. Lively has served as a member of our board of directors since June 2021. Mr. Lively has also served as the President of Planet Fitness, Inc. since May 2017, and previously served as their Chief Financial Officer from July 2013 until January 2020. Mr. Lively previously served as Executive Vice President, Chief Financial Officer, interim Chief Executive Officer and Chief Administrative Officer for RadioShack Corporation from August 2011 to July 2013, and prior to RadioShack, Mr. Lively served as Chief Financial Officer at Ace Hardware Corp. Mr. Lively received a B.A. from the University of Arkansas.

We believe Mr. Lively is qualified to serve on our board of directors due to his experience as an executive officer at industry leading retail and service companies.

Composition of the Board of Directors

Our business and affairs are managed under the direction of the board of directors. Our board of directors consists of eight directors.

Pursuant to the Stockholders Agreement, LGP is entitled to designate individuals to be included in the slate of nominees recommended by our board of directors for election to our board of directors. So long as LGP owns, in the aggregate, (i) at least 40% of the total shares of our common stock owned by LGP immediately following the consummation of the IPO (including shares purchased from LGP pursuant to the underwriters’ option to purchase additional shares), LGP will be entitled to nominate four directors, (ii) less than 40% but at least 30% of the total shares of our common stock owned by LGP immediately following the consummation of the IPO (including shares purchased from LGP pursuant to the underwriters’ option to purchase additional shares), it will be entitled to nominate three directors, (iii) less than 30% but at least 20% of the total shares of our common stock owned by LGP immediately following the consummation of the IPO (including shares purchased from LGP pursuant to the underwriters’ option to purchase additional shares), it will be entitled to nominate two directors, (iv) less than 20% but at least 10% of the total shares of our common stock owned by LGP immediately following the consummation of the IPO (including shares purchased from LGP pursuant to the underwriters’ option to purchase additional shares), it will be entitled to nominate one director and (v) less than 10% of the total shares of our common stock owned by LGP immediately following the consummation of the IPO (including shares purchased from LGP pursuant to the underwriters’ option to purchase additional shares), it will not be entitled to nominate a director. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.” The directors LGP elects have the authority to incur additional debt, issue or repurchase stock, declare dividends and make other decisions that could be detrimental to shareholders.

In accordance with our amended and restated certificate of incorporation, our board of directors is divided into three classes with staggered three year terms. At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors are divided among three classes as follows:

•	the Class I directors are John Lai, Jonathan Seiffer and John Danhakl, and their terms will expire at the annual meeting of stockholders to be held in 2022;

•	the Class II directors are J. Kristofer Galshan and Jeffrey Suer, and their terms will expire at the annual meeting of stockholders to be held in 2023; and

•	the Class III directors are Dorvin Lively, Susan Docherty and Jodi Taylor, and their terms will expire at the annual meeting of stockholders to be held in 2024.

Pursuant to the terms of the Stockholders Agreement, directors nominated by LGP may only be removed at the request of LGP in accordance with the bylaws of the Company then in effect. In all other cases and at any other time, directors may only be removed for cause by the affirmative vote of the holders of at least a majority of our common stock.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our Company. Directors may only be removed for cause by the affirmative vote of the holders of at least a majority of our common stock.

Director Independence and Controlled Company Exception

Our board of directors has affirmatively determined that each of our directors other than Mr. Lai, our chief executive officer, is independent under the rules of The New York Stock Exchange.

As of the date of this prospectus, LGP controls more than 50% of the voting power of our Company, and we are a “controlled company” within the meaning of The New York Stock Exchange corporate governance standards. As a “controlled company,” we may elect not to comply with certain corporate governance standards, including the requirements:

•	that a majority of our board of directors consist of independent directors;

•

that our board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and corporate governance committee and compensation committee.

In reliance on the exemptions listed above, we do not have a compensation committee that consists entirely of independent directors. We may also elect to rely on additional exemptions for so long as remain a “controlled company.” As a result, in the future, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements. In the event that we cease to be a “controlled company” and our common stock continues to be listed on The New York Stock Exchange, we are required to comply with these provisions within the applicable transition periods.

Leadership Structure of the Board of Directors

Our board of directors currently combines the roles of chairperson of the Board and Chief Executive Officer. These positions are held by John Lai, as our Chairperson and Chief Executive Officer. The board of directors has determined that combining these positions currently serves the best interests of the Company and its stockholders. Our board of directors believes that our Chief Executive Officer is best situated to serve as Chairperson because he is the director most familiar with our business and industry, and most capable of effectively identifying strategic priorities and leading the consideration and execution of strategy. The board of directors believes that the combined position of Chairperson and Chief Executive Officer promotes the development of policy and plans, and facilitates information flow between management and the board of directors, which is essential to effective governance.

Committees of the Board of Directors

Our board of directors has the following committees: the audit committee, the compensation committee and the nominating and corporate governance committee. From time to time, our board of directors may also establish any other committees that it deems necessary or desirable.

Audit Committee. We have an audit committee consisting of Dorvin Lively, Susan Docherty and Jodi Taylor, with Ms. Taylor serving as chair. Our board has determined that each member of our audit committee satisfies the heightened independence requirements for audit committee members under Rule 10A-3 of the Exchange Act. Our board has determined that both Ms. Taylor and Mr. Lively qualify as an “audit committee financial expert” within the meaning of regulations adopted by the SEC. The audit committee appoints and reviews the qualifications and independence of our independent registered public accounting firm, prepares audit committee reports to be included in proxy statements filed under SEC rules and reviews the scope of audit and non-audit assignments and related fees, the results of the annual audit, accounting principles used in financial reporting, internal auditing procedures, the adequacy of our internal control procedures, the quality and integrity of our financial statements and investigations into matters related to audit functions. The audit committee is also responsible for overseeing risk management on behalf of our board of directors. See “—Risk Oversight.”

Compensation Committee. We have a compensation committee consisting of Susan Docherty and Jonathan Seiffer, with Ms. Docherty serving as chair. The principal responsibilities of the compensation committee are to review and approve matters involving executive and director compensation, recommend changes in employee benefit programs, authorize equity and other incentive arrangements, prepare compensation committee reports to be included in proxy statements filed under SEC rules and authorize us to enter into employment and other employee-related agreements.

Nominating and Corporate Governance Committee. We have a nominating and corporate governance committee consisting of Jonathan Seiffer and J. Kristofer Galashan, with Mr. Seiffer serving as chair. The nominating and corporate governance committee assists our board of directors in identifying individuals qualified to become board members, consistent with criteria approved by our board of directors, makes recommendations for nominees for committees, oversees the evaluation of the board of directors and management and develops, recommends to the board of directors and reviews our corporate governance principles.

Risk Oversight

Our board of directors has extensive involvement in the oversight of risk management related to us and our business and accomplishes this oversight primarily through the audit committee. To that end, our audit committee will meet quarterly with our Chief Financial Officer and our independent auditors where it will receive regular updates regarding our management’s assessment of risk exposures including liquidity, credit and operational risks and the process in place to monitor such risks and review results of operations, financial reporting and assessments of internal controls over financial reporting.

Code of Conduct

In connection with the IPO, we adopted a code of conduct applicable to all of our directors, officers (including our principal executive officer, principal financial officer and principal accounting officer) and employees. Our code of conduct is available on our website at www.mistercarwash.com under Investor Relations. Our code of conduct is a “code of ethics” as defined in Item 406(b) of Regulation S-K. In the event that we amend or waive certain provisions of our code of conduct applicable to our principal executive officer, principal financial officer or principal accounting officer that requires disclosure under applicable SEC rules, we intend to disclose the same on our website.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee. No interlocking relationship exists between any member of our compensation committee (or other committee performing equivalent functions) and any executive, member of the board of directors or member of the compensation committee (or other committee performing equivalent functions) and of any other company. We have been and are party to certain transactions with LGP and affiliates thereof as described in “Certain Relationships and Related Party Transactions.”

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below. In 2020, our “named executive officers”, or “NEOs”, and their positions were as follows:

•	John Lai, President, Chief Executive Officer and Director;

•	Jedidiah Gold, Chief Financial Officer;

•	Joseph Matheny, Senior Vice President, Operations; and

•	Casey Lindsay, Vice President, Corporate Development.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt in the future may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the years ended December 31, 2020.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
John Lai	2020	473,077	231,186	471,262	141,076	1,316,601
Chief Executive Officer and Director
Jedidiah Gold	2020	274,615	51,224	70,690	4,048	400,577
Chief Financial Officer
Joseph Matheny	2020	245,668	43,774	62,515	8,146	360,103
Senior Vice President, Operations
Casey Lindsay
Vice President, Corporate Development	2020	300,127	45,185	77,256	7,948	430,516

(1)	Amounts reflect the actual base salary paid to each named executive officer in respect of 2020, taking into account salary reductions implemented in connection with the COVID-19 pandemic.
(2)

Amounts reflect one-time discretionary bonuses paid to each named executive officer in recognition of the compensation reductions applicable to each such named executive officer during 2020, as determined by our board of directors. For additional information, see “Base Salaries” and “Bonus Compensation” below.

(3)	Amounts reflect quarterly performance bonuses earned with respect to 2020 under our 2020 Bonus Programs, as described below.
(4)

Amounts reflect (i) a car allowance for Mr. Lai in the amount of $7,269, (ii) cell phone allowances for Messrs. Lai, Gold, Matheny and Lindsay in the amount of $2,500, $1,000, $1,500 and $1,750, respectively, (iii) 401(k) matching contributions of $3,674, $3,203 and $1,775 made by us on behalf of Messrs. Lai, Matheny and Lindsay’s accounts, respectively, and (iv) supplemental executive disability insurance premiums of $6,469, $3,048, $3,443 and $4,423 paid by us on behalf of Messrs. Lai, Gold, Matheny and Lindsay, respectively. For Mr. Lai, the amount also reflects the value of personal usage of Company aircraft in the amount of $105,439 and a tax gross-up in the amount of $15,725 associated with his personal usage of Company aircraft.

Elements of the Company’s Executive Compensation Program

For the year ended December 31, 2020, the compensation for our named executive officers generally consisted of a base salary and cash bonuses. These elements (and the amounts of compensation and benefits under each element) were selected because we believe they are necessary to help us attract and retain executive talent which is fundamental to our success.

Below is a more detailed summary of the current executive compensation program as it relates to our named executive officers.

Base Salaries

Our named executive officers receive a base salary to compensate them for the services they provide to our Company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Mr. Lai’s base salary was initially established in his employment agreement and has been increased from time to time thereafter.

On March 16, 2020, in response to the COVID-19 pandemic, we imposed a reduction on the base salaries for certain of our employees, including our named executive officers. The salaries paid to Messrs. Lai, Gold, Matheny and Lindsay were reduced by 100%, 40%, 35% and 40%, respectively. Salaries were restored fully to pre-COVID-19 amounts effective June 1, 2020.

The actual salaries paid to each named executive officer for 2020 are set forth in the “Summary Compensation Table” above in the column titled “Salary.”

Effective June 1, 2021, the base salaries for Messrs. Lai, Matheny and Lindsay were increased to $1,000,000, $316,843 and $369,263, respectively. Effective January 1, 2022, Mr. Gold’s base salary will be increased to $475,000.

Bonus Compensation

2020 Bonus Programs

In 2020, we maintained the HQ Bonus Program, or the 2020 Bonus Program, which was a performance-based quarterly incentive plan that provided cash bonuses to certain salaried employees (including our named executive officers). Pursuant to the 2020 Bonus Program, bonus payouts are paid quarterly subject to the achievement of specific performance goals by each participant as well as the overall performance of the Company against our year-to-date budget, with 25% of each quarter’s total bonus held back and paid after year-end performance has been determined. Each named executive officer’s award under the 2020 Bonus Program is determined as a function of the participant’s target bonus amount, 50% of which is based on individual performance and the other 50% on Company performance. Subject to the 25% holdback described above, named executive officers are eligible to be awarded between 0% and 120% of the quarterly target bonus amount for individual performance as evaluated by our chief executive officer (other than with respect to his own compensation) and the Company, and between 85% and 110% of the quarterly target bonus amount for Company performance, which is based on the Company’s Adjusted EBITDAR budget attainment. The amount of each named executive officer’s quarterly bonus based on Company performance is determined based on the prorated portion of the Company’s year-to-date Adjusted EBITDAR budget attainment at the end of such quarter, with final bonus payouts earned based on actual performance for the year. The Company’s calculation of Adjusted EBITDAR for purposes of determining bonus compensation is equivalent to its presentation of Adjusted EBITDA elsewhere in this prospectus as described in “Key Performance Indicators and Non-GAAP Measures,” except further adjusted for the Company’s cash rent expense.

In response to the COVID-19 pandemic, we temporarily discontinued payment of quarterly bonuses under the 2020 Bonus Program to certain of our employees, including our named executive officers. The non-payment of such bonuses occurred during the same period in which we imposed base salary reductions, as described above. On June 1, 2020, eligibility for quarterly bonus payments was fully restored to pre-COVID-19 levels, effective April 1, 2020, which payment amounts were then determined based on actual Adjusted EBITDAR budget attainment for the second quarter of 2020.

With respect to 2020, we determined that the actual achievement of the Company’s year-to-date Adjusted EBITDAR budget attainment was 91.84% and individual performance was achieved at 100% by each NEO, resulting in payouts for each NEO as follows: $471,262 for Mr. Lai, $70,690 for Mr. Gold, $62,515 for Mr. Matheny and $77,256 for Mr. Lindsay after taking into account the temporary cessation of bonus payments as described above. The actual cash bonuses awarded to each named executive officer under the 2020 Bonus Program for 2020 are set forth above in the Summary Compensation Table in the column entitled “Non-Equity Incentive Plan Compensation.”

Effective June 1, 2021, the target bonus opportunities for each of Messrs. Lai, Matheny and Lindsay under our applicable cash incentive plan were increased to 100%, 40% and 40%, respectively, of such named executive officer’s base salary.

Discretionary Make Whole Bonuses

In 2020, we provided one-time discretionary cash bonuses to each of our named executive officers intended to make them whole for salary and bonus reductions implemented in connection with the COVID-19 pandemic in recognition of the extraordinary efforts required from such executives to deliver value for the Company in 2020. The actual amounts of such bonuses are set forth above in the Summary Compensation Table in the column entitled “Bonus.”

Equity Compensation

Each of our named executive officers holds outstanding option awards. The information set forth below relating to outstanding option awards has been adjusted to reflect the 96-for-1 stock split effected in connection with the IPO.

2014 Plan and Outstanding Awards

We currently maintain the 2014 Stock Option Plan of Hotshine Holdings, Inc., or the 2014 Plan, which provides for the issuance of stock option awards to our eligible employees (including our named executive officers), consultants and directors. The 2014 Plan provides our eligible service providers the opportunity to participate in the equity appreciation of our business and incentivizes them to work towards our long-term performance goals. We believe that such awards function as a compelling incentive and retention tool.

As described in further detail below in the Outstanding Equity Awards at Fiscal Year End Table and related footnotes, prior to 2020, we granted stock options under the 2014 Plan to each of our named executive officers, 60% of which vest based on the passage of time and 40% of which vest based on performance. Mr. Lai was granted an option to purchase 11,145,024 shares of our common stock on September 3, 2014 originally at an exercise price of $1.05 per share (currently at an exercise price of $0.66 per share for the time-based vesting portion of the option, all of which is already vested, and $0.46 per share for the performance-based vesting portion of the option). Mr. Gold was granted an option to purchase 1,478,688 shares of our common stock on September 9, 2019 at an exercise price of $2.12 per share. Mr. Matheny was granted an option to purchase 371,520 shares of our common stock on each of September 3, 2014, July 15, 2015 and November 23, 2016, respectively, originally at an exercise price of $1.05, $1.05 and $1.25, respectively, per share (in each case, currently at an exercise price of $0.66 per share for the time-based vesting portion of the option and $0.46 per share for the performance-based vesting portion of the option). Mr. Lindsay was granted an option to purchase 743,040, 371,520 and 185,760 shares of our common stock on September 3, 2014, November 23, 2016 and

June 1, 2017, respectively, originally at an exercise price of $1.05, $1.25 and $1.05, respectively, per share (for the 2014 and 2016 options, currently at an exercise price of $0.66 per share for the time-based vesting portion of the option and $0.46 per share for the performance-based vesting portion of the option and, for the 2017 option, currently at an exercise price of $0.67 per share for each of the time-based vesting portion of the option and the performance-based vesting portion of the option). In each of December 2016 and May 2019, we paid out dividends to equityholders (including optionholders) which, among other things, resulted in the bifurcation and reduction of the exercise prices with respect to such optionholders’ outstanding time-based vesting and performance-based vesting options.

The time-based vesting portion of each option vests in five equal annual installments on each anniversary of the grant date (for Mr. Lai, September 3, 2014; for Mr. Gold, September 9, 2019; and for Mr. Matheny, September 3, 2014, July 15, 2015 and November 23, 2016, respectively; and for Mr. Lindsay, September 3, 2014, November 23, 2016 and June 1, 2017, respectively), subject to the named executive officer’s continued employment with us through each applicable vesting date. Messrs. Lai and Lindsay’s 2014 time-based vesting options vested in full on September 3, 2019, and Mr. Matheny’s 2014 and 2015 time-based vesting options vested in full on September 3, 2019 and July 15, 2020, respectively. The unvested portion of the time-based vesting options will accelerate in full upon a qualifying change in control of the Company, subject to the named executive officer’s continued employment with us through the consummation of such change in control.

The performance-based vesting portion of each option vests upon a performance measurement date (including a change in control or initial public offering) based on the return on LGP and its affiliates’ investment in the Company, subject to the named executive officer’s continued employment on such performance measurement date. To the extent LGP and its affiliates have received aggregate proceeds in respect of their investment in the Company in the form of cash or marketable securities that result in their attainment of an internal rate of return of at least 17.5% or a multiple of invested capital of at least 2.5 (taking into account the value of their equity securities in the Company retained immediately after such performance measurement date), 50% of the performance-based vesting options will vest on the applicable performance measurement date. Further, to the extent LGP and its affiliates have received aggregate proceeds in respect of their investment in the Company in the form of cash or marketable securities that result in their attainment of an internal rate of return of at least 20% or a multiple of invested capital of at least 3.0 (taking into account the value of their equity securities in the Company retained immediately after such performance measurement date), the remaining 50% of the performance-based vesting options will vest on the applicable performance measurement date. For the avoidance of doubt, the IPO constituted a performance measurement date under the applicable option agreements for purposes of the performance-based vesting portion of the options. Such performance-based options vested in full in connection with the IPO.

Upon a termination of employment due to the named executive officer’s death or disability prior to any performance measurement date, the performance-based vesting options will vest and become exercisable in an equivalent percentage to the corresponding time-based vesting options that have already vested as of the date of such termination and any remaining performance-based vesting options will be forfeited. In connection with the IPO, our board of directors determined to accelerate vesting and exercisability of the performance-based vesting portion of the options.

Rollover Plan

We currently maintain the Hotshine Holdings, Inc. 2014 Rollover Option Plan, or the Rollover Plan, covering certain rollover options to purchase shares of our common stock that was adopted in connection with the prior acquisition of Mister Car Wash Holdings, Inc. No named executive officers other than Mr. Lindsay hold any outstanding options under the Rollover Plan as of December 31, 2020. Mr. Lindsay was granted an option to purchase 157,683 shares of our common stock on August 21, 2014 at an exercise price of $0.27 per share. Mr. Lindsay’s option vested in full on August 21, 2014.

2021 Plan

We currently maintain the 2021 Incentive Award Plan, referred to herein as the 2021 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our Company and certain of its affiliates and to enable our Company and certain of its affiliates to obtain and retain the services of these individuals, which is essential to our long-term success. For additional information about the 2021 Plan, see “—Equity Plans—2021 Incentive Award Plan” below.

IPO Awards

In connection with the IPO, we granted stock options and restricted stock unit awards to certain of our employees, including our named executive officers, under the 2021 Plan. We granted, in the aggregate, options to purchase 2,086,437 shares of our common stock and restricted stock unit awards covering 1,639,868 shares of our common stock.

Under the 2021 Plan, Messrs. Lai, Gold, Matheny and Lindsay were granted an option to purchase 1,000,000, 187,500, 62,500 and 50,000 shares of our common stock, respectively, with an exercise price equal to $15.00 per share and a restricted stock unit award covering 400,000, 75,000, 25,000 and 20,000 shares of our common stock, respectively. Each such grant vests in five ratable installments on each of the first five anniversaries of the grant date, subject to the executive’s continued service through the applicable vesting dates.

Other Elements of Compensation

Retirement and Deferred Compensation Plans

We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we provide matching contributions in the 401(k) plan equal to 50% of a participant’s salary deferrals up to 3% of his or her compensation, subject to limits provided in the Code. These matching contributions are fully vested after one year of service to the Company. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan, and making matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

We also maintain a nonqualified deferred compensation plan in which certain of our eligible employees, including certain of our named executives officers, participate. Under this plan, participants may defer the payment of eligible salary and incentive compensation until certain specified payment dates.

Employee Benefits and Perquisites

Health and Welfare Plans

All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

•	medical, dental and vision benefits;

•	short-term and long-term disability insurance; and

•	life and accidental death & dismemberment insurance.

In addition, certain of our key employees (including our named executive officers) are eligible to participate in supplemental executive disability insurance. The amount of executive disability insurance premiums paid by us on behalf of each named executive officer are set forth above in the Summary Compensation Table in the column entitled “All Other Compensation.”

Other Benefits and Perquisites

We maintain a Company aircraft that is used primarily for business air travel by our executive officers. From time to time, Mr. Lai uses the Company aircraft for personal air travel pursuant to guidelines approved by our board of directors. On certain occasions, Mr. Lai’s family members and guests may accompany him on a flight. For 2020, the value of the aggregate incremental costs associated with Mr. Lai’s personal usage of Company aircraft was $105,439. We determine the incremental costs of the personal use of Company aircraft based on the variable operating costs to us, which includes (i) aircraft fuel expenses per hour of flight; (ii) certain variable repair and maintenance expenses; (iii) remote hangar, landing, ramp, and airport fees; (iv) customs, foreign permit and similar fees; (v) crew travel expenses; (vi) supplies and catering; and (vii) passenger ground transportation. Flights where there are no passengers on Company aircraft (so-called “deadhead” flights) are allocated to Mr. Lai when in connection with personal use. Because Company aircraft is used primarily for business travel, this methodology excludes fixed costs that do not change based on usage, such as aircraft permanent hangar rent, insurance, depreciation and pilot salaries.

In addition, we provide Mr. Lai with a car allowance and Messrs. Lai, Gold, Matheny and Lindsay with cell phone allowances. The actual car and cell phone allowance amounts paid to our named executive officers for 2020 are set forth above in the Summary Compensation Table in the column entitled “All Other Compensation.”

We believe the benefits and perquisites described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.

Tax Gross-Ups

Mr. Lai received a tax gross-up of $15,725 in 2020 associated with the income associated with his Company aircraft usage. In general, no other named executive officers receive tax gross-ups from the Company.

Stock Ownership Guidelines

In connection with the IPO, we adopted executive officer and director stock ownership guidelines that are applicable to our executive officers, including our named executive officers, and non-employee directors other than those directors affiliated with LGP or an affiliate thereof. Our executive officers and applicable non-employee directors are expected to satisfy the applicable guidelines set forth below within five years of the later of (i) the effective date of the IPO and (ii) the date of such individual’s appointment to a position with the Company that is subject to such guidelines, and to hold at least such minimum value in shares of common stock for so long as they are an executive officer or non-employee director, as applicable, thereafter.

Executive	Salary Multiple Threshold ($)
Chief Executive Officer	5x annual base salary
Other Executive Officers	3x annual base salary
Directors	5x annual cash retainer

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of shares of common stock underlying outstanding stock option awards for each named executive officer as of December 31, 2020 and does not give effect to any subsequent grants, exercises or sales, including those made in connection with the IPO. The numbers set forth in the table below have been adjusted to reflect the 96-for-1 stock split effected in connection with the IPO.

			Option Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
John Lai	09/03/2014	(1)	6,686,976	—	—	0.66	09/03/2024
	09/03/2014	(2)	—	—	4,458,048	0.46	09/03/2024
Jedidiah Gold	09/09/2019	(1)	177,446	709,786	—	2.12	09/09/2029
	09/09/2019	(2)	—	—	591,456	2.12	09/09/2029
Joseph Matheny	09/03/2014	(1)	222,912	—	—	0.66	09/03/2024
	09/03/2014	(2)	—	—	148,608	0.46	09/03/2024
	07/15/2015	(1)	222,912	—	—	0.66	07/15/2025
	07/15/2015	(2)	—	—	148,608	0.46	07/15/2025
	11/23/2016	(1)	178,329	44,583	—	0.66	11/23/2026
	11/23/2016	(2)	—	—	148,608	0.46	11/23/2026
Casey Lindsay	08/21/2014	(3)	157,683	—	—	0.27	08/18/2023
	09/03/2014	(1)	445,824	—	—	0.66	09/03/2024
	09/03/2014	(2)	—	—	297,216	0.46	09/03/2024
	11/23/2016	(1)	178,329	44,583	—	0.66	11/23/2026
	11/23/2016	(2)	—	—	148,608	0.46	11/23/2026
	06/01/2017	(1)	66,873	44,583	—	0.67	06/01/2027
	06/01/2017	(2)	—	—	74,304	0.67	06/01/2027

(1)

Each such time-based vesting option vests in five annual equal installments on each anniversary of the grant date, subject to the named executive officer’s continued employment through each applicable vesting date. Messrs. Lai, Matheny and Lindsay’s 2014 options and Mr. Matheny’s 2015 options are fully vested. Any unvested portion of the option will accelerate in full upon a qualifying change in control of the Company, subject to the named executive officer’s continued employment through the consummation of such change in control.

(2)

Such performance-based vesting options vest, subject to the named executive officer’s continued employment, with respect to 50% of such option when LGP and its affiliates have received aggregate proceeds in respect of their investment in the Company in the form of cash or marketable securities that result in their attainment of an internal rate of return of at least 17.5% or a multiple of invested capital of at least 2.5 (taking into account the value of their equity securities in the Company retained immediately after such performance measurement date), and the remaining 50% of such option when LGP and its affiliates have received aggregate proceeds in respect of their investment in the Company in the form of cash or marketable securities that result in their attainment of an internal rate of return of at least 20% or a multiple of invested capital of at least 3.0 (taking into account the value of their equity securities in the Company retained immediately after such performance measurement date). Such options vested in full in connection with the IPO.

(3)	The option is fully vested.

Executive Compensation Arrangements

Below is a written description of our employment arrangement with our Chief Executive Officer, Mr. Lai. We have not entered into employment agreements with our other named executive officers, Messrs. Gold, Matheny and Lindsay. Each of our other named executive officers’ employment is “at will” and may be terminated at any time without notice or the payment of severance.

Previous Employment Agreement with John Lai

On March 4, 2014, we entered into an employment agreement with Mr. Lai providing for his employment as our Chief Executive Officer, as was subsequently amended October 10, 2014 (the “Previous CEO Agreement”). Such agreement was replaced by the New CEO Agreement (as defined below) in connection with the IPO.

Pursuant to the Previous CEO Agreement, Mr. Lai was entitled to an initial annual base salary of $350,000 (increased to $600,000 effective October 2018). The Previous CEO Agreement also provided that Mr. Lai was eligible to receive a performance-based cash bonus of 75% of his base salary (set at $600,000 effective October 2018), paid quarterly, based on the achievement of performance objectives established by the Company in its discretion.

Pursuant to the Previous CEO Agreement, if Mr. Lai’s employment was terminated by us without Cause (as defined below), then, subject to his timely execution and non-revocation of a release of claims, he was entitled to (i) a base severance amount equal to his then current base monthly salary for a period of 18 consecutive months and (ii) the maximum target incentive compensation, or $600,000. In addition, if Mr. Lai’s employment was terminated by reason of his death or Disability (as defined below), then he was entitled to receive continued base salary payments through the end of the month in which the date of such termination occurs in accordance with our customary payroll practices.

For purposes of the Previous CEO Agreement, “Cause” means: (i) commission of, conviction of, or entry of a plea by executive of nolo contendere to a felony that is materially detrimental to the Company, its reputation, or its shareholders; (ii) malfeasance, willful or gross misconduct, or willful dishonesty by executive that materially and adversely affects the business or affairs of the Company, its reputation, or its stockholders; (iii) conviction of or entry of a plea of nolo contendere to a crime involving fraud; (iv) material violation by executive of the Company’s ethics/policy code, including breach of duty of loyalty to the Company; (v) willful failure by executive to perform his duties and responsibilities under the CEO Agreement, which failure has not been cured by executive within 15 days after written notice thereof to executive from the Company; (vi) inappropriate use or disclosure by executive of the confidential information and trade secrets of the Company in violation of the CEO Agreement that adversely affects the business or affairs of the Company in a material way; and (vii) material breach by executive not caused by the Company of any terms and conditions of the CEO Agreement, or the Security Holder Agreement, which breach has not been cured by executive within 15 days after written notice thereof to executive from the Company.

For purposes of the Previous CEO Agreement, “Disability” means the inability of executive to perform on a full-time basis the duties and responsibilities of his employment with the Company, or any other position or occupation for which he is reasonably qualified considering executive’s age, education and past work experience, by reason of his illness or other severe physical or mental impairment or condition that has lasted or is expected to last in excess of 12 months, if such inability continues for an uninterrupted period of 180 days or more during any 360 day period. A period of inability shall be “uninterrupted” unless and until executive returns to full-time work for a continuous period of at least 30 days.

The Previous CEO Agreement contained 12-month post-termination non-competition and non-solicitation of employees and suppliers covenants, as well as perpetual confidentiality and mutual non-disparagement covenants.

Existing Employment Agreement with John Lai

In June 2021, we entered into a new employment agreement with Mr. Lai (the “New CEO Agreement”).

Pursuant to the New CEO Agreement, Mr. Lai is entitled to an annual base salary of $1,000,000 and an annual performance-based bonus based on the achievement of performance targets set by our board of directors or its delegate with a target bonus opportunity of 100% of his annual base salary. Under the New CEO Agreement, Mr. Lai is also entitled to personal use of the Company’s aircraft pursuant to the terms and guidelines set forth in the Company’s aircraft usage policy then in effect.

Mr. Lai will be entitled to severance benefits in the event of certain qualifying terminations of employment pursuant to the Severance Plan, as described below.

The New CEO Agreement also provides for a Code Section 280G “cutback” such that payments or benefits that he receives in connection with a change in control will be reduced to the extent necessary to avoid the imposition of any excise tax under Code Sections 280G and 4999 if such reduction would result in a greater after-tax payment amount to Mr. Lai.

The New CEO Agreement contains perpetual confidentiality and non-disparagement covenants as well as 18 month post-termination non-competition and non-solicitation covenants.

Executive Severance Plan

In connection with the IPO, we adopted the Executive Severance Plan, or the Severance Plan, pursuant to which our senior executives, including our named executive officers, may receive severance benefits in connection with certain terminations of employment.

In the event a covered employee is terminated by the Company without Cause (as defined below), or a covered employee terminates his or her employment for Good Reason (as defined below), in each case, at any time other than during the period beginning 6 months before and ending on the 24 month anniversary of a Change in Control (as defined in the 2021 Plan) (the “Protection Period”), then such participant will be entitled to receive:

•

For the duration of such participant’s severance period (for Mr. Lai, up to 18 months; and for Messrs. Gold, Matheny and Lindsay, up to 12 months) (the “Severance Period”), an amount equal to the product of (i) such participant’s base salary rate in effect immediately prior to his or her termination (the “Base Salary Rate”), divided by 12 and (ii) the number of year(s) of such participant’s credited service with the Company Group (the “Severance Payment”); provided that, such participant’s Severance Payment shall not exceed (a) 1.5x the participant’s Base Salary Rate, in the case of the Company’s Chief Executive Officer, or (b) 1x the participant’s Base Salary Rate, in the case of any other covered employee;

•

A lump-sum cash payment equal to the cash bonus with respect to the fiscal year in which such participant’s termination of employment occurs, based on actual achievement of any applicable Company performance goals or objectives and any applicable individual performance goals or objectives, prorated for the number of days the participant was employed during that fiscal year (the “Prorated Bonus”);

•

Payment or reimbursement of such participant’s and his or her covered eligible dependents’ health insurance coverage under COBRA for up to the number of year(s) or partial years equal to such participant’s Severance Period; and

•	Accelerated vesting of such participant’s outstanding equity to the extent provided in any written agreement between such participant and the Company.

In the event a covered employee is terminated by the Company without Cause, or a covered employee terminates his or her employment for Good Reason, in each case, during the Protection Period, then such participant will be entitled to receive:

•

A lump-sum cash payment equal to the product of (i) such participant’s change in control severance multiplier (for Mr. Lai, 2.0; and for Messrs. Gold, Matheny and Lindsay, 1.5) (the “CIC Severance Multiplier”) and (ii) the sum of such participant’s Base Salary Rate and target annual bonus for the fiscal year in which such termination of employment occurs;

•	A lump-sum cash payment equal to the Prorated Bonus;

•

Payment or reimbursement of such participant’s and his or her covered eligible dependents’ health insurance coverage under COBRA for up to the number of years equal to such participant’s CIC Severance Multiplier; and

•	Accelerated vesting of such participant’s outstanding equity to the extent provided in any written agreement between such participant and the Company.

Receipt of severance benefits under the Severance Plan is subject to: (a) the covered employee’s compliance with certain restrictive covenants, including (i) 18 month post-termination non-competition and non-solicitation of customers and employees covenants, (ii) a perpetual confidentiality covenant and (iii) a perpetual non-disparagement covenant in favor of the Company; and (b) the covered employee’s execution of a general release of claims.

In addition, in the event of death or Disability, a covered employee will be entitled to receive accelerated vesting of such participant’s outstanding equity to the extent provided in any written agreement between such participant and the Company.

For purposes of the Severance Plan, “Cause” has the meaning provided therefor in a written employment agreement between the employee and any member of the Company Group in effect at the applicable time, if any, or, if the participant is not at the time party to an effective employment agreement with a “Cause” definition, then “Cause” means any of the following: (i) commission of, conviction of, or entry of a plea by the participant of nolo contendere to a felony that is materially detrimental to the Company Group, its reputation, or its respective stockholders; (ii) malfeasance, willful or gross misconduct, or willful dishonesty of the participant that materially and adversely affects the business or affairs of the Company Group, its reputation, or its respective stockholders; (iii) conviction of or entry of a plea by the participant of nolo contendere to a crime involving fraud; (iv) material violation by the participant of the ethics/policy code of the Company Group, including breach of duty of loyalty to the Company or any other member of the Company Group; (v) willful failure by the participant to perform his duties and responsibilities hereunder or under any employment agreement between the participant and any member of the Company Group, which failure has not been cured by the participant within 15 days after written notice thereof to the participant from the Company; (vi) inappropriate use or disclosure by the participant of proprietary information in violation of any employment agreement, stockholders agreement or any other written agreement between the participant and any member of the Company Group that adversely affects the business or the affairs of the Company Group in a material way; or (vii) material breach by the participant not caused by the Company Group of any terms and conditions of any employment agreement, stockholders agreement or any other written agreement between the participant and any member of the Company Group, which breach has not been cured by the participant within 15 days after written notice thereof to the participant from the Company or any other member of the Company Group.

For purposes of the Severance Plan, “Company Group” means the group consisting of the Company and each present or future parent and subsidiary corporation or other business entity thereof.

For purposes of the Severance Plan, “Disability” means that the participant has become entitled to receive benefits under an applicable Company long-term disability plan or, if no such plan covers the participant, that the administrator has made a good faith determination that the participant has become physically or mentally incapacitated or disabled such that the participant is unable to perform for the Company substantially the same services as the participant performed prior to incurring such incapacity or disability, and such incapacity or disability exists for an aggregate of four calendar months in any 12 month period. In connection with making such determination, the Company, at its option and expense, shall be entitled to select and retain a physician to confirm the existence of such incapacity or disability, and the determination made by such physician shall be binding on the parties for the purposes of the Severance Plan.

For purposes of the Severance Plan, “Good Reason” means the occurrence of any of the following conditions without the participant’s consent unless the Company fully corrects the circumstances constituting Good Reason on or prior to the applicable cure period noted below: (i) a material diminution in the participant’s position, authority, duties or responsibilities, excluding for this purpose any isolated, insubstantial or inadvertent actions not taken in bad faith and which are remedied by the Company promptly after receipt of notice thereof given by the participant; (ii) a material reduction in the participant’s base salary, as the same may be increased from time to time (other than in connection with across-the-board base salary reductions of all or substantially all similarly situated employees of the Company); or (iii) a material change in the geographic location of the participant’s principal location as of the date of the Severance Plan, which shall, in any event, include only a relocation of more than 50 miles from such principal location. Notwithstanding the foregoing, the participant will not be deemed to have resigned for Good Reason unless (a) the participant provides the Company with written notice setting forth in reasonable detail the facts and circumstances claimed by the participant to constitute Good Reason within 30 days after the date of the occurrence of any event that the participant knows or should reasonably have known to constitute Good Reason, (b) the Company fails to cure such acts or omissions within 30 days following its receipt of such notice, and (c) the effective date of the participant’s termination for Good Reason occurs no later than 30 days after the expiration of the Company’s cure period.

Director Compensation

As of December 31, 2020, no non-employee directors received compensation for their service on our board of directors.

In connection with the IPO, we adopted a non-employee director compensation policy that is applicable to each of our non-employee directors (other than those who are affiliated with LGP). Pursuant to this non-employee director compensation policy, each such non-employee director will receive a mixture of cash and equity compensation.

Pursuant to this policy, each eligible non-employee director will receive an annual cash retainer of $75,000 that will be paid quarterly in arrears. The chairperson of the audit committee will receive an additional annual cash retainer of $25,000, the chairperson of the compensation committee will receive an additional annual cash retainer of $25,000, and the chairperson of the nominating and governance committee will receive an additional annual cash retainer of $25,000.

Also, pursuant to this policy, we intend to grant all eligible non-employee directors an initial equity award of restricted stock units that has a grant date value of $100,000 upon election to our board of directors, and thereafter an annual equity award of restricted stock units that has a grant date value of $100,000, in each case, which will vest in full on the earlier of (i) the next occurring annual meeting of our stockholders or (ii) the first anniversary of the grant date, subject to the non-employee director’s continued service through the applicable vesting date. Each non-employee director serving at the time of the IPO received a one-time restricted stock unit award with a grant date value of $100,000 in connection with the IPO, which will vest on the first anniversary of the grant date, subject to the non-employee director’s continued service through the applicable vesting date.

Equity Plans

Rollover Plan and 2014 Plan

We currently maintain our Rollover Plan and 2014 Plan, as described above. No further stock options will be granted under the Rollover Plan or the 2014 Plan.

2021 Incentive Award Plan

We currently maintain the 2021 Plan, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2021 Plan are summarized below.

Eligibility and Administration

Our employees, consultants and directors, and the employees and consultants of our parents and subsidiaries, will be eligible to receive awards under the 2021 Plan. The 2021 Plan is administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the “plan administrator” below), subject to certain limitations that may be imposed under the 2021 Plan, Section 16 of the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator has the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2021 Plan, subject to its express terms and conditions. The plan administrator sets the terms and conditions of all awards under the 2021 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available

The aggregate number of shares initially available for issuance under the 2021 Plan is 29,800,000, which includes any shares available for issuance under the 2014 Plan as of the effective date of the 2021 Plan or subject to awards under the 2014 Plan that are forfeited or lapse unexercised and, following the effective date of the 2021 Plan, are not issued under the 2014 Plan. No more than 50,000,000 shares of common stock may be issued under the 2021 Plan upon the exercise of incentive stock options. Shares available under the 2021 Plan may be authorized but unissued shares, shares purchased on the open market or treasury shares.

If any shares subject to an award under the 2021 Plan are forfeited, expire, are converted to shares of another entity in connection with certain corporate events, are surrendered pursuant to an “exchange program” (as described below) or such award is settled for cash, or any shares subject to an award under the 2014 Plan are surrendered pursuant to an exchange program, any shares subject to such award shall, to the extent of such forfeiture, expiration or cash settlement, be again available for new grants under the 2021 Plan. Further, the following shares shall be again available for grant under the 2021 Plan: (i) shares tendered or withheld to satisfy the exercise price or tax withholding obligations associated with an award; (ii) shares subject to a stock appreciation right, or SAR, or other stock-settled award that are not issued in connection with the stock settlement of the SAR or other stock-settled award on its exercise; and (iii) shares purchased on the open market with the cash proceeds from the exercise of options. However, notwithstanding the foregoing, after the tenth anniversary of the earlier of (a) the date on which our board of directors adopts the 2021 Plan and (b) the date on which our stockholders approve the 2021 Plan, no shares shall again be available for future grants of awards under the 2021 Plan to the extent that such return of shares would at such time cause the 2021 Plan to constitute a “formula plan” or a “material revision” of the 2021 Plan subject to shareholder approval under then-applicable rules of the NYSE or any other applicable exchange or quotation system.

Awards granted under the 2021 Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by an entity in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock, will not reduce the shares available for grant under the 2021 Plan.

The 2021 Plan provides that the sum of any cash compensation and the aggregate grant date fair value of all awards granted to a non-employee director pursuant to the 2021 Plan as compensation for services as a non-employee director during any calendar year shall not exceed the amount equal to $750,000; provided that such limit shall be increased to $1,000,000 with respect to a non-employee director serving as lead independent director or chairperson of our board of directors or a non-employee director with respect to his or her first year as a director. The plan administrator may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the plan administrator may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving non-employee directors.

Awards

The 2021 Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, restricted stock, dividend equivalents, restricted stock units, or RSUs, other stock-based awards, stock appreciation rights, or SARs, and cash awards. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the 2021 Plan. Certain awards under the 2021 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2021 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

•

Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders) and, unless otherwise specified in a stock option award agreement or by a stock option holder in writing, each vested and exercisable and in-the-money stock option automatically exercises on the last business day of such term. Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

•

SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction). The term of a SAR may not be longer than ten years and, unless otherwise specified in a SAR award agreement or by a SAR holder in writing, each vested and exercisable and in-the-money SAR automatically exercises on the last business day of such term. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

•

Restricted Stock and RSUs. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine. Holders of restricted stock generally have all of the rights of a stockholder upon the issuance of restricted stock. RSU holders have no rights of a stockholder with respect to shares subject to RSUs unless and until such shares are delivered in settlement of the RSUs. In the sole discretion of the plan administrator, RSUs may also be settled for an amount of cash equal to the fair market value of the shares underlying the RSU on the RSU’s maturity date, or a combination of cash and shares.

•

Other Stock or Cash-Based Awards. Other stock or cash-based awards are awards of cash, fully vested shares of our common stock and other awards denominated in, linked to, or derived from shares of our common stock or value metrics related to our shares. Other stock or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Conditions applicable to other stock or cash-based awards may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

•

Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award terminates or expires, as determined by the plan administrator. Dividend equivalents paid with respect to an award that are based on dividends paid prior to the vesting of such award shall only be paid out to the extent the vesting conditions of the award are satisfied and the award vests.

•

Performance Awards. Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the plan administrator may determine, which may or may not be objectively determinable. Performance criteria upon which performance goals are established by the plan administrator may include but are not limited to: (i) net earnings or losses (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation, (D) amortization and (E) non-cash equity-based compensation expense); (ii) gross or net sales or revenue or sales or revenue growth; (iii) net income (either before or after taxes); (iv) adjusted net income; (v) operating earnings or profit (either before or after taxes); (vi) cash flow (including, but not limited to, operating cash flow and free cash flow); (vii) return on assets; (viii) return on capital (or invested capital) and cost of capital; (ix) return on stockholders’ equity; (x) total stockholder return; (xi) return on sales; (xii) gross or net profit or operating margin; (xiii) costs, reductions in costs and cost control measures; (xiv) expenses; (xv) working capital; (xvi) earnings or loss per share; (xvii) adjusted earnings or loss per share; (xviii) price per share or dividends per share (or appreciation in and/or maintenance of such price or dividends); (xix) regulatory achievements or compliance (including, without limitation, regulatory body approval for commercialization of a product); (xx) implementation or completion of critical projects; (xxi) market share; (xxii) economic value; (xxiii) individual employee performance; or (xxiv) any combination of the foregoing, any of which may be measured either in absolute terms for us or any operating unit of our company or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices.

Certain Transactions and Adjustments

The plan administrator has broad discretion to take action under the 2021 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain nonreciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2021 Plan and outstanding awards. Individual award agreements may provide for accelerated vesting and payment provisions. In addition, the plan administrator has discretion to institute and determine the terms and conditions of an exchange program pursuant to which outstanding awards may be surrendered or cancelled in exchange for awards of the same type

(which may have higher or lower exercise prices and different terms), awards of a different type, and/or cash, under which participants have the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the plan administrator, or under which the exercise price of an outstanding award may be reduced or increased.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments

The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2021 Plan are generally non-transferable, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2021 Plan, the plan administrator may, in its discretion, accept cash or check, provide for net withholding of shares, allow shares of our common stock that meet specified conditions to be repurchased, allow a “market sell order” or such other consideration as it deems suitable.

Plan Amendment and Termination

Our board of directors may amend or terminate the 2021 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2021 Plan. No ISO may be granted pursuant to the 2021 Plan after the tenth anniversary of the earlier of (a) the date on which our board of directors adopts the 2021 Plan and (b) the date on which our stockholders approve the 2021 Plan.

2021 Employee Stock Purchase Plan

We currently maintain the 2021 Employee Stock Purchase Plan, or the ESPP. The material terms of the ESPP are summarized below.

Shares Available and Administration

A total of 5,000,000 shares of our common stock is reserved for issuance under our ESPP. In addition, the number of shares available for issuance under the ESPP will be annually increased on January 1 of each calendar year beginning in 2022 and ending on and including 2031, by an amount equal to the lesser of (a) 0.5% of the shares outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of shares as determined by our board of directors, provided that no more than 16,250,000 shares of our common stock may be issued under the ESPP. Our board of directors or the compensation committee will have authority to interpret the terms of the ESPP and determine eligibility of participants. The compensation committee of our board of directors is the initial administrator of the ESPP (referred to as the “plan administrator” below).

Eligibility

Our employees, other than employees who, immediately after the grant of a right to purchase common stock under the ESPP, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our common or other class of stock, will be eligible to participate in the ESPP. However, consistent with Section 423 of the Code the plan administrator may provide that other groups of employees, including without limitation those customarily employed by us for fewer than 20 hours per week or fewer than five months in any calendar year, will not be eligible to participate in the ESPP.

Grant of Rights

The ESPP will be intended to qualify under Section 423 of the Code and shares of our common stock will be offered under the ESPP during offering periods. The length of the offering periods under the ESPP will be determined by the plan administrator and may be up to 27 months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day in each purchase period. Offering periods under the ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods. The first offering period commenced on the date the registration statement of which this prospectus forms a part becomes effective and will end on November 9, 2021, with subsequent offering periods of six month thereafter unless otherwise determined by the plan administrator.

The ESPP will permit participants to purchase common stock through payroll deductions of up to a specified percentage of their eligible compensation, which includes a participant’s gross cash compensation for services to us. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period. In addition, no employee will be permitted to accrue the right to purchase stock under the ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first day of the offering period).

The plan administrator in its discretion may also establish a cashless participation program such that participants may exercise their right to purchase shares by means other than payroll deduction.

On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares of our common stock. The option will expire on the earlier of (a) the last purchase date of the applicable offering period, (b) the last day of the applicable offering period or (c) the date on which the participant withdraws from the ESPP, and will be exercised on each purchase date during such offering period to the extent of the payroll deductions accumulated during the offering period. Unless the plan administrator otherwise determines, the purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the purchase date. Participants may voluntarily end their participation in the ESPP prior to the end of the applicable offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation will end automatically upon a participant’s termination of employment.

A participant will not be permitted to transfer rights granted under the ESPP other than by will, the laws of descent and distribution, and are generally exercisable only by the participant.

Certain Transactions and Adjustments

In the event of certain transactions or events affecting our common stock, such as any stock dividend or other distribution, change in control, reorganization, merger, consolidation or other corporate transaction, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In addition, in the event of the foregoing transactions or events or certain significant transactions, the plan administrator may provide for (1) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (2) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (3) the adjustment in the number and type of shares of stock subject to outstanding rights, (4) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (5) the termination of all outstanding rights.

Plan Amendment and Termination

The plan administrator may amend, suspend or terminate the ESPP at any time. However, stockholder approval will be obtained for any amendment to the ESPP that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP or as may otherwise be required under Section 423(b) of the Code or other applicable law.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of June 30, 2021 and as adjusted to reflect the sale of the shares of common stock by the selling stockholders by:

•	each person or entity who is known by us to beneficially own more than 5% of our common stock;

•	each of our directors and named executive officers;

•	all of our directors and executive officers as a group; and

•	each of the selling stockholders.

Information with respect to beneficial ownership has been furnished to us by each director, executive officer or stockholder listed in the table below, as the case may be. The amounts and percentages of our common stock beneficially owned are reported on the basis of rules of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days after June 30, 2021. More than one person may be deemed to be a beneficial owner of the same securities.

Percentage of beneficial ownership is based on 296,054,797 shares of common stock outstanding as of June 30, 2021. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable or that will become exercisable or will otherwise vest within 60 days of June 30, 2021 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated below, the address for each person or entity listed below is c/o Mister Car Wash, Inc., 222 East 5th Street, Tucson, Arizona, 85705.

Information concerning the selling stockholders may change from time to time. Any changes to the information provided below will be set forth in a prospectus supplement if and when necessary.

	Common Stock Beneficially Owned Before This Offering		Shares Being Sold in This Offering‡	Common Stock Beneficially Owned After This Offering
Name of Beneficial Owner	Number of Shares	Percentage of Total Outstanding Common Stock (%)		Number of Shares	Percentage of Total Outstanding Common Stock (%)
5% Stockholders
Green Equity Investors VI, L.P., Green Equity Investors Side VI, L.P., LGP Associates VI-A LLC and LGP Associates VI-B LLC (1)	229,779,656	77.6%	68,933,897	160,845,759	54.3%
Directors and Named Executive Officers
John Lai(2)	12,573,441	4.1%	3,772,032	8,692,552	2.9%
Jedidiah Gold(3)	768,902	*	230,671	515,390	*

	Common Stock Beneficially Owned Before This Offering		Shares Being Sold in This Offering‡	Common Stock Beneficially Owned After This Offering
Name of Beneficial Owner	Number of Shares	Percentage of Total Outstanding Common Stock (%)		Number of Shares	Percentage of Total Outstanding Common Stock (%)
Joseph Matheny (4)	1,255,374	*	376,612	873,243	*
John Danhakl(1)	229,779,656	77.6%	68,933,897	160,845,759	54.3%
Jonathan Seiffer(1)	229,779,656	77.6%	68,933,897	160,845,759	54.3%
J. Kristofer Galashan(1)	229,779,656	77.6%	68,933,897	160,845,759	54.3%
Jeffrey Suer	—	—	—	—	—
Casey Lindsay(5)	1,344,640	*	403,392	929,573	*
Jodi Taylor	—	—	—	—	—
Susan Docherty	—	—	—	—	—
Dorvin Lively	—	—	—	—	—
All directors and executive officers as a group (13 persons)(6)	247,403,105	79.9%	74,220,932	173,022,817	55.9%
Other Selling Stockholders:
Crescent Mezzanine Partners(7)	9,716,037	3.3%	2,914,811	6,801,226	2.3%
Penfund Capital Fund TC Limited Partnership(8)	1,821,757	*	546,527	1,275,230	*
Mayra Chimienti(9)	1,033,629	*	310,089	716,950	*
Lisa Funk(10)	647,463	*	194,239	449,350	*
David Hail(11)	1,963,941	*	589,182	1,374,759	*
All Other Selling Stockholders(12)	2,235,313	*	670,593	1,564,720	*

*	Represents beneficial ownership of less than 1% of our outstanding common stock.
‡	Assumes the sale by the selling stockholders of all shares of our common stock registered pursuant to this prospectus.
(1)

Voting and investment power with respect to the shares of our common stock held by Green Equity Investors VI, L.P., and Green Equity Investors Side VI, L.P., LGP Associates VI-A LLC and LGP Associates VI-B LLC, or collectively, Green VI, is shared. Messrs. Danhakl, Seiffer and Galashan may also be deemed to share voting and investment power with respect to such shares due to their positions with affiliates of Green VI, and each disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Mr. Jeffrey Suer is an investment professional with affiliates of Green VI. Each of the foregoing individuals’ address is c/o Leonard Green & Partners, L.P., 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025. For a description of certain relationships between us and LGP, please refer to “Certain Relationships and Related Party Transactions.”

(2)	Represents (i) 3,702,345 shares of our common stock and (ii) 8,871,096 shares of our common stock underlying options to purchase common stock that are exercisable within 60 days of June 30, 2021.
(3)	Represents 768,902 shares of our common stock underlying options to purchase common stock that are exercisable within 60 days of June 30, 2021.
(4)	Represents (i) 185,397 shares of our common stock and (ii) 1,069,977 shares of our common stock underlying options to purchase common stock that are exercisable within 60 days of June 30, 2021.
(5)	Represents (i) 52,800 shares of our common stock and (ii) 1,291,840 shares of our common stock underlying options to purchase common stock that are exercisable within 60 days of June 30, 2021.
(6)	Represents (i) 233,976,159 shares of our common stock and (ii) 13,426,946 shares of our common stock underlying options to purchase common stock that are exercisable within 60 days of June 30, 2021.
(7)

The address for Crescent Mezzanine Partners is 11100 Santa Monica Boulevard, Suite 2000, Los Angeles, CA 90025. Certain affiliates of Crescent Mezzanine Partners are lenders under our First Lien Term Loan and, prior to the IPO, were lenders under our Second Lien Term Loan.

(8)

The address for Penfund Capital Fund TC Limited Partnership is 333 Bay Street, suite 610, Toronto, Ontario Canada M5H2R2. Certain affiliates of Penfund Capital Fund TC Limited Partnership were, prior to the IPO, lenders under our Second Lien Term Loan.

(9)	Represents (i) 255,961 shares of our common stock and (ii) 777,668 shares of our common stock underlying options to purchase common stock that are exercisable within 60 days of June 30, 2021.
(10)	Represents 647,463 shares of our common stock underlying options to purchase common stock that are exercisable within 60 days of June 30, 2021.
(11)

David Hail is our Senior Vice President of Store Development. The shares above represent (i) 1,220,901 shares of our common stock and (ii) 743,040 shares of our common stock underlying options to purchase common stock that are exercisable within 60 days of June 30, 2021.

(12)	Represents shares held by five selling stockholders not listed above, who as a group, owned less than 1% of the outstanding common stock as of June 30, 2021.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions to which we were a party since January 1, 2018 in which the amount involved exceeded or will exceed $120,000, and in which any of our executive officers, directors or holders of more than 5% of any class of our voting securities, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Stockholders Agreement

Prior to the IPO, we were party to a stockholders agreement with LGP, certain of our executive officers and certain other stockholders. The stockholders agreement contained, among other things, certain restrictions on the ability of LGP and our other stockholders to freely transfer shares of our stock, a right of first refusal to us and LGP for other stockholders’ shares, a repurchase right for us for certain shares held by management stockholders and drag-along and tag-along rights in connection with certain transfers of shares by LGP. It also provided that each party to the stockholders agreement agrees to vote all of their shares to elect the initial individuals designated to serve on our board, and for registration rights.

In connection with the IPO, we amended and restated the stockholders agreement, which we refer to as the Stockholders Agreement and which includes provisions pursuant to which we granted the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our common stock held by LGP, and the right to LGP and certain other stockholders to piggyback on such registration statements in certain circumstances. These shares represent approximately 83% of our common stock as of the date of this prospectus. These shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates. The Stockholders Agreement also requires us to indemnify such stockholders in connection with any registrations of our securities. In addition, the Stockholders Agreement provides that LGP is entitled to designate individuals to be included in the slate of nominees recommended by our board of directors for election to our board of directors, so as to ensure that the composition of our board of directors and its committees complies with the provisions of the Stockholders Agreement related to the composition of our board of directors and its committees, which are discussed under “Management—Composition of the Board of Directors” and “Management—Committees of the Board of Directors.”

Management Services Agreement

Prior to the IPO, we were party to a management services agreement with the advisory affiliate of LGP, pursuant to which LGP agreed to provide certain management and financial services. In each of 2018 and 2019, we paid $1.0 million in fees and out of pocket expenses to LGP under the management services agreement. Due to the impact of the COVID-19 pandemic, starting in April 2020, the management fee payable to LGP was forgiven until the end of 2020. We paid $250,000 in fees and out of pocket expenses to LGP under the management services agreement in 2020. The management services agreement with LGP terminated without any termination payment automatically upon the closing of the IPO, subject to the survival of certain obligations, including as to indemnification. LGP does not now provide managerial services to us in any form.

Credit Facilities

An affiliate of LGP was a lender under the Second Lien Term Loan pursuant to an incremental amendment to the Second Lien Term Loan which we entered into on March 31, 2020 for an additional $5.6 million of term loans. We used a portion of the proceeds we received in the IPO to repay all outstanding borrowings on the Second Lien Term Loan. Prior to their repayment, the Second Lien Term Loan accrued interest at a rate of 10.0% per annum.

Indemnification Agreements

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL, subject to certain exceptions contained in our amended and restated bylaws. In addition, our amended and restated certificate of incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty.

We entered into indemnification agreements with each of our executive officers and directors in connection with the IPO. The indemnification agreements will provide the indemnitees with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.

There is no pending litigation or proceeding naming any of our directors or officers for which indemnification is being sought, and we are not aware of any pending litigation that may result in claims for indemnification by any director or executive officer.

Our Policy Regarding Related Party Transactions

Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests or improper valuation (or the perception thereof). In connection with the IPO, our board of directors adopted a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly held common stock that is listed on The New York Stock Exchange. Under such policy, a related person transaction (as defined in the policy), and any material amendment or modification to a related person transaction, will be reviewed and approved or ratified by a committee of the board of directors composed solely of independent directors who are disinterested or by the disinterested members of the board of directors.

In connection with the review and approval or ratification of a related person transaction:

•

management will disclose to the committee or disinterested directors, as applicable, information such as the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction and other the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;

•

management will advise the committee or disinterested directors, as applicable, as to other relevant considerations such as whether the related person transaction conflicts with the terms of our agreements governing our material outstanding indebtedness that limit or restricts our ability to enter into a related person transaction; and

•	related person transactions will be disclosed in our applicable filings under the Securities Act or the Exchange Act, and related rules, and, to the extent required.

In addition, the related person transaction policy will provide that the committee or disinterested directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee’s status as an “independent,” or “non-employee” director, as applicable, under the rules and regulations of the SEC.

DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock and provisions of our amended and restated certificate of incorporation and our amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part.

General

Our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. Unless the board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form. We urge you to read our amended and restated certificate of incorporation and our amended and restated bylaws.

Common Stock

Our amended and restated certificate of incorporation authorizes a total of 1,000,000,000 shares of common stock.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment in full of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. There will be no sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our amended and restated certificate of incorporation authorizes a total of 5,000,000 shares of preferred stock. As of the date of this prospectus, we have no shares of preferred stock issued or outstanding.

Under the terms of our amended and restated certificate of incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will depend upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs, restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our board of directors may consider relevant.

We have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Our ability to pay dividends will be limited by covenants in our existing indebtedness and may be limited by the agreements governing other indebtedness that we or our subsidiaries incur in the future. See “Description of Certain Indebtedness.” In addition, because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of The New York Stock Exchange. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Stockholders Agreement

In connection with the IPO, we entered into the Stockholders Agreement, pursuant to which LGP has specified board representation rights, governance rights and other rights. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Exclusive Venue

Our amended and restated certificate of incorporation and amended and restated bylaws require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware (or the federal district court for the District of Delaware or other state courts of the State of Delaware if the Court of Chancery in the State of Delaware does not have jurisdiction). The amended and restated certificate of incorporation and amended and restated bylaws also require that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Although we believe these provisions benefit us by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against our directors and officers. These provisions would not apply to any suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. To the maximum extent permitted from time to time by Delaware law, our amended and restated certificate of incorporation renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation also provides that, to the fullest extent permitted by law, none of LGP or any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that LGP or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person has no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted, to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has breached his or her duty of loyalty, failed to act in good faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from his or her actions as a director.

Our amended and restated bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Certain provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Classified Board of Directors

Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes, with each class serving three-year staggered terms. As a result, approximately one-third of our directors are expected to be elected each year. Pursuant to the terms of the Stockholders Agreement, directors designated by LGP may only be removed with or without cause by the request of LGP. In all other cases, our amended and restated certificate of incorporation provides that directors may only be removed from our board of directors for cause by the affirmative vote of at least two-thirds of the voting power of the then outstanding shares of voting stock, following such time as when LGP ceases to beneficially own, in the aggregate, 50% or more of the voting power of our common stock. Prior to that time, any individual director may be removed with or without cause by the affirmative vote of a majority of the confirmed voting power of our common stock. See “Management—Committees of the Board of Directors.” These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated certificate of incorporation provides that, after the date on which LGP ceases to beneficially own, in the aggregate, more than 50% in voting power of our common stock, special meetings of the stockholders may be called only by the chairperson of the board, a resolution adopted by the affirmative vote of the majority of the directors then in office and not by our stockholders or any other person or persons. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. In addition, any stockholder who wishes to bring business before an annual meeting or nominate directors must comply with the advance notice requirements set forth in our amended and restated bylaws. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control of us or our management.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation prohibits stockholder action by written consent (and, thus, requires that all stockholder actions be taken at a meeting of our stockholders) after the date on which LGP ceases to beneficially own, in the aggregate, 50% or more of the voting power of our common stock.

Approval for Amendment of Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation further provides that the affirmative vote of holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend certain provisions of our amended and certificate of incorporation, including provisions relating to the size of the board, removal of directors, special meetings, actions by written consent and cumulative voting, if LGP ceases to beneficially own, in the aggregate, 50% or more of the voting power of our common stock. The affirmative vote of holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend or repeal our bylaws, if LGP ceases to beneficially own, in the aggregate, 50% or more of the voting power of our common stock, although our bylaws may be amended by a simple majority vote of our board of directors.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust.

Stock Exchange Listing

Our common stock is listed on The New York Stock Exchange under the symbol “MCW.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

Credit Facilities

On May 14, 2019, in connection with the refinancing of Mister Car Wash Holdings, Inc.’s prior debt facilities, our subsidiary, Mister Car Wash Holdings, Inc., entered into a First Lien Term Loan and a Second Lien Term Loan, which provided for the following:

•	a $800.0 million first lien term loan facility (the “First Lien Term Loan”);

•	a $75.0 million revolving credit facility (the “Revolving Credit Facility”);

•	a $40.0 million delayed draw term loan facility (the “Delayed Draw Facility”); and

•	a $225.0 million second lien term loan facility (the “Second Lien Term Loan”).

We collectively refer to the First Lien Term Loan, the Revolving Credit Facility and the Delayed Draw Facility as the First Lien Facilities. We collectively refer to the First Lien Facilities and the Second Lien Term Loan as the Credit Facilities.

On February 5, 2020, Mister Car Wash Holdings, Inc. amended the First Lien Term Loan in connection with a repricing to reduce the applicable rate and reset the applicable period for the prepayment premium.

On March 31, 2020, Mister Car Wash Holdings, Inc. entered into an incremental amendment to the Second Lien Term Loan which, among other things, provided for an additional $5.6 million of term loans, and made certain changes to covenants and definitions, including but not limited to amending covenants and definitions related to payment-in-kind interest and the applicable rate.

On June 4, 2021, Mister Car Wash Holdings, Inc. entered into an amendment to our amended and restated first lien credit agreement to, among other things, (i) increase the commitments under the Revolving Credit Facility from $75.0 million to $150.0 million and (ii) extend the maturity date of the Revolving Credit Facility to the earliest to occur of (a) June 4, 2026, (b) the date that is six months prior to the maturity date of the Initial Term Loans (as defined in the first lien credit agreement) (provided that this clause (b) shall not apply if the maturity date for the Initial Term Loans is extended to a date that is at least six months after June 4, 2026, the Initial Term Loans are refinanced having a maturity date at least six months after June 4, 2026 or the Initial Term Loans are paid in full), (c) the date that commitments under the Revolving Credit Facility are permanently reduced to zero and (d) the date of the termination of the commitments under the Revolving Credit Facility.

On June 30, 2021, in connection with the closing of the IPO, we (i) used $192.5 million of the net proceeds received by us in the IPO to repay a portion of the outstanding borrowings under the First Lien Credit Agreement and (ii) used $242.7 million of the net proceeds received from the IPO to repay all of the outstanding borrowings under the Second Lien Credit Agreement. Following such repayment, our obligations under the Second Lien Term Loan (and the related guarantees and security interests) have been terminated, released and discharged, and the Second Lien Credit Agreement and the other second lien loan documents have been terminated and have no further force or effect (other than the provisions expressly specified therein as surviving such termination).

Interest Rates and Fees

Borrowings under the First Lien Term Loan are, at the option of Mister Car Wash Holdings, Inc., either Base Rate Loans or Eurocurrency Rate Loans (each as defined in the First Lien Term Loan). Term loans and revolving loans comprising each Base Rate (as defined in the First Lien Term Loan) borrowings under the First Lien Term Loan accrue interest at the Base Rate plus an Applicable Rate (as defined in the First Lien Term Loan). The current applicable rate for Base Rate revolving loans ranges from 2.50% to 2.00% per annum, based upon specified leverage ratios. The current applicable rate for Base Rate term loans ranges from 2.25% to 2.00% per annum, based upon specified leverage ratios. Term loans and revolving loans comprising each Eurocurrency Rate borrowings bear interest at the Eurocurrency Rate (as defined in the First Lien Term Loan) plus an Applicable Rate. The current applicable rate for Eurocurrency Rate revolving loans ranges from 3.50% to 3.00% per annum, based upon specified leverage ratios. The current applicable rate for Eurocurrency Rate term loans ranges from 3.25% to 3.00% per annum, based upon specified leverage ratios.

In addition to paying interest on the principal amounts outstanding under the Credit Facilities, Mister Car Wash Holdings, Inc. is required to pay a commitment fee under the Revolving Credit Facility with respect of the unutilized commitments thereunder at a rate ranging from 0.25% to 0.50% per year, in each case based upon specified leverage ratios. Mister Car Wash Holdings, Inc. is also subject to customary letter of credit and agency fees.

Mister Car Wash Holdings, Inc. is required to pay an upfront fee of 0.25% of the principal amount of any Delayed Draw Facility borrowing on the date of such advance. Additionally, Mister Car Wash Holdings, Inc. is required to pay a ticking fee under the Delayed Draw Facility in respect of the unutilized commitments thereunder at a rate ranging from 0% to 3.25% per annum, in each case based on specified elapsed periods of time and based upon specified leverage ratios.

Mandatory Prepayments

The First Lien Term Loan requires that Mister Car Wash Holdings, Inc., following the end of each fiscal year, repay the outstanding principal amount of all term loans under the First Lien Term Loan in an aggregate amount equal to (A) 50% of Excess Cash Flow (as defined in the First Lien Term Loan) of Mister Car Wash Holdings, Inc. and its restricted subsidiaries for such fiscal year if the First Lien Net Leverage Ratio (“FLNLR”) (as defined in the First Lien Term Loan), is greater than or equal to 4.83:1.00, which percentage is reduced to 25% if the FLNLR is less than 4.83:1.00 and equal to or greater than 4.33:1.00, and to 0% if the FLNLR is less than 4.33:1.00, minus (B) at the option of Mister Car Wash Holdings, Inc., (i) the aggregate principal amount of any voluntary prepayment of any term loans under the First Lien Term Loan and other term loans that are Pari Passu Lien Debt (as defined in the First Lien Term Loan), (ii) the aggregate principal amount of any voluntary payments and prepayments of any Revolving Credit Facility loans and other revolving loans that are Pair Passu Lien Debt, to the extent accompanied by a corresponding permanent reduction in commitments, (iii) the aggregate principal amount of any voluntary prepayment of any Junior Lien Debt (as defined in the First Lien Term Loan), (iv) the aggregate principal amount of voluntary prepayment of debt secured by liens on Excluded Assets (as defined in the First Lien Term Loan) and (v) the aggregate principal amount of voluntary prepayment of debt of restricted subsidiaries that are not guarantors under the First Lien Term Loan.

The First Lien Term Loan requires Mister Car Wash Holdings, Inc. to repay term loan amounts outstanding under the First Lien Facilities following the receipt of net proceeds from non-ordinary course asset sales constituting collateral or casualty insurance or condemnation proceeds with respect to property constituting collateral, to the extent the aggregate amount of such proceeds, in each case, exceeds $10.0 million for any transaction or series of related transactions. Subject to certain reinvestment rights, Mister Car Wash Holdings, Inc. must apply 100% of the net proceeds to prepay the term loans under the First Lien Facilities if the FLNLR is equal to or greater than 4.83:1.00, which percentage is reduced to 50% if the FLNLR is less than 4.83:1.00 and equal to or greater than 4.33:1.00, and to 0% if the FLNLR is less than 4.33:1.00.

The First Lien Term Loan requires 100% of the net proceeds from the issuance or incurrence of indebtedness to be applied to prepay the term loans under the Credit Facilities, to the extent such incurrence is not permitted to be incurred under the indebtedness covenants of credit agreements or such indebtedness constitutes a Credit Agreement Refinancing Indebtedness (as defined in the credit agreements).

Voluntary Prepayment

Mister Car Wash Holdings, Inc. may voluntarily prepay outstanding borrowings under the First Lien Term Loan at any time in whole or in part without premium or penalty, subject to the applicable prepayment premium for any Repricing Event (as defined in the First Lien Term Loan) which has expired.

Amortization and Final Maturity

The First Lien Term Loan is payable in quarterly installments of 0.25% of the aggregate principal amount of all term loans outstanding on the closing date of the First Lien Term Loan (subject to adjustments a borrowing of the Delayed Draw Facility is made after the closing date of the First Lien Term Loan). The remaining unpaid balance on the First Lien Term Loan (and the Delayed Draw Facility, to the extent a borrowing thereof has been made), together with all accrued and unpaid interest thereon, is due and payable on or prior to May 14, 2026. Outstanding borrowings under the Revolving Credit Facility do not amortize and are due and payable upon the earliest to occur of (a) June 4, 2026, or (b) the date that is six months prior to the maturity date for the Initial Term Loans (as defined in the first lien credit agreement); provided that this clause (b) shall not apply if prior to such date, (i) the maturity date for the Initial Term Loans (as defined in the first lien credit agreement) is extended to a date that is at least six months after June 4, 2026, (ii) the Initial Term Loans (as defined in the first lien credit agreement) are refinanced, exchanged or replaced in full with indebtedness having a maturity date that is at least six months after June 4, 2026 or (iii) the aggregate principal amount of Initial Term Loans (as defined in the first lien credit agreement), together with all accrued and unpaid interest thereon, is paid in full.

Guarantees and Security

Mister Car Wash Holdings, Inc.’s obligations under the Credit Facilities are guaranteed by each of Mister Car Wash Holdings, Inc.’s subsidiary guarantors and by its direct parent entity, Hotshine Intermediateco, Inc., or Holdings. All obligations under the First Lien Term Loan are secured by, among other things, and in each case subject to certain exceptions: (1) a first-priority pledge of all of the capital stock or other equity interests held by Mister Car Wash Holdings, Inc., Holdings and certain subsidiaries (collectively, the “Grantors”), (2) a first-priority pledge in substantially all of the other tangible and intangible assets of each Grantor and (3) a first-priority pledge in intellectual property collateral owned by the Grantors (as applicable). All obligations under the Second Lien Term Loan are secured by, among other things, and in each case subject to certain exceptions: (1) a second-priority pledge of all of the capital stock or other equity interests held by the Grantors, (2) a second-priority pledge in substantially all of the other tangible and intangible assets of each Grantor and (3) a second-priority pledge in intellectual property collateral owned by the Grantors (as applicable).

Covenants and Other Matters

The credit agreements governing the Credit Facilities each contain a number of covenants that, among other things and subject to certain exceptions, restrict Mister Car Wash Holdings, Inc., Holdings and restricted subsidiaries’ ability to:

•	incur liens;

•	make investments, loans, advances, guarantees and acquisitions;

•	incur indebtedness or issue certain disqualified stock;

•	consolidate or merge;

•	sell or otherwise dispose of assets;

•	pay dividends or make other distributions on equity interests, or redeem, repurchase or retire equity interests;

•	alter the business conducted by us and our restricted subsidiaries;

•	enter into transactions with affiliates;

•	enter into agreements restricting the ability to pay dividends or grant liens securing obligations under the credit agreements;

•	redeem, repurchase or refinance other indebtedness; and

•	amend or modify governing documents.

In addition, the First Lien Term Loan requires Mister Car Wash Holdings, Inc. to comply with a first lien leverage ratio (not to exceed 8.25:1:00 and in each case, measured on a trailing four-quarter basis). The requirement is only triggered if (a) all revolving loans, (b) swing line loans and (c) letters of credit (other than (i) undrawn letters of credit that have been cash collateralized and/or (ii) undrawn letters of credit that have not been cash collateralized in an aggregate amount of up to $7,500,000 at any time outstanding) exceeds an amount equal to 35% of the aggregate amount of outstanding revolving credit commitments.

The credit agreements also contain certain customary representations and warranties and affirmative covenants, and certain reporting obligations. In addition, the lenders under the Credit Facilities will be permitted to accelerate all outstanding borrowings and other obligations, terminate outstanding commitments and exercise other specified remedies upon the occurrence of certain events of default (subject to certain grace periods and exceptions), which include, among other things, payment defaults, breaches of representations and warranties, covenant defaults, certain cross-defaults and cross-accelerations to other indebtedness, certain events of bankruptcy and insolvency, certain judgments and changes of control. The credit agreements define “change of control” to include, among other things, (a) any person or group holding more than 35% of the aggregate ordinary voting power of Holdings, and (b) such person or group hold a greater percentage of aggregate ordinary voting power represented by the equity interests of Holdings beneficially owned, directly or indirectly, in the aggregate by the Permitted Holders (as defined in the credit agreements).

The foregoing summary describes the material provisions of the Credit Facilities, but may not contain all information that is important to you. We urge you to read the provisions of the agreements governing the Credit Facilities, which have been filed as exhibits to the registration statement of which this prospectus forms a part.

PLAN OF DISTRIBUTION

This prospectus relates to the offer and sale from time to time by the selling stockholders identified in this prospectus of up to an aggregate of 78,942,045 shares of our common stock. We are not selling any shares of our common stock under this prospectus.

The selling stockholders may sell all or a portion of the shares of our common stock described in this prospectus from time to time in the future directly or through one or more underwriters, broker-dealers or agents. The shares of our common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, through:

•	any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	the over-the-counter market;

•	transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	transactions in which broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

Some of the shares of our common stock covered by this prospectus may be sold by selling stockholders in private transactions or under Rule 144 under the Securities Act rather than pursuant to this prospectus.

If the selling stockholders use an underwriter or underwriters for any offering, we will name them, and set forth the terms of the offering, in a prospectus supplement pertaining to such offering and, except to the extent otherwise set forth in such prospectus supplement, the selling stockholders will agree in an underwriting agreement to sell to the underwriter(s), and the underwriter(s) will agree to purchase from the selling stockholder, the number of shares of our common stock set forth in such prospectus supplement. Any such underwriter(s) may offer the shares of our common stock from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The underwriter(s) may also propose initially to offer the shares of our common stock to the public at a fixed public offering price set forth on the cover page of the applicable prospectus supplement. The underwriter(s) may be granted an option, exercisable for 30 days after the date of the applicable prospectus supplement, to purchase additional shares from the selling stockholders. In connection with an underwritten offering, we, our directors and officers, and/or other holders of our common stock may agree with the underwriter(s), subject to certain exceptions, not to dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock for a period of time after such offering. Except as otherwise set forth in a prospectus supplement, any underwritten offering pursuant to this prospectus will be underwritten by one, several or all of the following financial institutions: BofA Securities, Inc., Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, Jefferies LLC, BMO Capital Markets Corp. and UBS Securities LLC. We will file a post-effective amendment to the registration statement of which this prospectus is a part to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

In connection with an underwritten offering, the underwriter(s) may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriter(s) of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriter(s) may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriter(s) will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriter(s) must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter(s) are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the consummation of the offering.

The underwriter(s) may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriter(s) a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

If the selling stockholders effect such transactions by selling shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares in the course of hedging in positions they assume. The selling stockholders may also sell shares short and deliver shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of our common stock from time to time pursuant to this prospectus or any prospectus supplement under Rule 424(b)(3) or other applicable provision under the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of our common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of our common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. Any such broker-dealer will be named as an underwriter in a prospectus supplement or post-effective amendment to the registration statement, of which this prospectus is a part, and any discounts and commissions to be paid to any such broker-dealer will be disclosed therein. At the time a particular offering of the shares of our common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of our common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of our common stock may be sold in such states only through registered or licensed brokers or dealers. There can be no assurance that any selling stockholders will sell any or all of the shares of our common stock covered by this prospectus. The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of our common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of our common stock to engage in market-making activities with respect to the shares of our common stock. However, such persons may engage in transactions that stabilize the price of the ordinary shares, such as bids or purchases to peg, fix or maintain that price. Such stabilization transactions may occur at any time prior to the completion of the offering. All of the foregoing may affect the marketability of the shares of our common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of our common stock.

We will not receive any cash proceeds from our issuance of shares of our common stock to the selling stockholders or the sale by the selling stockholders of our shares of our common stock pursuant to this prospectus. Each selling stockholder will bear the cost of any underwriting discounts and selling commissions related to their respective offering and sale of shares of our common stock pursuant to this prospectus. We may be required to indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, or the selling stockholders will be entitled to contribution. We, our affiliates and our respective directors, officers, employees, agents and control persons may be indemnified by the selling stockholders against liabilities that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus or we or they may be entitled to contribution.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP.

EXPERTS

The financial statements as of December 31, 2019 and 2020, and for each of the two years in the period ended December 31, 2020, included in this Registration Statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the adoption of the new lease accounting standard). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement and its exhibits. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents. A copy of the registration statement and its exhibits may be obtained from the SEC upon the payment of fees prescribed by it. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

We are subject to the information and periodic and current reporting requirements of the Exchange Act, and in accordance therewith, will file periodic and current reports, proxy statements and other information with the SEC. The registration statement, such periodic and current reports and other information can be obtained electronically by means of the SEC’s website at www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Mister Car Wash, Inc. (formerly Hotshine Holdings, Inc.):

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mister Car Wash, Inc. (formerly Hotshine Holdings, Inc.) and subsidiaries (the “Company”) as of December 31, 2019 and 2020, the related consolidated statements of operations and comprehensive income, stockholders’ (deficit) equity, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, effective January 1, 2020, the Company has changed its method of accounting for leases due to the adoption of the new lease accounting standard.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Phoenix, Arizona

April 2, 2021 (June 17, 2021 as to the subsequent events described in Note 19)

We have served as the Company’s auditor since 2018.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	December 31,
	2019	2020
Assets
Current assets:
Cash and cash equivalents	$6,405	$114,647
Restricted cash	300	3,227
Accounts receivable, net	5,125	4,613
Construction receivable	6,900	—
Inventory	7,760	6,415
Prepaid expenses and other current assets	6,611	6,068

Total current assets	33,101	134,970

Property and equipment, net	233,574	263,034
Operating lease right of use assets, net	—	681,538
Other intangible assets, net	133,128	127,019
Goodwill	731,989	737,415
Other assets	18,282	4,477

Total assets	$1,150,074	$1,948,453

Liabilities and stockholders’ (deficit) equity
Current liabilities:
Accounts payable	$15,792	$24,374
Accrued payroll and related expenses	19,193	11,424
Other accrued expenses	21,041	20,264
Current maturities of debt	8,000	8,400
Current maturities of financing obligations	262	—
Current maturities of operating lease liability	—	33,485
Current maturities of finance lease liability	23	495
Deferred revenue	21,258	24,505

Total current liabilities	85,569	122,947

Long term portion debt, net	1,016,890	1,054,820
Construction liability	6,900	—
Financing obligations	10,250	—
Operating lease liability	—	685,479
Financing lease liability	1,015	15,917
Long-term deferred tax liability	20,013	46,082
Long-term deferred rent	39,665	—
Other long-term liabilities	33,374	6,558

Total liabilities	1,213,676	1,931,803

Commitments & Contingencies (Note 18)
Stockholders’ (deficit) equity:
Common stock, $0.01 par value, 1,000,000,000 shares authorized; 261,749,196 and 261,907,622 shares outstanding as of December 31, 2019 and 2020, respectively	2,620	2,622
Additional paid-in capital	90,358	91,523
Accumulated other comprehensive (loss)	—	(1,117)
Retained (deficit)	(156,580)	(76,378)

Total stockholders’ (deficit) equity	(63,602)	16,650

Total liabilities and stockholders’ (deficit) equity	$1,150,074	$1,948,453

See accompanying notes to consolidated financial statements.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Consolidated Statements of Operations and Comprehensive Income

(Amounts in thousands, except share and per share data)

	Year Ended December 31,
	2019	2020
Revenues, net	$629,528	$574,941
Cost of labor and chemicals	243,912	193,971
Other store operating expenses	224,402	224,419
General and administrative	84,806	51,341
Loss (gain) on sale of assets	1,345	(37,888)

Total costs and expenses	554,465	431,843

Operating income	75,063	143,098

Other (expense) income:
Interest expense, net	(67,610)	(64,009)
Loss on extinguishment of debt	(9,169)	(1,918)

Total other expense	(76,779)	(65,927)

(Loss) income before taxes	(1,716)	77,171
Income tax (benefit) provision	(2,636)	16,768

Net income	$920	$60,403

Other comprehensive income (loss), net of tax:
Loss on interest rate swap	—	(1,117)

Total comprehensive income	$920	$59,286

Net income per share:
Basic	$0.00	$0.23

Diluted	$0.00	$0.22

Weighted average common shares outstanding:
Basic	260,479,344	261,773,267

Diluted	272,453,855	275,920,367

See accompanying notes to consolidated financial statements.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Consolidated Statements of Stockholders’ (Deficit) Equity

(Amounts in thousands, except share and per share data)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings (Deficit)	Stockholders’ (Deficit) Equity
	Shares	Amount
Balance at December 31, 2018	259,722,528	$2,597	$87,922	$—	$37,228	$127,747
Stock-based compensation expense	—	—	2,365	—	—	2,365
Exercise of stock options	2,278,340	23	690	—	—	713
Shares repurchased	(251,672)	—	(619)	—	—	(619)
Dividend paid ($0.75 per share)	—	—	—	—	(194,728)	(194,728)
Net income	—	—	—	—	920	920

Balance at December 31, 2019	261,749,196	$2,620	$90,358	$—	$(156,580)	$(63,602)
Adoption of new accountng standards, net of tax	—	—	—	—	19,798	19,798
Stock-based compensation expense	—	—	1,493	—	—	1,493
Exercise of stock options	184,650	2	44	—	—	46
Shares repurchased	(26,224)	—	(372)	—	—	(372)
Loss on interest rate swap	—	—	—	(1,117)	—	(1,117)
Net income	—	—	—	—	60,403	60,403

Balance at December 31, 2020	261,907,622	$2,622	$91,523	$(1,117)	$(76,378)	$16,650

See accompanying notes to consolidated financial statements.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Year Ended December 31,
	2019	2020
Cash flows provided by operating activities:
Net income	$920	$60,403
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	39,468	45,289
Stock-based compensation	2,365	1,493
Deferred rent	5,884	—
Gain (loss) on disposal of property and equipment, net	1,345	(37,888)
Loss on extinguishment of debt	9,169	1,918
Amortization of deferred financing fees	2,151	1,139
Accretion of interest	743	—
Amortization of lease incentive obligation	(150)	—
Noncash lease expense	—	34,280
Deferred income tax	(4,426)	21,640
Changes in assets and liabilities:
Accounts receivable, net	(703)	513
Inventory	(215)	935
Prepaid expenses and other	4,415	(282)
Other noncurrent assets and liabilities	(1,582)	5,456
Accounts payable	5,015	(2,813)
Accrued expenses	4,261	4,844
Change in operating lease liablity	—	(30,784)
Deferred revenue	1,412	(4,297)

Net cash provided by operating activities	$70,072	$101,846

Cash flows used in investing activities:
Expenditures for property and equipment	(74,580)	(58,744)
Acquisition of car wash operations, net of cash acquired	(82,495)	(33,584)
Proceeds from sale of property and equipment	43,254	23,589
Proceeds from sale of Oil Change Express	—	55,386

Net cash used in investing activities	$(113,821)	$(13,353)

Financing activities
Stock option exercise	713	46
Share repurchase	(619)	(372)
Payment of dividends	(194,728)	—
Proceeds from long-term debt	1,085,000	45,625
Proceeds from revolving line of credit	96,400	111,681
Payments on long-term debt	(818,667)	(8,400)
Payments on revolving line of credit	(110,650)	(125,681)
Principal payments on finance lease obligations	—	(223)
Principal payments on capital lease obligations	(116)	—
Principal payments on financing obligations	(872)	—
Payment of debt issuance costs	(11,062)	—

Net cash provided by financing activities	$45,399	$22,676

Net change in cash and cash equivalents	1,650	111,169
Cash and cash equivalents, and restricted cash at beginning of year	5,055	6,705

Cash and cash equivalents, and restricted cash at end of year	$6,705	$117,874

Supplemental disclosure of cash flow information:
Cash paid for interest	$61,051	$56,669
Cash paid for income taxes	$1,648	$(7,437)
Supplemental disclosure of non-cash investing and financing activities:
Property and equipment accrued in accounts payable	$5,247	$16,625
Non-cash property and equipment additions from financing obligations	$947	$15,597

See accompanying notes to consolidated financial statements.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

1.	Nature of Business

Hotshine Holdings, Inc., a Delaware corporation based in Tucson, Arizona and provider of conveyorized car wash services, and at a limited number of locations also provides related automotive services, including quick lube services and gasoline sales, changed its name to Mister Car Wash, Inc. (the “Company”) on March 8, 2021. The Company operates two location formats: Express Exterior Locations, which offer express exterior cleaning services and Interior Cleaning Locations, which offer both express exterior and interior cleaning services. As of December 31, 2020, the Company closed or sold all of its quick lube facilities. At December 31, 2020, the Company operated 342 car washes in 21 states.

Beginning the end of March 2020 through the first part of April, to ensure the safety of its team members and customers and in compliance with local regulations, the Company temporarily suspended operations at more than 300 of its locations due to the COVID-19 pandemic. During this period, safety protocols were upgraded and modified the operating model by temporarily removing all interior cleaning services from locations offering those services. The washes were closed for, on average, 34 days. As the Company opened washes, only exterior cleaning services were offered until July 2020 when interior clean services became available at select locations. In August 2020, all Interior Cleaning Locations were offering interior cleaning services again. As a result of the temporary suspension of operations, the Company furloughed approximately 5,500 team members, reduced the pay for the remaining team members and amended nearly all leases to allow for up to three months of rent deferrals. None on the amendments resulted in remeasurements. As of December 31, 2020, all back pay for reduced salaries and deferred lease payments had been repaid.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company. All material intercompany balances and transactions have been eliminated in consolidation.

Segment Disclosure

The Company determined that there is one reportable segment, with activities related to providing car wash services. The car wash locations are geographically diversified and have similar economic characteristics and nature of services.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the periods reported. Some of the significant estimates that the Company has made pertain to the determination of deferred tax assets and liabilities; estimates utilized to determine the fair value of assets acquired and liabilities assumed in business combinations and the related goodwill and intangibles; and certain assumptions used related to the evaluation of goodwill, intangibles, and property and equipment asset impairment. Actual results could differ from those estimates.

Cash and Cash Equivalents, and Restricted Cash

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company places its temporary cash investments with high credit quality financial institutions.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

At times, such investments may exceed federally insured limits; however, management does not believe the Company is exposed to any significant credit risk on counter party cash and cash equivalents.

Upon the sale of the quick lube facilities on December 11, 2020, the purchaser deposited $3,000 into an escrow account held by an escrow agent on behalf of the Company for the purpose of any indemnification that may become due to purchaser pursuant to the purchase agreement. The funds will remain in the escrow account until August 2021, at which time the escrow period will have ended.

The Company also has $227 in restricted cash set aside for the funding of various maintenance expenses at December 31, 2020.

Accounts Receivable, Net

Accounts receivable include amounts due for consumer credit card sales and other trade accounts receivable. Management determines the allowance for doubtful accounts and writes off trade receivables when deemed uncollectible on a specific customer identification basis. Recoveries of trade receivables previously written off are recorded when received. Accounts receivable are presented net of an allowance for doubtful accounts of $117 and $197 at December 31, 2019 and 2020, respectively. The activity in the allowance for doubtful accounts was immaterial for the years ended December 31, 2019 and 2020.

Inventory

Inventory consists primarily of chemical washing solutions, and quick lube-related materials, and is stated at the lower of cost or net realizable value using the average cost method. The activity in the reserve for obsolescence accounts was immaterial for the years ended December 31, 2019 and 2020.

Inventory at December 31 was as follows:

	2019	2020
Chemical washing solutions	$7,095	$6,490
Quick lube related materials	725	—
Other	124	52

Total inventory, gross	7,944	6,542
Reserve for obsolescence	(184)	(127)

Total inventory, net	$7,760	$6,415

Property and Equipment, Net

Property and equipment purchased are stated at cost less accumulated depreciation. Assets acquired in business combinations are recorded at fair value. Depreciation and amortization are recorded using the straight-line method over the estimated useful lives of the property or related lease term. Amortization of assets under finance leases is included in depreciation expense. Estimated useful lives range from 10 to 35 years for buildings and leasehold improvements, and from 3 to 7 years for machinery and equipment.

Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and betterments that extend the useful lives of existing equipment are capitalized.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

For items that are disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized as (gain) loss on sale of assets in the accompanying consolidated statements of operations and comprehensive income.

The Company periodically reviews the carrying value of long-lived assets held and used for possible impairment when events and circumstances warrant such a review.

Other Intangible Assets, Net and Goodwill

The Company classifies intangible assets into three categories: (1) intangible assets with definite lives subject to amortization, (2) intangible assets with indefinite lives not subject to amortization and (3) goodwill. The Company determines the useful lives of its identifiable intangible assets after considering the specific facts and circumstances related to each intangible asset. The Company considers the following factors when determining useful lives: the contractual term of any agreement related to the asset, the historical performance of the asset, the Company’s long-term strategy for using the asset, any laws or other local regulations which could impact the useful life of the asset, and other economic factors, including competition and specific market conditions.

Intangible assets that are deemed to have definite lives are amortized, primarily on a straight-line basis, over their useful lives, generally ranging from 2 to 10 years. When facts and circumstances indicate that the carrying value of definite-lived intangible assets may not be recoverable, management assesses the recoverability of the carrying value by preparing estimates of sales volume and the resulting profit and cash flows expected to result from the use of the asset or asset group and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount, the Company recognizes an impairment loss. The impairment loss recognized is the amount by which the carrying amount of the asset or asset group exceeds the fair value. The Company uses a variety of methodologies to determine the fair value of these assets, including discounted cash flow models, which are consistent with the assumptions hypothetical marketplace participants would use.

The Company tests intangible assets determined to have indefinite useful lives, including trade names and trademarks, for impairment annually, or more frequently if events or circumstances indicate that assets might be impaired. The Company uses a variety of methodologies in conducting impairment assessments of indefinite-lived intangible assets, including, but not limited to, discounted cash flow models, which are based on the assumptions the Company believes hypothetical marketplace participants would use. For indefinite-lived intangible assets, other than goodwill, if the carrying amount exceeds the fair value, an impairment charge is recognized in an amount equal to that excess. The Company has the option to perform a qualitative assessment of indefinite-lived intangible assets, other than goodwill, rather than completing the impairment test. The Company must assess whether it is more likely than not that the fair value of the intangible asset is less than its carrying amount. If the Company concludes that this is the case, it must perform the testing described above. Otherwise, the Company does not need to perform any further assessment. The Company completed its indefinite-life intangible asset impairment analysis as of October 31, 2019 and 2020 and concluded that it was not more likely than not that the carrying value of the asset may not be recoverable.

The Company evaluates its goodwill for impairment at the reporting unit-level on an annual basis (or more frequently if events or circumstances indicate that the related carrying amount may be impaired). The Company evaluates qualitative factors to determine if performing the quantitative impairment test is required. If it is determined that it is more likely than not, as defined in the guidance, that the carrying value is less than the fair value, the potential for goodwill impairment is evaluated and the amount of impairment loss, if any, is measured and recognized. If the Company determines that it is not more likely than not that the carrying value is less than

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

the fair value, no further evaluation is performed. The Company completed its goodwill impairment test as of October 31, 2019 and 2020 and concluded that it is not more likely than not that the carrying value is less than the fair value, and therefore, no further evaluation was performed.

The Company allocated $16,191 of goodwill to the quick lube facilities disposed of on December 11, 2020. See Note 16-Dispositions for additional information.

Deferred Financing Costs

Debt issuance costs related to a recognized debt liability are presented in the consolidated balance sheets as a direct deduction from the carrying value of the related liability except for debt issuance costs related to the Company’s line-of-credit arrangement. In the case of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement, related debt issuance costs are presented in Other assets accompanying consolidated balance sheets.

The direct costs associated with the funding of long-term debt are amortized to interest expense over the term of the applicable loan. Unamortized deferred financing costs were $10,681 and $7,494 at December 31, 2019 and 2020, respectively. Accumulated amortization was approximately $2,148 and $3,057 at December 31, 2019 and 2020, respectively. Amortization expense was approximately $2,151 and $1,139 for the years ended December 31, 2019 and 2020, respectively.

Derivative Financial Instruments

The Company has a pay fixed, receive variable interest rate swap contract (“Swap”) to manage its exposure to changes in interest rates. The Swap is recognized in the consolidated balance sheets at fair value. The Swap is a cash flow hedge and is recorded using hedge accounting, as such, changes in the fair value of the Swap are recorded in Other comprehensive income (loss), net of tax until the hedged item is recognized in earnings. Amounts reported in Other comprehensive income (loss), net of tax related to the Swap are reclassified to interest expense as interest payments are made on the Company’s variable-rate debt. The swap is scheduled to terminate October 20, 2022.

The Company assesses, both at the inception of the hedge and on an ongoing basis, whether the derivative used as a hedging instrument is highly effective in offsetting the changes in the cash flow of the hedged item. If it is determined that the derivative is not highly effective as a hedge or ceases to be highly effective, the Company will discontinue hedge accounting prospectively. See Note 9-Fair Value Measurements and Note 10-Interest Rate Swap for additional information.

Leases

The Company determines if a contract contains a lease at inception. The Company’s material operating leases consist of car wash locations, warehouses and office space. GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date, and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option would result in an economic penalty. Nearly all of the Company’s car wash and office space leases are classified as operating leases.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

The Company disburses cash for leasehold improvements, furniture and fixtures and equipment to build out and equip the Company’s leased premises. Tenant improvement allowance incentives may be available to partially offset the cost of developing and opening the related car washes, pursuant to agreed-upon terms in the respective lease agreements. Tenant improvement allowances can take the form of cash payments upon the opening of the related car washes, full or partial credits against rents otherwise payable by the Company, or a combination thereof. All tenant improvement allowances received by the Company are recorded as a contra operating lease asset and amortized over the term of the lease.

The lease term used for straight-line rent expense is calculated from the commencement date (the date the Company takes possession of the premises) through the lease termination date (including any options where exercise is reasonably certain and failure to exercise such option would result in an economic penalty). The initial lease term of the Company’s operating leases ranges from 6 to 50 years. The Company records rent expense on a straight-line basis beginning on the lease commencement date.

Maintenance, insurance and property tax expenses are generally accounted for on an accrual basis as variable lease costs. The Company recognizes variable lease cost for operating leases in the period when changes in facts and circumstances on which the variable lease payments are based occur. All operating lease rent expense is included in equipment and facilities or general and administrative expense on the consolidated statements of operations and comprehensive income.

The Company records a lease liability for its operating leases equal to the present value of future payments discounted at the estimated fully collateralized incremental borrowing rate (discount rate) corresponding with the lease term as the rate implicit in the Company’s leases is not readily determinable. The Company’s operating lease liability calculation is the total rent payable during the lease term, including rent escalations in which the amount of future rent is certain or fixed on the straight-line basis over the term of the lease (including any rent holiday period beginning upon the Company’s possession of the premises, and any fixed payments stated in the lease). A corresponding operating lease asset is also recorded equaling the initial amount of the operating lease liability, plus any lease payments made to the lessor before or at the lease commencement date and any initial direct costs incurred, less any lease incentives received. The difference between the minimum rents paid and the straight-line rent is reflected within the associated operating lease asset.

For certain build-to-suit lease arrangements, the Company is responsible for the construction of a lessor owned facility using the Company’s designs. As construction occurs, the Company will recognize a construction receivable on its consolidated balance sheets due from the lessor. To the extent costs exceed the amount to be reimbursed by the lessor, the Company considers such costs prepaid rent, which are added to the associated ROU asset once the leases commences.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Additionally, the Company does not enter into lease transactions with related parties.

The Company makes judgments regarding the reasonably certain lease term for each car wash property lease, which can impact the classification and accounting for a lease as finance or operating and/or escalations in payments that are taken into consideration when calculating straight-line rent, and the term over which leasehold improvements for each car wash are amortized. These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different assumed lease terms were used.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

Revenue Recognition

The Company uses a five-step model to recognize revenue from customer contracts under ASC 606, Revenue from Contracts with Customers (ASC 606). The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The adoption of ASC 606 did not have a material impact on revenue amounts recorded on the Company’s consolidated financial statements.

The Company recognizes revenue in two main streams. First, the Company offers an Unlimited Wash Club (UWC) program to its customers. The UWC program entitles the customer to unlimited washes for a monthly fee, cancellable at any time. The customer and the Company enter into a contract that falls under the definition of a customer contract under ASC 606. Customers are automatically charged on a credit or debit card on the same day of the month that they originally signed up. The Company’s performance obligations is to provide unlimited car wash services for a monthly fee. The UWC revenue is recognized ratably over the month in which it is earned and amounts unearned are recorded as deferred revenue on the consolidated balance sheets. All amounts recorded as deferred revenue at year end are recognized as revenue in the following year. Second, revenue from car wash and quick lube services are recognized at the point in time services are rendered and the customer pays with cash or credit. Revenues are net of sales tax, refunds and discounts applied as a reduction of revenue at the time of payment.

Revenues, net consisted of the following for the years ended December 31:

	2019	2020
Recognized over time (UWC)	$311,155	$339,836
Recognized at a point in time (service rendered)	311,139	232,210
Other revenue	7,234	2,895

Revenues, net	$629,528	$574,941

The Company promotes and sells a limited number of prepaid products, which include discounted car wash packages and gift cards that are not material to the financial statements. The Company records the sale of these items as deferred revenue which is reduced for estimated breakage, which is not material to the financial statements. Revenue is recognized based on the terms of the packages and when the prepaid packages or gift cards are redeemed by the customer.

Cost of Labor and Chemicals

Cost of labor and chemicals include labor costs associated with car wash employees, maintenance employees, warehouse employees, and chemicals and associated supplies. The related employee benefits for the aforementioned employees, such as taxes, insurance and workers compensation, are also included in the cost of labor and chemicals.

Other Store Operating Expenses

Other store operating expenses includes all other costs related to the operations of car wash and warehouse locations such as credit card fees, car damages, office and lobby supplies, information technology costs associated with the locations, telecommunications, advertising, non-healthcare related insurance, rent, repairs and maintenance related to held-for-use assets, utilities, property taxes, and depreciation on held-for-use assets at the car wash and warehouse locations.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

Sales and Marketing

Sales and marketing expenses are expensed as incurred and include costs for advertising, direct mailings, promotional events and sponsorships, and customer retention. Advertising costs totaled approximately $3,855 and $3,222 for the years ended December 31, 2019 and 2020, respectively, and are recorded in other store operating expenses in the consolidated statements of operations and comprehensive income.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized differently in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates.

The Company has adopted a more-likely-than-not threshold for financial statement recognition and measurement of an uncertain tax position taken or expected to be taken in a tax return. The Company recognizes interest and penalties related to uncertain tax positions in income tax provision (benefit), net and general and administrative, respectively.

Sales Taxes

The Company collects sales taxes from customers for taxable services provided and products sold and remits those collected sales and use taxes to the applicable state authorities on a monthly basis. The Company has adopted a policy of presenting such taxes on revenues on a net basis (excluded from revenues) in the Company’s consolidated statements of operations and comprehensive income.

Stock-Based Compensation Plans

Stock-based compensation represents the cost related to stock-based awards granted to employees. The Company measures stock-based compensation cost at grant date, based upon the estimated fair value of the award, and recognizes cost as expense using the tranche over the employee requisite service period. The Company estimates the fair value of stock options using Black-Scholes and Monte Carlo option models. Upon termination unvested time and performance-based options are forfeited. The Company has made a policy election to estimate the number of stock-based compensation awards that are expected to vest to determine the amount of compensation expense recognized in earnings. Forfeiture estimates are revised if subsequent information indicates that the actual number of forfeitures is likely to differ from previous estimates.

The Company records deferred tax assets for awards that result in deductions in the Company’s income tax returns, based upon the amount of compensation cost recognized and the Company’s statutory tax rate. The tax effect of differences between the compensation cost of an award recognized for financial reporting purposes and the deduction for an award for tax purposes is recognized as an income tax expense or benefit in the consolidated statements of operations and comprehensive income in the period in which the tax deduction arises.

Business Combinations

The Company evaluates each transaction under ASC 805, Business Combinations, including applying a screen test to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets to determine whether a transaction is accounted for as an asset acquisition or business combination.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

For all business acquisitions, the Company recognizes, separately from goodwill, the identifiable assets acquired, and liabilities assumed at their estimated acquisition-date fair values. The Company measures and recognizes goodwill as of the acquisition date as the excess of the aggregate of the fair value of consideration transferred over the fair value of assets acquired and liabilities assumed.

To the extent contingencies such as pre-acquisition environmental matters, contingent purchase price consideration, litigation, and related legal fees are resolved or settled during a reporting period after a business combination occurs, the effect of changes in such contingencies is included in results of operations in the periods in which the adjustments are determined. The Company recognizes third-party transaction-related costs as general and administrative in the period in which those costs are incurred.

If information about facts and circumstances existing as of the acquisition date is incomplete by the end of the reporting period in which a business combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. This period will not exceed one year from the acquisition date. Any material adjustments recognized during the measurement period are reflected prospectively in the consolidated financial statements of the subsequent period.

Fair Value Measurements

The Company discloses the fair value of its financial instruments based on the fair value hierarchy. The levels of the fair value hierarchy are described as follows:

Level 1—Financial assets and liabilities whose values are based on unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2—Financial assets and liabilities whose values are based on quoted prices in markets that are not active, or model inputs that are observable for substantially the full term of the asset or liability.

Level 3—Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The Company uses observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement. There were no assets and liabilities measured at fair value (Level 3) on a recurring basis as of December 31, 2019 and 2020.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted net income per share is computed by dividing net income by the weighted-average shares outstanding for the period and includes the dilutive impact of potential new shares issuable upon vesting and exercise of stock options. Potentially dilutive securities are excluded from the computation of diluted net income per share if their effect is anti-dilutive. A reconciliation of the numerators and denominators of the basic and diluted net income per share calculations is as follows:

	Year Ended December 31,
	2019	2020
Numerator:
Net income	$920	$60,403

Denominator:
Weighted-average common shares outstanding—basic	260,479,344	261,773,267
Effect of potentially dilutive securities:
Stock options	11,974,511	14,147,100

Weighted-average common shares outstanding— diluted	272,453,855	275,920,367

Net income per share—basic	$0.00	$0.23

Net income per share—diluted	$0.00	$0.22

The following potentially dilutive shares were excluded from the computation of diluted net income per share for the years ended December 31, 2019 and December 31, 2020 because including them would have been antidilutive:

	Year Ended December 31,
	2019	2020
Stock options	831,043	22,693

Deferred Offering Costs

The Company capitalizes certain legal, accounting and other third-party fees that are directly related to the Company’s in-process equity financings, including a planned initial public offering, until such financings are consummated. After consummation of an equity financing, these costs are recorded as a reduction of the proceeds received as a result of the financing. Should a planned equity financing be abandoned, terminated or significantly delayed, the deferred offering costs are immediately written off to operating expenses. There were no deferred offering costs capitalized as of December 31, 2019 and December 31, 2020.

Prior Period Reclassification

Certain prior period amounts within operating expenses have been reclassified to conform to the current period presentation. There was no change to prior period operating income or net income.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance will be effective for the Company beginning January 1, 2023, and interim periods therein. Early adoption is permitted. The Company is currently evaluating the effect that ASU 2016-13 will have on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step two of the goodwill impairment test. As a result, under ASU 2017-04, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the impairment loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The Company adopted ASU 2017-04 on January 1, 2020. The adoption of ASU 2017-04 had no impact on the Company’s financial statements or disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing a variety of exceptions within the framework of ASC 740. The guidance will be effective for the Company beginning January 1, 2022, and interim periods in fiscal years beginning January 1, 2023. Early adoption is permitted. The Company is currently evaluating the effect that ASU 2019-12 will have on its consolidated financial statements and related disclosures.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), which is intended to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. Reference rate reform is necessary due to the phase out of LIBOR at the end of 2021. The ASU is optional and provides relief around modification and hedge accounting as it specifically arises from changing reference rates, in addition to optional expedients for cash flow hedges, which the Company has. The amendment is effective from March 12, 2020 through December 31, 2022. The Company is evaluating how the transition away from LIBOR will affect the Company, however, if adopted, it is not expected that this ASU will have a material impact on the financial statements.

Effective January 1, 2020, the Company adopted ASU 2016-02, Leases (Topic 842), along with related clarifications and improvements. Under the new guidance, lessees are required to recognize a lease liability, which represents the discounted obligation to make future minimum lease payments, and a corresponding right-of-use asset on the balance sheet for most leases. The guidance retains the historical accounting for lessors and does not make significant changes to the recognition, measurement, and presentation of expenses and cash flows by a lessee. Enhanced disclosures are also required to give financial statement users the ability to assess the amount, timing and uncertainty of cash flows arising from leases.

The Company elected the optional transition method to apply the standard as of the effective date and therefore, the Company has not applied the standard to the comparative periods presented in its consolidated financial statements.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

The Company elected the following practical expedients as of January 1, 2020:

Practical expedient package

The Company has not reassessed whether any expired or existing contracts are, or contain, leases, and has not reassessed the lease classification for any expired or existing leases.

The Company has not reassessed initial direct costs for any expired or existing leases

Land easements practical expedient

The Company has not reassessed whether any existing or expired land easements that were not previously accounted for as a lease are considered a lease under the new guidance.

The Company did not elect the following practical expedient:

Hindsight practical expedient

The Company has not elected the hindsight practical expedient, which permits the use of hindsight when determining lease term, including option periods, and impairment of operating lease assets

The Company’s policy elections related to the adoption of Topic 842 were as follows:

Separate of lease and non-lease components

The Company elected to account for lease and non-lease components as a single component.

Short-term policy

The Company elected the short-term lease recognition exemption for all classes of underlying assets. Leases with an initial term of 12 months or less and that do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise are not recorded on the balance sheet. Expense for short-term leases is recognized on a straight-line basis over the lease term.

The impact on the Company’s opening balance sheet was as follows:

	December 31, 2019	Topic 842 Adjustments	January 1, 2020
Assets
Current assets:
Cash and cash equivalents	$6,405	$—	$6,405
Restricted cash	300	—	300
Accounts receivable, net	5,125	2,002	7,127
Construction receivable	6,900	(6,900)	—
Inventory	7,760	—	7,760
Prepaid expenses and other current assets	6,611	(830)	5,781

Total current assets	33,101	(5,728)	27,373

Property and equipment, net	233,574	(12,074)	221,500
Operating right of use assets, net	—	677,618	677,618
Other intangible assets, net	133,128	—	133,128
Goodwill	731,989	—	731,989

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

	December 31, 2019	Topic 842 Adjustments	January 1, 2020
Other assets	18,282	(14,324)	3,958

Total assets	$1,150,074	$645,492	$1,795,566

Liabilities and stockholders’ (deficit) equity
Current liabilities:
Accounts payable	$15,792	$—	$15,792
Accrued payroll and related expenses	19,193	—	19,193
Other accrued expenses	21,041	(2,273)	18,768
Current maturities of debt	8,000	—	8,000
Current maturities of financing obligations	262	(262)	—
Current maturities of operating lease liability	—	31,642	31,642
Current maturities of finance lease liability	23	104	127
Deferred revenue	21,258	—	21,258

Total current liabilities	85,569	29,211	114,780

Long-term portion debt, net	1,016,890	—	1,016,890
Construction liability	6,900	(6,900)	—
Financing obligation	10,250	(10,250)	—
Operating lease liability	—	680,186	680,186
Financing lease liability	1,015	(104)	911
Long-term deferred tax liability	20,013	6,561	26,574
Long-term deferred rent	39,665	(39,665)	—
Other long-term liabilities	33,374	(33,345)	29

Total liabilities	1,213,676	625,694	1,839,370

Stockholders’ (deficit) equity:
Common stock, $0.01 par value, 1,000,000,000 shares authorized; 261,749,196 and 259,722,528 shares outstanding at December 31, 2019 and 2018, respectively	2,620	—	2,620
Additional paid-in capital	90,358	—	90,358
Retained (deficit)(1)	(156,580)	19,798	(136,782)

Total stockholders’ (deficit) equity	(63,602)	19,798	(43,804)

Total liabilities and stockholders’ (deficit) equity	$1,150,074	$645,492	$1,795,566

(1)	Primarily composed of an increase of $25,869 for deferred sale-leaseback gains no longer amortizable and a $6,561 decrease for the deferred tax impact of the cumulative effect adjustments.

In April 2020, the FASB issued a Staff Question-and-Answer to clarify whether lease concessions related to the effects of COVID-19 require the application of the lease modification guidance under the new lease standard, which the Company adopted on January 1, 2020. The Company has elected to apply the temporary practical expedient and not treat changes to certain leases due to the effects of COVID-19 as modifications for leases where the total payments were substantially the same as the existing leases.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

3.	Prepaid and Other Current Assets

Prepaid and other current assets consisted of the following at December 31:

	2019	2020
Spare Parts	$2,323	$1,953
Uniforms	983	1,121
Income taxes receivable	819	1,042
Prepaid Insurance	801	911
IT	559	655
Prepaid Rent	230	190
Other	896	196

Total prepaid and other current assets	$6,611	$6,068

4.	Property and Equipment, Net

Property and equipment consisted of the following at December 31:

	2019	2020
Land	$18,047	$28,316
Buildings & Improvements	33,322	55,250
Finance Lease	11,916	16,497
Leasehold Improvements	77,100	83,561
Vehicles & Equipment	120,303	143,435
Furniture, Fixtures & Equipment	47,702	61,350
Construction in Progress	31,859	13,187

Total property and equipment	340,249	401,596
Less accumulated depreciation	(105,744)	(138,238)
Less accumulated depreciation—Fin. Lease	(931)	(324)

Total property and equipment, net	$233,574	$263,034

Depreciation expense was $32,528 and $38,010 for the years ended December 31, 2019 and 2020, respectively. Amortization expense on finance leases was $541 and $336 for the years ended December 31, 2019 and 2020, respectively.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

5.	Other Intangible Assets, Net

Other intangibles assets, net consisted of the following:

	December 31,
	2019		2020
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Trade names and Trademarks	$107,000	$—	$107,000	$—
CPC Unity System	42,900	23,011	42,900	27,301
Customer relationships	7,600	6,018	7,600	7,376
Covenants not to compete	7,665	3,008	7,515	3,319

	$165,165	$32,037	$165,015	$37,996

The weighted average amortization period for CPC Unity System, Customer relationships, and Covenants not to compete are 10.0 years, 7.0 years and 6.3 years, respectively.

Amortization expense for finite-lived intangible assets was $6,928 and $6,943 for the years ended December 31, 2019 and 2020, respectively. Estimated future amortization expense as of December 31, 2020 was:

Fiscal Year Ending:
2021	5,866
2022	5,572
2023	5,249
2024	3,222
2025	110
Thereafter	0

Total estimated future amortization expense	$20,018

6.	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2019 and 2020 are as follows:

	2019	2020
Balance at beginning of year	$690,394	$731,989
Current year acquisitions	41,882	21,467
Current year dispositions	—	(16,191)
Other provisional adjustments	(287)	150

Balance at end of year	$731,989	$737,415

Goodwill is generally deductible for tax purposes, except for the portion related to purchase accounting step-up goodwill.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

7.	Income Taxes

The provision for income taxes was comprised of the following for the years ended December 31:

	2019	2020
Current provision:
Federal	$—	$(9,748)
State	1,786	4,876

Total current provision (benefit)	1,786	(4,872)
Deferred expense (benefit):
Federal	(4,488)	20,774
State	66	866

Total deferred provision (benefit)	(4,422)	21,640
Total provision (benefit)	$(2,636)	$16,768

	2019	2020
Deferred tax assets:
Lease liability	$—	$179,280
Stock based compensation	3,977	4,350
Accrued compensation costs	1,034	1,102
Deferred revenue	951	673
Excess interest expense carryforward	8,939	567
Unamortized rent	11,945	0
Other	461	1,213
Net operating loss (NOL) carryforwards	13,230	14,289
Federal credit carryforward	2,100	2,650

Gross deferred tax assets	42,637	204,124
Less valuation allowance	(95)	0

Net deferred tax assets	42,542	204,124

Deferred tax liabilities:
Right of use asset	—	(169,972)
Goodwill and other intangible assets	(36,907)	(41,400)
Property and equipment	(21,744)	(38,602)
Deferred favorable lease rent	(3,639)	—
Other	(265)	(232)

Gross deferred tax liabilities	(62,555)	(250,206)

Total deferred tax liabilities, net	$(20,013)	$(46,082)

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

A reconciliation of the statutory income tax rate expense to the Company’s provision (benefit) is as follows for the years ended December 31:

	2019	2020
Net expense at the statutory rate	$(360)	$16,206
Increase (decrease) resulting from:
Federal credits	(623)	(400)
State income taxes	1,691	4,813
Other nondeductible expenses	(676)	151
Valuation allowance adjustment	(2,688)	(95)
State credit adjustment	20	—
Provision to return reconciliation	—	(1)
Change in tax law (CARES Act)	—	(3,906)

Income tax provision (benefit)	$(2,636)	$16,768

The Company had a federal Net Operating Loss (“NOL”) carryforward available of $65,545 at December 31, 2020, which can be carried forward indefinitely. At December 31, 2020, the Company had state NOL carryforwards available of $10,961 to offset future taxable income. A portion of the state NOLs will expire between 2034 and 2039 and $3,704 can be carried forward indefinitely. The Company reduced the valuation allowance against its state NOLs by $95 during 2020 and as of December 31, 2020, the Company does not believe a valuation allowance is needed against any remaining state NOLs.

On March 27, 2020, Congress enacted the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act. The CARES Act permits NOLs from the 2018, 2019 and 2020 tax years to be carried back to the previous 5 tax years and also enables taxpayers to offset 100% of taxable income with available NOLs, through the 2020 tax year. During 2020, the Company carried back its 2018 NOL resulting in the refund of $9,748 of taxes paid in prior years. The carryback produced an income tax benefit of $3,906 from the difference between the currently enacted tax rate of 21% applicable if the NOL were carried forward and the higher rate applicable to the Company’s 2015, 2016 and 2017 tax years to which it was carried back.

The CARES Act also favorably adjusted a provision from the Tax Cuts and Jobs Act (the “TCJA”) that was enacted in late 2017. Beginning in 2018, Section 163(j) limited the deduction of interest expense in excess of interest income plus 30% of a company’s taxable earnings before interest, depreciation, amortization, and income taxes. Any such nondeductible amount is carried forward indefinitely and used in a year in which a company no longer has excess interest expense. The CARES Act adjusted the 30% threshold to 50% for the 2019 and 2020 tax years. As of December 31, 2020, the Company had federal and state excess interest expense carry forwards, tax effected, of $0 and $567, respectively.

The Company files income tax returns in the U.S. federal and various state tax jurisdictions and is subject to varying statutes of limitation in each jurisdiction. As of December 31, 2020, the Company is not under audit for federal or state income tax purposes. In general, the Company’s federal tax return may be subject to examination for the 2017 through 2019 tax years, while for state purposes, the 2016 through 2019 years are generally open to examination, with some states having either a three- or four-year statute of limitations. The Company’s usage of NOL carryovers also permits taxing authorities to adjust aspects of tax returns that may be outside of these statutes of limitation.

The Company’s policy is to recognize interest and penalties related to income tax matters in income tax expense. The Company neither accrued for nor recognized any interest or penalties in income tax expense as of

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

December 31, 2019 or 2020. The Company has not accrued for any uncertain tax positions as of December 31, 2019 or 2020 and believes that it is unlikely that there will be a material increase or decrease of any unrecognized tax benefits within the next twelve months.

8.	Debt

The Company’s long-term debt consists of the following at December 31:

	2019	2020
Credit agreement
First lien term loan	$796,000	$827,600
Less: debt issuance costs	(7,559)	(4,849)
Less: current maturities of long-term debt	(8,000)	(8,400)

Term loan, net	780,441	814,352

Revolving line of credit	14,000	—

Credit facility, net	$794,441	$814,352

Second lien credit agreement
Second lien term loan	$225,000	$242,673
Less: debt issuance costs	(2,551)	(2,205)

Second lien term loan, net	$222,449	$240,468

Total Long term debt	$1,016,890	$1,054,820

Annual maturities of long-term debt as of December 31, 2020, are as follows:

2021	$8,400
2022	8,400
2023	8,400
2024	8,400
2025	8,400
Thereafter	1,028,273

Total	$1,070,273

Credit Agreement

On August 21, 2014, the Company entered into a credit agreement (“Credit Agreement”) which was originally comprised of a term loan (“Term Loan”) and a revolving commitment (“Revolving Commitment”). The Credit Agreement was collateralized by substantially all personal property (including cash, inventory, equipment, and intangibles), real property and equity interests owned by the Company.

Under the Term Loan, the Company had the option of selecting either a Base Rate interest rate plus fixed margin (or spread) of 2.25% or a Eurodollar (LIBOR) interest rate for one, two, three or six months plus a fixed margin (or spread) of 3.25%. Regarding the Revolving Commitment, as of December 31, 2017, the Company had the option of selecting either a Base Rate interest rate plus a variable margin based on the Company’s First Lien Net Debt Leverage Ratio (ranging from 2.5% to 3.0%) or a Eurodollar Rate interest rate for one, two, three or six months plus a variable margin based on the Company’s First Lien Net Leverage Ratio (ranging from 3.5% to 4.0%).

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

Term Loan

On March 29, 2019, Incremental Amendment No. 6 increased the Term Loan by an additional $60,000 from $609,667 to $669,667 and increased the quarterly principal payment to $1,753.

On May 14, 2019, the Company entered into the Amended and Restated First Lien Credit Agreement (“First Lien Credit Agreement”) whereby the previous Credit Agreement was completely amended and restated. Under the terms of the First Lien Credit Agreement, the previous Term Loan was increased by $131,929 to $800,000 with principal payable at $2,000 per quarter and the balance due on May 14, 2026. Interest is payable either each one, two or three months but no less frequent than quarterly depending on the type of interest rate selected. The interest rate spread changed from a fixed margin to a variable margin based on the Company’s First Lien Net Leverage Ratio. The interest rate converts (or changes) every one, two, three or six months based on the type (term) of interest rate selected. The Company has the option of selecting either a Base Rate interest rate plus a variable margin based on the Company’s First Lien Net Leverage Ratio (ranging from 2.25% to 2.5%) or a Eurodollar Rate interest rate for one, two, three or six months plus a variable margin based on the Company’s First Lien Net Leverage Ratio (ranging from 3.25% to 3.5%). In conjunction with the amendment, the Company expensed $9,169 of previously unamortized deferred financing fees as loss on extinguishment of debt in the consolidated statements of operations and comprehensive income.

Additionally, the First Lien Credit Agreement added a Delayed Draw facility on the Term Loan where the Company can borrow up to $40,000 for up to two years from the closing date. If borrowings take place under the Delayed Draw facility, the quarterly principal payments under the Term Loan would increase by 1⁄4 of 1% per quarter of the additional principal borrowed. There was no amount borrowed under the Delayed Draw feature in 2019. The Delayed Draw facility includes a Delayed Draw Ticking Fee payable on the average daily undrawn portion of the Commitment. The Delayed Draw Ticking Fee Rate was 0% from the closing date of the First Lien Credit Agreement (May 14, 2019) through June 28, 2019, 1.75% from June 28, 2019 until August 12, 2019 and 3.50% from August 12, 2019 until the expiration of the Commitment (May 14, 2021).

On February 5, 2020, the Company entered into Amendment No. 1 to Amended and Restated First Lien Credit Agreement (“First Lien Credit Agreement”) whereby the previous Credit Agreement was amended and restated. The interest rate spread changed so that the Company has the option of selecting either a Base Rate interest rate plus a variable margin based on the Company’s First Lien Net Leverage Ratio, ranging from 2.0% to 2.25% (previously 2.25% to 2.5%) or a Eurodollar Rate interest rate for one, two, three or six months plus a variable margin based on the Company’s First Lien Net Leverage Ratio, ranging from 3.0% to 3.25% (previously 3.25% to 3.5%). In conjunction with the amendment, the Company expensed $1,918 of previously unamortized deferred financing fees as loss on extinguishment of debt in the consolidated statements of operations and comprehensive income.

Additionally, the Company utilized the Delayed Draw facility on the Term Loan on February 13, 2020 to borrow an additional $30,000, and again on March 18, 2020 to borrow an additional $10,000, taking advantage of the full $40,000 available. As the result of the additional borrowings under the Delayed Draw feature, the quarterly principal payments increased from $2,000 to $2,100. There was no amount borrowed under the Delayed Draw feature in 2019.

The amount of debt outstanding under the Term Loan was $796,000 and $827,600 as of December 31, 2019 and December 31, 2020, respectively. The interest rate on the Term Loan at December 31, 2019 and 2020, was 5.41% and 3.40%, respectively. The debt agreement requires the Company to maintain compliance with regards to a First Lien Net Leverage Ratio. At December 31, 2020, the Company was in compliance with the financial covenant First Lien Net Leverage Ratio of the Amended and Restated First Lien Credit Agreement.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

Revolving Credit Agreement

On May 14, 2019, as a part of the Amended and Restated First Lien Credit Agreement, the Revolving Commitment was increased from $50,000 to $75,000 and the expiration date was changed from August 21, 2019 to May 14, 2024. The Company had the option of selecting either a Base Rate interest rate plus a variable margin based on the Company’s First Lien Net Leverage Ratio (ranging from 2.0% to 2.5%) or a Eurodollar Rate interest rate for one, two, three or six months plus a variable margin based on the Company’s First Lien Net Leverage Ratio (ranging from 3.0% to 3.5%).

As of December 31, 2019 and 2020, the amount outstanding under the Revolving Commitment was $14,000 and $0, respectively. The unused portion of the credit limit was $60,531 and $75,000 at December 31, 2019 and 2020, respectively. In addition, based on the Company’s First Lien Net Leverage Ratio, a fee is payable on the average of the unused Revolving Credit Agreement. At December 31, 2019 and 2020, the unused commitment fee was 0.375% and 0.5%, respectively.

Standby Letters of Credit

Under the Revolving Commitment facility of the First Lien Credit Agreement, the Company has available standby letters of credit in the amount of $10,000 as of December 31, 2020 provided that the total utilization of revolving commitments under the Revolving Credit Agreement does not exceed $75,000 subsequent to the First Lien Credit Agreement. Any letter of credit issued under this Credit Agreement has an expiration date which is the earlier of no later than 12 months from the date of issuance or 5 business days prior to the May 14, 2024 Revolving Commitment Maturity Date. There was a $469 letter of credit outstanding as of December 31, 2019 and 2020.

Second Lien Credit Agreement

On May 14, 2019, the Company entered into a Second Lien Credit Agreement which was comprised of a $225,000 Second Lien Term Loan. The Second Lien Term Loan is interest only over the term of agreement and due and payable in full in 8 years (May 14, 2027). Interest is payable quarterly, in arrears, at the rate of 10% per annum. The Second Lien Term Loan is collateralized by substantially all personal property (including cash, inventory, equipment, and intangibles), real property and equity interests owned by the Company only after the collateral requirements are met by holders of the Company’s debt under the First Lien Credit Agreement.

On March 31, 2020, the Company entered into the First Amendment to Second Lien Credit Agreement (“First Amendment”). The First Amendment provided for an incremental term loan to the Company in an aggregate amount of $5,625 under the same terms as the Second Lien Term Loan. The incremental amount is an investment from a related party. See Note 17-Related-Party Transactions. It also allowed the Company to make its quarterly interest payments due on the Second Lien Term Loan via payment-in-kind (“PIK”) by adding such amount to the outstanding principal amount of the Second Lien Term Loan. The Company made PIK additions in its outstanding principal amounts in the amounts of $5,906 and $6,142 for the first and second quarters of 2020, respectively.

The First Amendment also increased the interest rate of the Second Lien Term Loan to 10.5% effective January 1, 2020 to June 30, 2020.

The amount of debt outstanding under the Second Lien Term Loan was $225,000 as of December 31, 2019 and $242,673 as of December 31, 2020. At December 31, 2020, the Company was in compliance with the financial covenant of the Second Lien Credit Agreement.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

9.	Fair Value Measurements

The following table presents assets and liabilities which are measured at fair value on a recurring basis as of December 31, 2020:

	Fair Value Measurements
	Total	Level 1	Level 2	Level 3
Liabilities:
Interest rate swap	$1,488	$—	$1,488	$—

The Company measures the fair value of its financial assets and liabilities using the highest level of inputs that are available as of the measurement date. The carrying amounts of cash, accounts receivable and accounts payable approximate their fair value due to the immediate or short-term maturity of these financial instruments. See Note 10-Interest Rate Swap for additional information on the Swap.

The Company’s first lien term loan approximates fair value to the debt’s variable interest rate terms. The fair value of the Company’s variable rate debt approximated its carrying value at December 31, 2019 and 2020.

10.	Interest Rate Swap

In May 2020, the Company entered into a Swap to mitigate variability in forecasted interest payments on $550,000 of the Company’s variable rate term loan facility. The Company designated the interest rate swap as a pay-fixed, receive-floating interest rate swap instrument and is accounting for this derivative as a cash flow hedge.

Details regarding the Company’s Swap as of December 31, 2020 are as follows:

Notional Amount	Fair Value	Pay Fixed	Receive Floating	Maturity Date
$550,000	$1,488	0.308%	0.15%	October 20, 2022

The fair value of the Swap includes a current portion of $931 and a long-term portion of $557. The current portion is in other accrued expenses and the long-term portion is in other long-term liabilities on the accompanying consolidated balance sheets. Amounts reported in other comprehensive income (loss) are net of tax of $371.

11.	Leases

The Company’s incremental borrowing rate for a lease is the rate of interest it expects to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. To determine the incremental borrowing rates used to discount the lease payments, the Company estimated its synthetic credit rating and utilized market data for similarly situated companies.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

Balance sheet information related to leases as of December 31, 2020 consisted of the following:

Lease Balance Sheet Classification Disclosures

	Classification	Amount
Assets
Operating	Operating right of use assets, net	$681,538
Finance	Property and equipment, net	16,173

Total lease assets		$697,711

Liabilities
Current
Operating	Current maturities of operating lease liabilities	$33,485
Finance	Current maturities of finance lease liability	495
Long-term
Operating	Operating lease liability	685,479
Finance	Financing lease liability	15,917

Total lease liabilities		$735,376

Components of total lease cost, net, consisted of the following for the year ended December 31, 2020:

Operating lease expense(1)	$78,261
Finance lease expense
Amortization of lease assets	324
Interest on lease liabilities	408
Short-term lease expense	23
Variable lease expense(2)	9,818

Total	$88,834

(1)

Operating lease expense includes an immaterial amount of sublease income and is included in equipment and facilities and general and administrative on the consolidated statement of operating and comprehensive income.

(2)	Variable lease costs consist primarily of property taxes, property insurance, and common area or other maintenance costs for the Company’s building leases.

Rental expense for operating leases was $74,114 for the year ended December 31, 2019.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

The following includes supplemental information:

Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flows from operating leases	$76,012
Operating cash flows from finance leases	$408
Financing cash flows from finance leases	$223

Operating lease liabilities arising from obtaining ROU assets	$37,996
Finance lease liabilities arising from obtained ROU assets	$15,597

Weighted-average remaining operating lease term	15.01
Weighted-average remaining finance lease term	18.17

Weighted-average operating lease discount rate	6.27%
Weighted-average finance lease discount rate	7.33%

Lease obligation maturities as of December 31, 2020 were as follows:

Fiscal Year	Operating Leases	Finance Leases
2021	$77,533	$1,659
2022	77,535	1,683
2023	77,139	1,715
2024	76,298	1,741
2025	76,118	1,766
Thereafter	744,836	23,883

Total future minimum obligations	1,129,459	32,447
Less: Present value discount	(410,495)	(16,035)

Present value of net future minimum lease obligations	718,964	16,412
Less: current portion	(33,485)	(495)

Long-term obligations	$685,479	$15,917

The aggregate minimum annual lease rentals as of December 31, 2019, under non-cancelable operating, capital and financial obligation leases under ASC 840 were as follows:

	Financial Obligations	Capital Leases	Operating Leases	Total Leases
2020	$1,443	$217	$74,042	$75,702
2021	1,464	221	73,669	75,354
2022	1,485	225	73,126	74,836
2023	1,508	229	72,559	74,296
2024	1,531	233	71,885	73,649
Thereafter	23,110	2,589	733,037	758,736

Total Future Minimum Lease Payments	$30,541	$3,714	$1,098,318	$1,132,573

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

Forward Starting Leases

As of December 31, 2019, the Company had entered into four lease arrangements that in accordance with build-to-suit accounting guidance under ASC 840, Leases, the Company assumed certain risks of construction cost overages and was deemed to be the accounting owner of the facility during the construction period. As the accounting owner during the construction period, $6,900 was recognized on as construction liability on the consolidated balance sheet as of December 31, 2019. Upon transition to ASC 842, Leases, these arrangements were reassessed and concluded that the Company does not control the properties during the construction period, and therefore derecognized the construction liability on January 1, 2020.

As of December 31, 2020, the Company has entered into 10 leases that have not yet commenced related to build-to-suit leases for car wash locations. These leases will commence in 2021 or 2022 with initial lease terms of 5 to 20 years.

Sale-leaseback Transactions

During the year ended December 31, 2019, the Company completed the sale and leaseback of ten car wash locations with aggregate consideration of $44,144, resulting in a deferred net gain of $20,554. Contemporaneously with the closing of the sale, the Company entered into lease agreements for each of the properties for initial 20-year terms. The cumulative initial annual rent for the properties was approximately $2,923, subject to annual escalations. Under the previous lease accounting standard, the deferred gains were being amortized over the respective lease periods and, upon adoption of ASC 842, the related unamortized deferred gains were recognized as a transitional adjustment to retained (deficit) earnings.

During the year ended December 31, 2020, the Company completed seven sale-leaseback transactions related to car wash locations with aggregate consideration of $24,069, resulting in a net gain of $8,536, which is included in (gain) loss on sale of assets on the consolidated statement of operations and comprehensive income. Contemporaneously with the closing of the sale, the Company entered into leases agreements for each of the properties for initial 20-year terms. The cumulative initial annual rent for the properties is approximately $1,432, subject to annual escalations. These leases are accounted for as operating leases.

12.	Stockholders’ Equity

As of December 31, 2019, there were 1,000,000,000 shares of common stock authorized, 264,562,994 shares of common stock issued, and 261,749,196 shares of common stock outstanding. At December 31, 2020, there were 1,000,000,000 shares of common stock authorized, 264,747,644 shares of common stock issued, and 261,907,622 shares of common stock issued and outstanding.

The Company uses the cost method to account for treasury stock. Treasury stock is included in the Additional paid-in capital line on the consolidated balance sheets. As of December 31, 2019 and 2020, the Company had 2,813,798 shares and 2,840,022 shares, respectively, of treasury stock.

13.	Stock-Based Compensation

Under the 2014 Stock Option Plan of Hotshine Holdings, Inc. (“2014 Plan”), the Company may grant non-qualified options to purchase shares of Hotshine Holdings, Inc. to certain employees and Directors. The exercise prices per share for options granted under the 2014 Plan were determined by the Board of Directors and were not less than the fair market value of the common stock of the Company on the grant date.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

All options granted under the 2014 Plan have a contractual life of ten years. Under the 2014 Plan, 60% of the options vest over a five-year period (“Time Vesting Options”). The remaining 40% are exercisable 50% if the Principal Stockholders receive the Target Proceeds at the Measurement Date and 50% if the Principal Stockholders receive the Maximum Amount at the Measurement Date (“Performance Vesting Options”). Principal Stockholders is defined as Green Equity Investors VI, L.P., Green Equity Investors Side VI, L.P., LGP Associates VI-A, LLC, LGP Associates VI-B LLC, and the affiliates of the foregoing entities. Measurement Date is defined as the date of a change in control or an initial public offering, whichever comes first. The Target Proceeds and Maximum Amount are defined and are measured either by multiples of invested capital or percent return on investment. The 60% of Time Vesting Options were valued using the Black-Scholes method and the 40% of Performance Vesting Options were valued using a Monte Carlo Simulation and barrier-adjusted Black-Scholes Option model.

The Company reserved 37,149,984 shares of common stock for issuance under the 2014 Plan. Stock options to purchase 33,032,936 and 33,299,547 shares were outstanding as of December 31, 2019 and 2020, respectively. A summary of the Company’s stock option activity for the year ended December 31, 2020 is as follows:

	Time Vesting Options	Performance Vesting Options	Total Number of Shares	Weighted- Average Exercise Price
Options outstanding, December 31, 2019	19,713,320	13,319,616	33,032,936	$0.76
Granted	395,232	263,424	658,656	$2.31
Exercised	(22,272)	—	(22,272)	$1.19
Forfeited	(128,237)	(241,536)	(369,773)	$1.29

Options outstanding, December 31, 2020	19,958,043	13,341,504	33,299,547	$0.78

Vested or expected to vest	19,255,109	—	19,255,109	$0.82

Exercisable at December 31, 2020	16,507,436	—	16,507,436	$0.71

The number and weighted average grant-date fair value of stock options during 2020 is as follows:

	Number of Shares		Weighted-Average Fair Value
	Time Vesting Options	Performance Vesting Options	Time Vesting Options	Performance Vesting Options
Non-vested at December 31, 2019	5,513,858	13,319,616	$0.80	$0.56
Non-vested at December 31, 2020	3,450,607	13,341,504	$0.96	$0.59
Granted during the year	395,232	263,424	$0.68	$1.27
Vested during the year	1,549,764	—	$0.90	—
Forfeited/canceled during the year	128,237	241,536	$0.90	$0.71

The total grant date fair value of Time Vesting Options and Performance Vesting Options granted during 2020 was approximately $267 and $334, respectively. The total intrinsic value of options exercised during the years ended December 31, 2019 and 2020 was $439 and $25, respectively.

Compensation expense for the Time Vesting Options (excluding the expense related to the modification), which is recognized using the tranche method (on a straight-line basis as if the award was in substance multiple awards), was calculated using the Black-Scholes option pricing model and was approximately $1,621 and $1,493

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

for the years ended December 31, 2019 and 2020, respectively. No compensation expense has been recognized for the Performance Vesting Options as it has been determined that achievement of a Measurement Date is not yet probable. Upon successful completion of an initial public offering, the measurement date would be probable and compensation expense will be recorded.

In May 2019, the exercise prices for awards granted in 2016, 2017 and 2018 were modified. The additional compensation expense recognized in 2019 in connection with the modification of time vesting options was $755.

The weighted-average fair value of time vesting options granted in 2019 and 2020, estimated on the dates of grant using the Black-Scholes option pricing model, was $1.10 and $0.68, respectively. The fair value of time vesting options under the 2014 Plan was estimated on the grant dates using the following weighted-average assumptions:

	2019	2020
Expected volatility	51.0%	26.62% - 30.84%
Risk-free interest rate	2.01%	0.43% - 1.00%
Expected life of options (in years)	6.5	6.5
Expected dividend yield	None	None

The Company determined the expected life of the time vesting options using the “simplified method,” an expected term based on the midpoint between the vesting date and the end of the contractual term. This method was chosen because the options granted under the 2014 Plan have all the features of “plain vanilla” options.

Under the 2014 Plan, at December 31, 2020, 16,507,436 stock options with a fair value of $14,169 and an intrinsic value of $26,472 were vested and exercisable.

Compensation cost not yet recognized as of December 31, 2020 for non-vested awards expected to vest was $1,222 over the weighted average period of .73 years.

The weighted-average remaining contractual life of options outstanding under the 2014 Plan was approximately 4.89 years at December 31, 2020. The Company estimated a forfeiture rate of 13.7% on all outstanding stock options.

14.	Employee Retirement Savings Plan

In January 2011, the Company established a defined contribution 401(k) plan to benefit certain of its employees. The 401(k)-plan sponsor is a wholly owned subsidiary of the Company. Employees are eligible to participate if they are at least 18 years of age, have worked for the Company for at least one year and have completed at least 1,000 hours of service during the eligibility computation period. The Company may make discretionary matching contributions. For the years ended December 31, 2019 and 2020, the Company made $853 and $638, respectively, of matching contributions.

The Company maintains a nonqualified deferred compensation plan for certain management employees. Under the deferred compensation plan, a participant may elect to defer up to 90% of their base salary, 90% of their annual bonus, and/or 100% of 401(k) contributions fail the top-heavy testing for highly compensated employees. The Company may make discretionary matching contributions. The deferred compensation liability under this plan was $2,167 and $2,956 as of December 31, 2019 and 2020, respectively.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

15.	Business Combinations

From time to time, the Company may pursue acquisitions of conveyorized car wash and related automotive services that either strategically fit with the Company’s business; or expand the Company’s presence in new and attractive markets.

The Company accounts for business combinations under the acquisition method of accounting. The assets acquired, and liabilities assumed in connection with business acquisitions are recorded at the date of acquisition at their estimated fair values, with any excess of the purchase price over the estimated fair values of the net assets acquired and intangible assets assigned, recorded as goodwill. Significant judgment is required in estimated the fair value of assets acquired and liabilities assumed and in assigning their respective useful lives. Accordingly, the Company may engage third-party valuation specialists to assist in these determinations. The fair value estimates are based on available historical information and on future expectations and assumptions deemed reasonable my management; but are inherently uncertain.

The consolidated financial statements reflect the operations of an acquired business starting from the effective date of the acquisition. The Company expensed $1,908 and $545 of acquisition related costs for the years ended December 31, 2019 and 2020 respectively. These costs are recognized as incurred and are included in the accompanying consolidated statements of operations and comprehensive income in general and administrative.

At December 31, 2019 and 2020, the amount of acquired goodwill that is not deductible for income tax purposes is $17,782 and $5,312, respectively.

2019 Acquisitions

In 2019, the Company acquired the assets and liabilities of thirty-three car washes in fifteen separate acquisitions for total consideration of $82,495, which was paid in cash. These acquisitions resulted in the recognition during 2019, finalized in 2020, of $41,850 of goodwill, $34,288 of property and equipment and $2,304 of intangible assets related to covenants not to compete, the remainder of the total consideration is in other current assets and liabilities.

These acquisitions are located in the following markets:

Location (Seller)	Number of Washes	Month Acquired
Georgia (Wash Rocket)	1	February
Wisconsin (Royal Car Care)	1	February
California (Merced & 16th / Prime Shine)	1	March
Michigan (Firehouse)	8	March
New Mexico (Clean Machine/Valencia)	1	April
Colorado (Patriot)	1	April
Florida (Top Shelf)	2	April
Michigan (Soapy Joes)	2	May
Wisconsin (American)	2	June
Wisconsin (Full-Service CW)	1	July
Michigan (Ride the Tide)	1	August
California (Waterdrops)	7	October
Georgia (Wash Factory)	2	October
Florida (Car Wash Express)	2	November
Michigan (Pickard)	1	December

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

2020 Acquisitions

In 2020, the Company acquired the assets and liabilities of ten car washes in four separate acquisitions for total consideration of approximately $33,584 which was paid in cash. These acquisitions resulted in the preliminary recognition during 2020 of $21,467 of goodwill, $9,463 of property and equipment, $830 of intangible assets related to covenants not to compete and $1,824 in other assets and liabilities.

These acquisitions are located in the following markets:

Location (Seller)	Number of Washes	Month Acquired
Florida (Love)	1	January
Washington (Bush)	7	September
Texas (Soapbox Express)	1	November
Florida (Avatar)	1	December

The Company is still finalizing the valuations for 2020 acquisitions.

16.	Dispositions

On December 1, 2020, the Company entered into an Asset Purchase Agreement to sell 27 quick lube facilities for $55,386 to an unrelated third party, subject to certain inventory value adjustments. The sale of the quick lube facilities is in line with the Company’s focus on growing its car wash business. The sale was effective on December 11, 2020. The disposition of the quick lube facilities did not meet the criteria to be reported as a discontinued operation and accordingly, its results of operations have not been reclassified. A gain totaling $29,773 was recognized on the sale during the year ended December 31, 2020, which is recorded as (gain) loss on sale of assets in the accompanying consolidated statement of operations and comprehensive income.

As part of the sale and sublease of the quick lube facilities, the Company agreed to indemnify the buyer/subtenant for certain liabilities if they occurred or arose prior to or on the closing date, subject to a specified cap in some instances. The Company is not aware of any such liabilities or attendant indemnification obligations that require accrual at December 31, 2020.

17.	Related-Party Transactions

For various advisory and monitoring services provided to the Company, Leonard Green Partners, the majority owner of the Company, receives $1,000 annually. During the COVID-19 pandemic, these fees were waived for the remainder of the year. Total fees and expenses paid by the Company to Leonard Green were $1,000 and $250 for the years ended December 31, 2019 and 2020, respectively.

Leonard Green Partners is one of the creditors in the Second Lien Credit Agreement with a $5,625 investment allowed through the First Amendment.

18.	Commitments and Contingencies

Litigation

From time to time, the Company is party to pending or threatened lawsuits arising out of or incident to the ordinary course of business. The Company carries professional and general liability insurance coverage and other

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

insurance coverages. In the opinion of management and upon consultation with legal counsel, none of the pending or threatened lawsuits will have a material effect upon the consolidated financial position, operations or cash flows of the Company.

Insurance

The Company carries a broad range of insurance coverage, including general and business auto liability, commercial property, workers’ compensation, cyber risk and a general umbrella policy. The Company accrued $2,063 and $2,467 for assessments on insurance claims filed as of December 31, 2019 and 2020, respectively which is included in other accrued expenses in the consolidated balance sheet. As of December 31, 2019, the Company recorded $1,701 in receivables from its non-healthcare insurance company related to these claims and $2,052 as of December 31, 2020. These receivables are included in prepaid expenses and other in the consolidated balance sheets. The receivables are paid when the claim is finalized and reserved amounts on these claims are expected to be paid within one year.

Environmental Matters

Operations at certain facilities currently or previously owned or leased by the Company utilize, or in the past have utilized, hazardous substances generally in compliance with applicable law. Periodically, the Company has had minor claims asserted against it by regulatory agencies or private parties for environmental matters relating to the handling of hazardous substances by the Company, and it has incurred obligations for investigations or remedial actions with respect to certain of these matters. There can be no assurances that activities at these facilities, or future facilities owned or operated by the Company, may not result in additional environmental claims being asserted against the Company or additional investigations or remedial actions being required. The Company is not aware of any significant remediation matters at December 31, 2020. Because of various factors including the difficulty of identifying the responsible parties for any particular site, the complexity of determining the relative liability among them, the uncertainty as to the most desirable remediation techniques and the amount of damages and clean-up costs and the time period during which such costs may be incurred, the Company is unable to reasonably estimate the ultimate cost of claims asserted against the Company related to environmental matters; however, the Company does not believe such costs will be material to its consolidated financial statements.

In addition to potential claims asserted against the Company, there are certain regulatory obligations associated with these facilities. The Company also has third-party specialist to review the sites subject to these regulations annually, for the purpose of assigning future cost. A third party has conducted a preliminary assessment of site restoration provisions arising from these regulations and the Company has recognized a provisional amount. As of December 31, 2020, the Company recorded an Environmental Remediation accrual of $68.

Warranties

The Company has provided certain standard pre-closing warranties in connection with the sale of its quick lube facilities, which closed on December 11, 2020. The pre-closing warranties made by the Company in the related Asset Purchase Agreement survive for six months following the closing date. The Company is not aware of any warranty liabilities with respect to the former quick lube facilities that require accrual at December 31, 2020.

19.	Subsequent Events

The Company concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements that are not already recorded or disclosed, except as described below.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

In June 2021, the board of directors and the stockholders of the Company approved a 96-for-1 forward stock split of the Company’s outstanding common stock, which was effected on June 16, 2021. All common stock and per share information has been retroactively adjusted to give effect to this forward stock split for all periods presented. Shares of common stock underlying outstanding stock options and other equity instruments were proportionately increased and the respective per share value and exercise prices, if applicable, were proportionately decreased in accordance with the terms of the agreements governing such securities. There were no changes to the par value per share of the Company’s common stock as a result of the forward stock split. Additionally, the board of directors and the stockholders of the Company approved an increase in the authorized shares of common stock to 1,000,000,000 shares.

In June 2021, the Company entered into an amendment to the First Lien Credit Agreement that (i) increased the maximum available borrowing capacity under the Revolving Commitment from $75,000 to $150,000 and (ii) extended the maturity date of the Revolving Commitment to the earliest to occur of (a) June 4, 2026, (b) the date that is six months prior to the maturity date of the Initial Term Loans (as defined in the First Lien Credit Agreement) (provided that clause (b) shall not apply if the maturity date for the Initial Term Loans is extended to a date that is at least six months after June 4, 2026, the Initial Term Loans are refinanced having a maturity date at least six months after June 4, 2026, or the Initial Term Loans are paid in full), (c) the date that commitments under the Revolving Commitment are permanently reduced to zero, and (d) the date of the termination of the commitments under the Revolving Commitment. The effectiveness of the amendment is subject to the satisfaction of certain conditions, including the completion of the Company’s initial public offering and other customary conditions.

In June 2021, the Company’s Performance Vesting Options were modified to remove the requirement that the Principal Stockholders receive the Target Proceeds and the Maximum Amount as conditions for the Performance Vesting Options to vest.

On June 29, 2021, the Company closed its initial public offering, which consisted of 31,250,000 shares of common stock sold by the Company and 11,875,000 shares of common stock sold by selling stockholders, all at a public offering price of $15.00 per share. The Company used $192.5 million of the net proceeds received in the initial public offering to repay a portion of the outstanding borrowings under the First Lien Credit Agreement and $242.7 million of the net proceeds to repay all of the outstanding borrowings under the Second Lien Credit Agreement. Following such repayment, all obligations under the Second Lien Term Loan were terminated.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Condensed Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

(Unaudited)

	As of
	December 31, 2020	March 31, 2021
Assets
Current assets:
Cash and cash equivalents	$114,647	$135,263
Restricted cash	3,227	3,158
Accounts receivable, net	4,613	5,191
Inventory	6,415	6,127
Prepaid expenses and other current assets	6,068	7,375

Total current assets	134,970	157,114

Property and equipment, net	263,034	270,885
Operating lease right of use assets, net	681,538	682,282
Other intangible assets, net	127,019	125,581
Goodwill	737,415	737,034
Other assets	4,477	4,677

Total assets	$1,948,453	$1,977,573

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$24,374	$17,280
Accrued payroll and related expenses	11,424	15,413
Other accrued expenses	20,264	20,229
Current maturities of debt	8,400	8,400
Current maturities of operating lease liability	33,485	34,311
Current maturities of finance lease liability	495	511
Deferred revenue	24,505	25,759

Total current liabilities	122,947	121,903

Long-term portion of debt, net	1,054,820	1,053,043
Operating lease liability	685,479	685,764
Financing lease liability	15,917	15,783
Long-term deferred tax liability	46,082	53,287
Other long-term liabilities	6,558	6,197

Total liabilities	1,931,803	1,935,977

Commitments and contingencies (Note 17)
Stockholders’ equity:
Common stock, $0.01 par value, 1,000,000,000 shares authorized; 261,907,622 and 262,415,371 shares outstanding as of December 31, 2020 and March 31, 2021, respectively	2,622	2,629
Additional paid-in capital	91,523	91,559
Accumulated other comprehensive loss	(1,117)	(798)
Accumulated deficit	(76,378)	(51,794)

Total stockholders’ equity	16,650	41,596

Total liabilities and stockholders’ equity	$1,948,453	$1,977,573

See accompanying notes to unaudited condensed consolidated financial statements.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Condensed Consolidated Statements of Operations and Comprehensive Income

(Amounts in thousands, except share and per share data)

(Unaudited)

	Three Months Ended March 31,
	2020	2021
Revenues, net	$155,252	$175,508
Cost of labor and chemicals	57,570	51,749
Other store operating expenses	58,473	61,083
General and administrative	12,959	14,961
Loss on sale of assets	343	790

Total costs and expenses	129,345	128,583

Operating income	25,907	46,925

Other expense:
Interest expense, net	17,195	13,959
Loss on extinguishment of debt	1,918	—

Total other expense	19,113	13,959

Income before taxes	6,794	32,966
Income tax (benefit) provision	(2,066)	8,382

Net income	$8,860	$24,584

Other comprehensive income, net of tax:
Gain on interest rate swap	—	319

Total comprehensive income	$8,860	$24,903

Net income per share:
Basic	$0.03	$0.09

Diluted	$0.03	$0.09

Weighted-average common shares outstanding:
Basic	261,747,418	262,151,037

Diluted	273,925,460	278,354,463

See accompanying notes to unaudited condensed consolidated financial statements.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Condensed Consolidated Statements of Stockholders’ (Deficit) Equity

(Amounts in thousands, except share and per share data)

(Unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Stockholders’ (Deficit) Equity
	Shares	Amount
Balance as of December 31, 2019	261,749,196	$2,620	$90,358	$—	$(156,580)	$(63,602)
Adoption of new accounting standards, net of tax	—	—	—	—	19,798	19,798
Stock-based compensation expense	—	—	387	—	—	387
Shares repurchased	(4,624)	—	(324)	—	—	(324)
Net income	—	—	—	—	8,860	8,860

Balance as of March 31, 2020	261,744,572	$2,620	$90,421	$—	$(127,922)	$(34,881)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Stockholders’ Equity
	Shares	Amount
Balance as of December 31, 2020	261,907,622	$2,622	$91,523	$(1,117)	$(76,378)	$16,650
Stock-based compensation expense	—	—	310	—	—	310
Exercise of stock options	688,430	7	260	—	—	267
Shares repurchased	(180,681)	—	(534)	—	—	(534)
Gain on interest rate swap	—	—	—	319	—	319
Net income	—	—	—	—	24,584	24,584

Balance as of March 31, 2021	262,415,371	$2,629	$91,559	$(798)	$(51,794)	$41,596

See accompanying notes to unaudited condensed consolidated financial statements.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Condensed Consolidated Statements of Cash Flows

(Amounts in thousands)

(Unaudited)

	Three Months Ended March 31,
	2020	2021
Cash flows from operating activities:
Net income	$8,860	$24,584
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,957	11,650
Stock-based compensation	387	310
Loss on disposal of property and equipment	343	790
Loss on extinguishment of debt	1,918	—
Amortization of deferred financing fees	414	356
Non-cash lease expense	9,508	8,613
Deferred income tax	5,998	7,099
Changes in assets and liabilities:
Accounts receivable	2,024	(579)
Inventory	182	289
Prepaid expenses and other current assets	(7,952)	(243)
Accounts payable	2,525	3,144
Accrued expenses	(7,560)	2,799
Deferred revenue	(1,753)	1,254
Operating lease liability	(8,175)	(8,245)
Other noncurrent assets and liabilities	45	(232)

Net cash provided by operating activities	$17,721	$51,589

Cash flows from investing activities:
Purchases of property and equipment	(20,475)	(32,301)
Acquisition of car wash operations, net of cash acquired	(5,991)	—
Proceeds from sale of property and equipment	3,692	3,591

Net cash used in investing activities	$(22,774)	$(28,710)

Cash flows from financing activities:
Proceeds from exercise of stock options	—	121
Payments for repurchases of common stock	(324)	(199)
Proceeds from debt borrowings	45,625	—
Proceeds from revolving line of credit	111,681	—
Payments on debt borrowings	(2,100)	(2,100)
Payments on revolving line of credit	(51,150)	—
Principal payments on finance lease obligations	(30)	(119)
Payment of deferred offering costs	—	(35)

Net cash provided by (used in) financing activities	$103,702	$(2,332)

Net change in cash and cash equivalents during period	98,649	20,547
Cash and cash equivalents, and restricted cash at beginning of period	6,705	117,874

Cash and cash equivalents, and restricted cash at end of period	$105,354	$138,421

Supplemental disclosure of cash flow information:
Cash paid for interest	$21,573	$14,149
Cash paid for income taxes	$110	$109
Supplemental disclosure of non-cash investing and financing activities:
Property and equipment in accounts payable	$2,623	$6,363
Repurchase of common stock in other accrued expenses	$—	$15
Deferred offering costs in accounts payable and other accrued expenses	$—	$1,030

See accompanying notes to unaudited condensed consolidated financial statements.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

(Unaudited)

1. Nature of Business

Hotshine Holdings, Inc., a Delaware corporation based in Tucson, Arizona and provider of conveyorized car wash services changed its name to Mister Car Wash, Inc. (the “Company”) in March 2021. The Company operates two location formats: Express Exterior Locations, which offer express exterior cleaning services, and Interior Cleaning Locations, which offer both express exterior and interior cleaning services. As of December 31, 2020, the Company closed or sold all of its quick lube facilities. As of March 31, 2021, the Company operated 344 car washes in 21 states.

To ensure the safety of its team members and customers and in compliance with local regulations, the Company temporarily suspended operations at more than 300 of its locations due to the COVID-19 pandemic beginning the end of March 2020 and through the first part of April 2020. During this period, safety protocols were upgraded, and the Company modified its operating model by temporarily removing all interior cleaning services from locations offering those services. The washes were closed for, on average, 34 days. As the Company opened washes, only exterior cleaning services were offered until July 2020, when interior clean services became available at select locations. In August 2020, all Interior Cleaning Locations were offering interior cleaning services again. As a result of the temporary suspension of operations, the Company furloughed approximately 5,500 team members, reduced the pay for the remaining team members, and amended nearly all leases to allow for up to three months of rent deferrals. None of the amendments resulted in remeasurements. As of December 31, 2020, all back pay for reduced salaries and deferred lease payments had been repaid.

2. Summary of Significant Accounting Policies

The accompanying unaudited condensed consolidated financial statements as of March 31, 2021 and for the three months ended March 31, 2020 and March 31, 2021 have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial statements. Certain information and note disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2020.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the included disclosures are adequate, and the accompanying unaudited condensed consolidated financial statements contain all adjustments which are necessary for a fair presentation of the Company’s consolidated financial position as of March 31, 2021, consolidated results of operations and comprehensive income for the three months ended March 31, 2020 and 2021, and consolidated cash flows for the three months ended March 31, 2020 and 2021. Such adjustments are of a normal and recurring nature. The consolidated results of operations for the three months ended March 31, 2021 are not necessarily indicative of the consolidated results of operations that may be expected for the year ending December 31, 2021.

Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company. All material intercompany balances and transactions have been eliminated in consolidation.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

(Unaudited)

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the periods reported. Some of the significant estimates that the Company has made pertain to the determination of deferred tax assets and liabilities; estimates utilized to determine the fair value of assets acquired and liabilities assumed in business combinations and the related goodwill and intangibles; and certain assumptions used related to the evaluation of goodwill, intangibles, and property and equipment asset impairment. Actual results could differ from those estimates.

Cash and Cash Equivalents, and Restricted Cash

As of March 31, 2021, the Company has $158 in restricted cash for the funding of various maintenance expenses. See Note 15-Dispositions for additional balances classified in restricted cash in the unaudited condensed consolidated balance sheets as of December 31, 2020 and March 31, 2021.

Accounts Receivable, Net

Accounts receivable are presented net of an allowance for doubtful accounts of $197 and $104 as of December 31, 2020 and March 31, 2021, respectively. The activity in the allowance for doubtful accounts was immaterial for the three months ended March 31, 2020 and 2021.

Inventory

Inventory consists primarily of chemical washing solutions and is stated at the lower of cost or net realizable value using the average cost method. The activity in the reserve for obsolescence was immaterial for the three months ended March 31, 2020 and 2021.

Inventory for the periods presented is as follows:

	As of
	December 31, 2020	March 31, 2021
Chemical washing solutions	$6,490	$6,177
Other	52	73

Total inventory, gross	6,542	6,250
Reserve for obsolescence	(127)	(123)

Total inventory, net	$6,415	$6,127

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

(Unaudited)

Revenue Recognition

The following table summarizes the composition of the Company’s revenue, net for the periods presented:

	Three Months Ended March 31,
	2020	2021
Recognized over time	$84,537	$108,270
Recognized at a point in time	69,595	66,322
Other revenue	1,120	916

Revenue, net	$155,252	$175,508

Sales and Marketing

Advertising costs were approximately $1,302 and $919 for the three months ended March 31, 2020 and 2021, respectively, and are included in other store operating expenses in the unaudited condensed consolidated statements of operations and comprehensive income.

Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted net income per share is computed by dividing net income by the weighted-average shares outstanding for the period and includes the dilutive impact of potential new shares issuable upon vesting and exercise of stock options. Potentially dilutive securities are excluded from the computation of diluted net income per share if their effect is antidilutive. A reconciliation of the numerators and denominators of the basic and diluted net income per share calculations is as follows:

	Three Months Ended March 31,
	2020	2021
Numerator:
Net income	$8,860	$24,584

Denominator:
Weighted-average common shares outstanding - basic	261,747,418	262,151,037
Effect of potentially dilutive securities:
Stock options	12,178,042	16,203,426

Weighted-average common shares outstanding - diluted	273,925,460	278,354,463

Net income per share - basic	$0.03	$0.09

Net income per share - diluted	$0.03	$0.09

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

(Unaudited)

The following potentially dilutive shares were excluded from the computation of diluted net income per share for the three months ended March 31, 2020 and 2021 because including them would have been antidilutive:

	Three Months Ended March 31,
	2020	2021
Stock options	1,820,247	458,152

Deferred Offering Costs

The Company capitalizes certain legal, accounting, and other third-party fees that are directly related to the Company’s in-process equity financings, including a planned initial public offering, until such financings are consummated. After consummation of an equity financing, these costs are recorded as a reduction of the proceeds received as a result of the financing. Should a planned equity financing be abandoned, terminated, or significantly delayed, the deferred offering costs are immediately written off to operating expenses. As of March 31, 2021, the Company recorded deferred offering costs $1,065, respectively, in the accompanying unaudited condensed consolidated balance sheets and are included in prepaid expenses and other current assets. As of March 31, 2020, there were no deferred offering costs capitalized.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842) (“ASU No. 2016-02”) and issued the following subsequent amendments to ASU No. 2016-02: ASU No. 2017-13, ASU No. 2018-01, ASU No. 2018-10, ASU No. 2018-11, ASU No. 2018-20, ASU No. 2019-01, ASU No. 2019-10, and ASU No. 2020-02. Under the new guidance, lessees are required to recognize a lease liability, which represents the discounted obligation to make future minimum lease payments, and a corresponding right-of-use asset on the balance sheets for most leases. The guidance retains the historical accounting for lessors and does not make significant changes to the recognition, measurement, and presentation of expenses and cash flows by a lessee. Enhanced disclosures are also required to give financial statement users the ability to assess the amount, timing and uncertainty of cash flows arising from leases. The Company adopted ASU No. 2016-02 on January 1, 2020, along with related clarifications and improvements.

The Company elected the following practical expedients:

Practical expedient package

The Company has elected the practical expedient packages and has not: (i) reassessed whether any expired or existing contracts are, or contain, leases, (ii) reassessed the lease classification for any expired or existing leases, or (iii) reassessed initial direct costs for any expired or existing leases.

Land easements practical expedient

The Company has not reassessed whether any existing or expired land easements that were not previously accounted for as a lease are considered a lease under the new guidance.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

(Unaudited)

The Company did not elect the following practical expedients:

Hindsight Practical Expedient

The Company has not elected the hindsight practical expedient, which permits the use of hindsight when determining lease term, including option periods, and impairment of operating lease assets.

The Company’s policy elections related to the adoption of ASU No. 2016-02 were as follows:

Separation of lease and non-lease components

The Company elected to account for lease and non-lease components as a single component.

Short-term policy

The Company elected the short-term lease recognition exemption for all classes of underlying assets. Leases with an initial term of 12 months or less and that do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise are not recorded on the consolidated balance sheets. Expense for short-term leases is recognized on a straight-line basis over the lease term.

The impact on the Company’s opening unaudited condensed consolidated balance sheets was as follows:

	December 31, 2019	Topic 842 Adjustments	January 1, 2020
Assets
Current assets:
Cash and cash equivalents	$6,405	$—	$6,405
Restricted cash	300	—	300
Accounts receivable, net	5,125	2,002	7,127
Construction receivable	6,900	(6,900)	—
Inventory	7,760	—	7,760
Prepaid expenses and other current assets	6,611	(830)	5,781

Total current assets	33,101	(5,728)	27,373

Property and equipment, net	233,574	(12,074)	221,500
Operating right of use assets, net	—	677,618	677,618
Other intangible assets, net	133,128	—	133,128
Goodwill	731,989	—	731,989
Other assets	18,282	(14,324)	3,958

Total assets	$1,150,074	$645,492	$1,795,566

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

(Unaudited)

	December 31, 2019	Topic 842 Adjustments	January 1, 2020
Liabilities and stockholders’ (deficit) equity
Current liabilities:
Accounts payable	$15,792	$—	$15,792
Accrued payroll and related expenses	19,193	—	19,193
Other accrued expenses	21,041	(2,273)	18,768
Current maturities of debt	8,000	—	8,000
Current maturities of financing obligations	262	(262)	—
Current maturities of operating lease liability	—	31,642	31,642
Current maturities of finance lease liability	23	104	127
Deferred revenue	21,258	—	21,258

Total current liabilities	85,569	29,211	114,780

Long-term portion of debt, net	1,016,890	—	1,016,890
Construction liability	6,900	(6,900)	—
Financing obligations	10,250	(10,250)	—
Operating lease liability	—	680,186	680,186
Financing lease liability	1,015	(104)	911
Long-term deferred tax liability	20,013	6,561	26,574
Long-term deferred rent	39,665	(39,665)	—
Other long-term liabilities	33,374	(33,345)	29

Total liabilities	1,213,676	625,694	1,839,370

Stockholders’ (deficit) equity:
Common stock, $0.01 par value	2,620	—	2,620
Additional paid-in capital	90,358	—	90,358
Accumulated (deficit)(1)	(156,580)	19,798	(136,782)

Total stockholders’ (deficit) equity	(63,602)	19,798	(43,804)

Total liabilities and stockholders’ (deficit) equity	$1,150,074	$645,492	$1,795,566

(1)	Primarily composed of an increase of $25,869 for deferred sale-leaseback gains no longer amortizable and a decrease of $6,561 for the deferred tax impact of the cumulative effect adjustments.

In April 2020, the FASB issued a Staff Question-and-Answer to clarify whether lease concessions related to the effects of the COVID-19 pandemic require the application of the lease modification guidance under the new lease standard. The Company has elected to apply the temporary practical expedient and not treat changes to certain leases due to the effects of the COVID-19 pandemic as modifications for leases where the total payments were substantially the same as the existing leases.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU No. 2017-04”). ASU No. 2017-04 removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step two of the goodwill impairment test. As a result, under ASU No. 2017-04, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the impairment

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

(Unaudited)

loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The Company adopted ASU No. 2017-04 on January 1, 2020 and the adoption of this standard did not have an impact on the Company’s unaudited condensed consolidated financial statements or disclosures.

Recently Issued Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU No. 2016-13”), which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance will be effective for the Company beginning January 1, 2023, and interim periods therein. Early adoption is permitted. The Company is currently evaluating the effect that ASU No. 2016-13 will have on its unaudited condensed consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU No. 2019-12”), which simplifies the accounting for income taxes by removing a variety of exceptions within the framework of ASC 740. The guidance will be effective for the Company beginning January 1, 2022, and interim periods in fiscal years beginning January 1, 2023. Early adoption is permitted. The Company is currently evaluating the effect that ASU No. 2019-12 will have on its unaudited condensed consolidated financial statements and related disclosures.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848) (“ASU No. 2020-04”) and issued the following subsequent amendments to ASU No. 2020-04: ASU No. 2021-01. The new guidance is intended to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. Reference rate reform is necessary due to the phase out of the London Interbank Offered Rate (“LIBOR”) at the end of 2021. The adoption of this guidance is optional and provides relief around modification and hedge accounting as it specifically arises from changing reference rates, in addition to optional expedients for cash flow hedges. The guidance will be effective from March 12, 2020 through December 31, 2022. The Company is currently evaluating the impacts of the transition away from LIBOR on the Company. If ASU No. 2020-04 and related clarifications and improvements are adopted, the Company does not expect that the adoption will have an impact on the Company’s unaudited condensed consolidated financial statements and related disclosures.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

(Unaudited)

3. Prepaid and Other Current Assets

Prepaids and other current assets consisted of the following for the periods presented:

	As of
	December 31, 2020	March 31, 2021
Spare parts	$1,953	$1,686
Uniforms	1,121	1,210
Income taxes receivable	1,042	1,043
Prepaid insurance	911	444
Information technology	655	1,198
Prepaid rent	190	113
Deferred offering costs	—	1,065
Other	196	616

Total prepaid and other current assets	$6,068	$7,375

4. Property and Equipment, Net

Property and equipment, net consisted of the following for the periods presented:

	As of
	December 31, 2020	March 31, 2021
Land	$28,316	$26,180
Buildings and improvements	55,250	54,905
Finance leases	16,497	16,497
Leasehold improvements	83,561	84,902
Vehicles and equipment	143,435	146,220
Furniture, fixtures and equipment	61,350	63,929
Construction in progress	13,187	26,254

Property and equipment, gross	401,596	418,887
Less: accumulated depreciation	(138,238)	(147,436)
Less: accumulated depreciation — finance leases	(324)	(566)

Property and equipment, net	$263,034	$270,885

For the three months ended March 31, 2020 and 2021, depreciation expense was $9,121 and $9,971, respectively.

For the three months ended March 31, 2020 and 2021, amortization expense on finance leases was $28 and $242, respectively.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

(Unaudited)

5. Other Intangible Assets, Net

Other intangibles assets, net consisted of the following as of the periods presented:

	December 31, 2020		March 31, 2021
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Trade names and Trademarks	$107,000	$—	$107,000	$—
CPC Unity System	42,900	27,301	42,900	28,374
Customer relationships	7,600	7,376	7,600	7,427
Covenants not to compete	7,515	3,319	7,515	3,633

	$165,015	$37,996	$165,015	$39,434

The weighted-average amortization periods for CPC Unity System, Customer relationships, and Covenants not to compete are 10.0 years, 7.0 years, and 6.3 years, respectively.

For the three months ended March 31, 2020 and 2021, amortization expense associated with the Company’s finite-lived intangible assets was $1,808 and $1,437, respectively.

As of March 31, 2021, estimated future amortization expense was as follows:

Fiscal Year Ending:
2021 (remaining nine months)	$4,591
2022	5,816
2023	5,008
2024	3,056
2025	110
Thereafter	—

Total estimated future amortization expense	$18,581

6. Goodwill

Goodwill consisted of the following for the periods presented:

	As of
	December 31, 2020	March 31, 2021
Balance at beginning of period	$731,989	$737,415
Current year acquisitions	21,467	—
Current year dispositions	(16,191)	—
Other provisional adjustments	150	(381)

Balance at end of period	$737,415	$737,034

Goodwill is generally deductible for tax purposes, except for the portion related to purchase accounting step-up goodwill.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

(Unaudited)

7. Income Taxes

The effective income tax rate on continuing operations for the three months ended March 31, 2020 was -30.4%.    The year-to-date provision for income taxes included taxes on earnings at an anticipated annual effective tax rate of 23.1% and a favorable tax impact of $3,634 related primarily to the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) that was enacted into law in March 2020.

The CARES Act permitted the Company to carry back federal net operating losses to earlier tax years where the highest federal statutory income tax rate was 35.0%, resulting in an increase in the tax benefit originally computed at 21.0% of the expected net operating loss carryforward.

For the three months ended March 31, 2020, the effective tax rate differed from the U.S. federal statutory income tax rate primarily due to the tax benefit resulting from the CARES Act discussed above.

The effective income tax rate on continuing operations for the three months ended March 31, 2021 was 25.4%. The provision for income taxes included taxes on earnings at an anticipated annual effective tax rate of 25.4% and adjustments related to discrete activity during the quarter.

For the three months ended March 31, 2021, the effective tax rate differed from the U.S. federal statutory income tax rate primarily due to state income taxes and non-deductible expenses.

For the three months ended March 31, 2020 and 2021, the Company has not recorded any unrecognized tax benefits or interest and penalties related to any uncertain tax positions.

8. Debt

The Company’s long-term debt consists of the following as of the periods presented:

	As of
	December 31, 2020	March 31, 2021
Credit agreement
First lien term loan	$827,600	$825,500
Less: debt issuance costs	(4,849)	(4,612)
Less: current maturities of long-term debt	(8,400)	(8,400)

First lien term loan, net	814,352	812,488

Revolving commitment	—	—

Credit agreement, net	$814,352	$812,488

Second lien credit agreement
Second lien term loan	$242,673	$242,673
Less: debt issuance costs	(2,205)	(2,118)

Second lien credit agreement, net	$240,468	$240,555

Total Long-term debt, net	$1,054,820	$1,053,043

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

(Unaudited)

As of March 31, 2021, annual maturities of debt are as follows:

Fiscal Year Ending:
2021 (remaining nine months)	$6,300
2022	8,400
2023	8,400
2024	8,400
2025	8,400
Thereafter	1,028,273

Total maturities of debt	$1,068,173

As of December 31, 2020 and March 31, 2021, unamortized deferred financing costs were $7,494 and $7,138, respectively, and accumulated amortization of deferred financing costs was approximately $3,057 and $3,413, respectively.

For the three months ended March 31, 2020 and 2021, the amortization of deferred financing costs in interest expense, net in the unaudited condensed consolidated statements of operations and comprehensive income was approximately $414 and $356, respectively.

Credit Agreement

On August 21, 2014, the Company entered into a credit agreement (“Credit Agreement”) which was originally comprised of a term loan (“Term Loan”) and a revolving commitment (“Revolving Commitment”). The Credit Agreement was collateralized by substantially all personal property (including cash, inventory, equipment, and intangibles), real property, and equity interests owned by the Company.

Under the Credit Agreement and with respect to the Term Loan, the Company had the option of selecting either (i) a Base Rate interest rate plus fixed margin of 2.25% or (ii) a Eurodollar (LIBOR) interest rate for one, two, three or six months plus a fixed margin of 3.25%.

Under the Credit Agreement and with respect to the Revolving Commitment, the Company had the option of selecting either (i) a Base Rate interest rate plus a variable margin of 2.50% to 3.00%, based on the Company’s First Lien Net Debt Leverage Ratio, or (ii) a Eurodollar (LIBOR) interest rate for one, two, three or six months plus a variable margin of 3.50% to 4.00%, based on the Company’s First Lien Net Leverage Ratio.

Term Loan

In March 2019, entered into the Incremental Amendment No. 6 to the Term Loan, which increased the borrowing capacity under the Term Loan by an additional $60,000, from $609,667 to $669,667, and increased the quarterly principal payment under the Term Loan to $1,753.

In May 2019, the Company entered into the Amended and Restated First Lien Credit Agreement (“First Lien Credit Agreement”) which amended and restated the entirety of the Credit Agreement. Under the First Lien Credit Agreement, the borrowings under the Term Loan were increased by $131,929 to $800,000 with quarterly principal payments payable of $2,000 and the remaining unpaid balance due on May 14, 2026. Interest on the Term Loan under the First Lien Credit Agreement is payable either each one, two or three months but no less frequent than quarterly depending on the type of interest rate selected. Under the First Lien Credit Agreement,

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

(Unaudited)

the interest rate spreads changed from a fixed margin to a variable margin based on the Company’s First Lien Net Leverage Ratio and the interest rate changes every one, two, three or six months based on the type of interest rate selected. The Company has the option of selecting either (i) a Base Rate interest rate plus a variable margin of 2.25% to 2.50%, based on the Company’s First Lien Net Leverage Ratio, or (ii) a Eurodollar Rate interest rate for one, two, three or six months plus a variable margin of 3.25% to 3.50%, based on the Company’s First Lien Net Leverage Ratio. Additionally, the First Lien Credit Agreement added a Delayed Draw facility on the Term Loan the enabled the Company to borrow up to $40,000 for up to two years from May 2019. Borrowings under the Delayed Draw facility would increase the quarterly principal payments under the Term Loan by one-fourth of 1.00% per quarter of the additional principal borrowed under the Delayed Draw facility. The Delayed Draw facility includes a Delayed Draw Ticking Fee payable on the average daily unused portion of the Delayed Draw facility. The Delayed Draw Ticking Fee Rate was 0.00% from May 14, 2019 through June 28, 2019, 1.75% from June 28, 2019 through August 12, 2019, and 3.50% from August 12, 2019 through May 14, 2021.

In February 2020, the Company entered into Amendment No. 1 to Amended and Restated First Lien Credit Agreement (“Amended First Lien Credit Agreement”) which amended and restated the First Lien Credit Agreement. The Amended First Lien Credit Agreement changed the interest rate spreads associated with the First Lien Credit Agreement where (i) the variable margin associated with the Base Rate interest rate plus a variable margin based on the Company’s First Lien Net Leverage Ratio changed from 2.25% to 2.50% to 2.00% to 2.25% and (ii) the variable margin associated with the Eurodollar Rate interest rate for one, two, three or six months plus a variable margin based on the Company’s First Lien Net Leverage Ratio changed from 3.25% to 3.50% to 3.00% to 3.25%. In connection with the Amended First Lien Credit Agreement, the Company expensed $1,918 of previously unamortized deferred financing costs as a loss on extinguishment of debt in the unaudited condensed consolidated statements of operations and comprehensive income in the three months ended March 31, 2020.

In February 2020 and March 2020, the Company borrowed $30,000 and $10,000, respectively, under the Delayed Draw facility on the Term Loan, utilizing the full $40,000 available under the Delayed Draw facility. As the result of the additional borrowings under the Delayed Draw facility, the quarterly principal payments associated with the Term Loan increased from $2,000 to $2,100.

As of December 31, 2020 and March 31, 2021, the interest rate on the Term Loan was 3.40% and 3.36%, respectively.

The First Lien Credit Agreement requires the Company to maintain compliance with a First Lien Net Leverage Ratio. As of March 31, 2021, the Company was in compliance with the First Lien Net Leverage Ratio financial covenant of the First Lien Credit Agreement.

Revolving Commitment

In May 2019 and in connection with the First Lien Credit Agreement, the borrowing capacity of the Revolving Commitment was increased from $50,000 to $75,000 and the expiration date of the Revolving Commitment was changed from August 21, 2019 to May 14, 2024. The Company had the option of selecting either (i) a Base Rate interest rate plus a variable margin of 2.00% to 2.50%, based on the Company’s First Lien Net Leverage Ratio, or (ii) a Eurodollar Rate interest rate for one, two, three or six months plus a variable margin of 3.00% to 3.50%, based on the Company’s First Lien Net Leverage Ratio.

As of December 31, 2020 and March 31, 2021, the unused borrowing capacity of the Revolving Commitment was $75,000 and $75,000, respectively.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

(Unaudited)

In addition, an unused commitment fee based on the Company’s First Lien Net Leverage Ratio is payable on the average of the unused borrowing capacity under the Revolving Commitment. As of December 31, 2020 and March 31, 2021, the unused commitment fee was 0.50% and 0.50%, respectively.

Standby Letters of Credit

As of March 31, 2021, the Company has available standby letters of credit of $10,000 under the Revolving Commitment, provided that the total utilization of revolving commitments under the Revolving Commitment does not exceed $75,000 subsequent to the First Lien Credit Agreement. Any letter of credit issued under the Credit Agreement has an expiration date which is the earlier of (i) no later than 12 months from the date of issuance or (ii) 5 business days prior to the maturity date of the Revolving Commitment on May 14, 2024. As of December 31, 2020 and March 31, 2021, the amounts associated with outstanding letters of credit were $469 and $469, respectively.

Second Lien Credit Agreement

In May 2019, the Company entered into a Second Lien Credit Agreement that provided for a $225,000 Second Lien Term Loan. The Second Lien Term Loan is interest-only over the term of the Second Lien Credit Agreement and is due and payable in full on May 14, 2027. Interest on the Second Lien Term Loan is payable quarterly, in arrears, at a rate of 10.00% per annum. The Second Lien Term Loan is collateralized by substantially all personal property (including cash, inventory, equipment, and intangibles), real property, and equity interests owned by the Company only after the collateral requirements are met by holders of the Company’s debt under the First Lien Credit Agreement.

In March 2020, the Company entered into the First Amendment to Second Lien Credit Agreement (“Amended Second Lien Credit Agreement”). The Amended Second Lien Credit Agreement provided for an incremental term loan to the Company in an aggregate amount of $5,625 under the same terms as the Second Lien Term Loan. The incremental term loan under the Amended Second Lien Credit Agreement is an investment from a related party (see Note 17-Related-Party Transactions). The Amended Second Lien Credit Agreement also allowed the Company to make its quarterly interest payments on the Second Lien Term Loan via payment-in-kind (“PIK”) by adding such amount to the outstanding principal amount of the Second Lien Term Loan. The Company made PIK additions to its outstanding principal amounts in the amounts of $5,906 and $6,142 in March 2020 and June 2020, respectively. The Amended Second Lien Credit Agreement also increased the interest rate of the Second Lien Term Loan to 10.50% effective January 1, 2020 to June 30, 2020.

As of December 31, 2020 and March 31, 2021, the interest rate on the Second Lien Term Loan was 10.00% and 10.00%, respectively.

9. Fair Value Measurements

The following table presents financial liabilities which are measured at fair value on a recurring basis as of December 31, 2020:

	Fair Value Measurements
	Total	Level 1	Level 2	Level 3
Liabilities:
Interest rate swap	$1,488	$—	$1,488	$—

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

(Unaudited)

The following table presents financial liabilities which are measured at fair value on a recurring basis as of March 31, 2021:

	Fair Value Measurements
	Total	Level 1	Level 2	Level 3
Liabilities:
Interest rate swap	$1,090	$—	$1,090	$—

The Company measures the fair value of its financial assets and liabilities using the highest level of inputs that are available as of the measurement date. The carrying amounts of cash, accounts receivable, and accounts payable approximate their fair value due to the immediate or short-term maturity of these financial instruments. See Note 10-Interest Rate Swap for additional information on the interest rate swap.

The Company’s Term Loan under the Amended First Lien Credit Agreement approximates fair value to the Term Loan’s variable interest rate terms. As of December 31, 2020 and March 31, 2021, the fair value of the Company’s variable rate debt approximated its carrying value.

As of December 31, 2020 and March 31, 2021, there were no Level 3 financial assets or financial liabilities measured at fair value on a recurring basis.

During the three months ended March 31, 2020 and 2021, there were no transfers between fair value measurement levels.

10. Interest Rate Swap

In May 2020, the Company entered into a pay-fixed, receive-floating interest rate swap (the “Swap”) to mitigate variability in forecasted interest payments on an amortizing notional of $550,000 of the Company’s variable-rate Term Loan. The Company designated the Swap as a cash flow hedge.

As of March 31, 2021, information pertaining to the Company’s Swap is as follows:

Notional Amount	Fair Value	Pay-Fixed	Receive-Floating	Maturity Date
$548,604	$1,090	0.308%	0.11%	October 20, 2022

As of December 31, 2020 and March 31, 2021, the current portion of the fair value of the Swap was $931 and $894, respectively, and is included in other accrued expenses in the accompanying unaudited condensed consolidated balance sheets.

As of December 31, 2020 and March 31, 2021, the long-term portion of the fair value of the Swap was $557 and $196, respectively, and is included in other long-term liabilities in the accompanying unaudited condensed consolidated balance sheets.

For the three months ended March 31, 2020 and 2021, amounts reported in other comprehensive income in the accompanying unaudited condensed consolidated statements of operations and comprehensive income are net of tax of $0 and $106, respectively.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

(Unaudited)

11. Leases

The Company’s incremental borrowing rate for a lease is the rate of interest it expects to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. To determine the incremental borrowing rates used to discount the lease payments, the Company estimated its synthetic credit rating and utilized market data for similarly situated companies.

Balance sheet information related to leases consisted of the following for the periods presented:

		As of
	Classification	December 31, 2020	March 31, 2021
Assets
Operating	Operating right of use assets, net	$681,538	$682,282
Finance	Property and equipment, net	16,173	15,931

Total lease assets		$697,711	$698,213

Liabilities
Current
Operating	Current maturities of operating lease liability	$33,485	$34,311
Finance	Current maturities of finance lease liability	495	511
Long-term
Operating	Operating lease liability	685,479	685,764
Finance	Financing lease liability	15,917	15,783

Total lease liabilities		$735,376	$736,369

Components of total lease cost, net, consisted of the following for the periods presented:

	Three Months Ended March 31,
	2020	2021
Operating lease expense(1)	$19,471	$19,125
Finance lease expense
Amortization of lease assets	15	242
Interest on lease liabilities	24	294
Short-term lease expense	11	4
Variable lease expense(2)	3,109	3,924

Total	$22,630	$23,589

(1)

Operating lease expense includes an immaterial amount of sublease income and is included in other store operating expenses and general and administrative expenses in the accompanying unaudited condensed consolidated statements of operations and comprehensive income.

(2)	Variable lease costs consist primarily of property taxes, property insurance, and common area or other maintenance costs for the Company’s leases of buildings.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

(Unaudited)

The following includes supplemental information for the periods presented:

	Three Months Ended March 31,
	2020	2021
Operating cash flows from operating leases	$18,690	$19,527
Operating cash flows from finance leases	$24	$294
Financing cash flows from finance leases	$30	$119
Operating lease liabilities arising from obtaining ROU assets	$3,271	$9,357
Finance lease liabilities arising from obtaining ROU assets	$—	$—
Weighted-average remaining operating lease term	15.25	14.87
Weighted-average remaining finance lease term	15.15	17.95
Weighted-average operating lease discount rate	6.25%	6.26%
Weighted-average finance lease discount rate	8.98%	7.33%

As of March 31, 2021, lease obligation maturities were as follows:

Fiscal Year	Operating Leases	Finance Leases
2021 (remaining nine months)	$58,779	$1,246
2022	78,307	1,683
2023	77,918	1,716
2024	77,054	1,741
2025	76,862	1,766
Thereafter	757,250	23,883

Total future minimum obligations	$1,126,170	$32,035
Less: Present value discount	(406,095)	(15,741)

Present value of net future minimum lease obligations	$720,075	$16,294
Less: current portion	(34,311)	(511)

Long-term obligations	$685,764	$15,783

Forward-Starting Leases

As of December 31, 2020, the Company entered into 10 leases that have not yet commenced related to build-to-suit arrangements for car wash locations. These leases will commence in 2021 or 2022 with initial lease terms of 5 to 20 years.

As of March 31, 2021, the Company entered into 11 leases that have not yet commenced related to build-to-suit arrangements for car wash locations. These leases will commence in 2021 or 2022 with initial lease terms of 5 to 20 years.

Sale-Leaseback Transactions

During the three months ended March 31, 2020, the Company completed one sale-leaseback transaction related to its car wash locations with aggregate consideration of $3,805, resulting in a net loss of $198, which is included in loss on sale of assets in the accompanying unaudited condensed consolidated statements of operations and comprehensive income. Contemporaneously with the closing of the sale, the Company entered into a lease

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

(Unaudited)

agreement for the property for an initial 20-year term. The cumulative initial annual rent for the property is approximately $248, subject to annual escalations. This lease is accounted for as an operating lease.

During the three months ended March 31, 2021, the Company completed one sale-leaseback transaction related to its car wash locations with aggregate consideration of $3,667, resulting in a net loss of $270, which is included in loss on sale of assets in the accompanying unaudited condensed consolidated statements of operations and comprehensive income. Contemporaneously with the closing of the sale, the Company entered into a lease agreement for the property for an initial 20-year term. The cumulative initial annual rent for the property is approximately $228, subject to annual escalations. This lease is accounted for as an operating lease.

12. Stockholders’ Equity

As of December 31, 2020, there were 1,000,000,000 shares of common stock authorized, 264,747,644 shares of common stock issued, and 261,907,622 shares of common stock outstanding.

As of March 31, 2021, there were 1,000,000,000 shares of common stock authorized, 265,436,074 shares of common stock issued, and 262,415,371 shares of common stock outstanding.

The Company uses the cost method to account for treasury stock. Treasury stock is included in additional paid-in capital in the accompanying unaudited condensed consolidated balance sheets. As of December 31, 2020 and March 31, 2021, the Company had 2,840,022 shares and 3,020,703 shares, respectively, of treasury stock.

13. Stock-Based Compensation

The 2014 Plan

Under the 2014 Stock Option Plan of Hotshine Holdings, Inc. (the “2014 Plan”), the Company may grant incentive stock options or nonqualified stock options to purchase shares of Hotshine Holdings, Inc. to its employees, directors, officers, outside advisors and non-employee consultants.

The 2014 Plan is administered by the Company’s board of directors (the “Board”) or, at the discretion of the Board, by a committee thereof. The exercise prices, vesting and other restrictions are determined at the discretion of the Board, or its committee if so delegated. The Board values the Company’s common stock, taking into consideration the most recently available valuation thereof performed by third parties, as well as additional factors which may have changed since the date of the most recent contemporaneous valuation through the date of grant. The exercise prices per share for options granted were not less than the fair market value of the common stock of the Company on the date of grant.

All options granted under the 2014 Plan have a contractual life of ten years. Under the 2014 Plan, 60% of the shares in a grant contain service-based vesting conditions and vest ratably over a five-year period (“Time Vesting Options”) and 40% of the shares in a grant contain performance-based vesting conditions (“Performance Vesting Options”). The condition for the Performance Vesting Options is a change in control or an initial public offering, where (i) 50% of the Performance Vesting Options vest and become exercisable if the Principal Stockholders receive the Target Proceeds at the Measurement Date and (ii) the remaining 50% of the Performance Vesting Options vest and become exercisable if the Principal Stockholders receive the Maximum Amount at the Measurement Date. Principal Stockholders is defined in the 2014 Plan as (a) Green Equity Investors VI, L.P., (b) Green Equity Investors Side VI, L.P., (c) LGP Associates VI-A, LLC, (d) LGP Associates VI-B LLC, and (e) the

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

(Unaudited)

affiliates of the foregoing entities. Measurement Date is defined as the date of a change in control or an initial public offering, whichever comes first. The Target Proceeds and Maximum Amount are defined and measured by either multiples of invested capital or an annual compounded pre-tax internal rate of return on investment.

As of March 31, 2021, the Company reserved 37,149,984 shares of common stock for issuance under the 2014 Plan. As of March 31, 2021, 367,872 shares were available for future grants of the Company’s common stock under the 2014 Plan.

Stock Option Valuation

The grant-date fair value of Time Vesting Options granted is determined using the Black-Scholes option-pricing model. The grant-date fair value of Performance Vesting Options is determined using a Monte Carlo simulation model and a barrier-adjusted Black-Scholes option-pricing model.

The following table presents, on a weighted-average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of Time Vesting Options:

Three Months Ended
March 31, 2021
Expected volatility	40.83%
Risk-free interest rate	0.90%
Expected term (in years)	6.5
Expected dividend yield	0.00%

The following table presents, on a weighted-average basis, the assumptions used in the barrier-adjusted Black-Scholes option-pricing model and Monte Carlo simulation model to determine the grant-date fair value of Performance Vesting Options:

Three Months Ended March 31, 2021
Expected votatility	60.00%
Risk-free interest rate	0.63%
Expected term (in years)	5.2
Expected dividend yield	0.00%

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

(Unaudited)

Stock Options

The following table summarizes the Company’s stock option activity since December 31, 2020:

	Time Vesting Options	Performance Vesting Options	Total Number of Shares	Weighted- Average Exercise Price
Outstanding as of December 31, 2020	19,958,043	13,341,504	33,299,547	$0.78
Granted	1,122,144	747,936	1,870,080	$4.92
Exercised	(223,392)	—	(223,392)	$0.66
Forfeited	(55,776)	(37,152)	(92,928)	$2.31

Outstanding as of March 31, 2021	20,801,019	14,052,288	34,853,307	$1.00

Options vested or expected to vest as of March 31, 2021	19,839,230	—	19,839,230	$0.97

Options exercisable as of March 31, 2021	16,474,526	—	16,474,526	$0.72

The number and weighted-average grant date fair value of stock options during the periods presented is as follows:

	Number of Shares		Weighted-Average Grant Date Fair Value
	Time Vesting Options	Performance Vesting Options	Time Vesting Options	Performance Vesting Options
Non-vested as of December 31, 2020	3,450,607	13,341,504	$0.80	$0.56
Non-vested as of March 31, 2021	4,326,493	14,052,288	$1.16	$6.00
Granted during the period	1,122,144	747,936	$2.04	$2.26
Vested during the period	190,482	—	$0.94	$—
Forfeited/canceled during the period	55,776	37,152	$0.73	$1.27

The total grant date fair value of Time Vesting Options and Performance Vesting Options granted during the three months ended March 31, 2021 was approximately $2,286 and $3,895, respectively.

The fair value of stock options vested during the three months ended March 31, 2021 was $1,935.

As of March 31, 2021, the weighted-average remaining contractual life of Time Vesting Options outstanding under the 2014 Plan was approximately 4.94 years.

Stock-Based Compensation Expense

The Company estimated a forfeiture rate of 13.7% for awards granted based on historical experience and future expectations of the vesting of stock options. The Company used this historical rate as an assumption in calculating stock-based compensation expense.

For the three months ended March 31, 2020 and 2021, the Company recognized stock-based compensation expense for Time Vesting Options of approximately $387 and $310, respectively, which is included in general and administrative expenses in the accompanying unaudited condensed consolidated statements of operations and comprehensive income.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

(Unaudited)

For the three months ended March 31, 2020 and 2021, the Company did not recognize stock-based compensation expense for the Performance Vesting Options as the performance condition is not yet probable of achievement. The Company will recognize stock-based compensation expense associated with the Performance Vesting Options when the performance condition is considered probable of achievement, which is upon a change in control or an initial public offering, whichever comes first.

As of March 31, 2021, total unrecognized compensation expense related to unvested Time Vesting Options was $2,371, which is expected to be recognized over the weighted-average period of 2.33 years.

As of March 31, 2021, total unrecognized compensation expense related to unvested Performance Vesting Options was $84,277, which includes the impact of the March 2021 modification disclosed below of $75,217 and is expected to be recognized when the vesting conditions are considered probable of being achieved.

Modification of Stock Options

In March 2021, the Company modified a total of 7,874,304 shares of Performance Vesting Options for 12 grantees to provide for an additional service-based vesting condition related to the acceleration of vesting in connection with a grantees’ death. The Company did not recognize current incremental stock-based compensation expense in connection with the modification during the three months ended March 31, 2021 because the grants will vest upon the earlier of a performance condition or a service condition, neither of which are probable of occurring until the condition is met. The modification resulted in an increase to unrecognized compensation expense related to unvested Performance Vesting Options of $75,217 during the three months ended March 31, 2021.

14. Business Combinations

From time to time, the Company may pursue acquisitions of conveyorized car wash and related automotive services that either strategically fit with the Company’s business or expand the Company’s presence in new and attractive markets.

The unaudited condensed consolidated financial statements reflect the operations of an acquired business starting from the effective date of the acquisition. The Company expensed $53 and $149 of acquisition-related costs for the three months ended March 31, 2020 and 2021, respectively. These costs are recognized as incurred and are included in general and administrative expenses in the accompanying unaudited condensed consolidated statements of operations and comprehensive income.

For the year ended December 31, 2020 and the three months ended March 31, 2021, the amount of acquired goodwill that is not deductible for income tax purposes was $5,312 and $0, respectively.

2020 Acquisitions

For the year ended December 31, 2020, the Company acquired the assets and liabilities of ten car washes in four separate acquisitions for total consideration of approximately $33,584, which was paid in cash. These acquisitions resulted in the preliminary recognition of $21,467 of goodwill, $9,463 of property and equipment, $830 of intangible assets related to covenants not to compete, and $1,824 in other assets and liabilities.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

(Unaudited)

The acquisitions were located in the following markets:

Location (Seller)	Number of Washes	Month Acquired
Florida (Love)	1	January
Washington (Bush)	7	September
Texas (Soapbox Express)	1	November
Florida (Avator)	1	December

2021 Acquisitions

The Company has not consummated any acquisitions during the three months ended March 31, 2021.

15. Dispositions

In December 2020, the Company entered into an Asset Purchase Agreement to sell 27 quick lube facilities for $55,386 to an unrelated third party, subject to certain inventory value adjustments. The sale of the quick lube facilities is consistent with the Company’s focus on growing its car wash business. The sale was effective on December 11, 2020. The disposition of the quick lube facilities did not meet the criteria to be reported as a discontinued operation and accordingly, its results of operations have not been reclassified. A gain totaling $29,773 was recognized on the sale during the year ended December 31, 2020, which was recorded in loss (gain) on sale of assets in the audited consolidated statements of operations and comprehensive income. The Company allocated $16,191 of goodwill to the quick lube facilities disposed of in December 2020.

As part of the sale and sublease of the quick lube facilities, the Company agreed to indemnify the buyer/subtenant for certain liabilities if they occurred or arose prior to or on the closing date, subject to a specified cap in some instances. The Company is not aware of any such liabilities or attendant indemnification obligations that require accrual as of March 31, 2021.

Upon the sale of the quick lube facilities in December 2020, the purchaser deposited $3,000 into an escrow account held by an escrow agent on behalf of the Company for the purpose of any indemnification that may become due to purchaser pursuant to the purchase agreement. The funds will remain in the escrow account until August 2021, at which time the escrow period will have ended. As of March 31, 2021, the $3,000 in escrow associated with the disposition of the quick lube facilities was recorded in restricted cash in the unaudited condensed consolidated balance sheets.

The Company has not consummated any significant dispositions during the three months ended March 31, 2021.

16. Related-Party Transactions

Leonard Green Partners, the majority owner of the Company, receives $1,000 annually for various advisory and monitoring services provided to the Company. During the COVID-19 pandemic, these fees were waived for the remainder of 2020. For the three months ended March 31, 2020 and 2021 total fees and expenses paid by the Company to Leonard Green Partners were $250 and $250, respectively, and are included general and administrative expenses in the accompanying unaudited condensed consolidated statements of operations and comprehensive income.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

(Unaudited)

Leonard Green Partners is one of the Company’s creditors under the Second Lien Credit Agreement with an investment of $5,625 allowed through the Amended Second Lien Credit Agreement.

17. Commitments and Contingencies

Litigation

From time to time, the Company is party to pending or threatened lawsuits arising out of or incident to the ordinary course of business. The Company carries professional and general liability insurance coverage and other insurance coverages. In the opinion of management and upon consultation with legal counsel, none of the pending or threatened lawsuits will have a material effect upon the consolidated financial position, operations or cash flows of the Company.

Insurance

The Company carries a broad range of insurance coverage, including general and business auto liability, commercial property, workers’ compensation, cyber risk, and a general umbrella policy. As of December 31, 2020 and March 31, 2021, the Company accrued $2,467 and $2,269, respectively, for assessments on insurance claims filed, which are included in other accrued expenses in the accompanying unaudited condensed consolidated balance sheets. As of December 31, 2020 and March 31, 2021, the Company recorded $2,052 and $1,716, respectively, in receivables from its non-healthcare insurance company related to these insurance claims, which are included in prepaid expenses and other current assets in the accompanying unaudited condensed consolidated balance sheets. The receivables are paid when the claim is finalized and the reserved amounts on these claims are expected to be paid within one year.

Environmental Matters

Operations at certain facilities currently or previously owned or leased by the Company utilize, or in the past have utilized, hazardous substances generally in compliance with applicable law. Periodically, the Company has had minor claims asserted against it by regulatory agencies or private parties for environmental matters relating to the handling of hazardous substances by the Company, and it has incurred obligations for investigations or remedial actions with respect to certain of these matters. There can be no assurances that activities at these facilities, or future facilities owned or operated by the Company, may not result in additional environmental claims being asserted against the Company or additional investigations or remedial actions being required. The Company is not aware of any significant remediation matters as of March 31, 2021. Because of various factors including the difficulty of identifying the responsible parties for any particular site, the complexity of determining the relative liability among them, the uncertainty as to the most desirable remediation techniques and the amount of damages and clean-up costs and the time period during which such costs may be incurred, the Company is unable to reasonably estimate the ultimate cost of claims asserted against the Company related to environmental matters; however, the Company does not believe such costs will be material to its consolidated financial statements.

In addition to potential claims asserted against the Company, there are certain regulatory obligations associated with these facilities. The Company also has third-party specialist to review the sites subject to these regulations annually, for the purpose of assigning future cost. A third party has conducted a preliminary assessment of site restoration provisions arising from these regulations and the Company has recognized a provisional amount. As of March 31, 2021, the Company recorded an environmental remediation accrual of $76, which is included in other accrued expenses in the accompanying unaudited condensed consolidated balance sheets.

Mister Car Wash, Inc. and Subsidiaries (f/k/a Hotshine Holdings, Inc.)

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

(Unaudited)

Warranties

The Company has provided certain standard pre-closing warranties in connection with the sale of its quick lube facilities, which closed in December 2020. The pre-closing warranties made by the Company in the related Asset Purchase Agreement survive for six months following the closing date. The Company is not aware of any warranty liabilities with respect to the former quick lube facilities that require accrual as of March 31, 2021.

18. Subsequent Events

In June 2021, the board of directors and the stockholders of the Company approved a 96-for-1 forward stock split of the Company’s outstanding common stock, which was effected on June 16, 2021. All common stock and per share information has been retroactively adjusted to give effect to this forward stock split for all periods presented. Shares of common stock underlying outstanding stock options and other equity instruments were proportionately increased and the respective per share value and exercise prices, if applicable, were proportionately decreased in accordance with the terms of the agreements governing such securities. There were no changes to the par value per share of the Company’s common stock as a result of the forward stock split. Additionally, the board of directors and the stockholders of the Company approved an increase in the authorized shares of common stock to 1,000,000,000 shares.

In June 2021, the Company entered into an amendment to the First Lien Credit Agreement that (i) increased the maximum available borrowing capacity under the Revolving Commitment from $75,000 to $150,000 and (ii) extended the maturity date of the Revolving Commitment to the earliest to occur of (a) June 4, 2026, (b) the date that is six months prior to the maturity date of the Initial Term Loans (as defined in the First Lien Credit Agreement) (provided that clause (b) shall not apply if the maturity date for the Initial Term Loans is extended to a date that is at least six months after June 4, 2026, the Initial Term Loans are refinanced having a maturity date at least six months after June 4, 2026, or the Initial Term Loans are paid in full), (c) the date that commitments under the Revolving Commitment are permanently reduced to zero, and (d) the date of the termination of the commitments under the Revolving Commitment. The effectiveness of the amendment is subject to the satisfaction of certain conditions, including the completion of the Company’s initial public offering and other customary conditions.

In June 2021, the Company’s Performance Vesting Options were modified to remove the requirement that the Principal Stockholders receive the Target Proceeds and the Maximum Amount as conditions for the Performance Vesting Options to vest.

On June 29, 2021, the Company closed its initial public offering, which consisted of 31,250,000 shares of common stock sold by the Company and 11,875,000 shares of common stock sold by selling stockholders, all at a public offering price of $15.00 per share. The Company used $192.5 million of the net proceeds received in the initial public offering to repay a portion of the outstanding borrowings under the First Lien Credit Agreement and $242.7 million of the net proceeds to repay all of the outstanding borrowings under the Second Lien Credit Agreement. Following such repayment, all obligations under the Second Lien Term Loan were terminated,

78,942,045 Shares

Mister Car Wash, Inc.

Common Stock